07048699

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E. 3/1/07

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1-15112

For the month of March 2007

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ....X....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

STORA ENSO CORPORATION

By: ______________________
Ulla Paajanen-Sainio
Vice President,
Investor Relations and Financial Communications

By: ______________________
Jyrki Kurkinen
General Counsel

STORAENSO

06

Company

Stora Enso's Annual Report 2006 comprises three separate booklets







- Letter to shareholders
- Strategy and actions in 2006
- Divisional presentations
- Board of Directors and management

- Financial statements and notes
- Report on operations
- Risk management
- Capital markets

- Sustainability governance, stakeholder engagement, targets and performance
- Sustainability in the value chain
  - raw materials and suppliers
  - the Group
  - markets

Printed copies of the report may be ordered through our website at www.storaenso.com/order or by contacting any of the corporate offices (see back cover).

DIVIDEND AND AGM INFORMATION

Payment of dividend

The Board of Directors proposes to the Annual General Meeting (AGM) that a dividend of EUR 0.45 per share be paid for the fiscal year ending 31 December 2006.

Dividends payable on VPC-registered shares will be forwarded by VPC and paid in Swedish krona. Dividends payable to ADR holders will be forwarded by Deutsche Bank Trust Company Americas and paid in US dollars.

Dividend Policy

- Strive to pay stable dividends linked to the long-term performance
- One half of net profits over a business cycle

Annual General Meeting

The AGM of Stora Enso Oyj will be held at 16.00 (Finnish time) on Thursday, 29 March 2007 at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

AGM AND DIVIDEND CALENDAR FOR 2007

19 March	Record date for AGM
29 March	Annual General Meeting (AGM)
30 March	Ex-dividend date
3 April	Record date for dividend
17 April	Dividend payment effected

For more details, see Information for Shareholders on the back cover

CONTACTS

Kari Vainio

Executive Vice President, Corporate Communications
Tel. +44 20 7016 3140
Fax +44 20 7016 3208
Stora Enso International Office,
9 South Street, London W1K 2XA, UK
kari.vainio@storaenso.com

Keith B Russell

Senior Vice President, Investor Relations
Tel. +44 20 7016 3146
Fax +44 20 7016 3208
Stora Enso International Office,
9 South Street, London W1K 2XA, UK
keith.russell@storaenso.com

Ulla Paajanen-Sainio

Vice President, Investor Relations and Financial Communications
Tel. +358 2046 21242
Fax +358 2046 21307
Stora Enso Oyj, P.O. Box 309,
FI-00101 Helsinki, Finland
ulla.paajanen-sainio@storaenso.com

Stora Enso in brief

Stora Enso is an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader.

Stora Enso's sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso's shares are listed in Helsinki, Stockholm and New York.

Stora Enso serves mainly business-to-business customers through its own global sales and marketing network. A global presence provides local customer service. Customers include publishers, printing houses and merchants, as well as the packaging, joinery and construction industries – and are mainly concentrated in Europe, North America and Asia. As Stora Enso moves into the future, the Group is focusing on expanding its operations in new growth markets in China, Latin America and Russia.

The Group has production facilities in Europe, North and Latin America, and Asia. Modern production capacity, combined with efficient raw material and energy sourcing and efficient processes, ensure excellent continuity of production.

Stora Enso is committed to sustainability. Economic, environmental and social responsibility underpins our thinking and our approach to every aspect of doing business. The Group builds accountability into its operations by being transparent and engaging in open dialogue with its stakeholders. Group-wide targets and clear governance are used to monitor and measure how well Stora Enso performs in terms of sustainability.


STORAENSO

Key figures	2005	2006
Sales, EUR million	13 187.5	14 593.9
Operating profit, EUR million	–59.8	623.8
excluding non-recurring items, EUR milliion	357.5	757.5
% of sales	2.7	5.2
Profit before tax and minority interests, EUR million	–144.2	631.8
excluding non-recurring items, EUR million	273.1	602.5
Net profit for the period (attributable to Company shareholders), EUR million	–111.1	585.0
Capital expenditure, EUR million	1 145.3	583.4
Interest-bearing net liabilities, EUR million	5 084.1	4 233.9
Capital employed, EUR million	11 677.9	11 331.8
Return on capital employed (ROCE), %	–0.5	5.4
excluding non-recurring items, %	3.3	6.6
Return on equity (ROE), %	–1.4	7.7
Debt/equity ratio	0.70	0.54

	2005	2006
Earnings/share, EUR	–0.14	0.74
diluted, EUR	–0.14	0.74
excluding non-recurring items, EUR	0.28	0.55
Cash earnings/share, EUR	1.65	2.34
diluted, EUR	1.65	2.34
excluding non-recurring items, EUR	1.70	1.94
Dividend/share, EUR	0.45	0.45*
Equity/share, EUR	9.16	9.89
Payout ratio, %	161	82*
Market capitalisation, EUR million, 31 Dec.	9 304	9 528
Deliveries of paper and board, 1 000 tonnes	14 150	14 618
Deliveries of wood products, 1 000 m³	6 741	6 572
Average number of employees	46 166	45 631

*Board's dividend proposal

STORA ENSO IN BRIEF



Stora Enso is an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader.

Stora Enso's sales totalled EUR 14.6 billion in 2006. Key figures for 2006, excluding non-recurring items: operating profit EUR 757.5 million (5.2% of sales), profit before tax and minority interests EUR 602.5 million, earnings per share EUR 0.55 and cash earnings per share EUR 1.94. Cash flow after investing activities was EUR 1 309.5 million.

A summary of the press and stock exchange releases and interim reviews published by Stora Enso during 2006 can be found at www.storaenso.com/press

STRATEGY

Stora Enso's profit improvement programmes are aimed at securing a competitive European production base for the Group. Good financial performance in the mature markets of Europe and North America is important to enable Stora Enso to expand in new growth markets.

The Profit 2007 programme has proceeded well and the initial target has been reached. The Group achieved an improvement of EUR 310 million by the end of 2006.

Stora Enso completed divestments and closures in accordance with the Asset Performance Review during 2006 and announced plans to close two mills to be completed in 2007.



In China, Stora Enso has set up a joint venture with Shandong Huatai Paper in 2006. Its publication paper machine is expected to start up in late 2007.

The growth in demand for printing and writing paper recovered slightly in 2006. Coated woodfree paper and SC paper led the way, with almost 4% growth, whereas uncoated woodfree and coated mechanical advanced by only 1%.

Growth was fastest in Eastern Europe, China and Latin America. Growth in North America was flat and demand in Western Europe was modest.


Nekoosa tosses pumpkins

Publication Paper

Key figures

EUR million	2004	2005	2006	% of the Group
Sales	4 621.4	4 675.9	4 773.4	31.0
Operating profit*	104.6	193.3	251.6	33.2
% of sales	2.3	4.1	5.3	
Operating capital	4 095.8	4 179.9	3 946.9	34.9
ROOC, %**	2.5	4.7	6.2	
Average number of employees	12 884	12 450	11 972	26.2
Deliveries, 1 000 t	7 315	7 008	6 929	47.4
Production, 1 000 t	7 317	7 087	6 955	47.3

* Excluding non-recurring items

** ROOC = 100% * Operating profit/Operating capital


100 g/m²
500 SHEETS
STORAENSO

Fine Paper

Key figures

EUR million	2004	2005	2006	% of the Group
Sales	2 668.8	2 690.3	2 956.3	17.5
Operating profit*	54.5	62.2	166.0	21.9
% of sales	2.0	2.3	5.6	
Operating capital	2 615.0	2 553.4	2 149.8	19.0
ROOC, %**	2.0	2.4	7.1	
Average number of employees	7 758	7 637	6 837	15.0
Deliveries, 1 000 t	3 596	3 521	3 839	26.3
Production, 1 000 t	3 727	3 554	3 861	26.3

* Excluding non-recurring items

** ROOC = 100% * Operating profit/Operating capital



Packaging Boards

Key figures

EUR million	2004	2005	2006	% of the Group
Sales	3 053.4	3 190.2	3 531.5	22.7
Operating profit*	271.3	220.0	323.4	42.7
% of sales	8.9	6.9	9.2	
Operating capital	2 964.6	2 851.1	2 753.5	24.4
ROOC, %**	9.3	7.6	11.5	
Average number of employees	10 860	12 454	12 106	26.5
Deliveries, 1 000 t	3 499	3 621	3 850	26.3
Production, 1 000 t	3 475	3 678	3 883	26.4

* Excluding non-recurring items

** ROOC = 100% * Operating profit/Operating capital



Forest Products

Key figures for Wood Products

EUR million	2004	2005	2006	% of the Group
Sales	1 566.8	1 588.3	1 676.4	10.8
Operating profit*	34.7	-3.1	59.1	7.8
% of sales	2.2	-0.2	3.5	
Operating capital	674.0	659.4	625.9	5.5
ROOC, %**	5.3	-0.5	9.2	
Average number of employees	4 856	5 081	4 894	10.7
Deliveries, 1 000 m³	6 664	6 741	6 572	100%

* Excluding non-recurring items

** ROOC = 100% * Operating profit/Operating capital

Market position	Europe	World
Magazine Paper	2	2
Newsprint	1	3

Market share %	Europe	North America	Latin America	Asia
Magazine Paper	19	14	40	3
Newsprint	21	1	0.5	2

Main markets (% of sales)	Europe	North America	Latin America	Asia
Magazine Paper	60	32	4	3
Newsprint	85	1	1	5

Capacity 2007

Magazine paper 4.8 million t/a

Newsprint 3.4 million t/a

Capacity by country



- ○ Germany 23%
- ○ Finland 22%
- ● Sweden 22%
- ○ North America 20%
- ○ Belgium 7%
- ● France 4%
- ○ Brazil 2%

Read more on pp. 16–19.

Market position	Europe	World
Graphic Papers	6	1
Office Papers	1	6
Papyrus	2	7

Market share %	Europe	North America	Asia
Graphic Papers	10	17	2
Office Papers	14	1	1
Papyrus	15	0	0

Main markets (% of sales)	Europe	North America	Asia
Graphic Papers	36	44	11
Office Papers	82	4	4

Capacity 2007

Graphic paper 2.4 million t/a

Office paper 1.7 million t/a

Capacity by country



- ○ Finland 49%
- ○ North America 23%
- ● Sweden 12%
- ○ Netherlands 6%
- ○ Germany 5%
- ● China 5%

Graphic paper = wood-free coated, coated fine paper

Office paper = wood-free uncoated, uncoated fine paper

Read more on pp. 20–23.

Market position	Europe	World
Consumer Boards	1	1
Speciality Papers	1	1
Industrial Packaging	*	*

* Due to the fact that Industrial Packaging consists of various products, a general market position for that business area is not applicable.

Main markets (% of sales)	Europe	North America	Asia
Consumer Boards	80	2	16
Speciality Papers	32	55	6
Industrial Packaging	85	2	10

Capacity 2007

Packaging paper and board 4.1 million t/a

Corrugated packaging 1.3 million m^2

Cores 0.2 million t/a

Capacity by country



- ○ Finland 46%
- ○ Sweden 27%
- ● Germany 7%
- ○ North America 7%
- ○ Other Europe 6%
- ● Poland 6%

Read more on pp. 24–27.

Key figures for Wood Supply

	2004	2005	2006
Internal deliveries, million m^3 sub*	41.6	39.9	41.5
External deliveries, million m^3 sub*	10.1	12.2	11.4
Average number of employees	3 157	3 415	3 803

* wood, solid under bark

Market position	Europe	World
Wood Products	1	3

Market share %	Europe	World
Wood Products	4	2

Main markets (% of sales)	Europe	North America	Asia	North Africa	Middle East
Wood Products	61	5	26	6	2

Capacity 2007

Sawn timber 7.4 million m^3, of which 3.2 million m^3 value-added products

Capacity by country



- ○ Finland 29%
- ○ Austria 24%
- ● Sweden 15%
- ○ Czech Republic 13%
- ○ Estonia 11%
- ● Latvia 3%
- ○ Russia 3%
- ○ Lithuania 2%

Read more on pp. 28–31.

Dear Shareholder,

From the CEO

Stora Enso's result improved during the last year, but we still fell short of our profitability targets. Although demand for our products was generally good, we faced cost increases. We were able to reach sales of EUR 14 593.9 million and the operating profit excluding non-recurring items was EUR 757.5 million in 2006.

The profit improvements that we achieved came from increased sales volumes, somewhat better sales prices and internal performance enhancements. The Profit 2007 programme has proceeded well, and its objectives and targets have been reached. The Asset Performance Review (APR) programme has proceeded very well, and we have implemented mill divestments and machine closures ahead of schedule.

As part of efforts to evaluate our poor-performing mills, we placed four under special scrutiny, which has resulted in a decision to plan to close two, Reisholz in Germany and Berghuizer in the Netherlands, during 2007. Their short-term profit improvements were not enough and we were not able to see that these mills had the long-term potential to perform adequately.

Although profit improvement measures have called for tough measures, we can see very clearly that they have been necessary and they have to continue.

In 2006 we were able to implement some new innovative labour initiatives. These include local mill-specific measures that are geared towards improving mill profitability.

Local negotiations have caused some tension in labour relations, but the results overall have been very encouraging and point to our ability to identify new local ways of moving towards better mill performance that are in everyone's interests and necessary to implement.

We initiated a project to re-evaluate our sustainability strategy and improve our ability to identify and respond proactively to strategic sustainability issues and to integrate these more closely into our overall business strategy process.

Following the completion of some major investments in our home markets in Europe and North America, we have stepped up actions in new growth markets. The first one has been the highly successful joint-venture Veracel pulp mill, which completed its first full year of operations in 2006. We have carried out a feasibility study on building an additional fibre line at Veracel, and the findings are promising.

Other projects have included the acquisition of Stora Enso Arapoti, a coated magazine paper producer, in Brazil, an SC-machine currently under construction in China, a decision to build the third corrugated packaging board mill at Lukhovitsy in Russia and some sawmill expansions elsewhere in Russia.

I will step down as CEO of Stora Enso after our Annual General Meeting on 29 March 2007, after over 30 years in the industry. There have been some dramatic changes over these years of which I would like to highlight two.

The first one is media advertising. This has grown significantly, and the paper industry has grown alongside this development. Today, however, there are new players to share the revenue from this business, namely electronic media, which is a challenge to paper producers.



Jouko Karvinen, CEO of Stora Enso from 29 March 2007 onwards.

The second major development has been the gradual decline of North America and Europe as the dominant players in the forest products industry. Inexpensive fibre from the southern hemisphere is accounting for an increasing share of the world pulp supply. Also, new paper capacity has come on stream in Asia, mostly intended for local markets, but we can already see its impact on our export volumes and some of it also in home markets.

I would like to thank Stora Enso's personnel and stakeholders for very interesting and rewarding years in the industry and I wish all of you the very best into the future.

From the Chairman

Jukka Härmälä, CEO first of Enso and then Stora Enso, is stepping down as CEO which marks a watershed in Stora Enso's development. We will still be able to benefit from his experience for a while, however, as he will continue to undertake special assignments on behalf of the Board until the end of August 2007.

It is my honour and pleasure to thank Jukka for all the work he has done for the company during his time as CEO. He played a key role in merging the two companies and expanding operations into North America and the new growth markets of Eastern Europe, Russia, China and Latin America.

I would also like to welcome Jouko Karvinen as our new CEO, and wish him all the best at Stora Enso and in the forest products industry. Jouko's background is in industrial automation and healthcare technologies. He brings



Stora Enso's Chairman of the Board, Claes Dahlbäck, and CEO Jukka Härmälä.

extensive global experience, a strong commitment to innovation and a solid track record on improving profitability in the businesses that he has managed.

Last year was a challenging year for Stora Enso, but the improvements we achieved and the progress that was made have been important in building a sounder foundation for the future of Stora Enso and all its stakeholders.

We are already in the full process of reviewing Stora Enso's strategy, and this is and has been one of the first tasks for the new CEO. We are working with a thorough analysis of the Group's business and business portfolio, asset analysis, and a review of geographical coverage. The earlier announced Group target of ROCE 13% remains also for the new CEO and his team.

The Asset Performance Review (APR), launched in 2005 and mainly implemented in 2006, was the first step in this process. It is clear that the measures taken as part of this and other initiatives must continue.

I would also like to thank our personnel for the good work done in 2006 in helping us restore our underlying profitability, and I trust that all of us will continue on this road, one that is essential to our future success.

Helsinki, 6 February 2007

Claes Dahlbäck, Chairman

Jukka Härmälä, CEO

Focus on productivity and asset evaluation

Stora Enso is operated and managed as one industrial group, with a core product portfolio consisting of publication and fine paper, packaging board and wood products.

Further profit improvements will be vital for Stora Enso's future success, both in mature and new growth markets. To reach this goal, we will need to enhance our productivity continuously and maintain an investment policy that focuses on our core assets.

This policy of targeted investments means that not all assets are of equal importance to the Group's future development. The Asset Performance Review (APR) was the first step in an ongoing process. We will continue to review and classify the Group's production assets according to their performance, future potential and importance to our chosen product portfolio; and allocate investments accordingly.

Working closer with our customers continues to be one of the cornerstones of Stora Enso's strategy. We will strive to strengthen our merchant operations in selected new markets and expand our share in the paper and board value chain.

The focus of Stora Enso's new growth market initiatives are Russia, China and Latin America. India is also a new area of interest for the Group. The drivers for this expansion are low-cost fibre, fast-growing market segments and balancing the Group's portfolio geographically.

Stora Enso is committed to sustainability – economic, environmental and social responsibility underpins our thinking and our approach to every aspect of doing business. The Group builds accountability into its operations by being transparent and engaging in open dialogue with stakeholders. Group-wide targets and clear governance are used to monitor and measure how well Stora Enso performs in terms of sustainability.

Key financial targets

Return on capital employed

Return on capital employed (ROCE) is a key indicator of performance for a capital-intensive company such as Stora Enso. The Group's ROCE target is 13% over the business cycle. Stora Enso's pre-tax weighted average cost of capital (WACC) at the end of 2006 was 8.5%.

Stora Enso reached a ROCE of 6.6% (excluding non recurring items) in 2006. This was a considerable improvement on 2005, but was still far below-target, and unsatisfactory. The main reasons for the Group's failure to meet its target was low profitability due mainly to cost items such as wood raw material and energy. However, lower capital expenditure (Capex), proceeds from disposal of assets and improved working capital management reduced capital employed, therefore capital turnover accelerated.

Growth

Stora Enso continues to aim for profitable growth, through both organic growth and selective mergers and

Mission, vision and values

Mission:
We promote communication and the well-being of people by turning renewable fibre into paper, packaging and processed wood products.

Vision:
We will be the world's leading forest products company

- We take the lead in developing the industry
- Customers choose us for the value we create
- We attract investors for the value we create
- Our employees are proud to work with us
- We are an attractive partner for our suppliers

Values:
Customer focus
We are the customer's first choice
Performance
We deliver results
Responsibility
We comply with principles of sustainable development
Emphasis on people
Motivated people create success
Focus on the future
We take the first step



Stora Enso strengthened its presence in Latin America during 2006. Through the acquisition of Arapoti Mill, Stora Enso became the sole producer of lightweight coated magazine paper in Brazil.

Reaching key financial targets	Target	2002	2003	2004	2005	2006
ROCE, %*	13	7.2	4.5	3.1	3.3	6.6
Operating margin, %		7.0	4.3	2.7	2.7	5.2
Capital turnover		1.0	1.1	1.1	1.2	1.3
Debt/equity ratio	≤0.8	0.37**	0.49	0.40	0.70	0.54
Dividend/share, EUR		0.45	0.45	0.45	0.45	0.45***
Payout ratio, %*	50	82	180	180	161	82

* Excluding non-recurring items ** Adjusted with the initial valuation of IAS 41 Agriculture

*** Board of Directors' proposal to the AGM

acquisitions in its core businesses, mainly in new growth markets.

Acquisitions will only be made if they meet Stora Enso's financial targets and make a positive contribution to earnings per share (EPS) and cash earnings per share (CEPS) after one year, excluding synergies. Over the medium term, returns from acquisitions must exceed the Group's pre-tax WACC of 8.5%, and support the ROCE target of 13% over the long term.

Cash flow

Enhancing cash flow from operations is a high priority at a time of low profitability. To improve the efficiency of the management of its working capital, Stora Enso has set an internal benchmark that cash flow should exceed average capital expenditure and dividends on a three-year rolling basis.

Stora Enso's cash flow from operations totalled EUR 1 892.9 million in 2006. The three-year rolling target was not met mainly due to profitability, which remains relatively low, and high capex and share buy-backs during earlier years.

Capital expenditure

Stora Enso's capital expenditure (Capex) policy is to keep Capex at or below depreciation over the business cycle.

Stora Enso's Capex in 2006 was EUR 583.4 million and was well below depreciation. Due to actions taken as a result of the Asset Performance Review (APR) and a strong focus on Capex allocation, Capex needs have been limited and were much lower than in 2005, when the Group's asset quality was considerably improved through machine modernisations, rebuilds and major investments in new machines.

Stability

Financial position

Stora Enso recorded a debt-to-equity ratio of 0.54 in 2006, indicating good balance sheet strength and financial flexibility. The Group target is 0.8 or less.

Performance in this area in 2006 benefited from the results of the APR, in the form of divestments and limited Capex.

Volatility

Stora Enso aims to reduce the volatility of its business by making the Group's portfolio less cyclical and by diversifying its operations geographically.

Shareholder return

Stora Enso's dividend policy aims to distribute half of the Group's net profit over the cycle to shareholders as dividend; and to prioritise stability of cash dividend payments over long term.

Profit improvement programmes to secure a

competitive production base

Profit 2007, the Asset Performance Review and the mill scrutiny programmes are aimed at improving Stora Enso's performance in its mature markets: Europe and North America. Good financial performance in these large markets is vital to enable Stora Enso to grow where new opportunities exist.

Profit 2007 target reached

Stora Enso's profit improvement programme, Profit 2007, has proceeded well and an improvement of EUR 310 million was reached by the end of 2006. The programme's initial target of an improvement of EUR 300 million in annual pretax profit from mid-2007 onwards was based on 2005 price and cost levels, and was net of implementation costs.

The measures used to achieve these improvements have addressed three main areas: production costs, support and administration costs and the sales and production mix.

In the area of production costs the initiatives have included energy savings programmes, reduced use of chemical pulp, recipe changes and more efficient globally co-ordinated purchasing.

The actions taken in the area of support and administration have included reorganisation of the sales network (Fine Paper and Wood Products); restructuring logistics operations; cost savings through IT standardisation and merging North American and European IT; shared services in accounting and pay-roll in Finland, Sweden and Germany; integration of mill administration; and moving a major part of Financial Services from London to Helsinki.

The sales and production mix included improving product portfolios at various mills, optimising logistics, improving market mix and enhancing customer focus and pipeline management.

The Profit 2007 programme has also seen a reduction in personnel. A total of approximately 1 600 personnel have been reduced, compared to a target of 2 000. Half of these have been white-collar staff, and slightly more than half of the reductions have been made in the Nordic countries and the rest elsewhere in Europe. Only 180 of the 600–700 possible personnel outsourcing opportunities identified have been implemented, however. This has been a disappointment and there is clearly room for improvement.

APR-related divestments and machine closures ahead of schedule

The Asset Performance Review (APR) targeted the closure of four production units and the divestment of four paper or board

Stora Enso capacity since 2000

Capacity closures

Europe	Date	Grade	Capacity reduction (t/a)
Summa PM 1	Feb 2002	Newsprint	110 000
Langerbrugge PM 2	Mar 2003	SC	115 000
Kvarnsveden PM 9	Jun 2005	Newsprint	140 000
Corbehem PM 3 and PM 4	Jun 2006	LWC	250 000
Reisholz Mill[2]	–	SC	215 000
Nymölla CM[1]	Feb 2002	WFC	150 000
Varkaus PM 1	Nov 2006	WFU	95 000
Berghuizer Mill[3]	–	WFU	235 000
Mölndal Mill	Apr 2000	FBB	45 000
Newton Kyme Mill	Jan 2001	FBB	35 000
		Total	1 390 000

North America	Date	Grade	Capacity reduction (t/a)
Whiting PM 61	Oct 2000	CMR	60 000
Wisconsin Rapids PM 15	Oct 2000	Fine paper	70 000
Biron PM 23	Feb 2002	CMR	60 000
Wisconsin Rapids PM 12	Jan 2003	Fine paper	90 000
Biron PM 24	Sep 2003	CMR	70 000
Stevens Point PM 32	Sep 2003	Coat. Spec.	25 000
Stevens Point PM 31	Mar 2006	Coat. Spec.	25 000
		Total	400 000
		ALL TOTAL	1 790 000

[1] Production as WFU continues

[2] Intention to close Reisholz Mill announced

[3] Intention to close Berghuizer Mill announced

In addition to the above APR-related closures (marked in grey), Hammarby Mill's coating machine, 35 000 t

Stora Enso´s paper and board mill competitiveness compared to the industry in Europe



100
50
0
STRONG
WEAK
Relative cost competitiveness, %
50
100
Asset index, %

Note: Berghuizer and Reisholz mills are excluded from the chart.

Source: Pöyry, Cost level 2006/Q3

Profit 2007 – EUR 300 million target reached



EUR million
350
300
250
200
150
100
50
0
Target EUR 300 million
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
● Actual
O Target

mills and one sawmill. These targets were reached ahead of schedule. Four paper mills were also placed under scrutiny.

The criteria used for shutting down a machine have been lack of profitability due to poor asset quality and lack of demand for specific grades, or a decision to exit a product segment (see table on page 10). These closures reduced Stora Enso personnel by about 650.

Linghed Sawmill, Grycksbo single-coated fine paper mill, Pankakoski board mill and Wolfsheck paper mill were divested, reducing personnel by about 1 280. The decision to divest these mills was based on an assessment of their profit potential, strategic fit and realisable value, as well as an analysis of whether the units in question would undermine the Group's remaining product palette if in other ownership.

Planned closure of Berghuizer and Reisholz to improve results further

As a result of four mill scrutiny projects that covered Berghuizer Mill in the Netherlands, Reisholz Mill in Germany, Summa Mill in Finland and Uetersen Mill in Germany, the plan is to close two of these units – Berghuizer, with 235 000 tonnes of uncoated fine paper capacity, and Reisholz, with 215 000 tonnes of super-calendered capacity – because of poor current profitability and lack of future profitability prospects.

Summa Mill improved its financial performance through locally agreed efficiency measures that included salary and wage adjustments and freezes, agreements on operator maintenance and sharing maintenance resources. Uetersen Mill plays an important part in the Group's graphic paper product portfolio, and has improved its financial performance through measures such as personnel reductions and changes in local labour agreements. Both Summa and Uetersen will need to improve their profitability further, however.

Stora Enso is continuing efforts to improve its results. Measures similar to APR can be expected in the future. Some mills are still not meeting their financial targets, asset quality is not sufficiently high and increasing raw material and energy costs are challenging profitability.

Capacity additions

Europe/Asia	Date	Net production increase (t/a)
Rebuild of Uetersen PM 2	Dec 2001	31 000
Rebuild of Oulu PM 6	Nov 2001	95 000
Rebuild of Langerbrugge PM 3	Nov 2002	50 000
Langerbrugge PM 4 (new)	Jun 2003	390 000
Production increase Summa PM 3	Jan 2002	15 000
Rebuild of Corbehem PM 5	Mar 2004	55 000
Quality upgrade of Nymölla PM 1	Jan 2004	8 500
Modernisation of Sachsen PM 1	Sep 2003	21 000
Rebuild of Veitsiluoto PM 3	Dec 2003	114 000
Rebuild of Kotka PM 2	Dec 2003	26 000
Kvamsveden PM 12 (new)	Oct 2005	426 000
Rebuild of Summa PM 2	Apr 2005	13 000
Rebuild of Maxau PM 6	Sep 2004	120 000
Rebuild of Suzhou PM 1	Feb 2005	50 000
Rebuild of Fors BM 2 and boiler	Nov 2007	13 000
	Total	1 427 500

North America	Date	Net production increase (t/a)
Rebuild of Biron PM 26	Feb 2005	55 000
Rebuild of Duluth PM 1	Jun 2002	15 000
Rebuild of Kimberly PM 96*	May 2003	25 000
Rebuild of Kimberly PM 97	Jun 2004	80 000
Rebuild of Wisconsin Rapids PM 16	Dec 2000	15 000
Rebuild of Wisconsin Rapids PM 16	Feb 2004	75 000
Modernisation of Whiting PM 64	Apr 2006	15 000
	Total	280 000
	ALL TOTAL	1 707 500

* Rebuild from LWC to WFC

82 500 tonnes of net capacity reductions since 2000 – equal to 0.52% of average annual capacity during the period.

Strategy in action in 2006



The joint-venture paper machine in China will produce SC paper based on recovered fibre to satisfy local demand for offset printing paper.

Customer and profitability focus in mature markets

Stora Enso continued its strategy of moving closer to its end-use customers in 2006 by finalising the integration of paper merchants Scaldia in the Netherlands, Papeteries de France in France and the Schneidersöhne Group in Germany, acquired in 2004 and 2005. The acquisitions have already delivered a positive contribution, particularly to the performance of the Fine Paper division.

In addition to the Group's profit improvement measures – Profit 2007 and the Asset Performance Review (APR) – some investments were made in selected assets in mature markets. A rebuild of the wood-handling department and paper machine at Varkaus Mill in Finland was announced during the year, while investments were also allocated to Anjala and Oulu mills. The finishing department at Anjala is to be rebuilt, and a new sheeting line will be constructed at Oulu to allow more output to be sheeted on-site. The company also decided to invest in additional coreboard production at Wisconsin Rapids in the USA. A cross-laminated element plant is to be built at the Bad St. Leonhard Sawmill in Austria.

Corrugated board and sawmill investments continue in Russia

Stora Enso is building its third Russian corrugated packaging plant in Lukhovitsy, which is located 130 kilometres from Moscow, Russia's largest packaging market. Stora Enso has been producing corrugated packaging in Russia since the end of the 1990s, at Balabanovo, which is also close to Moscow, and Arzamas, close to Nizhni Novgorod.

The Group also intends investing in its two sawmills in Russia. Annual production capacity at Nebolchi Sawmill will be virtually doubled to 220 000 m^3, with the potential to kiln-dry all output. A total of 100 000 m^3 of output will be on-line planed after the investment. A kiln-drying facility will be added at Impilahti Sawmill, and production capacity slightly increased to 140 000 m^3. Both sawmills will also be equipped with pellet plants.

SC paper machine and plantation expansion in China

Stora Enso is continuing to expand its base in China. The Group has announced a publication paper joint venture with Shangdong Huatai Paper, to build 200 000 tonnes of supercalendered (SC) paper capacity at Dongying in Shandong province. The machine will use recovered fibre as raw material. Some of the machine's components will come from a unit that operated previously at Stora Enso's Maxau Mill in Germany.

Stora Enso has also increased its plantation holding in southern China to provide a solid fibre base for integrated production in the region in the future. Beihai in Guangxi province will provide the Group with 30 813 hectares of plantations and land between 2006 and 2008. The aim is to create a sustainably managed fibre base of 160 000 hectares of plantation land by 2010.

Following the acquisition of core plant assets from Foshan Huaxin Packaging Co by Stora Enso's coreboard and core manufacturing unit, Corenso, these assets will be relocated in Foshan to establish a 20 000-tonne core plant.

Sole producer of coated mechanical paper in Latin America

The Group took a major step forward in Latin America during 2006 when it acquired Stora Enso Arapoti, the assets of which were previously owned by International Paper subsidiaries Inpacel – Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda. This has made Stora Enso the sole producer of coated mechanical paper in Latin America, with one paper machine and 205 000 tonnes of annual capacity. Stora Enso Arapoti also owns a modern sawmill, capable of processing 150 000 m^3/a of sawn timber, and 50 000 hectares of land, of which 30 000 hectares are productive plantations.

Stora Enso initiated exclusive discussions with Arauco, a Chilean forest products company, on the joint ownership of Arapoti's assets in October 2006. Stora Enso wants to concentrate on paper production in the region and does not see itself as a local sawmilling operator. Discussions will also focus on improving the efficiency of the use of Arapoti's plantations.

Stora Enso is continuing to expand its plantation holdings in southern Brazil and Uruguay. The target is to acquire 100 000 hectares of land in both countries for plantation use. As of the end of 2006, the company owned 46 000 hectares of land in southern Brazil and 30 000 hectares in Uruguay.

R&D contributing to profit improvement and recycling

Paper

Research and development (R&D) on paper products in 2006 addressed raw material costs and production efficiency. The important issues in publication paper grades were replacing clay with calcium carbonate filler and achieving full production and quality performance on PM 12, the new SC-paper machine at Kvarnsveden Mill.

Packaging

Packaging products-related R&D continues to focus on product performance and developing new packaging solutions. Enhancing product performance in areas such as print quality, converting line runnability and barrier solutions are priorities.

The first new-generation DBS Discbox Slider packaging machine for carton-based DVD packaging started production in November.

The anti-counterfeiting and brand protection solution, PackAgent, was piloted successfully with Orion Pharma in Finland and Estonia. This software-based solution uses unique IDs to track items, and can handle the entire supply chain, providing visibility and tracking information to all parties.

A patent-pending Controlled Delaminating Material (CDM) technology has also been developed that offers new features for adhesive joints in packages and packaging systems. A solid electrolyte is used as the adhesive, and opening or release takes place by running a small electric current through the joint. The first commercial applications will be blister packs and consumer and industrial display packages.

New ventures

Design Force – partly owned by Stora Enso Ventures – began industrial production of Re-board in the second quarter. A new structural material offering a unique combination of light weight, strength and graphic design, Re-board is ideal for store and exhibition interiors. Commercial deliveries began in the third quarter of 2006.

Engineering on a plant using a new technology for recycled beverage cartons was started towards the end of the year. The technology is based on pyrolysis and combines material recycling and energy recovery very efficiently. The project underlines Stora Enso's commitment to developing the recycling of post-consumer beverage cartons; and is a good example of how waste streams can be used for producing fuel at a paper and board mill. This will be an important area of future R&D.



Stora Enso continues to invest in its sawmilling operations in Russia. Annual capacity at Nebolchi Sawmill will be doubled to 220 000 m^3.

Competitive environment in 2006

Demand growth in printing and writing paper recovered slightly in 2006, and global demand grew by 2% after 1% growth in 2005. Coated woodfree paper and SC paper led the way with almost 4% growth, whereas uncoated woodfree and coated mechanical advanced by only 1%.

Growth was fastest in Eastern Europe, China and Latin America, where growth ran at 7–10%. Growth in North America was flat and demand in Western Europe grew by less than 1%.

Although growth in China in recent years has outpaced all other markets, local consumption of printing and writing paper, at 11.1 kgs per capita, is still relatively low compared to other regions (see graph on next page).

Despite the recent modest growth in capacity in the printing and writing paper sector, exports still account for a high proportion of Western European production, with a quarter of coated magazine paper production being exported. Imports of printing and writing paper have continued to grow strongly in North America, particularly of coated woodfree paper, where imports

Production, demand and net trade in 2006 of printing and writing paper, and newsprint (million tonnes)



North America
Europe
Asia & Oceania
40
35
30
25
20
15
10
5
0
12.1
2.3
9.8
27.6
-3.8
31.4
11.4
0.4
11.0
36.9
5.0
31.9
10.7
-2.4
13.1
38.3
-0.8
39.1
Newsprint
Printing & writing
O Production O Net trade O Demand

Source: PPPC, RISI, SE

Estimated demand in 2006 (million tonnes/m³)

Grade	Europe	North America	Asia & Oceania
Newsprint	11.0	9.8	13.1
Uncoated magazine	6.3	6.2	2.1
Coated magazine	7.6	5.9	3.2
Uncoated fine paper	9.8*	12.9	21.9
Coated fine paper	8.2	6.4	11.9
Cartonboard	6.1**	13.3	17.3
Sawn sofwood (million m³)	100	120	n.a.

* Excl. specialities

** Incl. folding box board, solid bleached and white-lined chipboard

Source: International softwood conference, PPPC, RISI, SE

Per capita consumption of printing and writing paper



Growth, index 1996=100
170
160
150
140
130
120
110
100
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
— China — Western Europe — North America
— Latin America
Consumption in 2005
kg/capita
11.1
71.2
93.8
8.5
● China
○ Western Europe
○ North America
● Latin America

Source: Pöyry

currently account for more than one quarter of market demand.

Demand for packaging board has remained steady and was somewhat higher than in 2005, both in Europe and North America. Growth was fastest in Eastern Europe and China, however.

Wood products have benefited from strong construction activity, boosting demand in Europe, the Middle East and Japan. Constraints on the availability of saw logs, however, have restricted supply. Demand for sawn softwood in North America has plummeted, due to a rapid slow-down in the housing market.

Europe

Demand for printing and writing paper in Europe is estimated to have been 31.9 million tonnes in 2006. Production capacity increased only marginally over 2005. Total exports to other regions rose to 5.5 million tonnes and imports were around 0.5 million tonnes. Export shipments grew solidly in uncoated magazine paper and coated fine paper.

Demand for standard newsprint increased by 3% to 11 million tonnes, driven by strong demand in Eastern Europe. Production capacity remained practically unchanged. Exports and imports both continued to decline. Demand for improved newsprint stagnated.

Demand for cartonboard increased to 6.1 million tonnes, up by 3% from 2005. Exports to other regions rose.

Demand for sawn softwood in Europe reached 100 million m³ in 2006, up 2% on 2005.

North America

Demand for printing and writing paper is estimated to have been 31.4 million tonnes in 2006, unchanged from 2005. Domestic production totalled 27.6 million tonnes, down by 2%, while production capacity fell by 2.5% compared to 2005.

The newsprint market remains under pressure, due to declining circulation, shrinking ad lineage and a continuing trend towards lower basis weights. Demand decreased by 5% to 9.8 million tonnes. Capacity shrank by 5% and exports declined; and production fell by almost 7% compared to 2005.

Demand for sawn softwood in North America declined due to a softer housing market and was estimated to be 120 million m³, or 2% lower than in 2005.

Asia & Oceania

Demand for printing and writing paper in Asia has been slowing, but is still healthy. Usage is estimated to have risen by over 3% in 2006, to 39.1 million tonnes. Demand for coated paper grew the fastest. Production capacity expanded by 4%. China is strengthening its role as an exporter of printing and writing paper.

Demand for newsprint is estimated to have been 13.1 million tonnes in 2006, 1.4% higher than in 2005. The pace of growth in China slowed and demand rose by just over 3% after a number of years of double-digit growth rates. The rise in local production capacity has accelerated, leading to a rapid growth in Chinese exports.

Demand for cartonboard in Asia totalled 17.3 million tonnes, 6% higher than in 2005. Although growth slowed a little in China, it was still estimated to be running at 9%. Capacity increased a modest 0.6 million tonnes, after expanding by 1.3 million in 2005. As Asian production has increased more rapidly than demand, net imports have declined.

Latin America

Demand for printing and writing paper developed positively and increased to 5.1 million tonnes, 7% more than in 2005. Imports, which account for 20% of demand, increased by 15%. Brazil was the largest market, at around 1.8 million tonnes. Production totalled 4.2 million tonnes, up 2%, while production capacity increased by 1%. The main grade in the region is uncoated fine paper, which accounts for three-quarters of total output.

Demand for newsprint totalled 1.8 million tonnes, 1% higher than in 2005. Domestic production in the region and net imports both stood at 0.9 million tonnes.



Realising opportunities

in new growth markets

Stora Enso Publication Paper will continue to strengthen its profitability in a challenging business environment through a number of actions. One focus area will be to improve the division's asset structure further and thereby ensure that Publication Paper becomes a sustainably profitable producer with competitive mills. Investments in new growth markets offer good business opportunities.

The Arapoti acquisition in Brazil was completed in September 2006 and a joint-venture paper machine in China is expected to start up in late 2007. Being the customer's preferred supplier is important. The division offers a broad product portfolio and serves its customers through a global sales network. Stora Enso is one of the world's leading producers of publication paper.

Stora Enso Publication Paper's vision is to be a preferred and a sustainably profitable supplier. Growth will be achieved through profitable investments, mergers and acquisitions. The division offers a broad product portfolio and has a strong market position in all its businesses.

Improving performance

To strengthen its competitiveness, Stora Enso Publication Paper has set itself the target of becoming a cost-efficient producer in all of its business areas. The division also aims to further improve its asset structure and develop its mills to achieve world-class productivity.

On the customer side, the division is focusing on customer profitability and leadership in product innovation and quality. Monitoring the latest developments in product end-uses is also an ongoing priority.

Entering new growth markets

New growth markets are characterised by high growth rates, but relatively low volumes. In China, the highest end-use growth is being seen in newspapers, magazines and commercial printing. In Brazil, commercial printing and magazines are growing the fastest in terms of end use.

Following the Arapoti acquisition, Stora Enso now has a strong presence on the Brazilian market. Arapoti Mill has a production capacity of 205 000 t/a of lightweight coated (LWC) paper.

In China, a joint venture with Shandong Huatai Paper will assemble a paper machine with a planned capacity of up to 200 000 t/a of super-calendered (SC) magazine paper based on recovered fibre.

Port Hawkesbury on stream

Port Hawkesbury Mill in Canada was restarted in October 2006, following a 10-month shutdown mainly due to a labour dispute. Both of the mill's paper machines were up and running by the end of November. The main local factors that will impact the future profitability of the mill are energy, wood, labour and local regulations. The strength of the Canadian dollar, which puts pressure on Canada's export industries, is a particular challenge.

More efforts to improve energy efficiency

Energy prices and supply continue to rank high on the agenda for the Publication Paper division. As a result, in-house energy generation at mills and investments such as combined heat and power projects are being studied. Recent energy investments include boiler projects at Kvarnsveden and Hylte mills.

Improvements in the sales network

Bringing all publication paper operations under one umbrella has facilitated the optimisation and improved the coordination of sales within the division by enabling a 'one-face-to-the-customer' approach.

In order to achieve better market penetration and reach new customer segments, the division is developing sales through Stora Enso's merchant business, such as Papyrus/Schneidersöhne.

Innovation is essential

R&D core competence groups are continuously working on new product developments and process efficiency. They support the division's cost-competitiveness by finding new solutions for product recipes, compensating for the ongoing price increases being seen in pigments and other chemicals.

Read more about
– energy in the Sustainability 2006 report on p. 21.
– Arapoti Mill and the joint venture with Shandong Huatai Paper on the next spread.

World´s leading producers of publication paper


Capacity 1 000 t/a
Stora Enso
UPM
Norske Skog
Abitibi-Consolidated
Bowater
Nippon Paper Group
Myllykoski Corporation
Holmen
Oji
Kruger
0
1 000
2 000
3 000
4 000
5 000
6 000
7 000
8 000
9 000
O Newsprint ● Uncoated and coated magazine paper

Source: Pöyry

Publication paper prices in Germany and the USA 2000–2006


EUR/tonne
USD/ton
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
2007
— Newsprint Germany (EUR) — LWC Germany (EUR) — SC Germany (EUR)
— LWC USA (USD) — Newsprint USA (USD) — Uncoated mechanical USA (USD)

Source: PPI This Week, Pulp & Paper Week



The paper market in China is one of the fastest-growing in the world, mainly thanks to the country's rapid economic growth.

Stora Enso Publication Paper's operations consist of three business areas: Newsprint and Book Paper, Uncoated Magazine Paper and Pulp, and Coated Magazine Paper.

Publication paper is produced from both recovered and primary fibre, depending on the quality requirement of the paper grades concerned. Recovered fibre is used mainly for lower brightness grades, such as newsprint and SC-B grades, whereas higher brightness grades are typically produced using primary fibre.

Strong position in newsprint

The **Newsprint and Book Paper** business area has mills in Europe and North America producing standard newsprint, improved newsprint, and directory and book paper. Stora Enso has a strong position in these markets in Europe, particularly in Germany, the UK and the Nordic countries.

These grades are used in newspapers and supplements, telephone directories, timetables, and hardback and paperback books.

Periodicals, inserts and flyers

The **Uncoated Magazine Paper and Pulp** business area operates mills in North America, Germany, Belgium, Sweden and Finland – producing uncoated machine-finished (MF), super-calendered (SC) magazine paper and chemical pulp.

Uncoated magazine paper is used mainly for periodicals and advertising material, such as inserts and flyers; and is also suitable for mass-circulation products, such as TV magazines and catalogues. Chemical pulp is mainly used as a reinforcement raw material in the manufacturing process and some volume is sold on the market.

Quality paper for premium end-uses

The **Coated Magazine Paper** business area has mills in France, Germany, Finland, the USA and Brazil. These produce machine-finished coated (MFC) and coated (LWC, MWC, HWC) magazine paper in matt, silk and glossy grades.

General and special-interest magazines are among the most important end-uses for coated magazine paper. Other end-uses include supplements, advertising material, magazine covers, and premium and home-shopping catalogues.

Seeking profitable growth in China

Stora Enso's recent activities in China have included setting up a publication paper joint venture with Shandong Huatai Paper. This decision was driven by the fact that the Chinese paper market is one of the fastest-growing in the world, thanks to the country's rapidly expanding economy and growing urban, educated population.

The joint venture's paper machine, which is planned to have an annual production capacity of up to 200 000 tonnes, will produce super-calendered magazine paper based on recovered fibre. The machine will be located at Dongying in Shandong province, between Beijing and Shanghai.

The machine is expected to start up in late 2007, and its output is targeted for the local Chinese market, where demand for offset printing paper is growing strongly. The Beijing Olympic Games in early autumn 2008 are expected to be promoted extensively in print media.

The total investment of the joint venture is estimated to be approximately USD 100 million (EUR 83 million), of which Stora Enso's share is 60%.

The project is proceeding on schedule. Construction of the machine hall has started and the assembly of the production line will start in mid-2007, depending on the permit process. Some components of the equipment are sourced from a machine formerly located at Stora Enso's Maxau Mill in Germany, although the key components are new.

A further step into new growth markets

Stora Enso Arapoti comprises a paper mill, a sawmill and plantations in Brazil, acquired from International Paper in 2006. The paper mill produces lightweight coated (LWC) magazine paper and has been integrated into Stora Enso Publication Paper division. Through the acquisition, Stora Enso has become the sole producer of LWC in Latin America.

New growth markets strategy
The Arapoti acquisition is in line with Stora Enso's strategy of being present in new growth markets. The paper mill is Stora Enso's first paper production facility in Latin America and establishes the Group's publication paper business there.

A market with opportunities
With a population of approximately 180 million and a paper market growing at an estimated 4–7% annually, Brazil offers good business opportunities for Stora Enso.

Stora Enso has a significant share of the Latin American publication paper market. Most of Arapoti's sales go to the domestic market, but Chile and Argentina are also important markets. Brazil and Argentina are members of the MERCOSUR regional free trade agreement, and Chile has associate member status.

Local service to global customers
Most of Stora Enso Arapoti's customers are large printing houses and commercial publishers, together with producers of magazines and catalogues. Arapoti's products fit very well into the division's product portfolio.

The paper mill is located at Arapoti in the state of Paraná, close to Brazil's major economic centres and the city of Sao Paulo, where many large customers are located. The mill also enables Stora Enso to serve some of its global customers locally.

Arauco joint ownership
Stora Enso has initiated discussions on the possible joint ownership of some of Stora Enso Arapoti's assets with Arauco, a Chilean forest products company, primarily in the area of sawmill and forestland operations.

Stora Enso Arapoti
- LWC capacity of 205 000 t/a
- Annual capacity of 150 000 m^3/a sawn timber
- 50 000 hectares land around the mill, of which 30 000 hectares are productive plantations
- A total of 720 employees, of which 392 work at the paper mill.

Read more about plantations on p. 30 and in the Sustainability 2006 report on pp. 18–19.



Arapoti Mill produces coated magazine paper for large printing houses and commercial publishers in Brazil.



Modern mills located close to customers

Stora Enso Fine Paper produces graphic and office paper at mills in Europe, the USA and China. The value chain extends from the Group's own plantations to kraft pulp and paper production, sheeting and merchant operations. Stora Enso is one of the world's leading producers of fine paper. The Fine Paper division focuses on cost-efficient production and superior customer service as part of its ambition of becoming the most profitable supplier globally. Having mills close to resources and customers is especially important. Stora Enso is well-positioned in the USA as well, where it is aiming for increased business in the Midwest, in particular. Stora Enso has a wide coverage of the European fine paper market through Papyrus. The integration of Schneidersöhne has been successful and expansion possibilities in Eastern Europe are now being explored.

Stora Enso Fine Paper's vision is to be the most profitable fine paper supplier in the world. This will be achieved through cost-efficient production and superior customer service, and by winning and retaining significant market share in target segments and regions, with a special focus on natural markets close to its mills.

Success depends on technically high-class and modern pulp and paper mills, well located in terms both of resources and customers. Ultimate financial performance will be dependent on efficient distribution and the capability to develop new economically attractive products.

Structural changes

The Fine Paper division focuses on the multicoated fine paper business in Europe, North America and China. The asset base in this segment is strong. The divestment and closure of single-coated fine paper assets during 2006 have reinforced this strategy.

When the planned closure of Berghuizer Mill is completed, the Office Papers business area will have only integrated mills using their own pulp, which will also ensure a cost-efficient energy base.

Improving mill efficiency at Varkaus

The paper machine 3 at Varkaus Mill in Finland will be rebuilt for EUR 54.8 million during 2007 to improve efficiency at the mill and profitability in the Office Papers business area. The investment will also improve the fine paper mill's future competitiveness and strengthen its position in the division's asset portfolio. In addition, it will increase mill specialisation within the division, allowing certain product transfers between Veitsiluoto, Varkaus and Imatra mills. The project is scheduled to be completed in December 2007.

Looking for new opportunities

Stora Enso has a good position in the US fine paper market, and is perceived as a respected supplier with the capability of growing its market share. The aim is to continue increasing the coated fine paper business in the USA, especially in the Midwest.

Eastern Europe and Russia offer growth opportunities for Stora Enso's coated fine paper and merchant businesses.

Fibre supply solutions

Following the integration of Oulu Mill with Veracel Pulp Mill in respect of short-fibre eucalyptus pulp, Oulu ceased its production of birch pulp in September 2006. This has created a low-cost base for both long and short fibre, and resulted in a more balanced wood supply for Oulu and Veitsiluoto pulp mills in northern Finland. Domestic sourcing of pine (long fibre) has increased substantially.

Growing market in China

China is the third-largest market for Stora Enso's coated fine paper products, mainly thanks to Suzhou Mill. Nearly all of the mill's output is sold to the local market. Coated fine paper end-uses are growing at around 6%/a.

Developing sales practices

Several changes were made to the sales organisation during 2006, as part of the division's Profit 2007 programme.

The German sales company was relocated to Uetersen Mill and the fine paper sales office in Finland was integrated with Papyrus operations.

Coated fine paper sales in the UK moved to the Mendelsham sheeting location, while the sales office in the USA has been integrated with the local business unit.

The Graphic and Office Paper business area functions have been transferred from London to Helsinki.

Read more about North American operations on the next spread.

World´s leading producers of uncoated and coated fine paper


Capacity 1 000 t/a
International Paper
Asia Pulp & Paper Co. Ltd.
Stora Enso
Sappi
UPM
Nippon Paper Group
M-real
Oji
Weyerhaeuser
Domtar
0
500
1 000
1 500
2 000
2 500
3 000
3 500
4 000
4 500
5 000
5 500
O Uncoated fine paper ● Coated fine paper

Source: Pöyry

Fine paper prices in Germany and the USA 2000–2006


EUR/tonne
USD/ton
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
2007
— WFU Germany (EUR) — WFC Germany (EUR) — WFC USA (USD)

Source: PPI This Week, Pulp & Paper Week

Stora Enso Fine Paper's operations consist of three independently managed business areas: Graphic Papers, Office Papers and Papyrus.

The division's value chain extends from the Group's own plantations to kraft pulp and paper production, sheeting and merchant operations.

Focus on multicoated fine paper

Graphic Papers is the most global business in the Fine Paper division, with mills in the USA, Europe and China. The pulp used by these mills comes from Stora Enso's integrated and captive pulp mills. Eucalyptus pulp from Veracel Pulp Mill in Brazil is delivered to units in Northern Europe and China. A significant proportion of products are distributed through the Papyrus network.

Stora Enso's main markets for these products are North America, Europe and China. Coated fine paper (graphic paper) is tailored to meet the high-quality printing needs of printers and publishers; and is used in art books, annual reports, upmarket magazines and catalogues.

Paper for modern offices

The **Office Papers** business area covers production of copy paper, envelope, writing and stationery paper. The mills in Europe are integrated into their own pulp production and part of their output is distributed through the Papyrus network.

Uncoated fine paper (office paper) meets the rapidly changing and highly demanding needs of modern offices. Products include document printing paper, digital paper, envelope paper, business forms and paper used in school notebooks and writing pads.

Supporting customers through dynamic pan-European operations

Papyrus is a paper and packaging merchant owned by Stora Enso and operates in 20 countries. As a result of acquisitions, Papyrus is represented locally both under its own brand name and under the Schneidersöhne, Papeteries de France, Sihl+Eika, Scaldia and Classen-Papier brands. All of these brands and companies have long traditions and a record of excellence in their respective home markets.

Papyrus is Europe's second-largest paper merchant. Although it operates under different names, Papyrus has a coherent one-company commitment to offer quality products, high service levels, and superior e-business and logistics solutions for its customers.

A significant proportion of Stora Enso's graphic and office paper output is distributed through Papyrus, ensuring high availability and good service via a dense European network.

Schneidersöhne was integrated into Papyrus successfully during 2006; and Papyrus in now looking at expansion possibilities in Eastern Europe and Russia.

Papyrus brands

- PAPYRUS
- Schneidersöhne
- sihl+eika
- Classen-Papier
- France
- Scaldia

www.papyrus.com



Papyrus' network of 38 warehouses throughout Europe and good logistics solutions ensure excellent product availability.


STORAENSO
Wisconsin Rapids
Paper Mill

Wisconsin Rapids fine paper mill is located close to customers, warehouses and printing plants. Local deliveries are made by truck.

Customer service is top priority

North America is the world's largest paper market and the most important market for Stora Enso Graphic Papers. Stora Enso is among the most efficient producers in North America, where about 40% of the Group's coated fine paper capacity is located, at two sites, Kimberly and Wisconsin Rapids.

Strong asset quality

Stora Enso's fine paper business has been growing in North America in recent years, largely as a result of the extensive Profit Enhancement Programme, which included both restructuring of assets and investments.

In terms of cost competitiveness, Stora Enso is well positioned and its asset structure is among the strongest and most productive in the region.

Customer's first choice

To keep close contact and maintain long-term relationships with customers is important when focusing on meeting customers' needs.

Ensuring that Stora Enso is the customer's supplier of choice not only means offering paper that runs reliably and prints well, but also providing superior service through short lead times and good product availability. Developing new products, such as digital grades and forest-certified grades, as needs change is also important.

Strong brands

Stora Enso is perceived as a reliable and customer-focused supplier of high-quality fine paper, with some strong product brands that printers have come to rely on over the years. There is still room for growing the Stora Enso brand in North America, for example by increasing partnerships with customers to better meet their needs at lower supply chain costs.

Location, location, location

Stora Enso's fine paper mills are located in the heart of the Midwest. A large proportion of the North American printing market lies within some 500 kilometres of the Group's mills. Most of the business is made up of customers with operations in both the USA and Canada. Large publishers and printers are served directly, but most products are delivered through regional and nationwide merchants.

Undercapacity

The North American fine paper market has experienced some capacity closures over the last few years. In contrast to the European coated fine paper market, there is undercapacity in North America. Total annual coated fine paper capacity stands at 4.8–5.0 million tonnes, whereas demand is around 6.4 million tonnes.

www.storaenso.com/na



Growing profitably

together with customers

Stora Enso Packaging Boards consists of the Consumer Boards, Speciality Papers and Industrial Packaging business areas. Excellent customers, high-quality products, strong asset quality and cost-effective integrated pulp and board mills form the basis of the division's ongoing high performance. Stora Enso Packaging Boards aims to be the leading supplier of fibre-based and composite packaging materials, by achieving high market share in selected market and business segments and being customers' preferred supplier. Sustainability is an important aspect of all operations. A broad product range includes both primary and recycled fibre-based products. Pulp is produced in-house at the Group's own pulp mills, which provides solid control over manufacturing costs and contributes to the division's capability to generate a good return and ensure the future development of the business.

Stora Enso Packaging Boards' assets are among the best in the industry, with support infrastructure, such as pulp and energy supply, that exceeds the global industry average.

Stora Enso's Asset Performance Review and Profit 2007 programmes included divestments and closures in 2006, and increased efforts to make savings in variable costs and introduce changes in the production and sales mix.

Market continues to grow

Stora Enso is a leading supplier of consumer board, speciality paper and cores for global markets, and a leading regional supplier of corrugated packaging in a number of Nordic and Eastern European countries. Stora Enso has a particularly strong market share in primary fibre-based liquid packaging board, cupstock, graphical board, cigarette board and laminating paper in Western Europe.

"Paper and board consumption is increasing most rapidly in Russia, Eastern Europe, Asia and Latin America – and Stora Enso is aiming to grow with its key customers and gradually strengthen its market presence on the new growth markets," says Kai Korhonen, Senior Executive Vice President, Stora Enso Packaging Boards.

New plants to Russia and China

Stora Enso is expanding its production capacity in Russia in industrial packaging, and building a third corrugated packaging plant. Corenso will start up a new core manufacturing plant in China in 2007 and rebuild a paper machine for coreboard production at Wisconsin Rapids Mill in North America. Expanded recycling operations in Poland provide a strong raw material base for Stora Enso mills using recycled fibre, close to fast-growing markets.

Paper and board account for the largest share of the packaging materials market. Driven by GDP and population growth, the packaging market is expected to continue growing over the next few years. Food remains the largest end-use in consumer packaging, and is continuing to grow rapidly. The fastest growth is being seen in healthcare packaging, however. Stora Enso cooperates with packaging converters and brand owners to respond to changing demands and ensure the competitiveness of fibre-based materials. New packaging solutions are developed based on this cooperation and vertical innovation in the value chain.

Nordic developments

The Energy 2005 project was completed at Skoghall Mill in Sweden, and will improve the competitiveness of the mill's production base by enhancing energy efficiency and enabling cost-effective board production with low emissions. The mill's oil requirements will be reduced by 75%, or 60 000 m^3/a, and electrical self-sufficiency will increase from 15% to approximately 40%.

At Fors Mill, a project is under way to upgrade the board machine 2. Valued at EUR 35 million, this investment will increase the long-term competitiveness of the board machine. Cost efficiency, product quality and energy supply will be improved, and capacity will increase slightly, by 13 000 tonnes.

Restructuring at Stora Enso Packaging will improve the efficiency of corrugated board production at Lahti and Heinola plants. The possibilities for producing biodiesel alongside primary production are being studied in Finland, using existing infrastructure and logging residue, cut-offs and bark as raw material for a competitive second-generation biofuel.

World's leading cartonboard producers


Capacity 1 000 t/a
Stora Enso
MeadWestvaco
International Paper
Graphic Packaging Corp.
Mayr-Melnhof Karton AG
Cascades
Asia Pulp & Paper Co. Ltd.
Nine Dragons Paper Industries
Korsnäs AB
M-real
0
500
1 000
1 500
2 000
2 500
3 000

Source: Pöyry

Packaging board prices in Germany and the USA 2000–2006


EUR/tonne
USD/ton
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
2007
— Coated Duplex Germany (EUR) — White-lined chipboard Germany (EUR)
— Bleached kraftfolding boxboard USA (USD)
— Unbleached kraftfolding boxboard USA (USD)

Source: PPI This Week, Pulp & Paper Week

Market leader in consumer board

Stora Enso Consumer Boards produces a wide range of packaging and graphical board covering all categories: primary fibre-based solid-bleached sulphate board, folding boxboard, board produced from chemi-thermo-mechanical pulp and recycled board. A large variety of barrier coatings covers the needs of various end-uses and consumer packaging applications.

Stora Enso is one of the world's leading suppliers of liquid packaging board, cupstock, carton board and graphical board, and has launched a number of innovative solutions and complete packaging concepts. Consumer Boards mills are located in Sweden, Finland, Germany and Spain.

World's largest producer of speciality paper

Stora Enso Speciality Papers is a worldwide supplier of speciality paper, with four mills in Finland, Germany and the United States. The product range includes high-quality flexible packaging, technical and label papers. A new barrier paper family has been designed for demanding lidding and pouch applications. Technical papers are produced for the pressure-sensitive and variable image print (VIP) markets.

Broad industrial packaging offering

The **Industrial Packaging** business area produces corrugated packaging, cores and industrial paper. Corrugated packaging includes sales packages for food and non-food products, transport packages, display stands, corrugated sheets, paper roll and sheet packing systems, and packaging machines. Production units are located in Finland, Sweden, Russia, Latvia, Estonia, Lithuania, Hungary and Poland.

Corenso United is a leading producer of coreboard and tailor-made cores and tubes for industrial use. These are mainly used by paper and board, textile yarn, plastic film and flexible packaging, and metal foil manufacturers. Corenso has four coreboard mills and 14 core factories in Europe, China and North America, and associated companies in Canada and Spain.

The industrial paper range includes SC fluting, kraft-top liner, testliner and recycled fluting, paper sacks, sack and kraft papers. The main mills are located in Finland and Poland.



New corrugated packaging plant to serve the growing Russian market

Stora Enso has started building its third corrugated packaging plant in Russia, at Lukhovitsy, southeast of Moscow. Production will start up in the first quarter of 2008.

The market for corrugated packaging is growing rapidly in Russia and Eastern Europe. The annual growth in transport packaging is 5–10%, while the market for corrugated sales packaging is growing even faster. Based on this growth, Stora Enso has targeted becoming the leading producer of corrugated board in European Russia.

Stora Enso has introduced a number of new high-quality corrugated packages on the Russian market, mainly serving the needs of the food, beverage, cigarette and electronics industries. Reliable supply, quick response times, and active product development are strong sale arguments for customers that represent both international and Russian brands.

A strong presence on the market, quality products and high standards of service have made Stora Enso the market-leading brand in Russia. Stora Enso's first corrugated packaging plant in Russia started up at Balabanovo in 1998, and the second unit, at Arzamas, in 2004. The new plant will be centrally located between these facilities, and will help guarantee reliable deliveries of growing volumes to customers in the Moscow region.

The new plant will have an annual production capacity of 150 million m^2 of corrugated board. The Balabanovo and Arzamas plants employ 500 people and produced a total of 260 million m^2 of corrugated board in 2006.

Competitiveness from local market presence

Local customer service and the ability to respond to customers' needs rapidly are among the key success factors of Stora Enso Consumer Boards' graphical and carton board business. A network of sales companies and ServiceCentres give customers easy access to the product range.

Over 80% of carton board sales are custom sheet sizes, typically delivered in small lots of two to three tonnes. Competitiveness in this environment requires efficient logistics and sheeting services, which are provided by Consumer Boards' mills and dedicated ServiceCentres in central locations across Europe.

Optimal locations

ServiceCentres stock a range of board grades and are equipped with high-performance sheeting machinery. Based on a sheeting capacity of 80 tonnes a day, the ServiceCentre Baienfurt in Germany offers ex-mill deliveries within two working days from standard sheet stock and within five working days from reel stock.

The ServiceCentre Cartiberia in Spain serves customers with a number of board grades from the Barcelona, Ingerois, Skoghall, Fors and Imatra mills within three to five days ex-mill. ServiceCentre logistics benefits from their excellent location and their high level of automation and modern working methods.

Boosting demand

Differentiation is a growing need for consumer goods brand owners and retailers. This is creating new expectations in respect of suppliers. The fact that the size of deliveries is getting smaller and that new products are being introduced at an ever-faster pace are particular challenges. Consumer Boards' ServiceCentres play an important role here in making grades from all of the division's mills available to customers close to their locations.

"This enables brand owners to move rapidly, which generates clear added value and gives us the chance to leverage demand," says Ohto Nuottamo, Senior Vice President, Carton Boards.

Supply chain optimisation

Since supply chain optimisation requires in-depth knowledge of the demand drivers in the entire value chain, Consumer Boards aims at close cooperation with both converters and brand owners.

"The market knowledge of our staff at our various locations is vital for managing customer relationships effectively and really makes our sales companies a key asset for us," says Nuottamo.





Improving performance through determined action

Stora Enso Forest Products implemented a number of measures to improve profitability during 2006. Stora Enso Timber and Wood Supply continued to investigate improvement opportunities and made a number of changes to their organisations. The Stora Enso Timber organisation, and its production and sales units, went through some significant changes in 2006, and made important progress in moving towards improved financial performance. The Forest Products division continued to expand in new growth markets. Stora Enso focused on developing its strategic wood fibre assets in Latin America and in China. As the demand for wood raw material is increasing all the time, flexible, sustainable and efficient wood supply and optimised wood utilisation are key success factors for the Group.

The Forest Products division comprises Stora Enso Timber and Stora Enso Wood Supply, and is responsible for optimising wood flows and finding the most profitable uses for wood.

Stora Enso Timber produces sawn and value-added products for the construction and joinery industries and the wood products trade. Its vision is to be the world's best wood products company. Key strategic issues include improving the division's product and market portfolio, creating a competitive operational platform and enhancing cost competitiveness.

Wood Supply is responsible for managing wood procurement and deliveries to Stora Enso's mills in Europe, and for coordinating plantation operations in Asia and Latin America. Wood Supply's vision is to be the leading and most competitive wood supplier in the industry. It aims to deliver value to its customer mills by maintaining low wood-related costs.

Stora Enso Timber: Optimising asset structure

The biggest challenge – and the biggest opportunity – for Stora Enso Timber are to optimise its portfolio of production units in a very volatile market. Reductions in operating volumes and personnel were made at some production units in 2006 in response to the challenging operating environment. Stora Enso Timber will continue to review its assets by monitoring the market and operations on an ongoing basis.

Investing in Russia

Stora Enso Timber is a leading player on the Eastern European market. It has a strong asset base in the Czech Republic, Russia and the Baltic Countries, where the demand for Stora Enso Timber's products is increasing.

Stora Enso Timber acquired a sawmill in southern Poland in late 2006. Stora Enso sees Poland as a country with excellent raw material potential and an increasing demand for wood products.

Stora Enso announced in 2006 that it will invest EUR 31.5 million in its Nebolchi Sawmill, and EUR 12.5 million in its Impilahti Sawmill. These investments will upgrade the sawmills to manufacture value-added products and improve Stora Enso's access to the fast-growing building material market in Russia.

Cooperation in Latin America

The Group acquired assets from International Paper in the state of Paraná in Brazil in 2006. Known as Stora Enso Arapoti, these assets include a sawmill with an annual capacity of 150 000 m^3 of sawn timber. Stora Enso has started exclusive negotiations with a Chilean forest products company, Arauco, on joint ownership of Stora Enso Arapoti. The negotiations concern mainly the sawmill and plantations.

Wood Supply: Streamlining the supply chain

Fibre accounts for 20% of Stora Enso's costs. By establishing direct, long-term relationships with suppliers and working towards a flexible supply chain, Wood Supply aims to secure cost-efficient, uninterrupted wood flows to Stora Enso's mills. This involves optimising wood procurement methods in all areas.

Reorganising operations

Wood Supply worked to improve its performance in 2006 mainly through improvements in logistics and by investigating outsourcing opportunities. Wood Supply's organisation has been streamlined, and personnel have been reduced in Finland, Russia and Sweden, for example. In Finland, the focus has been on reorganising and outsourcing mill terminal operations.

In Russia, where procurement volumes are increasing, Wood Supply has consolidated its operations and reorganised and streamlined its logging companies. Flexibility is a constant priority in a turbulent operating environment such as Russia.

Increasing demand

Keeping up with the growing demand for wood raw material is a challenge for Stora Enso. Mobilising wood from core procurement areas and opening up new supply sources are key issues. The growing biofuel market means more competition for wood. Wood Supply is taking a proactive approach to biofuel, and sees the area as an opportunity rather than a threat.

Read more about the Group's wood procurement in the Sustainability 2006 report on pp. 16–19.

World's leading sawnwood producers


Capacity 1 000 m³
Weyerhaeuser
West Fraser Timber
Canfor
Stora Enso Timber
Tolko Industries
Arauco
Klausner Group
Abitibi-Consolidated
Sierra Pacific
Georgia-Pacific
0
2 000
4 000
6 000
8 000
10 000
12 000

Source: Stora Enso Timber

Wood Products – Strong product portfolio

Stora Enso Timber provides product and service solutions to wood product industries and the trade worldwide. Stora Enso Timber is one of the world's leading suppliers of wood products, with facilities in 10 countries across Europe and its own global sales network.

Demand for Stora Enso Timber's products is mainly driven by the construction market. Wood products have good long-term demand prospects globally as a technically attractive, cost competitive and truly renewable building material.

Stora Enso Timber focuses on mass-customised, value-added products for industrial end-uses. These include glue-laminated, stress-graded and finger-jointed products and components for the construction and joinery industries. A wide range of sawn and processed wood products is supplied to timber retailers, merchants and importer-distributors.

Wood Supply

Wood Supply manages wood and biomass fuel deliveries to Stora Enso's mills in Europe, and coordinates plantation operations in Asia and South America. It is also responsible for the Group's global wood fibre strategy and sustainability issues related to wood, biomass and pulp.

Wood Supply operates six business units: Baltic, Continental Europe, Finland, Russia, Sweden and Plantations.



Seedlings from the nursery in Guangxi, China will soon be planted in Stora Enso's expanding plantations.

In addition, Stora Enso has two wood supply units in North America. Wood Supply U.S. is responsible for wood procurement for the Group's US operations, while Stora Enso Port Hawkesbury Mill in Canada is supplied by its own Woodlands Unit.

Stora Enso's wood supply units procured a total of 56.7 million m³ of wood in 2006, of which over 45.4 million m³ were delivered to Stora Enso's own mills, while the rest was sold externally. Most of the wood procured from Europe and North America came from small private forest land, larger state-owned holdings and forest holding companies.

Read more about the Group's plantations in the Sustainability 2006 report on pp. 18–19.

Developing the Group's plantation assets

Stora Enso divested its Celbi plantations in Portugal in August 2006, and continued to grow its strategic wood fibre assets in Latin America and China. The Group purchased a paper mill and a sawmill, together with about 50 000 ha of land, in Arapoti in the state of Paraná, Brazil. Some 25 000 ha of the land is planted with pine and 3 000 ha with eucalyptus. Stora Enso has acquired 76 000 ha of land in Rio Grande do Sul in Brazil and in Uruguay, and planted about 10 000 ha with eucalyptus and pine.

More land was also aqcuired at Veracel, Brazil, increasing the total amount of land by 25 000 ha to 205 000 ha. The expanding plantations are planned to supply a second fibre line at Veracel in the future.

In southern Guangxi in China, Stora Enso acquired additional land use rights to approximately 30 000 hectares. This increased the total area to some 90 000 ha, of which about 44 000 ha is planted. The aim is to create a sustainably managed fibre base of 160 000 ha to support the establishment of an integrated pulp and paper mill in Guangxi.

Stora Enso's plantations and land areas as of 31 December 2006


Veracel, Brazil (joint venture)
Ownership: Stora Enso 50%, Aracruz 50%
Area: 205 000 ha land
77 000 ha planted
Main species: Eucalyptus
Arapoti, Brazil
Area: 50 000 ha land
28 000 ha planted
Main species: Pine, eucalyptus
Guangxi, China
Area: 90 000 ha land use rights
44 000 ha planted**
Main species: Eucalyptus*
Rio Grande do Sul, Brazil
Area: 46 000 ha land
5 000 ha planted
Main species: Eucalyptus*
Uruguay
Area: 30 000 ha land
4 600 ha planted
Main species: Pine*

* Planned main species

** Eucalyptus and other species

Improvement measures deliver good results

Stora Enso Timber's strategy since 2000 has focused on growth, through geographic expansion and becoming a market leader in various value-added wood products. This has seen Stora Enso Timber become a global industry leader, based on expansion in Eastern Europe and a broader product portfolio. The operating environment has remained very challenging, however, and overall profitability has been below-target. A turnaround programme was launched in 2005, and enabled an operating profit of EUR 59.1 million to be recorded in 2006, compared to EUR –3.1 million in 2005



Stora Enso Timber aims to build its competitiveness by adding value to its products and services.

The turnaround programme has included a broad range of improvement measures, such as selective asset restructuring and efficiency improvement actions at mills, reorganising the sales network, and aggressive cost structure improvements. Investments designed to upgrade assets in Russia and strengthen Stora Enso Timber's position in engineered wood products have also been important.

Optimising operations

Asset restructuring has consisted of a broad range of actions targeted at strengthening the overall asset portfolio. The divestment of Stora Enso's Linghed Sawmill was finalised in March 2006. Several mills, mainly in Austria, Estonia and Finland, have changed their concepts, and downsized capacities significantly. Veitsiluoto Sawmill, which had been idle since June 2005 due to severe profitability problems, was restarted in spring 2006 at a lower volume. Asset restructuring will continue at mills where competitive operations are not possible in the long term.

Stora Enso Timber has exceeded the original targets set in the Profit 2007 programme. Actions were focused on reaching permanent structural improvements, and the majority of results were achieved through reductions in fixed and administration costs.

The restructured global sales network provides a more cost-efficient and flexible organisation better suited to rapidly changing markets. Based on a regional structure, it gives customers easier access to Stora Enso Timber's product offering and expertise.

Changes will continue

Stora Enso Timber will continue to focus on keeping costs in check, and will build its future competitiveness on strategic pillars that include a focus on selected growth segments, adding value to products and services, maintaining a competitive asset portfolio and being prepared for restructuring when necessary.



In addition to various training programmes, employees also receive on-the-job training. Mathias Forsgren and Maria Eliasson go through the process at Kvarnsveden Mill in Sweden.

Building better performance

"2006 was a year of transition for Stora Enso, towards building better future performance. The Group's profit improvement programmes, Profit 2007 and the Asset Performance Review, have affected our employees in many ways, and will continue to do so. Supporting and leading the organisation through the changes created by these programmes is one of our key challenges. It is essential that the Group continues to develop a pool of talented and competent people that meet today's and tomorrow's global business needs," says Gary Parafinczuk, Executive Vice President of Corporate Human Resources & Business Excellence.

Stora Enso aims to create a global high-performance organisation with motivated employees. Operational excellence achieved through a competent organisation forms an important component of the Group's strategy.

Stora Enso's human resources strategy focuses on three key success factors: performance culture, competence development, and attracting and retaining talent. Stora Enso measures and monitors these key success factors to ensure progress towards its human resources vision.

Aiming for high performance

All of the Group's business units employ a structured concept and approach to raising their performance levels through an organisation that consistently outperforms Stora Enso's competitors and creates a motivational environment for employees.

A number of units improved their performance considerably during 2006. One example is Summa Mill, which was placed under scrutiny as part of the Asset Performance Review programme. Thanks to a number of changes made by employees, the mill has succeeded in achieving some strong improvements.

One of the tools that helps Stora Enso's units work towards higher performance in a structured way is the Group's Business Excellence Guide. Based on total quality management principles, the Guide establishes an assessment framework for continuous improvement and helps standardise the Group's approach across business units.

One of the top priorities in a high-performance culture is excellent occupational health and safety performance.

Reducing accident rates and absenteeism is an ongoing ambition for Stora Enso.

Global talent management

One of the key issues for Stora Enso is to ensure that the Group has an appropriate pool of competent and talented people. The Group's Management Audit Programme provides a global approach to talent management. This is an annual process that assesses talent and creates individual development and succession plans.

As part of efforts to develop key talent, Stora Enso also has a number of Group-wide management development programmes designed to promote Stora Enso's performance culture and leadership excellence. Individuals are nominated annually to attend the Stora Enso Executive Programme, the Stora Enso Manager Programme and the Stora Enso Talent Programme. In addition to these Group-wide programmes, Stora Enso has regional and country-level training programmes covering all levels of the organisation.

The number of training days per employee in 2006 was 3.1, which is virtually the same as in 2005. Stora Enso needs to ensure that its people are provided with the best opportunities to develop their competences. In order to build better performance, the Group will also need to ensure that career development and training are emphasised over the next couple of years. Personnel turnover increased slightly but is relatively stable.

As a global company, Stora Enso offers a wide range of career opportunities in different countries. Initiatives aimed at increasing the development and mobility of personnel within the Group include the Go! Programme, a rotation initiative for early career talents. Programmes like this help Stora Enso promote the diversity of its employees.

"As a global company, we want to utilise international diversity and make it work for us as a competitive advantage," says Gary Parafinczuk.

Other talent management initiatives include maintaining and managing a pool of people who are experienced and available for project work in new growth markets.

Key figures	2004	2005	2006
Average number of employees	43 779	46 166	45 631
Sales/employee, EUR	283 145	285 654	319 824
Personnel turnover, %*	5.2	4.0	5.6
Training days/employee	3.4	2.8	3.1
Absenteeism due to sickness and accidents, % (of total theoretical working hours)	4.6	4.5	4.5

* Based on number of permanent employees who left Stora Enso voluntarily.



Stora Enso aims to create a motivational environment for employees. Debbie Weber is based at the Niagara Mill in North America.

Recruiting in new areas

New growth markets – such as China, Russia and Latin America – are key strategic areas for Stora Enso and require a special focus on human resources to ensure success from an organisational performance perspective. The Group must ensure adequate global and local coordination and cooperation in issues such as local workforce planning, integrating Stora Enso's mission, vision, and values into the new organisations and adopting administration systems.

Responsible reductions

Stora Enso's personnel reductions amounted to 3 710 people in 2006. These reductions were part of the Profit 2007 and Asset Performance Review programmes announced in 2005. The reductions explain why the Group's total number of employees has decreased.

Stora Enso follows a consistent approach, tailored to the legal requirements and redundancy practices of the countries in which it operates, when downsizing operations. To ensure that the process is handled as responsibly and ethically as possible, Stora Enso has implemented corporate-wide guidelines for workforce reductions.

Efficient administration

Implementing more efficient human resources administration is one of the components of Stora Enso's Profit 2007 programme, and human resources organisations across the Group are being restructured with this in mind. Human resources-related shared service projects are under way in Finland, Sweden and Germany. A global human resources data management system is under development to support these efforts.

Read more about Social Responsibility in the Sustainability 2006 report on pp. 34–41.

Corporate Governance

Stora Enso is strongly committed to sound principles of corporate governance. The Group strives to apply best practices and comply with current rules and regulations in this field.

The duties of the various bodies within Stora Enso Oyj (Stora Enso or the Company) are determined by the laws of Finland and by the Company's corporate governance policy, which complies with the Finnish Companies Act and the Finnish Securities Market Act. The rules and recommendations of the Helsinki, Stockholm and New York Stock Exchanges are also followed, where applicable. This corporate governance policy is decided by the Board of Directors (Board).

The Board and the Chief Executive Officer (CEO) are responsible for the management of the Company. Other governance bodies have an assisting and supporting role.

Stora Enso prepares annual and interim financial accounts conforming to International Financial Reporting Standards (IFRS). These reports are published in Finnish, Swedish, English and German. In addition, Stora Enso makes an annual reconciliation with US GAAP (Form 20-F) as required by the US Securities Exchange Commission (SEC).

The Company's head office is in Helsinki, Finland. It also has an international office in London, United Kingdom and head office functions in Stockholm, Sweden.

Stora Enso has one or two official auditors, as decided by the shareholders at the Annual General Meeting (AGM).

To the maximum extent possible, corporate actions and corporate records are taken and recorded in English.

Objectives and composition of governance bodies

The decision-making bodies with responsibility for managing the Company are the Board and the CEO. The operations of the Company are co-ordinated through the Executive Management Group (EMG), Management Group (MG) and various committees.

Day-to-day operational responsibility rests with the divisional managements and their operation teams supported by various staff and service functions.

Board of Directors

Stora Enso is managed by the Board under international corporate governance principles.

According to the Company's Articles of Association, the Board comprises 6–11 ordinary members appointed by the shareholders at the AGM for a one-year term. It is the policy of the Company that the Board shall have a majority of independent directors. To be considered "independent", the Board must resolve that a director has no material relationship with the Company other than as a director. Currently, the Board has ten ordinary members: nine non-executive members who are independent and not affiliated with Stora Enso and one executive member (CEO).

All directors are required to deal at arm's length with the Company and its subsidiaries and to disclose circumstances that might be perceived as a conflict of interest.

The shareholders at the AGM decide the remuneration of the Board members (including the remuneration of the members of the Board Committees). As a policy, remuneration is paid to non-executive members only.

The Board supervises the operation and management of Stora Enso and decides on significant matters relating to strategy, investments, organisation and finance.

The Board is responsible for overseeing management and for the proper organisation of Company operations. It is likewise responsible for overseeing the


Governance bodies
Shareholders´ Meeting
Board of Directors
CEO
Executive Management Group (EMG)
Management Group (MG)
Auditing
Internal Audit
External Auditors
Insider Guidelines
Board Committees
Financial and Audit Committee
Compensation Committee
Nomination Committee
Operative Committees
Investment Committee
Sustainability Committee
R&D Committee
Disclosure Committee

proper supervision of accounting and control of financial matters.

The Board has defined a working order, the principles of which are published in the annual report and on the Company's website.

The Board elects a Chairman and a Vice Chairman from among the non-executive Board members and appoints the CEO and heads of divisions and staff functions. The Board approves the main organisational structure of the Company.

The Board reviews and determines the compensation of the CEO.

The Board evaluates its performance annually. The Board also reviews the corporate governance policy annually and amends it when required.

The Board's work is supported through its committees – the Financial and Audit Committee and the Compensation Committee. Each committee's chairman and members are appointed by the Board annually.

The Board meets at least five times a year. The non-executive Board members meet regularly without executive members in connection with the Board meetings.

Board remuneration EUR	Chairman	Vice Chairman	Board Member
2004	135 000	85 000	60 000
2005	135 000	85 000	60 000
2006	135 000	85 000	60 000

Board interests as of 31 December 2006	A shares	R shares
Claes Dahlbäck, Chairman	2 541	19 529
Ilkka Niemi, Vice Chairman	–	–
Gunnar Brock	–	4 000
Lee A. Chaden	–	3 500*
Dominique Hériard Dubreuil	–	500
Jukka Härmälä, CEO	–	13 188
Birgitta Kantola	–	1 500
Jan Sjöqvist	508	1 943
Matti Vuoria	–	9 000
Marcus Wallenberg	2 541	4 715

* ADRs representing R shares

In 2006

The Board of Directors had ten members and convened nine times during the year. On average, directors attended 90% of the meetings.

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the Company in accordance with instructions and orders issued by the Board. It is the duty of the CEO to ensure that the Company's accounting methods comply with the law and that financial matters are handled in a reliable manner.

The Board of Directors approves the main organisation, including the functions reporting to the CEO. Currently the CEO is directly in charge of the following functions, which also report to

Working Order of the Board of Directors

The working order describes the working practices of the Board of Directors. A summary of key contents is presented below.

Board meetings

- regularly, at least five times a year, according to a schedule decided in advance;
- special Board meetings shall, if requested by a Board member or the CEO, be held within 14 days of the date of request;
- agenda and material shall be delivered to Board members one week before the meeting.

Information

- the Board shall receive information monthly concerning financial performance, the market situation and significant events within the Company's and the Group's operations;
- Board members shall be informed about all significant events immediately.

Matters to be handled at Board meetings

- matters specified by the Finnish Companies Act;
- approval of business strategy;
- organisational and personnel matters
  - decisions concerning the basic top management organisation;
  - decisions concerning the composition of the Executive Management Group;
  - remuneration of the CEO;
  - appointment and dismissal of the CEO and heads of divisions and other senior officers in the EMG;
  - appointment of Board Committees (including chairmen);
- economic and financial matters
  - review of annual budget;
  - approval of loans and guarantees;
- investment matters
  - approval of Group's investment policy;
  - approval of major investments ;
- other matters
  - report of the CEO on the Group's operations;
  - reports of the Compensation Committee and Financial and Audit Committee by the chairmen of the respective committees. The Nomination Committee's recommendations and proposals shall be reported to the Board by the Chairman of the Board.
  - approval and regular review of Corporate Governance and the charters of the Board Committees;
  - annual self-assessment of Board work and performance;
- other matters submitted by a member of the Board or the CEO.

him/her: the Business divisions, CFO, Market Services, Corporate Communications, Corporate Services, Corporate Technology and Asia Pacific, and Latin America. The CEO is also responsible for preparatory work with regard to Board meetings. In addition, he/she supervises decisions regarding key personnel and other important operational matters.

The Chief Financial Officer (CFO), who is responsible for Finance and Strategy, (currently covering Strategy, Mergers and Acquisitions, Investments, Finance, Accounting, Legal and Investor Relations), also acts as deputy to the CEO.

Executive Management Group (EMG)

The EMG is chaired by the CEO. The EMG members are appointed by the Board. Currently, it comprises the CFO, four divisional heads (Publication Paper, Fine Paper, Packaging Boards and Forest Products) and the heads of Market Services and Corporate Services.

The EMG's tasks and responsibilities are investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to Board meetings and review of the main features of the sales network.

The EMG meets regularly, at least once a month, and as required.

In 2006

The EMG had eight members and convened 20 times during the year. Important items on the agenda in 2006 were divestment and closures related to the APR programme, co-ordination of the Profit 2007 programme, and the acquisitions of the Arapoti paper mill and related assets in Brazil.

Management Group (MG)

The tasks and responsibilities of the MG are to review the budget, Company strategy and business development.

The MG is chaired by the CEO. The MG comprises members of the EMG and additional members appointed by the CEO. The MG meets approximately four times a year.

In 2006

The MG had 20 members and convened four times.



Financial and Audit Committee members from left to right, standing: Ilkka Niemi and Claes Dahlbäck. Seated: Birgitta Kantola and Jan Sjöqvist. Lee A. Chaden is missing from the picture.

Board Committees

The tasks and responsibilities of the Board Committees are defined in their charters, which are approved by the Board. All the committees evaluate their performance annually, are allowed to use external consultants and experts when necessary and shall have access to all information needed. Each committee's chairman and members are appointed by the Board annually.

Financial and Audit Committee

The Board has a Financial and Audit Committee to support the Board in maintaining the integrity of the Company's financial reporting and the Board's control functions. It regularly reviews the system of internal control, management and reporting of financial risks and the audit process. It makes recommendations regarding the appointment of external auditors for the parent company and the main subsidiaries.

The Committee is comprised of 3–5 non-executive Board members who are independent and not affiliated with the Company. At least one Committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to the Company.

The Financial and Audit Committee meets regularly at least four times a year. The Committee members meet the external auditor without the management being present in connection with its meetings. The Chairman of the Committee presents a report on each Financial and Audit Committee meeting to the Board.

The tasks and responsibilities of the Financial and Audit Committee are defined in its charter, which is approved by the Board. Financial and Audit Committee members may receive compensation solely based on their role as directors. The compensation is decided upon by the shareholders at an AGM.

Summary of charter

Main tasks

- to support the Board in maintaining the integrity of the Company's finan-

cial reporting and the Board's control functions;
- to review the system of internal control, management and reporting of financial risks and the audit process regularly;
- to make recommendations regarding the appointment of external auditors for the parent company and the main subsidiaries.

Composition
- 3–5 non-executive Board members who are independent and not affiliated with the Company;
- at least one Committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to the Company;
- Financial and Audit Committee members may receive compensation based solely on their role as Directors, such compensation to be decided by the shareholders at an AGM.

Meetings and reporting to the Board
- the Financial and Audit Committee meets regularly at least four times a year;
- regular participants in the Committee's meetings
  - external auditors;
  - CFO and SVP Internal Audit;
  - Legal Counsel acting as secretary to the Committee;
  - other persons such as SVP Finance, General Counsel and Chief Accounting Officer invited by the Chairman;
- the Committee members meet the external auditors without the management being present in connection with its meetings;
- the Chairman of the Committee presents a report on each Financial and Audit Committee meeting to the Board.

In 2006
The Financial and Audit Committee comprised five members in 2006: Jan Sjöqvist (Chairman and appointed Financial Expert), Lee A. Chaden, Claes Dahlbäck, Birgitta Kantola and Ilkka Niemi. The Committee convened seven times. In addition to the regular tasks based on the Committee's charter, during 2006 the Committee focused on the assessment of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.



Compensation Committee members from left to right, standing: Ilkka Niemi and Matti Vuoria. Seated: Dominique Hériard Dubreuil and Claes Dahlbäck.

Remuneration
Chairman EUR 20 000 per annum and member EUR 14 000 per annum as decided by the AGM.

Compensation Committee
The Board has a Compensation Committee that is responsible for recommending, evaluating and approving executive nominations and compensations (including the CEO), evaluating the performance of the CEO, and making recommendations to the Board relating to management compensation issues generally, including equity incentive compensation plans. The Board appoints the CEO and approves his/her compensation.

The Committee is comprised of 3–4 non-executive Board members who are independent and not affiliated with the Company. The Compensation Committee meets regularly at least once a year. The Chairman of the Committee presents a report on each Compensation Committee meeting to the Board. The tasks and responsibilities of the Compensation Committee are defined in its charter, which is approved by the Board.

Summary of charter
Main tasks
- responsible for recommending, evaluating and approving executive nominations and compensations (including CEO);
- to evaluate the performance of the CEO;
- to make recommendations to the Board relating to management compensation issues;
- the Board appoints the CEO and approves his/her compensation.

Composition
- 3–4 non-executive Board members who are independent and not affiliated with the Company.

Meetings and reporting to the Board
- regularly at least once a year;
- the Chairman presents a report on each Compensation Committee meeting to the Board.

In 2006

The Compensation Committee comprised four members in 2006. The members were Claes Dahlbäck (Chairman), Dominique Hériard Dubreuil, Ilkka Niemi and Matti Vuoria. The Committee convened six times.

During 2006, the main tasks were to prepare organisational changes, the CEO's compensation, top management remuneration, short-term incentives based on performance improvement and long-term incentive structure.

Remuneration

Chairman EUR 10 000 per annum and member EUR 6 000 per annum as decided by the AGM.

Nomination Committee appointed by the shareholders

At the AGM, shareholders appointed a Nomination Committee to prepare proposals concerning:

- the number of members of the Board of Directors;
- the members of the Board of Directors;
- the remuneration for the Chairman, Vice Chairman and members of the Board of Directors;
- the remuneration for the Chairman and members of the committees of the Board of Directors.

The Nomination Committee comprises four members:

- the Chairman of the Board of Directors;
- the Vice Chairman of the Board of Directors;
- two members appointed annually by the two largest shareholders (one each) according to the share register of 1 October.

The Chairman of the Board of Directors convenes the Nomination Committee. A Nomination Committee member who is also a member of the Board of Directors may not be the Chairman of the Nomination Committee. The Nomination Committee presents its proposal for the Annual General Meeting to the Board of Directors annually before 31 January.

In 2006

The Nomination Committee comprised four members in 2006: the Chairman of the Board (Claes Dahlbäck), the Vice Chairman of the Board (Ilkka Niemi) and two other members appointed by the two largest shareholders, namely Markku Tapio (Finnish State) and Marcus Wallenberg (Knut and Alice Wallenberg Foundation).

This is different from the Helsinki Stock Exchange's recommendation that a Nomination Committee should be a Board Committee. Markku Tapio was elected Chairman of the Committee at its first meeting. During 2006, the main tasks of the Committee were to prepare the proposal for the AGM concerning Board members and their remuneration. The Nomination Committee convened twice during the year.

Remuneration

Remuneration of EUR 3 000 per annum is paid to members who are not members of the Board as decided by the AGM.

Operative Committees

Investment Committee

The Investment Committee is chaired by the CFO, head of Finance and Strategy. The Committee's members are appointed by the CEO.

The tasks and responsibilities of the Investment Committee are co-ordination of the investment planning and approval process, co-ordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects in the Company's various geographical areas, and the drawing-up of recommendations on funds available for investments.

The Investment Committee meets at least six times a year and as required.

In 2006

The Investment Committee examined several major investment proposals and made recommendations on funds available for investment for consideration by the EMG.

Important items on the agenda in 2006 were the joint-venture agreement with Shandong Huatai Paper in China, the third corrugated packaging plant at Lukhovitsy in Russia, upgrading and expanding sawmilling operations at the Nebolchi and Impilahti sawmills in Russia, and rebuilding of PM 3 at the Varkaus Mill, Finland. Additionally, the Investment Committee audited ten major projects started up in 2004 and 2005 to collect and share experience for future investment projects.

The Investment Committee had eight members and convened 14 times in 2006.

Sustainability Committee

The Sustainability Committee is chaired by the SEVP, Forest Products. The Committee's members, representing divisions and relevant staff functions, are appointed by the CEO. The Sustainability Committee meets regularly as required.

The tasks of the Sustainability Committee are to formulate corporate policy and strategy in environmental and social responsibility matters, to ensure that these policies and strategies are well established and respected throughout the Group, to co-ordinate and follow-up relations and communication with stakeholders such as governmental and non-governmental organisations, to take initiatives for the development of relevant management procedures and to produce a Sustainability Report annually.

In 2006

The major items on the agenda for the Sustainability Committee during 2006 included a new Sustainability Policy, a new reduction target for process water discharges, a new corporate stakeholder engagement process and a decision to define Stora Enso's carbon footprint and develop benchmark information. The Sustainability Committee had 12 members and convened twice in 2006.

Read more about sustainability governance in the Sustainability 2006 report on p. 7.

Research and Development (R&D) Committee

The R&D Committee is chaired by the EVP, Corporate Technology and Asia Pacific. The Committee's members, representing the R&D organisation and the divisions, are appointed by the CEO.

The tasks of the R&D Committee are to secure a Group perspective on R&D with regard to its relevance, quality and efficiency, to establish R&D policy and strategy at Group level, to monitor future-oriented technology and product development, and to supervise external research.

The R&D Committee meets regularly as required.

In 2006

Important items on the agenda in 2006 were increasing Group-level activities in facilitating innovation and technology development, especially in the area of bioenergy, and implementation of the Forest-based Sector Technology Platform. The R&D Committee had seven members and convened once in 2006.

Disclosure Committee

The Disclosure Committee supervises the reliability of the Company's financial reporting and disclosure processes. The Committee is chaired by the General Counsel, and the other permanent members are SVP Internal Audit, SVP Risk Management and Financial Platform, SVP Chief Accounting Officer and VP Investor Relations and Financial Communications. Other members are nominated by the CEO as required. The Disclosure Committee reports to the CEO and the CFO.

The Disclosure Committee meets regularly as required.

In 2006

The main tasks in 2006 were reviewing the Group's stock exchange releases, interim reviews and Annual Report, including the US version 20-F. In addition, the Disclosure Committee monitored the programme initiated to ensure compliance with the Sarbanes-Oxley Act Section 404, Management Assessment of Internal Controls. The Disclosure Committee had five members and convened nine times.

Other supervisory bodies and norms

Auditors

The shareholders at the AGM annually elect one or two auditors for Stora Enso. The Financial and Audit Committee monitors the auditor selection process and gives its recommendation as to who should serve as auditor to the Board and to the shareholders at the AGM. The auditor(s) shall be an authorised public accounting firm or firms, which then appoint(s) the auditor responsible.

Internal Audit

The operation of the Group's control and monitoring procedures is reviewed and tested by the Group's Internal Audit function under the supervision of the SVP, Internal Audit, who reports on a functional basis to the Financial and Audit Committee and CEO, and administratively to the CFO.

Internal Audit conducts regular audits at mills, subsidiaries and other Company units, implementing an annual audit plan approved by the Financial and Audit Committee.

Insider guidelines

The Company complies with the insider guidelines of the Helsinki Stock Exchange. The Company's internal insider guidelines were updated in 2005 to comply with new legislation following the EU Market Abuse Directive. The guidelines are published and distributed throughout the Group.

The Company expects all its employees to act in the way required of an insider. All unpublished information relating to the Company's present and future business operations shall be kept strictly confidential.

The Company's insider register is publicly available and is maintained by the Finnish Central Securities Depository.

Public insiders are members of the Board, the CEO and his/her deputy, and the auditors. The CEO has decided that other public insiders shall be the members of the EMG and nominated persons in legal, financial, accounting, corporate strategy, communications and investor relations functions.

The list of company-specific insiders is approved by the General Counsel and is not public. Company-specific insiders are for example members of the MG and members of the Corporate Accounting and Corporate Strategy teams.

Persons who participate in the development and preparation of a project such as a merger or acquisition are considered project-specific insiders. A separate project-specific insider register is maintained when considered appropriate by the General Counsel or his/her deputy.

During the closed period, insiders are not allowed to trade in the Company's securities. The period starts two weeks prior to the date when the results of a reporting period are announced. The dates are published in the financial calendar at www.storaenso.com/investors.

US capital markets rules and requirements

In relation to Section 302 of the Sarbanes-Oxley Act of 2002, Stora Enso has introduced procedures that require the respective management of the divisions and subsidiaries to certify the internal controls over the financial reporting process. These procedures and certifications provide the basis on which the CEO and the CFO of Stora Enso certify the consolidated financial statements with the Securities and Exchange Commission.

The provisions of Section 404 of the Act require Stora Enso's management to report, in the Form 20-F Annual Report for fiscal year 2006, on the effectiveness of internal control over financial reporting. The information relating to the assessment and any conclusions thereof will be set forth under the caption "Controls and Procedures" in Stora Enso's Annual Report on form 20-F for 2006.

Board of Directors

Claes Dahlbäck

Chairman of Stora Enso's Board of Directors since December 1998
Independent member of the Board

Born 1947. M.Sc. (Econ.), Ph.D. h.c. Swedish citizen.

Member of the STORA Board of Directors from May 1990 and Chairman of the Board from May 1997 until the merger with Enso in 1998. Chairman of Stora Enso's Compensation Committee since 23 December 1998, and a member of the Financial and Audit Committee since 22 March 2005. Member of the Nomination Committee.

Executive Director of the Board of Thisbe AB. Chairman of the Board of Vin & Sprit AB and EQT Funds, and a member of the Board of Goldman & Sachs Co.

President and CEO of Investor AB 1978–1999. Executive Vice Chairman of the Board of Investor AB 1999–2001 and Chairman of the Board 2002–2005. Vice Chairman of the Board of Skandinaviska Enskilda Banken 1997–2002. Member of the Board of Ericsson 1993–1996 and ABB 1991–1996.

Owns 2 541 A and 19 529 R shares in Stora Enso.

Ilkka Niemi

Vice Chairman of Stora Enso's Board of Directors since March 2005
Independent member of the Board since March 2001

Born 1946. M.Sc. (Econ.). Finnish citizen.

Member of Stora Enso's Financial and Audit Committee since 19 March 2002, and the Compensation Committee since 18 March 2004. Member of the Nomination Committee.

Senior advisor and independent consultant on international finance. Chairman of the Board of Motiva Oy 2001–2006, and a member of the Board of Aker Finnyards Inc. since 2003.

CEO and member of the Board of the Finnish State Guarantee Board 1989–1997. Member of the Board and representative of the Nordic countries and the Baltic countries at the World Bank 1997–2000. Chairman of the Finnish Accounting Standards Board 1993–1996.

Owns no shares in Stora Enso.

Gunnar Brock

Independent member of Stora Enso's Board of Directors since March 2005

Born 1950. M.Sc. (Econ.). Swedish citizen.

President and CEO of the Atlas Copco Group. Member of the Board of Lego AS and Teknikföretagen. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

CEO of Thule International 2001–2002. President and CEO of Tetra Pak Group 1994–2000.

Owns 4 000 R shares in Stora Enso.

Lee A. Chaden

Independent member of Stora Enso's Board of Directors since March 2004

Born 1942. MBA, B.Sc. (Ind. Eng.). American citizen.

Member of Stora Enso's Financial and Audit Committee since 22 March 2005.

Executive Chairman of Hanesbrands Inc. Member of the Board of Carlson Companies Inc. and several civic and non-profit organisations.

Executive Vice President of Sara Lee Corporation and CEO of Sara Lee Branded Apparel 2004–2006, Executive Vice President of Global Marketing and Sales of Sara Lee Corporation 2003–2004 and Corporate Senior Vice President of Human Resources 2001–2003. CEO of Sara Lee Branded Apparel-Europe 1999–2001.

Owns ADRs representing 3 500 R shares in Stora Enso.

Dominique Hériard Dubreuil

Independent member of Stora Enso's Board of Directors since March 2006

Born 1946. B.A. (Law), M.A. (Public Relations). French citizen.

Member of Stora Enso's Compensation Committee since 21 March 2006.

Chairman of the Board of Rémy Cointreau. Chairman of Vinexpo Overseas and a member of the Board of Comité Colbert, the Institute National de la Recherche Agronomique (INRA) and the Fédération des Exportateurs de Vins et Spiritueux de France.

Chairman of the Executive Committee of Rémy Cointreau 2000–2004

Owns 500 R shares in Stora Enso.

Jukka Härmälä

Chief Executive Officer of Stora Enso and a member of Stora Enso's Board of Directors since December 1998

Born 1946. B.Sc. (Econ.), Hon. Ph.D. (Tech. and Econ.). Finnish citizen.

Joined Enso-Gutzeit in April 1970. Senior Vice President and a member of the Board of Management of Kansallis-Osake-Pankki (a predecessor of Nordea Bank) from February 1984 onwards. Rejoined Enso-Gutzeit in September 1988 as President and COO. Chairman of the Board of Enso-Gutzeit and President and CEO from January 1992 until the merger with STORA in 1998.

Vice Chairman of the Supervisory Board of Varma Mutual Pension Insurance Company, Vice Chairman of the Board of Finnlines Plc, Chairman of the Board of Outokumpu Oyj and the Board of the TT Foundation and a member of the Finnish Forest Industries Federation, the Research Institute of the Finnish Economy ETLA, the Finnish Business and Policy Forum EVA and the European Round Table of Industrialists (ERT). Co-chairman of the EU-Russia Industrialists' Round Table (IRT).

Vice Chairman of the Board of the Finnish Forest Industries Federation 1997–1998 and Chairman of the Board 1993–1996. Member of the Board of the Confederation of Finnish Industries EK in 2001, Vice Chairman of the Board in 2000, Chairman of the Board 1997–1999 and Vice Chairman of the Board 1993–1996. Chairman of the Board of Sampo plc 1993–2001.

Owns 13 188 R shares, and has 560 000 (1999–2005) and 60 000 (2006) options/synthetic options in Stora Enso.

Birgitta Kantola

Independent member of Stora Enso's Board of Directors since March 2005

Born 1948. LL.M. Finnish citizen.



Front row, left to right: Dominique Hériard Dubreuil, Ilkka Niemi, Claes Dahlbäck and Jukka Härmälä. Back row, left to right: Matti Vuoria, Gunnar Brock, Marcus Wallenberg, Birgitta Kantola and Jan Sjöqvist. Missing from the picture: Lee A. Chaden.

Member of Stora Enso's Financial and Audit Committee since 22 March 2005.

Vice Chairman of the Board of Fortum Corporation. Member of the Board of Varma Mutual Pension Insurance Company, Nordea Bank AB, Vasakronan AB, Civitas Holding AB and Åbo Akademi University.

Vice President and CFO of International Finance Corporation (World Bank Group), Washington D.C. 1995–2000. Executive Vice President of Nordic Investment Bank 1991–1995.

Owns 1 500 R shares in Stora Enso.

Jan Sjöqvist

Independent member of Stora Enso's Board of Directors since December 1998

Born 1948. M.Sc. (Econ.). Swedish citizen.

Member of the STORA Board of Directors from March 1997 until the merger with Enso in 1998. Chairman of Stora Enso's Financial and Audit Committee since 20 March 2003 and Financial Expert of the Financial and Audit Committee since 21 April 2004.

Chairman of the Board of Concordia Bus AB and ODEN Anläggningsentreprenad AB, and a member of the Board of Green Cargo AB and Lannebo fonder AB.

Managing Director of Swedia Networks AB 2002–2004 and President and CEO of NCC AB 1993–2001. Member of the Board of Swedia Networks AB 2001–2004, SSAB Swedish Steel 2000–2003 and NCC AB 1988–2001.

Owns 508 A and 1 943 R shares in Stora Enso.

Matti Vuoria

Independent member of Stora Enso's Board of Directors since March 2005

Born 1951. LL.M., B.Sc. (Arts). Finnish citizen.

Member of Stora Enso's Compensation Committee since 22 March 2005.

President and CEO of Varma Mutual Pension Insurance Company. Vice Chairman of the Board of Sampo plc. Member of the Board of Danisco A/S and Wärtsilä Oyj Abp.

Executive Vice President of Varma Mutual Pension Insurance Company between January 2004 and May 2004. Executive Chairman of the Board of Fortum Corporation 1998–2003. Vice Chairman of the Board of Danisco A/S 2002–2005 and a member of the Board 1999–2002.

Owns 9 000 R shares in Stora Enso.

Marcus Wallenberg

Independent member of Stora Enso's Board of Directors since December 1998

Born 1956. B.Sc. (Foreign Service). Swedish citizen.

Vice President of Stora Feldmühle AG, a STORA subsidiary, from August 1990 until June 1993. Member of the STORA Board of Directors from March 1998 until the merger with Enso in 1998. Member of Stora Enso's Financial and Audit Committee between 29 December 2000 and 22 March 2005. Member of the Nomination Committee.

Chairman of the Board of Skandinaviska Enskilda Banken AB, Saab AB and the International Chamber of Commerce (ICC). Vice Chairman of the Board of Ericsson, and a member of the Board of AstraZeneca PLC, AB Electrolux, Thisbe AB and the Knut and Alice Wallenberg Foundation.

President and CEO of Investor AB 1999–2005 and Executive Vice President 1993–1999. Member of the Board of Skandinaviska Enskilda Banken 2002–2005 and 1995–1999, Scania AB 1994–2005, Ericsson 1996–1998 and Saab AB 1992–1998.

Owns 2 541 A and 4 715 R shares in Stora Enso.

Harald Einsmann, independent member of Stora Enso's Board of Directors since December 1998 until his resignation on 21 March 2006.

Options/synthetic options were issued annually between 1999 and 2006.

To be considered 'independent', the Board must resolve that a director has no material relationship with the Company other than as a director.

Enso-Gutzeit became Enso in May 1996. STORA and Enso merged in December 1998.

Executive Management Group



From left to right: Jussi Huttunen, Bernd Rettig, Pekka Laaksonen, Elisabet Salander Björklund, Jukka Härmälä, Hannu Ryöppönen, Kai Korhonen and Christer Ågren.

Jukka Härmälä
Chief Executive Officer

Born 1946. B.Sc. (Econ.). Hon. Ph.D. (Tech. and Econ.). Finnish citizen.

For further information, see page 40.

Jussi Huttunen
Senior Executive Vice President, Market Services

Born 1954. M.Sc. (Econ.). Finnish citizen.

Joined Enso-Gutzeit in 1979. Managing Director of Stora Enso UK 1999–2001 and Senior Executive Vice President, Stora Enso Fine Paper between January 2002 and April 2005. Member of Stora Enso's Sustainability Committee. Member of the Board of Directors of several subsidiaries and associated companies.

Owns 2 434 R shares, and has 165 000 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Kai Korhonen
Senior Executive Vice President, Stora Enso Packaging Boards

Born 1951. M.Sc. (Eng.). eMBA. Finnish citizen.

Joined Enso's Varkaus Mill (previously A. Ahlström Osakeyhtiö) in 1977. Senior Executive Vice President, Newsprint 1998–2000, Senior Executive Vice President, North America 2000–2003 and Senior Executive Vice President, Stora Enso Paper between May 2003 and April 2005. Stora Enso Country Manager Finland from 1 January 2006. Member of Stora Enso's R&D and Sustainability Committees. Member of the Board of Directors of several subsidiaries and associated companies.

Deputy Chairman of the Board of the Finnish Forest Industries Federation from 1 January 2006 and a member of the Board of the Confederation of Finnish Industries EK from 1 January 2006 and a member of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company from 6 April 2006.

Owns 2 435 R shares, and has 135 000 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Pekka Laaksonen
Senior Executive Vice President, Stora Enso Fine Paper

Born 1956. M.Sc. (Econ.). Finnish citizen.

Joined Enso's Plywood Division in 1979. Senior Executive Vice President, Stora Enso Packaging Boards between December 1998 and April 2005. Stora Enso Country Manager Finland until 31 December 2005. Member of Stora Enso's Sustainability Committee. Member of the Board of Directors of several subsidiaries and associated companies.

Deputy Chairman of the Boards of Pohjolan Voima Oy and Suominen Corporation. Chairman of the Board of the Finnish Forest Industries Federation in 2005.

Owns 15 500 A shares, and has 180 000 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Bernd Rettig

Senior Executive Vice President, Stora Enso Publication Paper

Born 1956. M.Sc. (Eng.). German citizen.

Joined STORA in 1982. Managing Director of Stora Enso Kabel GmbH 1996–1999 and Senior Executive Vice President, Magazine Paper between April 1999 and May 2003. Member of Stora Enso's R&D Committee. Member of the Board of Directors of several subsidiaries and associated companies.

President of the Association of German Paper Industry, Verband Deutscher Papierfabriken (VDP).

Owns 2 963 R shares, and has 225 000 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Hannu Ryöppönen

Senior Executive Vice President and Chief Financial Officer, Finance and Strategy. Deputy to the Chief Executive Officer

Born 1952. B.A. (Business Admin.). Finnish citizen.

Joined Stora Enso as Senior Executive Vice President and Chief Financial Officer and Deputy to the CEO in September 2005. Chairman of Stora Enso's Investment Committee. Member of the Board of Directors of the following Stora Enso associated companies: Veracel Celulose S.A., Tornator Timberland Oy and Bergvik Skog AB.

Chairman of the Board of Altor private equity funds (Altor 2003 GP Limited and Altor Fund II GP Limited).

Member of the Executive Board & CFO of Royal Ahold 2003–2005. CFO of Industri Kapital Group, London 1999–2003 and CFO of Ikea Group, Denmark 1985–1998.

Owns 16 175 R shares, and has 20 000 (2005) and 30 000 (2006) options/synthetic options in Stora Enso.

Elisabet Salander Björklund

Senior Executive Vice President, Stora Enso Forest Products

Born 1958. M.Sc. (For.). Swedish citizen.

Joined STORA in 1995. Managing Director of Stora Timber AB 1995–1999, Director, Business Unit Nordic Redwood, Stora Enso Timber 1999–2000, Director, Raw Material and Fibre Products, Stora Enso Timber 2000–2003 and Executive Vice President, Stora Enso Wood Supply Europe between May 2003 and April 2005. Member of Stora Enso's R&D Committee. Chairman of Stora Enso's Sustainability Committee. Member of the Board of Directors of several subsidiaries.

Vice Chairman of the Board of Directors of the Swedish Road Administration. Member of the Board of Directors of Clas Ohlson AB and Bergvik Skog AB. Member of The Royal Swedish Academy of Agriculture and Forestry and The Royal Swedish Academy of Engineering Sciences.

Owns 1 968 R shares, and has 85 000 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Christer Ågren

Senior Executive Vice President, Corporate Services

Born 1954. B.A. (Business Adm.). Swedish citizen.

Joined STORA in 1993. Executive Vice President, Corporate HR & TQM, Stora Enso between December 1998 and April 2005. Stora Enso Country Manager Sweden from 1 April 2006. Member of Stora Enso's Sustainability Committee.

Chairman of the Board of the Swedish Forest Industries Federation, PRI Pensiontjänst AB and Löneanalyser AB. Member of the Board of Svenskt Näringsliv.

Vice President, Personnel, ITT Flygt AB, 1992. Director, Corporate Management Personnel & Organization, Ericsson, 1991. Vice President, Personnel, SAS 1984–1991.

Owns 5 328 R shares, and has 97 500 (1999–2005) and 22 500 (2006) options/synthetic options in Stora Enso.

Arno Pelkonen, Senior Executive Vice President, Strategy and Emerging Markets, resigned on 12 January 2006.

Yngve Stade, Senior Executive Vice President, Corporate Support, retired on 31 March 2006.

Options/synthetic options were issued annually between 1999 and 2006.

Enso-Gutzeit became Enso in May 1996. STORA and Enso merged in December 1998.

Jouko Karvinen

Born 1957. M.Sc. (Eng.). Finnish citizen.

Own no shares in Stora Enso.

Summary of Recent Employment:

Chief Executive Officer, Philips Medical Systems Division, Executive Vice President and a member of the Board of Management, Royal Philips Electronics, the Netherlands between April and November 2006.

Chief Executive Officer, Philips Medical Systems Division, Senior Vice President and a member of the Group Management Committee, Royal Philips Electronics, USA between June 2002 and March 2006.

Executive Vice President, ABB Group Ltd., Head of Automation Technology Products Division and a member of the Group Executive Committee, Switzerland between November 2000 and May 2002.

Senior Vice President, Business Area Automation Power Products, ABB Group Ltd., Switzerland between September 1998 and October 2000.

Vice President, Business Unit Drives Products & Systems, ABB Group Ltd., Switzerland between 1993 and September 1998.

Vice President, Power Electronics Division, ABB Drives OY Global AC Drives Feeder Factory and R&D Centre, Finland between 1990 and 1993.

Various management positions within ABB between 1987 and 1990.

Management Group

John Gillen
President and Regional Manager, North America
Born 1958. B.A. (English). American citizen. Joined the company in 1995.

Nils Grafström
Executive Vice President, Stora Enso Latin America
Born 1947. LL.M. Swedish citizen. Employed by the company 1980–1997, rejoined in 2001.

Walter Haberland
Senior Vice President, Information Technology
Born 1946. M.Sc. (Phys.). German citizen. Joined the company in 1995.

Peter Kickinger
Executive Vice President, Stora Enso Timber
Born 1964. M.Sc. (Econ.). Austrian citizen. Joined the company in 1993. Member of Stora Enso's Investment Committee.

Jyrki Kurkinen
General Counsel, Senior Vice President, Legal Services
Born 1948. LL.M. Finnish citizen. Joined the company in 1979. Chairman of Stora Enso's Disclosure Committee.

Mats Nordlander
Executive Vice President, Stora Enso Merchants (Papyrus)
Born 1961. Dip. Eng. Swedish citizen. Joined the company in 1994.

Gary Parafinczuk
Executive Vice President, Corporate Human Resources and Business Excellence



Front row, left to right: Gary Parafinczuk, Mats Nordlander, Nils Grafström, Keith B Russell and Kari Vainio. Back row, left to right: Niilo Pöyhönen, Walter Haberland, John Gillen, Peter Kickinger, Jyrki Kurkinen, Markku Pentikäinen and Eberhard Potempa.

Member of Stora Enso's Management Group as of 1 March 2006. Born 1952. B.A. (Political Science). American citizen. Joined the company in 2000.

Markku Pentikäinen
Executive Vice President, Corporate Technology and Asia Pacific
Born 1953. M.Sc. (Eng.). eMBA. Finnish citizen. Joined the company in 1979.

Eberhard Potempa
Senior Vice President, Country Manager Germany
Born 1953. B.Sc. (Econ.). German citizen. Joined the company in 1976.

Niilo Pöyhönen
Executive Vice President, Stora Enso Consumer Boards
Born 1953. M.Sc. (Econ.). Finnish citizen. Joined the company in 1978. Member of Stora Enso's R&D Committee.

Keith B Russell
Senior Vice President, Investor Relations
Born 1958. B.A. British citizen. Joined the company in 2002. Member of Stora Enso's Sustainability Committee.

Kari Vainio
Executive Vice President, Corporate Communications
Born 1946. B.Sc. (Econ.). Finnish citizen. Employed by the company 1980–1983, rejoined in 1985. Member of Stora Enso's Sustainability Committee.

Magnus Diesen, Executive Vice President, Corporate Strategy, retired on 30 September 2006.

Per Ericson, Executive Vice President, Corporate Human Resources and Business Excellence, resigned on 28 February 2006.

Enso-Gutzeit became Enso in May 1996. STORA and Enso merged in December 1998.

Stora Enso in

Capital Markets

Shares and shareholders

Shares of Stora Enso Oyj are divided into A and R shares. All shares entitle holders to an equal dividend but different voting rights. Each A share and each ten R shares carry one vote at the AGM. However, each shareholder has at least one vote. The nominal value of each share is EUR 1.70. The Company's fully paid-up share capital entered in the Finnish Trade Register was EUR 1 342.2 million on 31 December 2006. The total number of shares was 789 538 499 and the number of votes 239 246 655.

No share repurchases during 2006

The Annual General Meeting (AGM) on 21 March 2006 authorised the Board of Directors to repurchase and dispose of not more than 17 700 000 A shares and not more than 60 100 000 R shares. The number of shares repurchased could not exceed 10% of the votes or the share capital. The authorisation is valid up to and including 29 March 2007.

There were no share repurchases during the year 2006.

The Board of Directors currently has no authorisations to issue shares, convertible bonds or bonds with warrants.

Listed on three stock exchanges

Stora Enso shares are listed on the Helsinki and Stockholm Stock Exchanges. R shares are also listed in ADR form on the New York Stock Exchange (NYSE). The shares are quoted in Helsinki in euros (EUR), in Stockholm in Swedish krona (SEK) and in New York in US dollars (USD).

Deutsche Bank Trust Company Americas acts as depositary bank for the Stora Enso ADR programme. The exchange rate between Stora Enso ADRs and R shares is 1:1, i.e. one ADR represents one Stora Enso R share and the ADR ticker is SEO.

Share price performance and volumes

Helsinki

The Stora Enso R (STERV) share price rose during 2006 by 5% (2% in 2005). During the same period, the OMX Helsinki Index rose by 18%, the OMX Helsinki Benchmark Index rose by 25% and the OMX Helsinki Materials Index rose by 25%. The annual high was EUR 13.58 and the annual low EUR 10.01.

Stockholm

The Stora Enso R (STE R) share price rose during 2006 by 0.5% (6% in 2005). During the same period, the OMX Stockholm 30 Index rose by 20% and the OMX Stockholm Materials Index by 42%. The annual high was SEK 127.50 and the annual low SEK 92.50.

New York

The Stora Enso ADR (SEO) share price rose during 2006 on the NYSE by 17% (a decrease of 11% in 2005). During the same period, the Standard & Poor's Paper index rose by 3%. The annual high was USD 16.40 and the annual low USD 12.60.

Volumes

The volume-weighted average price of the R share over the year was EUR 11.89 in Helsinki (EUR 10.98 in 2005), SEK 110.70 in Stockholm (SEK 102.27 in 2005), and USD 14.79 in New York (USD 13.69 in 2005).

The cumulative trading volume of the R share in Helsinki was 1 165 656 577 shares (81% of total), in Stockholm 245 893 695 shares (17% of total) and in New York 24 416 600 shares (2% of total). Total market capitalisation on the Helsinki Stock Exchange at year-end was EUR 9.5 billion.

Some 68 500 registered shareholders

At the end of 2006 the Company had approximately 68 500 registered shareholders, of which about 42 000 are Swedish shareholders and about 2 500 ADR holders. Each nominee register is entered in the share register as one shareholder. Approximately 580 million (73%) of the Company's shares were registered in the name of a nominee.

Monthly share price performance and volumes on Helsinki Stock Exchange (2000–2006)


Stora Enso A
Number of shares, million
Share price, EUR
9
8
7
6
5
4
3
2
1
0
18
16
14
12
10
8
6
4
2
0
00
01
02
03
04
05
06
07


Stora Enso R
Number of shares, million
Share price, EUR
9
8
7
6
5
4
3
2
1
0
18
16
14
12
10
8
6
4
2
0
00
01
02
03
04
05
06
07

● Volume

— Monthly average share price

The free float of shares excluding shareholders with holdings of more than 5% of shares or votes is approximately 595 million shares, which is 75% of the total number of shares issued. The largest single shareholder in the Company is the Finnish State. However, since June 1998 the Finnish State has not been required to own Stora Enso shares.

Incentive programmes

Share based programmes

In 2005 Stora Enso extended the two share-based programmes introduced in 2004 to cover all participants in long-term incentive plans. The programmes were continued in 2006. The programmes are synthetic share awards under which designated employees may receive shares already issued (not new shares).

Option/synthetic option programmes

Stora Enso has seven option/synthetic option outstanding programmes for key personnel. Options/synthetic options were issued in each year from 1999 to 2006. Depending on local circumstances, holders may receive either cash compensation or an option to purchase shares already issued (not new shares).

Stora Enso North America option programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers' share option plans into Stora Enso share option plans. The options entitle the holder to either cash compensation or an option to subscribe for shares already issued (not new shares).

Major shareholders in Stora Enso on 31 December 2006

By voting power		% of shares	% of votes
1	Finnish State	11.9	24.7
2	Knut and Alice Wallenberg Foundation	7.2	24.2
3	Social Insurance Institution of Finland	3.4	10.0
4	Varma Mutual Pension Insurance Company	1.5	4.96
5	Marianne and Marcus Wallenberg Foundation	0.6	2.0
6	Ilmarinen Mutual Pension Insurance Company	1.0	1.6
7	MP-Bolagen i Vetlanda AB (Werner von Seydlitz)	0.4	1.4
8	Sampo Life Insurance Company Limited	0.6	1.3
9	Erik Johan Ljungberg's Education Fund	0.8	1.0
10	Bergslaget's Healthcare Foundation	0.3	0.3
	Total	**28.2**	**72.2**
	Nominee registered shares	73.4	52.5

The list has been compiled by the Company on the basis of shareholder information obtained from the Finnish Central Securities Depository (APK), the Swedish Securities Register Centre (VPC), and a database managed by Deutsche Bank Trust Company Americas.

At the end of 2006 Stora Enso had 178 103 117 A shares and 611 435 382 R shares in issue, of which the Company held no A shares and 952 627 R shares with a nominal value of EUR 41.6 million. The holding represents 0.12% of the Company's share capital and 0.04% of voting rights.

Ownership distribution, 31 December 2006 (by number of shares held)



- Finnish institutions 12.3%
- Finnish State 12.3%
- Finnish private shareholders 1.8%
- Swedish institutions 15.4%
- Swedish private shareholders 3.5%
- ADR holders 13.7%
- Under nominee names (non-Finnish/ non-Swedish shareholders) 40.9%

Changes in share capital 2004–2006	No. of A shares issued	No. of R shares issued	Total no. of shares	Share capital (EUR million)
Stora Enso Oyj, 1 Jan 2004	**181 211 080**	**683 051 419**	**864 262 499**	**1 469.3**
Warrants exercised and registered	–	789 000	789 000	–
Cancellation of repurchased shares	–8 100	–27 800 000	–27 808 100	–47.3
Conversion of A shares into R shares	–2 154 457	2 154 457	–	–
Stora Enso Oyj, 31 Dec 2004	**179 048 523**	**658 194 876**	**837 243 399**	**1 423.3**
Cancellation of repurchased shares	–16 300	–24 250 000	–24 266 300	–41.3
Conversion of A shares into R shares	–872 445	872 445	–	–
Stora Enso Oyj, 31 Dec 2005	**178 159 778**	**634 817 321**	**812 977 099**	**1 382.1**
Cancellation of repurchased shares	–38 600	–23 400 000	–23 438 600	–39.9
Conversion of A shares into R shares	–18 061	18 061	–	–
Stora Enso Oyj, 31 Dec 2006	**178 103 117**	**611 435 382**	**789 538 499**	**1 342.2**

Option programmes

Option programme	Type	Year of issue	Number of staff	Strike price	Number of options issued	Number of options outstanding	Exercise period
2006	Synthetic	2006	750	EUR 12.46	2 161 000	2 155 125	1 Mar 2009–28 Feb 2013
2005	Synthetic	2005	1 000	EUR 12.20	3 075 125	2 978 750	1 Mar 2008–28 Feb 2012
2004	Synthetic	2004	1 000	EUR 11.15	4 682 800	4 518 800	1 Mar 2007–28 Feb 2011
2003	Synthetic	2003	1 000	EUR 10.00	6 069 150	4 549 900	8 Feb 2006–7 Feb 2010
2002	Synthetic	2002	1 000	EUR 16.50	5 902 000	5 494 500	8 Feb 2005–7 Feb 2009
2001	Synthetic	2001	500	EUR 11.70	4 215 000	3 429 500	1 Apr 2004–31 Mar 2008
2000	Synthetic	2000	200	EUR 12.25	2 797 500	2 253 500	1 Apr 2003–31 Mar 2007
1999	Synthetic	1999	200	EUR 11.75	2 790 650	–	15 Jul 2002–15 Jul 2006
North America	Stock options	2000	839	USD 6.97 (EUR 5.91)	5 680 000	557 884	11 Sep 2000–4 Feb 2010

Key share ratios 1997–2006 (for calculations see Financials 2006 report, page 113)

According to Helsinki Stock Exchange	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Earnings/share, EUR*	0.53	0.24	0.98	1.77	1.02	–0.27	0.16	0.91	–0.14	0.74
diluted, EUR*	0.53	0.24	0.98	1.76	1.02	–0.27	0.17	0.91	–0.14	0.74
excl. non-recurring items, EUR*	0.58	0.59	0.89	1.32	0.93	0.55	0.24	0.25	0.28	0.55
Cash earnings/share, EUR*	1.63	1.79	2.18	3.16	2.42	2.50	1.57	2.04	1.65	2.34
diluted, EUR*	1.63	1.79	2.18	3.13	2.42	2.50	1.57	2.04	1.65	2.34
excl. non-recurring items, EUR*	1.65	1.80	2.09	2.61	2.33	1.97	1.63	1.67	1.70	1.94
Equity/share, EUR*	7.28	6.94	7.84	9.41	9.90	9.22	9.49	9.29	9.16	9.89
Dividend/share, EUR*	0.33	0.35	0.40	0.45	0.45	0.45	0.45	0.45	0.45	0.45**
Payout ratio, excl. non-recurring items, %*	57	59	45	34	48	82	180	180	161	82
Dividend yield, %*										
A share	4.6	4.6	2.3	3.5	3.2	4.5	4.1	3.9	3.9	3.7
R share	4.6	4.6	2.3	3.6	3.1	4.5	4.2	4.0	3.9	3.8
Price/earnings ratio (P/E)*										
A share	12.3	12.8	19.8	9.7	15.1	17.7	44.0	46.2	40.9	22.4
R share	12.2	13.0	19.4	9.5	15.3	17.6	42.7	45.1	40.9	21.8
Average share prices for the period, EUR***										
A share	7.75	9.14	11.21	12.01	12.24	11.24	10.63	11.11	11.05	12.10
R share	7.97	8.35	11.84	11.27	12.57	12.86	10.23	10.89	10.98	11.89
Total market capitalisation at year-end, EUR million***	2 214	5 801	13 209	11 733	13 006	9 052	9 288	9 486	9 304	9 528
Average number of shares (thousands)										
basic*	759 574	759 574	759 580	812 040	901 506	889 606	851 128	829 935	798 687	788 578
diluted*	759 691	759 822	760 628	813 488	902 296	889 956	851 326	830 456	799 218	788 863

* Proforma STORA and Enso figures for years 1997–1998 ** Board of Directors' proposal to the AGM *** Figures based on market information are calculated from Enso Oyj's figures before 29 December 1998.

Earnings and dividend per share

EUR



0.6
0.5
0.4
0.3
0.2
0.1
0
2002
2003
2004
2005
2006*

● Earnings per share, excl. non-recurring items
○ Dividend per share
* Board´s dividend proposal

Capital structure

EUR million



14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2002
2003
2004
2005
2006

● Interest-bearing net liabilities
○ Equity
● Minority interests

Equity per share

EUR



10
9
8
7
6
5
4
3
2
1
0
2002
2003
2004
2005
2006

Distributed dividend

EUR million



500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

Trading codes, lots and currencies

	Helsinki	Stockholm	New York
A share	STEAV	STE A	–
R share	STERV	STE R	–
ADRs	–	–	SEO
Segment	Large Cap	Large Cap	–
Industry	Materials	Materials	Basic Materials
Lot	–	200	–
Currency	EUR	SEK	USD
ISIN, A share	FI0009005953	FI0009007603	–
ISIN, R share	FI0009005961	FI0009007611	–

German stock market quotations (Freiverkehr)

	Symbol	CUSIP number	Place of listing
A share	ENUA	870 734	Berlin, Munich
R share	ENUR	871 004	Berlin, Frankfurt, Stuttgart, Munich

Reuters	STERV.HE
Bloomberg	STERV FH EQUITY

Read more about Shares and Shareholders on pages 2–10 of the Financials 2006 report or the Company's website **www.storaenso.com/investors**

Debt Investors

Funding strategy

Stora Enso's funding strategy is based on the Group's financial targets. Stora Enso should have access to sufficient competitively priced funding at any time to be able to pursue its strategy and achieve its financial targets.

In order to achieve this, the emphasis is on capital markets funding. Stora Enso strives to build confidence and a track record with fixed-income investors by being informative and transparent.

The debt structure of Stora Enso is focused on capital markets, whereas banks are utilised primarily to provide back-up facilities. To manage currency translation exposures, funding is obtained in the currencies of the Group's investments and assets (primarily USD, EUR and SEK). Commercial paper markets are used for short-term funding and liquidity management.

Rating strategy

Stora Enso considers the maintenance of two investment grade ratings an important target. The present rating and outlook from Moody's, Standard & Poor's (S&P) and Fitch are shown below.

Stora Enso's goal is to ensure that rating agencies continue to be well informed with Stora Enso's strategy and performance. The company's strategy is to maintain liquidity well in line with the comfort level of the agencies. Review meetings are arranged with Stora Enso management annually, and regular contact is kept with rating analysts.

Read more about debt and loans in the Financials 2006 report or on the Company's website **www.storaenso.com/debt**

Rating agency	Long/short-term rating	Valid from
Standard & Poor's	BBB (stable) / A2	23 Feb 2006
Moody's	Baa3 (stable) / P3	16 Nov 2006
Fitch	BBB- (stable) / F3	27 Sep 2006 (unsolicited)

Debt structure as at 31 December 2006

	EUR Eurobond	USD Global bond	SEK Medium-Term Note
Public issues	EUR 375 million 2007	USD 469 million 2011	SEK 2.0 billion 2008
	EUR 500 million 2010	USD 508 million 2016	SEK 4.6 billion 2009
	EUR 518 million 2014	USD 300 million 2036	
	EUR 50 million 2018		
Private placements	EUR 142 million	USD 476 million	SEK 740 million

Back-up facility	EUR 1.75 billion syndicated multi-currency revolving credit facility 2010

Stora Enso's activities in capital markets during 2006

Stora Enso's Investor Relations activities cover equity and fixed-income markets to ensure full and fair valuation of the Company's shares, continual access to funding sources and stable bond pricing. Investors and analysts in Europe, North America and parts of Asia are met on a regular basis.

In 2006 the Investor Relations team conducted more than 300 individual and group meetings with professional equity investors, whilst maintaining regular contact with equity research analysts at investment banks and brokerage firms. There were also around 125 meetings with fixed-income analysts and investors. In addition, site visits were arranged for members of the investment community. During the year, IR and senior management also gave presentations at various equity and fixed-income investor conferences in Scandinavia, the UK and North America.

One of the main IR events of the year is the Annual Investor Day, this year hosted at Kvarnsveden Mill in Sweden. Thirty-five representatives of equity and fixed-income markets, including analysts, fund managers and institutional shareholders, attended the event in November. The newly inaugurated paper machine 12 was showcased and investors gained an insight into Stora Enso's Publication Paper business, as members of the Publication Papers Management Team gave presentations on trends and the strategy within the division. The Group's energy profile was also discussed in detail.

Consolidated Income Statement

EUR million	Year Ended 31 December 2004	2005	2006
Sales	**12 395.8**	**13 187.5**	**14 593.9**
Other operating income	180.7	80.1	364.9
Changes in inventories of finished goods and work in progress	39.0	71.7	2.5
Change in net value of biological assets	7.1	-6.7	-2.2
Materials and services	-6 607.6	-7 297.3	-8 111.8
Freight and sales commissions	-1 367.8	-1 493.0	-1 751.4
Personnel expenses	-1 907.9	-2 182.5	-2 225.5
Other operating expenses	-831.8	-991.9	-988.9
Depreciation, amortisation and impairment charges	-1 172.0	-1 427.7	-1 257.7
Operating Profit / (Loss)	**735.5**	**-59.8**	**623.8**
Share of results in associated companies	38.9	67.2	87.4
Financial income	149.9	213.0	253.6
Financial expense	-255.9	-364.6	-333.0
Profit / (Loss) before Tax	**668.4**	**-144.2**	**631.8**
Income tax	97.6	36.8	-42.6
Net Profit / (Loss) for the Year	**766.0**	**-107.4**	**589.2**
Attributable to:			
Equity holders of the Parent Company	757.9	-111.1	585.0
Minority Interests	8.1	3.7	4.2
Net Profit / (Loss) for the Year	**766.0**	**-107.4**	**589.2**
Earnings per Share			
Basic earnings / (loss) per share, EUR	0.91	-0.14	0.74
Diluted earnings / (loss) per share, EUR	0.91	-0.14	0.74

Consolidated Statement of Recognised Income & Expense

EUR million	Year Ended 31 December 2004	2005	2006
Defined benefit plan actuarial gains / (losses)	-174.9	-60.2	135.1
Tax on actuarial movements	45.8	27.0	-46.6
Net fair value movements in Available-for-Sale assets	2.5	352.5	251.6
Currency hedges	10.5	-25.7	20.3
Commodity hedges	-47.6	105.6	-65.6
Associate hedges	-19.0	1.7	11.1
Tax on Other Comprehensive Income Movements (OCI)	6.6	-33.7	50.2
Currency translation movements on equity net investments (CTA)	-67.4	240.6	-86.4
Equity net investment hedges	78.3	-201.4	118.0
Tax on equity hedges	-21.0	52.4	-30.7
Net income & Expense Recognised directly in Equity	**-186.2**	**458.8**	**357.0**
Net Profit / (Loss) for the Year	*766.0*	*-107.4*	*589.2*
Total Recognised Income & Expense for the Year	**579.8**	**351.4**	**946.2**
Attributable to:			
Equity holders of the Parent Company	571.7	347.7	942.0
Minority Interests	8.1	3.7	4.2
Total Recognised Income & Expense for the Year	**579.8**	**351.4**	**946.2**

This is a financial summary, for the full financial information, see the separate Financial 2006 report or www.storaenso.com/investors

Consolidated Balance Sheet

EUR million		As at 31 December 2004	2005	2006
Assets				
Fixed Assets and Non-current Investments				
Goodwill	O	787.9	961.8	906.8
Other intangible fixed assets	O	108.1	194.1	170.4
Property, plant and equipment	O	9 754.8	9 936.8	9 153.6
		10 650.8	**11 092.7**	**10 230.8**
Biological assets	O	64.6	76.8	111.5
Emission rights	O	-	43.7	98.1
Investment in associated companies	A	568.1	719.9	805.2
Available-for-Sale: Listed securities	I	220.1	211.6	41.2
Available-for-Sale: Unlisted shares	O	132.8	403.6	794.3
Non-current loan receivables	I	233.1	127.6	149.2
Deferred tax assets	T	11.4	72.2	53.5
Other non-current assets	O	40.2	28.3	61.1
		11 921.1	**12 776.4**	**12 344.9**
Current Assets				
Inventories	O	1 771.3	2 150.5	2 019.5
Tax receivables	T	160.9	108.5	124.8
Short-term operative receivables	O	1 865.3	2 157.9	2 127.9
Interest-bearing receivables	I	248.7	309.2	214.2
Cash and cash equivalents	I	274.3	351.4	609.0
		4 320.5	**5 077.5**	**5 095.4**
Total Assets		**16 241.6**	**17 853.9**	**17 440.3**
Equity and Liabilities				
Equity Attributable to Parent Company Shareholders				
Share capital		1 423.3	1 382.1	1 342.2
Share premium		770.3	545.9	528.0
Reserve fund		238.9	238.9	238.9
Treasury shares		-180.8	-259.9	-10.5
Other comprehensive income		67.6	468.0	735.6
Cumulative translation adjustment		-218.9	-127.1	-132.0
Retained earnings		4 767.1	5 083.3	4 512.4
Net profit for the period		757.9	-111.1	585.0
		7 625.4	**7 220.1**	**7 799.6**
Minority Interests		136.1	93.6	103.5
Total Equity		**7 761.5**	**7 313.7**	**7 903.1**
Non-current Liabilities				
Post-employment benefit provisions	O	1 076.8	888.3	763.1
Other provisions	O	60.9	142.6	308.3
Deferred tax liabilities	T	1 116.2	866.0	793.0
Non-current debt	I	3 328.1	4 353.9	4 081.0
Other non-current operative liabilities	O	174.0	204.7	193.7
		5 756.0	**6 455.5**	**6 139.1**
Current Liabilities				
Current portion of non-current debt	I	102.1	385.0	630.2
Interest-bearing liabilities	I	470.8	1 143.1	236.9
Bank overdrafts	I	126.6	201.9	299.4
Current operative liabilities	O	1 673.1	1 975.4	1 972.9
Tax liabilities	T	351.5	379.3	258.7
		2 724.1	**4 084.7**	**3 398.1**
Total Equity and Liabilities		**16 241.6**	**17 853.9**	**17 440.3**

Items designated "O" comprise Operative Capital
Items designated "I" comprise Interest-bearing Net Liabilities
Items designated "T" comprise Net Tax Liabilities
Items designated "A" comprise Associated Companies

Consolidated Cash Flow Statement

EUR million	Year Ended 31 December 2004	2005	2006
Cash Flow from Operating Activities			
Net profit / (loss) for the period	766.0	-107.4	589.2
Cash Flow from the Statement of Recognised Income & Expense			
Currency derivates	10.7	-26.1	21.7
Commodity hedges	-48.5	107.2	-70.2
Net investment equity hedges	89.4	-56.0	-10.7
Reversal of non-cash items:			
Taxes	-97.6	-36.8	42.6
Depreciation, amortisation and impairment charges	1 172.0	1 427.7	1 257.7
Change in value of biological assets	-7.1	6.7	2.2
Change in fair value of options	-	9.7	17.0
Share of results of associated companies	-38.9	-67.2	-87.3
Profits and losses on sale of fixed assets and investments	-125.8	5.0	-207.0
Net financial income	106.0	151.6	79.4
Associates company dividends received	7.5	11.6	5.6
Interest received	15.6	29.0	23.4
Interest paid, net of amounts capitalised	-182.3	-166.2	-244.3
Dividends received	17.1	4.5	1.3
Other financial items, net	17.3	3.6	-37.6
Income taxes paid	-114.2	-209.0	-215.4
Change in net working capital, net of businesses acquired or sold	-92.4	-400.6	289.0
Net Cash Provided by Operating Activities	**1 494.8**	**687.3**	**1 456.6**
Cash Flow from Investing Activities			
Acquisition of subsidiary shares	-176.4	-323.9	-329.8
Acquisition of shares in associated companies	-250.4	-55.7	-19.4
Acquisition of available-for-sale investments	-13.2	-8.6	-5.2
Capital expenditure	-975.1	-1 129.6	-559.1
Investment in biological assets	-4.5	-15.7	-24.3
Proceeds from disposal of subsidiary shares	197.9	1.6	466.5
Proceeds from disposal of shares in associated companies	-	-	0.3
Proceeds from disposal of available-for-sale investments	32.8	97.4	209.1
Proceeds from sale of fixed assets	36.4	14.5	30.0
Proceeds from (payment of) non-current receivables, net	-182.5	98.3	-21.3
Net Cash Used in Investing Activities	**-1 335.0**	**-1 321.7**	**-253.2**
Cash Flow from Financing Activities			
Proceeds from (payment of) non-current liabilities, net	1 261.2	671.3	-11.6
Proceeds from (payment of) current borrowings, net	-814.0	652.6	-632.7
Dividends paid	-375.7	-365.3	-354.9
Minority dividends less equity injections	-1.9	-0.2	6.6
Options exercised	1.6	-	-2.0
Repurchase of own shares	-198.6	-344.7	0.3
Net Cash Used in Financing Activities	**-127.4**	**613.7**	**-994.3**
Net Increase (Decrease) in Cash and Cash Equivalents	**32.4**	-20.7	209.1
Cash and bank in acquired companies	45.9	10.2	1.6
Cash and bank in divested companies	-29.5	-	-20.2
Translation adjustment	-3.2	12.3	-30.4
Cash and cash equivalents at beginning of year	102.1	147.7	149.5
Net Cash and Cash Equivalents at Year End	**147.7**	**149.5**	**309.6**
Cash and Cash Equivalents at Year End	**274.3**	**351.4**	**609.0**
Bank Overdrafts at Year End	**-126.6**	**-201.9**	**-299.4**
	147.7	**149.5**	**309.6**

Consolidated Cash Flow Statement

Supplemental Cash Flow Information

EUR million		Year Ended 31 December 2004	2005	2006
Change in Net Working Capital consists of:				
Change in inventories		-106.8	-254.7	94.3
Change in interest-free receivables:	Current	-175.7	-51.4	-0.2
	Non-current	-50.5	-3.4	-36.6
Change in interest-free liabilities:	Current	-289.1	-7.1	35.7
	Non-current	47.6	-12.9	105.9
Proceeds from (payment of) short-term interest-bearing receivables		482.1	-71.1	89.9
		-92.4	-400.6	289.0
Acquisition of Group Companies				
Cash Flow on Acquisitions				
Purchase consideration on acquisitions		176.4	323.9	329.8
Cash and cash equivalents in acquired companies		-45.9	-10.3	-1.6
		130.5	313.6	328.2
Non-cash Transaction				
Associate shares held		3.9	5.0	-
Total Acquisition Value		134.4	318.6	328.2
Acquired Net Assets				
Operating working capital		44.0	171.4	47.3
Operating fixed assets		190.2	388.3	283.1
Interest-bearing assets less cash and cash equivalents		0.7	-	-
Tax liabilities		-19.2	-59.8	1.2
Interest-bearing liabilities		-11.4	-274.6	-4.5
Minority interests		-69.9	93.3	1.1
Total Net Assets Acquired		134.4	318.6	328.2
Disposal of Group Companies				
Cash Flow on Disposals				
Cash flow on disposal		197.9	1.6	466.5
Cash and cash equivalents in divested companies		-29.5	-	-20.2
		168.4	1.6	446.3
Net Assets Sold				
Operating working capital		62.2	-	59.5
Operating fixed assets		94.1	-	172.4
Biological assets		1 541.2	-	45.5
Interest-bearing assets less cash and cash equivalents		23.1	1.6	1.2
Tax liabilities		-222.9	-	-18.0
Interest-bearing liabilities		-1 518.8	-	-12.0
Minority interests		-	-	-0.2
Gain on sale		113.0	-	197.9
		91.9	1.6	446.3
Provision for unrealised gain		76.5	-	-
Total Net Assets Sold		168.4	1.6	446.3

Key Figures 1997–2006

EUR million	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Sales	9 998	10 490	10 636	13 017	13 509	12 783	12 172	12 396	13 188	14 594
% change on previous year	5.1	4.9	1.4	22.4	3.8	-5.4	-4.8	1.8	6.4	10.7
Wages and salaries	1 737	1 805	1 738	2 023	2 246	2 308	2 298	*1 908	2 183	2 226
% of sales	17.4	17.2	16.3	15.4	16.6	18.1	18.9	15.4	16.6	15.3
EBITDA	1 747	1 877	2 328	3 472	2 743	2 288	1 672	1 907	1 368	1 882
Depreciation	806	1 111	849	1 041	1 116	1 397	1 084	1 082	1 420	1 249
Goodwill amortisation and impairments	48	65	62	88	152	1 069	116	90	8	9
Operating profit	893	701	1 416	2 344	1 475	-178	471	735	-60	624
% of sales	8.9	6.7	13.3	18.0	10.9	-1.4	3.9	5.9	-0.5	4.3
Non-recurring items	-52	-471	103	445	-8	-1 078	-54	399	-417	-134
Operating profit excl. non-recurring items	945	1 172	1 314	1 899	1 483	900	526	336	357	758
% of sales	9.5	11.2	12.4	14.6	11.0	7.0	4.3	2.7	2.7	5.2
Share of profits in associated companies	17	10	10	21	80	15	-23	39	67	87
Net financial expense	280	380	267	293	344	206	238	106	152	79
% of sales	2.8	3.6	2.5	2.3	2.5	1.6	2.0	0.9	1.1	0.5
Profit after net financial items	630	331	1 160	2 071	1 211	-369	211	668	-144	632
% of sales	6.3	3.2	10.9	15.9	9.0	-2.9	1.7	5.4	-1.1	4.3
Profit after net financial items excl. non-recurring items	682	802	1 057	1 626	1 219	709	319	269	273	602
% of sales	6.8	7.6	9.9	12.5	9.0	5.5	2.6	2.2	2.1	4.1
Taxes	-204	-146	-397	-642	-296	129	-67	98	37	-43
Net Profit (attributable to Company shareholders)	405	185	758	1 415	918	-241	138	758	-111	585
Dividend	254	268	304	407	404	392	388	376	365	355
Capital expenditure	1 134	896	740	769	857	878	1 248	980	1 145	583
% of sales	11.3	8.5	7.0	5.9	6.3	6.9	10.3	7.9	8.7	4.0
R&D expenditure	79	80	84	95	92	92	89	82	88	79
% of sales	0.8	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.5
Operating capital	13 057	12 520	12 489	16 402	16 231	13 079	13 527	11 540	12 743	12 205
Capital employed	11 557	11 023	10 851	13 793	13 948	11 105	11 598	10 245	11 678	11 332
Interest-bearing net liabilities	6 090	5 783	5 524	5 396	5 127	3 267	3 919	3 051	5 084	4 234
ROCE, %	8.0	6.2	12.9	19.0	10.6	-1.4	4.0	6.7	-0.5	5.4
ROCE excluding non-recurring items, %	8.5	10.4	12.0	15.4	10.6	7.2	4.5	3.1	3.3	6.6
Return on equity (ROE), %	7.5	3.3	12.8	19.7	10.4	-2.8	1.7	9.7	-1.4	7.7
Equity ratio, %	37.2	36.0	38.4	40.6	43.8	44.3	44.7	47.8	41.0	45.3
Debt/Equity ratio	1.05	1.04	0.9	0.63	0.58	**0.37	0.49	0.40	0.70	0.54
Average number of employees	40 301	40 987	40 226	41 785	44 275	43 853	44 264	43 779	46 166	45 631

* Including income relating to the change in the Finnish disability pension scheme

** Adjusted with the initial valuation of IAS 41, Agriculture

Auditor's Report

To the shareholders of Stora Enso Oyj
We have audited the accounting records, the report of the Board of Directors, the financial statements and the administration of Stora Enso Oyj for the period 1.1. – 31.12.2006. The Board of Directors and the Managing Director have prepared the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, as well as the report of the Board of Directors and the parent company's financial statements, prepared in accordance with prevailing regulations in Finland, containing the parent company's balance sheet, income statement, cash flow statement and notes to the financial statements. Based on our audit, we express an opinion on the consolidated financial statements, as well as on the report of the Board of Directors, the parent company's financial statements and the administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the report of the Board of Directors and the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the report of the Board of Directors and in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration is to examine whether the members of the Board of Directors and the Managing Director of the parent company have complied with the rules of the Companies' Act.

Consolidated financial *statements*
In our opinion the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, give a true and fair view, as defined in those standards and in the Finnish Accounting Act, of the consolidated results of operations as well as of the financial position.

Parent company's financial statements, report of the Board of Directors and administration
In our opinion the parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The parent company's financial statements give a true and fair view of the parent company's result of operations and of the financial position.

In our opinion the report of the Board of Directors has been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The report of the Board of Directors is consistent with the consolidated financial statements and the parent company's financial statements and gives a true and fair view, as defined in the Finnish Accounting Act, of the result of operations and of the financial position.

The consolidated financial statements and the parent company's financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the disposal of distributable funds is in compliance with the Companies' Act.

Helsinki, 6 March 2007

PricewaterhouseCoopers Oy
Authorized Public Accountants

Eero Suomela
APA

* This audit report refers to the full consolidated financial statements printed in a separate document, Financials 2006.

Major structural changes


Schneidersöhne Group acquisition
Start-up of Veracel Pulp Mill (joint venture)
Scaldia Papier acquisition
Papeteries de France acquisition
Stora Enso merger
Consolidated Papers acquisition
Sylvester acquisition
Intercell acquisition
Arapoti acquisition
1998
1999
2000
2001
2002
2003
2004
2005
2006
Sale of Tervakoski Mill
Sale of Dalum Mill
Sale of power assets outside mills
Gruvön Mill -> Billerud
Divestment of Finnish forest holdings
Divestment of Swedish forest holdings
Divestment of Finnantara plantation
Sale of Wolfsheck Mill
Sale of Celbi Pulp Mill
Sale of Pankakoski Mill
Closure of Hammarby Mill
Sale of Linghed Sawmill
Sale of Grycksbo Mill
Closure of Stevens Point PM 31
Closure of Corbehem PM 3 & PM 4
Closure of Varkaus PM 1

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates..

Information for shareholders

Annual General Meeting (AGM)

Stora Enso Oyj's AGM will be held at 16.00 (Finnish time) on Thursday 29 March 2007 at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

Nominee-registered shareholders wishing to attend and vote at the AGM must be temporarily registered in the Company's share register on the record date, 19 March 2007. Instructions for submitting notice of attendance will be given in the invitation to the AGM, which can be consulted on the Company's website at www.storaenso.com/investors.

Payment of dividend

The Board of Directors will propose to the AGM that a dividend of EUR 0.45 per share be paid for the fiscal year ending 31 December 2006.

Dividends payable on VPC-registered shares will be forwarded by VPC and paid in Swedish krona. Dividends payable to ADR holders will be forwarded by Deutsche Bank Trust Company Americas (DBTCA) and paid in US dollars.

Publication dates for 2007

7 February	Financial results for 2006
14 March	Annual Report 2006
26 April	Interim review for January–March
April	Annual Report on Form 20-F
26 July	Interim review for January–June
25 October	Interim review for January–September

Distribution of financial information

Stora Enso's **Annual Report**, comprising three separate reports (Company, Sus tainability and Financials), is published in English, Finnish, German and Swedish.

The Company and Sustainability Reports are distributed to shareholders in Finland and Sweden who have requested a copy, and to all registered ADR holders. The Financials Report can be ordered at www.storaenso.com/order or from any corporate office. The Annual Report is also downloadable as a PDF file from the Company's website.

The Annual Report on Form 20-F can be downloaded as a PDF file from the Company's website and from the website of the US Securities and Exchange Commission (www.sec.gov).

Printed **interim reviews** (in English, Finnish and Swedish) are distributed to shareholders in Finland and Sweden who have requested a copy. ADR holders in North America can request printed copies from DBTCA. Interim reviews are published in English, Finnish, German and Swedish on the Company's website, from where they can be downloaded as PDF files.

E-mail alerts for stock exchange releases, calendar reminders and new financial information notifications can be ordered at www.storaenso.com/email. The same address can be used for unsubscribing to e-mail alerts. On unsubscribing, you will be deleted from all the e-mail alert lists to which you subscribed. If your e-mail address has changed, please unsubscribe using your old e-mail address, and then subscribe again using your new e-mail address.

Mailing lists for financial information

Please notify any change of address or request for addition to or removal from mailing lists as follows:

Finnish shareholders: by e-mail corporate.communications@storaenso.com, by mail Stora Enso Oyj, Financial Communications, P.O. Box 309, FI-00101 Helsinki or by tel. +358 2046 131.

Swedish shareholders: by e-mail storaenso@strd.se, by fax +46 8 449 88 10 or by mail Stora Enso, SE-120 88 Stockholm.

Registered ADR holders should contact DBTCA. Beneficial owners of Stora Enso ADRs should contact their broker.

Other stakeholders: see details for Finnish shareholders.

Information for holders of American Depositary Receipts (ADRs)

The Stora Enso dividend reinvestment and direct purchase plan is administered by Deutsche Bank Trust Company Americas (DBTCA). The plan makes it easier for existing ADR holders and first-time purchasers of Stora Enso ADRs to increase their investment by reinvesting cash dividends or by making additional cash investments. The plan is intended for US residents only. Further information on the Stora Enso ADR programme is available at www.adr.db.com.

Contact information for Stora Enso ADR holders

Deutsche Bank Trust Company Americas
c/o Mellon Investor Services
480 Washington Boulevard,
Jersey City NJ 07310, USA
Toll-Free (within the USA only):
+1 800 249 1707

Filings to SEC through EDGAR

EDGAR (Electronic Data Gathering and Retrieval system) filings are mandatory for non-US companies listed on the New York Stock Exchange. Stora Enso's filed stock exchange releases and interim reviews may be viewed at SEC's website www.sec.gov and at www.storaenso.com/investors.



Russia

Russia is a fast-growing market for many of Stora Enso's products. Stora Enso is currently upgrading and expanding its Nebolchi and Impilahti sawmills in Russia to enhance the competitiveness of sawmilling operations and wood procurement. Stora Enso's strategy in Russia is to have a strong and active presence in wood procurement. The demand for high-quality packaging continues to be strong in Russia. Stora Enso is building its third corrugated packaging plant at Lukhovitsy, where production will start in 2008. The new plant will reinforce Stora Enso's aim of becoming the leading producer of corrugated board in European Russia.

Stora Enso also sources some of the raw material it uses at mills in Finland, Sweden and the Baltic countries from Russia. A joint pilot initiative involving seven supply chain partners, known as the Tikhvin-Chalna project, has helped improve the transparency of the wood supply chain in Russia.

t and accounts for some 72% of
ıction capacity and 86% of its
producer of paper and consumer
tral Europe are important areas
wood products and corrugated
nent. As rising input costs and
n challenges for the production
ed improving the competitiveness
continued development of its core

China

The Chinese market has significant growth potential. Stora Enso has established a joint venture company with Shangdong Huatai Paper, and the joint venture's paper machine is expected to start up in late 2007. Stora Enso has an existing fine paper machine in Suzhou, a core plant in Hangzhou, another core plant under construction in the city of Foshan and some 90 000 hectares of land use rights in Guangxi in Southern China. Stora Enso is continuing to work with UNDP China to improve the livelihood of the rural population and promote biodiversity in Southern Guangxi.

www.storaenso.com/mills

burg

re

rica
n

Spain
Barcelona
Madrid

Sweden
Falun
Fors
Stockholm

Switzerland
Zürich

Taiwan
Taipei Hsien

United Arab Emirates
Dubai

UK
Mendlesham
Nottingham
Orpington

USA
Atlanta, GA
Chicago, IL
Dallas, TX
Los Angeles, CA
New York, NY
Stamford, CT

MERCHANTS

Austria
Belgium
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Italy
Latvia
Lithuania
Netherlands
Norway
Poland
Slovakia
Sweden
Switzerland

www.storaenso.com/sales
www.papyrus.com

North America

North America is the world's largest market for paper and board. The region accounts for some 15% of Stora Enso's sales, 18% of its production capacity and 11% of the Group's personnel. It is also the world's largest single market for wood products. Stora Enso is among the largest European exporters of these products to North America. Local production and sales in the USA provide a natural hedge, reducing the Group's exposure to fluctuations in the value of the US dollar.

Stora Enso is the continent's leading producer of coated and super-calendered paper; and also manufactures cores and coreboard, as well as speciality paper for packaging and labelling consumer products.







South America

The highly competitive cost of pulpwood from fast-growing plantations makes South America a key growth area for Stora Enso. The Veracel Pulp Mill, a joint venture with Aracruz Celulose, produces eucalyptus pulp and has 76 000 hectares of eucalyptus plantations in Brazil. Stora Enso's share of the mill's output is used in producing multicoated fine paper at the Group's mills in China, Finland and Germany. The joint venture is exploring the possibility of building a second fibre line at the Veracel site. In addition, Stora Enso has purchased land for plantations in southern Brazil and Uruguay. Stora Enso became the sole producer of coated mechanical paper in Latin America in September 2006 through the acquisition of the Vinson companies from International Paper in Brazil. The acquired companies have been renamed Stora Enso Arapoti and include a paper mill, a sawmill and approximately 50 000 hectares of land.



Europe

Europe is Stora Enso's main marke
the Group's sales, 80% of its prod
personnel. Stora Enso is a leading
board in Europe. Eastern and Cen
for Stora Enso for manufacturing
packaging, and for wood procure
increased competition are the ma
in Europe, Stora Enso has prioriti
of its European platform through
assets in the region.

O Publication Paper O Fine Paper O Packaging Boards O Wood Products O Pulp in bales

SALES COMPANIES

Argentina
Buenos Aires

Australia
Brisbane
Melbourne
Sydney

Austria
Bad St. Leonhard
Brand
Vienna
Ybbs

Belgium
Diegem

Brazil
São Paulo

Canada
Montreal
Toronto

Chile
Santiago de Chile

China
Beijing
Guangzhou
Hong Kong
Shanghai

Czech Republic
Prague
Zdirec

Denmark
Kolding
Silkeborg
Taastrup

Estonia
Tallinn

Finland
Helsinki
Kerava
Vantaa

France
Bordeaux
Nanterre

Germany
Düsseldorf
Pfarrkirchen
Uetersen

Greece
Athens

Hungary
Budapest

India
New Delhi

Indonesia
Jakarta

Ireland
Dublin

Italy
Milan

Japan
Tokyo

Latvia
Riga

Lithuania
Alytus

Malaysia
Kuala Lumpur

Mexico
Mexico City

Netherlands
Amsterdam

Norway
Oslo

Poland
Warsaw

Portugal
Estoril
Matosinhos

Russia
Moscow
St. Peters

Singapo
Singapor

Slovakia
Bratislav

Slovenia
Koper

South Af
Cape Tow

Stora Enso Oyj
P.O. Box 309
FI-00101 Helsinki, Finland
Visiting address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Visiting address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 1046 46000
Fax +46 8 10 60 20

Stora Enso International Office
9 South Street
London W1K 2XA, UK
Tel. +44 20 7016 3100
Fax +44 20 7016 3200

www.storaenso.com
corporate.communications@storaenso.com

SEO
LISTED
NYSE

Graphic design: Incognito
Photos: Anu Akkanen, Stephen Hyde, Ilpo Musto,
Eglerson Allan Muller Cordeiro and Stora Enso image archive
Printing: Libris Oy
Cover stock: Ensogloss 240 g/m², Stora Enso, Imatra Mills
(ISO 14001-certified and EMAS-registered FIN-000009)
Text stock: LumiSilk 150 g/m², Stora Enso, Oulu Mill
(ISO 14001-certified and EMAS-registered FIN-000021)



Financials

Stora Enso's Annual Report 2006 comprises three separate booklets



- Letter to shareholders
- Strategy and actions in 2006
- Divisional presentations
- Board of Directors and management



- Financial statements and notes
- Report on operations
- Risk management
- Capital markets



- Sustainability governance, stakeholder engagement, targets and performance
- Sustainability in the value chain
  - raw materials and suppliers
  - the Group
  - markets

Printed copies of the report may be ordered through our website at www.storaenso.com/order or by contacting any of the corporate offices (see back cover).

PUBLICATION DATES FOR 2007

7 February	Financial results for 2006
14 March	Annual Report 2006
26 April	Interim Review for January – March
April	Annual Report on Form 20-F
26 July	Interim Review for January – June
25 October	Interim Review for January – September

AGM AND DIVIDEND CALENDAR FOR 2007

19 March	Record date for AGM
29 March	Annual General Meeting (AGM)
30 March	Ex-dividend date
3 April	Record date for dividend
17 April	Dividend payment effected

CONTACTS

Kari Vainio
Executive Vice President, Corporate Communications
Tel. +44 20 7016 3140
Fax +44 20 7016 3208
Stora Enso International Office
9 South Street, London W1K 2XA, UK
kari.vainio@storaenso.com

Keith B Russell
Senior Vice President, Investor Relations
Tel. +44 20 7016 3146
Fax +44 20 7016 3208
Stora Enso International Office
9 South Street, London W1K 2XA, UK
keith.russell@storaenso.com

Ulla Paajanen-Sainio
Vice President, Investor Relations and Financial Communications
Tel. +358 2046 21242
Fax +358 2046 21307
Stora Enso Oyj
P.O. Box 309, FI-00101 Helsinki, Finland
ulla.paajanen-sainio@storaenso.com

Contents

Sales by Segment 2006, %



- Publication Paper.... 31.0%
- Fine Paper............... 17.5%
- Merchants 13.1%
- Packaging Boards ... 22.7%
- Wood Products....... 10.8%
- Other........................ 4.9%

Operating Profit * by Segment 2006, %



- Publication Paper.... 33.2%
- Fine Paper............... 21.9%
- Merchants 4.3%
- Packaging Boards ... 42.7%
- Wood Products......... 7.8%
- Other....................... -9.9%

*) Excluding non-recurring items

Shares and Shareholders

Share Capital

In accordance with the Articles of Association, the minimum share capital of Stora Enso Oyj (hereafter "Company" or "Stora Enso") is EUR 850 million and the maximum EUR 3 400 million within which limits the share capital may be increased or decreased without amending the Articles of Association. The nominal value of the shares is EUR 1.70 per share. On 31 December 2006 the Company's fully paid-up share capital entered in the Finnish Trade Register was EUR 1 342.2 million.

Changes in Share Capital 1998–2006

	No. of A Shares Issued	No. of R Shares Issued	Total No. of Shares	Share Capital (FIM million)	Share Capital (EUR million)
Enso Oyj, 1 Jan 1998	116 729 125	194 361 705	311 090 830	3 110.9	-
Conversion of A shares into R shares, 7–11 Sep 1998	-1 357 954	1 357 954	-	-	-
Conversion of STORA A and B shares into Stora Enso Oyj A and R shares, 23 Dec 1998	128 023 484	320 465 375	448 488 859	1 374.0	-
Stora Enso Oyj, 31 Dec 1998	**243 394 655**	**516 185 034**	**759 579 689**	**7 595.8**	-
Conversion of A shares into R shares, 6–24 Sep 1999	-34 443 467	34 443 467	-	-	-
Warrants exercised and registered during the year	-	30 000	30 000	-	-
Stora Enso Oyj, 31 Dec 1999	**208 951 188**	**550 658 501**	**759 609 689**	**7 596.1**	-
Warrants exercised and registered during the year	-	246 000	246 000	-	-
Conversion of share capital into euro denomination, 4 May 2000	-	-	-	-	1 291.8
Share issue (Consolidated Papers, Inc.), new R shares in ADR form, 11 Sep 2000	-	167 367 577	167 367 577	-	284.5
Conversion of A shares into R shares, 16–27 Oct 2000	-14 454 732	14 454 732	-	-	-
Stora Enso Oyj, 31 Dec 2000	**194 496 456**	**732 726 810**	**927 223 266**	-	**1 576.3**
Warrants exercised and registered during the year	-	2 700 733	2 700 733	-	-
Cancellation of repurchased shares, 9 Apr 2001	-910 600	-22 260 100	-23 170 700	-	-39.4
Conversion of A shares into R shares, 17–28 Sep 2001	-9 312 271	9 312 271	-	-	-
Stora Enso Oyj, 31 Dec 2001	**184 273 585**	**722 479 714**	**906 753 299**	-	**1 541.5**
Warrants exercised and registered during the year	-	1 158 000	1 158 000	-	-
Cancellation of repurchased shares, 3 Apr 2002	-813 200	-7 319 800	-8 133 000	-	-13.8
Conversion of A shares into R shares, 16–27 Sep 2002	-1 143 700	1 143 700	-	-	-
Stora Enso Oyj, 31 Dec 2002	**182 316 685**	**717 461 614**	**899 778 299**	-	**1 529.6**
Warrants exercised and registered during the year	-	78 000	78 000	-	-
Cancellation of repurchased shares, 31 Mar 2003	-93 800	-35 500 000	-35 593 800	-	-60.5
Conversion of A shares into R shares	-1 011 805	1 011 805	-	-	-
Stora Enso Oyj, 31 Dec 2003	**181 211 080**	**683 051 419**	**864 262 499**	-	**1 469.3**
Warrants exercised and registered during the year	-	789 000	789 000	-	-
Cancellation of repurchased shares, 5 Apr 2004	-8 100	-27 800 000	-27 808 100	-	-47.3
Conversion of A shares into R shares, Jan–Nov 2004	-2 154 457	2 154 457	-	-	-
Stora Enso Oyj, 31 Dec 2004	**179 048 523**	**658 194 876**	**837 243 399**	-	**1 423.3**
Cancellation of repurchased shares, 31 Mar 2005	-16 300	-24 250 000	-24 266 300	-	-41.3
Conversion of A shares into R shares, Dec 2004–Nov 2005	-872 445	872 445	-	-	-
Stora Enso Oyj, 31 Dec 2005	**178 159 778**	**634 817 321**	**812 977 099**	-	**1 382.1**
Cancellation of repurchased shares, 31 Mar 2006	-38 600	-23 400 000	-23 438 600	-	-39.9
Conversion of A shares into R shares, Dec 2005–Nov 2006	-18 061	18 061	-	-	-
Stora Enso Oyj, 31 Dec 2006	**178 103 117**	**611 435 382**	**789 538 499**	-	**1 342.2**

Shares and Voting Rights

The Company's shares are divided into A and R shares. All shares entitle holders to an equal dividend but different voting rights. Each A share and each ten R shares carry one vote at the AGM. However, each shareholder has at least one vote.

On 31 December 2006 Stora Enso had 178 103 117 A shares and 611 435 382 R shares in issue, of which the Company held no A shares and 952 627 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company's share capital and 0.04% of voting rights.

The total number of Stora Enso shares in issue was 789 538 499 and the total number of votes 239 246 655.

Share Listings

Stora Enso shares are listed on the Helsinki and Stockholm stock exchanges. The R shares are also listed in ADR form on the New York Stock Exchange. Stora Enso shares are quoted in Helsinki in euros (EUR), in Stockholm in Swedish krona (SEK), and in New York in US dollars (USD).

American Depositary Receipts (ADRs)

Stora Enso R shares are traded on the New York Stock Exchange (NYSE) in ADR form under the SEO ticker. ADR issuances and cancellations are carried out by Deutsche Bank Trust Company Americas, which acts as depositary bank for the Stora Enso ADR programme.

The exchange rate between Stora Enso ADRs and R shares is 1:1, i.e. one ADR represents one Stora Enso R share. In 2006 the trading volume on the NYSE was approximately 2% of the total trading volume on all three exchanges.

Share Registers

The Company's shares are entered in the Book-Entry Securities System maintained by the Finnish Central Securities Depository (APK), which also maintains the official share register of Stora Enso Oyj.

On 31 December 2006, 145 588 045 of the Company's shares were registered in the Swedish Securities Register Centre as VPC shares and 108 084 879 of the Company's R shares were registered in ADR form in Deutsche Bank Trust Company Americas.

Distribution by Book-Entry System, 31 December 2006

Number of Shares	A shares	R shares	Total
FCSD registered (Finnish Central Securities Depository)	103 128 787	432 736 788	535 865 575
VPC-registered (Swedish Securities Register Centre)*	74 974 330	70 613 715	145 588 045
Deutsche Bank administered ADRs*	0	108 084 879	108 084 879
FCSD waiting list	0	0	0
FCSD joint account	0	0	0
Total	**178 103 117**	**611 435 382**	**789 538 499**

* VPC-registered shares and ADRs are both nominee registered in the FCSD

Ownership Distribution, 31 December 2006

	% of shares	% of votes	% of shareholders
Finnish institutions	12.3	20.8	2.0
Finnish State	12.3	25.0	0.0
Finnish private shareholders	1.8	1.7	32.0
Swedish institutions	15.4	31.5	2.6
Swedish private shareholders	3.5	2.8	58.3
ADR holders	13.7	4.5	3.6
Under nominee names (non-Finnish/non-Swedish shareholders)	40.9	13.8	1.4

% of shares held



Share Distribution, 31 December 2006

By Size of Holding, A shares	Shareholders	%	Shares	%
1–100	2 186	37.15	119 830	0.07
101–1 000	3 048	51.79	1 193 539	0.67
1 001–10 000	608	10.33	1 564 663	0.88
10 001–100 000	35	0.60	810 496	0.46
100 001–1 000 000	2	0.03	914 900	0.51
1 000 001–	6	0.10	173 499 689	97.41
Total	**5 885**	**100.00**	**178 103 117**	**100.00**

By Size of Holding, R shares	Shareholders	%	Shares	%
1–100	4 580	25.67	315 257	0.05
101–1 000	10 202	57.22	4 421 167	0.72
1 001–10 000	2 729	15.31	7 509 880	1.23
10 001–100 000	240	1.35	7 009 431	1.15
100 001–1 000 000	64	0.36	19 961 718	3.27
1 000 001–	16	0.09	572 217 929	93.58
Total	**17 831**	**100.00**	**611 435 382**	**100.00**

According to the Finnish Central Securities Depository (APK)

Conversion
According to the Articles of Association, holders of Stora Enso A shares may convert these shares into R shares at any time. Conversion of shares is voluntary.

During the year a total of 18 061 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 November 2006.

Authorisations for 2006
The AGM on 21 March 2006 authorised the Board of Directors to repurchase and dispose of not more than 17 700 000 A shares and not more than 60 100 000 R shares. The number of shares repurchased could not exceed 10% of the votes or the share capital. The authorisation is valid up to and including 29 March 2007. The Board of Directors currently has no authorisations to issue shares, convertible bonds or bonds with warrants.

Share Cancellations and Repurchases
The AGM on 21 March 2006 decided to lower the Company's share capital by EUR 39 845 620 through the cancellation of 38 600 A shares and 23 400 000 R shares. The reduction in share capital was registered in the Finnish Trade Register on 31 March 2006.

Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a shareholders' meeting to reduce the share capital of the Company.

There were no share repurchases during the year 2006.

Share Repurchases and Share Price Performance



Monthly repurchases, million shares
Share price (EUR)
12
10
8
6
4
2
16
14
12
10
8
6
4
02
03
04
05
06
07

▬ Repurchase volume — Share price performance

● Average price of repurchases in a month

Stora Enso's Activities in Capital Markets during 2006

Stora Enso's Investor Relations activities cover equity and fixed-income markets to ensure full and fair valuation of the Company's shares, continual access to funding sources and stable bond pricing. Investors and analysts in Europe, North America and parts of Asia are met on a regular basis.

In 2006 the Investor Relations team conducted more than 300 individual and group meetings with professional equity investors, whilst maintaining regular contact with equity research analysts at investment banks and brokerage firms. There were also around 125 meetings with fixed-income analysts and investors. In addition, site visits were arranged for members of the investment community. During the year, IR and senior management also gave presentations at various equity and fixed-income investor conferences in Scandinavia, the UK and North America.

One of the main IR events of the year is the Annual Investor Day, this year hosted at Kvarnsveden Mill in Sweden. Thirty-five representatives of equity and fixed-income markets, including analysts, fund managers and institutional shareholders, attended the event in November. The newly inaugurated paper machine 12 was showcased and investors gained an insight into Stora Enso's Publication Paper business, as members of the Publication Papers Management Team gave presentations on trends and the strategy within the division. The Group's energy profile was also discussed in detail.

Incentive Programmes

Share Based Programmes

In 2005 Stora Enso extended the two share-based programmes introduced in 2004 to cover all participants in long-term incentive plans. The programmes were continued in 2006. The programmes are synthetic share awards under which designated employees may receive shares already issued (not new shares).

Option/Synthetic Option Programmes

Stora Enso has seven option/synthetic option programmes outstanding for key personnel. Options/synthetic options were issued in each year from 1999 to 2006. Depending on local circumstances, holders may receive either cash compensation or an option to purchase shares already issued.

Stora Enso North America Option Programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers' share option plans into Stora Enso share option plans. The options entitle the holder to either cash compensation or an option to subscribe for shares already issued.

Management Interests at 31 December 2006

At the end of 2006 members of Stora Enso Oyj's Board of Directors and the CEO owned or controlled an aggregate total of 63 465 Stora Enso shares, of which 5 590 were A shares. These shares represent 0.01% of the Company's share capital and 0.01% of the voting rights. The CEO holds 620 000 options/synthetic options.

At the end of 2006 members of the Executive Management Group owned a total of 59 991 shares. These shares represent 0.01% of the share capital and 0.01% of the voting rights. The members of the Executive Management Group hold 1 692 500 options/synthetic options.

Shareholdings of Other Group-related Bodies at 31 December 2006

E.J. Ljungberg's Education Fund owned 1 880 540 A shares and 2 331 804 R shares, E.J. Ljungberg's Fund owned 39 534 A shares and 101 579 R shares, Mr. and Mrs. Ljungberg's Testamentary Fund owned 5 093 A shares and 13 085 R shares and Bergslaget's Healthcare Foundation owned 626 269 A shares and 1 609 483 R shares.

Read more about:

- **the option programmes in Note 29 on Pages 100–103.**
- **Board and Executive Management Group ownerships in Notes 7 and 29 on Pages 61 and 103, respectively.**

Shareholders

At the end of 2006 the Company had approximately 68 500 registered shareholders, of which about 42 000 are Swedish shareholders and about 2 500 ADR holders. Each nominee register is entered in the share register as one shareholder. Approximately 580 million (73%) of the Company's shares were registered in the name of a nominee.

The free float of shares excluding shareholders with holdings of more than 5% of shares or votes is approximately 595 million shares, which is 75% of the total number of shares issued. The largest single shareholder in the Company is the Finnish State. However, since June 1998 the Finnish State has not been required to own Stora Enso shares.

Major Shareholders as of 31 December 2006

	By Voting Power	A shares	R shares	% of Shares	% of Votes
1	Finnish State	55 595 937	41 483 501	12.3	24.97
2	Knut and Alice Wallenberg Foundation	58 379 194	0	7.4	24.4
3	Social Insurance Institution of Finland	23 825 086	3 265 965	3.4	10.1
4	Varma Mutual Pension Insurance Company	11 972 117	140 874	1.5	5.0
5	Marianne and Marcus Wallenberg Foundation	4 744 192	0	0.6	2.0
6	Ilmarinen Mutual Pension Insurance Company	3 474 640	4 270 931	1.0	1.6
7	MP-Bolagen i Vetlanda AB (Werner von Seydlitz)	3 371 800	2 165 000	0.7	1.5
8	Sampo Life Insurance Company Limited	3 443 889	0	0.4	1.4
9	Erik Johan Ljungberg's Education Fund	1 880 540	2 331 804	0.5	0.9
10	Bergslaget's Healthcare Foundation	626 269	1 609 483	0.3	0.3
11	Kaleva Mutual Insurance Company	774 900	0	0.1	0.3
12	The State Pension Fund	0	4 800 000	0.6	0.2
13	Svenska Handelsbanken CEA	380 855	708 435	0.1	0.2
14	Lamar Mary (ADRs)	0	4 000 000	0.5	0.2
15	Mutual Insurance Company Pension-Fennia	0	3 063 750	0.4	0.1
	Total	**168 469 419**	**67 839 743**	**29.8**	**73.2**
	Nominee registered shares	75 268 701	504 183 090	73.4	52.5

The list has been compiled by the Company on the basis of shareholder information obtained from the Finnish Central Securities Depository (APK), Swedish Securities Register Centre (VPC) and a database managed by Deutsche Bank Trust Company Americas. This information includes only directly registered holdings, thus certain holdings (which may be substantial) of shares held in nominee or brokerage accounts can not be included. The list is therefore incomplete.

Major Changes in Shareholdings

In December 2006 the Group was informed that the shareholding of NWQ Investment Management Company LLC had exceeded 5% of the paid-up share capital.

Equity per Share


EUR
10
8
6
4
2
02
03
04
05
06

Earnings and Dividend per Share


EUR
0.6
0.5
0.4
0.3
0.2
0.1
02
03
04
05
*06
Earnings per share, excl. non-recurring items
Dividend per share
* Board's dividend proposal

Distributed Dividend Amount


EUR million
400
300
200
100
02
03
04
05
06

Helsinki

The Stora Enso R (STERV) share price rose during 2006 by 5% (2% in 2005). During the same period the OMX Helsinki Index rose by 18%, the OMX Helsinki Benchmark Index rose by 25% and the OMX Helsinki Materials Index rose by 25%.

Stora Enso A


Number of shares, million
Share price (EUR)
9 8 7 6 5 4 3 2 1
18 16 14 12 10 8 6 4 2
00 01 02 03 04 05 06 07
Volume
Monthly average share price

Stora Enso R


Number of shares, million
Share price (EUR)
180 160 140 120 100 80 60 40 20
18 16 14 12 10 8 6 4 2
00 01 02 03 04 05 06 07
Volume
Monthly average share price

Stockholm

The Stora Enso R (STE R) share price rose during 2006 by 0.5% (6% in 2005). During the same period the OMX Stockholm 30 Index rose by 20% and the OMX Stockholm Materials index by 42%.

New York

On the NYSE the Stora Enso ADR (SEO) share price increased during 2006 by 17% (a decrease of 11% in 2005). During the same period the Standard & Poor's Paper index rose by 3%.

Stora Enso R


Number of shares, million
Share price (SEK)
80 70 60 50 40 30 20 10
160 140 120 100 80 60 40 20
00 01 02 03 04 05 06 07
Volume
Monthly average share price

Stora Enso ADR


Number of shares, million
Share price (USD)
16 14 12 10 8 6 4 2
16 14 12 10 8 6 4 2
8/00 01 02 03 04 05 06 07
Volume
Monthly average share price

Share Prices and Volumes 2006

		Helsinki, EUR	Stockholm, SEK	New York, USD
High	A share	13.80	128.00	-
	R share	13.58	127.50	16.40
Low	A share	10.16	93.50	-
	R share	10.01	92.50	12.60
Closing, 31 Dec 2006	A share	12.30	108.25	-
	R share	12.00	108.00	15.79
Change from previous year	A share	7%	0%	-
	R share	5%	0%	17%
Cumulative trading volume	A share	1 402 500	2 917 848	-
	R share	1 165 656 577	245 893 695	24 416 600

The volume-weighted average price of the R share over the year was EUR 11.89 in Helsinki (EUR 10.98 in 2005), SEK 110.70 in Stockholm (SEK 102.27 in 2005) and USD 14.79 in New York (USD 13.69 in 2005).

The cumulative trading volume of the R share in Helsinki was 1 165 656 577 shares (81% of total), in Stockholm 245 893 695 shares (17% of total) and in New York 24 416 600 shares (2% of total). Total market capitalisation on the Helsinki Stock Exchange at the year-end was EUR 9.5 billion.

Monthly R Share Trading Volumes 2000–2006

Number of shares, million


200
175
150
125
100
75
50
25
00
01
02
03
04
05
06
07
Helsinki
Stockholm
New York

Market Capitalisation on the Helsinki Stock Exchange

EUR million


16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
00
01
02
03
04
05
06
07

Stora Enso is included in at least the following indices

- OMX Helsinki
- OMX Helsinki 25
- OMX Helsinki Cap
- OMX Helsinki Benchmark
- OMX Helsinki Materials
- OMX Helsinki Paper & Forest Products
- OMX Stockholm
- OMX Stockholm 30
- OMX Stockholm Benchmark
- OMX Stockholm Materials
- OMX Stockholm Paper & Forest Products
- DJ STOXX Large and 600
- DJ EURO STOXX Large
- DJ STOXX Nordic 30
- DJ STOXX TMI Value
- DJ STOXX Sustainability
- EIG (Ethical Index Global)
- EIE (Ethical Index Europe)
- FTSE Eurofirst 100
- FTSE Norex 30
- FTSE Global Basic Industries
- FTSE4Good Global and Europe Index
- FTSE GEIS Global All-Cap
- MSCI Finland
- MSCI Europe
- MSCI World

Stora Enso R Share versus OMX Helsinki Indices

1.1.2000 = 100


140
120
100
80
60
40
20
00
01
02
03
04
05
06
07
Stora Enso, EUR
OMX HELSINKI Paper & Forest Products*, EUR
OMX Helsinki All-Share, EUR

* From 1 October 2005 onwards. Until 30 September 2005 *HEX Forest Industry Index*, which was discontinued.

Key Share Ratios 1997–2006 (for calculations see Page 113)

According to Helsinki Stock Exchange	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Earnings/share, EUR*	0.53	0.24	0.98	1.77	1.02	-0.27	0.16	0.91	-0.14	0.74
– diluted, EUR*	0.53	0.24	0.98	1.76	1.02	-0.27	0.17	0.91	-0.14	0.74
– excl. non-recurring items, EUR*	0.58	0.59	0.89	1.32	0.93	0.55	0.24	0.25	0.28	0.55
Cash earnings/share, EUR*	1.63	1.79	2.18	3.16	2.42	2.50	1.57	2.04	1.65	2.34
– diluted, EUR*	1.63	1.79	2.18	3.13	2.42	2.50	1.57	2.04	1.65	2.34
– excl. non-recurring items, EUR*	1.65	1.80	2.09	2.61	2.33	1.97	1.63	1.67	1.70	1.94
Equity/share, EUR*	7.28	6.94	7.84	9.41	9.90	9.22	9.49	9.29	9.16	9.89
Dividend/share, EUR*	0.33	0.35	0.40	0.45	0.45	0.45	0.45	0.45	0.45	**0.45
Payout ratio, excl. non-recurring items, %*	57	59	45	34	48	82	180	180	161	82
Dividend yield, %*										
A share	4.6	4.6	2.3	3.5	3.2	4.5	4.1	3.9	3.9	3.7
R share	4.6	4.6	2.3	3.6	3.1	4.5	4.2	4.0	3.9	3.8
Price/earnings ratio (P/E), excl. non-recurring items*										
A share	12.3	12.8	19.8	9.7	15.1	17.7	44.0	46.2	40.9	22.4
R share	12.2	13.0	19.4	9.5	15.3	17.6	42.7	45.1	40.9	21.8
Share prices for the period, EUR***										
A share										
– closing price	7.15	7.57	17.60	12.86	14.20	10.10	11.00	11.55	11.46	12.30
– average price	7.75	9.14	11.21	12.01	12.24	11.24	10.63	11.11	11.05	12.10
– high	9.86	11.77	17.60	18.70	15.50	16.00	12.48	12.15	12.19	13.80
– low	6.22	5.40	6.45	8.95	10.10	8.50	8.25	10.00	9.51	10.16
R share										
– closing price	7.10	7.67	17.31	12.60	14.38	10.05	10.68	11.27	11.44	12.00
– average price	7.97	8.35	11.84	11.27	12.57	12.86	10.23	10.89	10.98	11.89
– high	10.01	11.86	17.70	19.00	15.67	16.13	12.42	12.11	12.17	13.58
– low	6.17	5.30	6.60	8.70	10.12	8.41	8.30	9.60	10.05	10.01
Market capitalisation at year-end, EUR million***										
A share	834	1 842	3 677	2 501	2 617	1 841	1 993	2 068	2 042	2 191
R share	1 379	3 959	9 532	9 232	10 389	7 211	7 295	7 418	7 262	7 337
Total	2 214	5 801	13 209	11 733	13 006	9 052	9 288	9 486	9 304	9 528
Number of shares at the end of period, (thousands)***										
A share	116 729	243 395	208 951	194 496	184 274	182 317	181 211	179 049	178 160	178 103
R share	194 362	516 185	550 659	732 727	723 638	717 462	683 051	658 195	634 817	611 435
Total	311 091	759 580	759 610	927 223	907 912	899 779	864 262	837 244	812 977	789 538
Trading volume, (thousands)										
A share	16 321	12 749	28 349	12 917	10 737	5 875	2 937	1 203	6 290	1 403
% of total number of A shares****	9.4	-	12.1	6.7	5.8	3.2	1.6	0.7	3.5	0.8
R share	109 698	87 113	259 287	396 783	548 547	751 909	780 890	880 002	888 511	1 165 656
% of total number of R shares****	80.3	-	49.3	55.4	75.8	104.8	114.3	133.7	104.0	190.6
Average number of shares (thousands)										
– basic*	759 574	759 574	759 580	812 040	901 506	889 606	851 128	829 935	798 687	788 578
– diluted*	759 691	759 822	760 628	813 488	902 296	889 956	851 326	830 546	799 218	788 863

* Proforma STORA and Enso figures for years 1997–1998 ** Board of Directors' proposal to the AGM *** Figures based on market information are calculated from Enso Oyj's figures before 29 December 1998 **** 1998 figures are not available due to the merger on 29 December 1998, figures before 1998 are based on Enso Oyj's figures.

Trading Codes, Lots and Currencies

	Helsinki	Stockholm	New York
A share	STEAV	STE A	-
R share	STERV	STE R	-
ADRs	-	-	SEO
Segment	Large Cap	Large Cap	-
Industry	Materials	Materials	Basic Materials
Lot	-	200	-
Currency	EUR	SEK	USD
ISIN, A share	FI0009005953	FI0009007603	-
ISIN, R share	FI0009005961	FI0009007611	-

Reuters	STERV.HE
Bloomberg	STERV FH EQUITY

German stock market quotations (Freiverkehr)

	Symbol	CUSIP number	Place of listing
A share	ENUA	870 734	Berlin, Munich
R share	ENUR	871 004	Berlin, Frankfurt, Stuttgart, Munich

Debt Investors

Funding Strategy

Stora Enso's funding strategy is based on the Group's financial targets. Stora Enso should have access to sufficient competitively priced funding at any time to be able to pursue its strategy and achieve its financial targets.

In order to achieve this, the emphasis is on capital markets funding. Stora Enso strives to build confidence and a track record with fixed-income investors by being informative and transparent.

The debt structure of Stora Enso is focused on capital markets, whereas banks are utilised primarily to provide back-up facilities. To balance exposures, funding is obtained in the currencies of the Group's investments and assets (primarily USD, EUR and SEK). Commercial paper markets are used for short-term funding and liquidity management.

Rating Strategy

Stora Enso considers the maintenance of two investment grade ratings an important target. The present rating and outlook from Moody's, Standard & Poor's (S&P) and Fitch are shown below.

Rating Agency	*Long/short-* **term Rating**	Valid from
Standard & Poor's	BBB (stable) / A2	23 Feb 2006
Moody's	Baa3 (stable) / P3	16 Nov 2006
Fitch	BBB- (stable) / F3	27 Sep 2006 (unsolicited)

Stora Enso's goal is to ensure that rating agencies continue to be comfortable with Stora Enso's strategy and performance. The company's strategy is to maintain liquidity well in line with the comfort level of the agencies. Review meetings are arranged with the Stora Enso management annually, and regular contact is kept with the rating analysts.

Debt Structure as at 31 December 2006

	EUR Eurobond	USD Global bond	SEK Medium-Term Note
Public issues	EUR 375 million 2007 EUR 500 million 2010 EUR 518 million 2014 EUR 50 million 2018	USD 469 million 2011 USD 508 million 2016 USD 300 million 2036	SEK 2.0 billion 2008 SEK 4.6 billion 2009
Private placements	EUR 142 million	USD 476 million	SEK 740 million
Short-term	Finnish Commercial Paper Programme EUR 750 million		Swedish Commercial Paper Programme SEK 10 billion
Back-up facility	EUR 1.75 billion Syndicated Multi-Currency Revolving Credit Facility 2010		

Read more about:
- **the Group's financial targets in the Company 2006 report on pages 8–9**
- **debt and loans in the Note 22 on pages 85–88 and on www.storaenso.com/debt**
- **funding risk and debt repayment schedule in Risk Management on pages 15–20**

Key Figures and Quarterly Data

Condensed Balance Sheet

EUR million	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	As at 31 December									
Fixed assets and other long term investments	11 885	11 704	11 905	16 379	16 178	13 245	13 449	11 921	12 776	12 345
Current assets	3 690	3 718	4 133	4 944	4 380	4 969	4 493	4 321	5 078	5 095
Assets	15 575	15 422	16 038	21 323	20 558	18 214	17 942	16 242	17 854	17 440
Shareholders' equity	5 513	5 170	5 866	8 461	8 870	8 020	7 938	7 625	7 220	7 800
Minority interests	272	279	202	149	50	30	60	136	94	104
Interest-bearing liabilities	6 565	6 558	5 769	6 856	6 409	5 176	5 174	4 028	6 084	5 247
Operating liabilities	1 712	1 943	2 485	3 083	2 777	2 719	2 646	2 985	3 211	3 237
Tax liabilities	1 512	1 472	1 716	2 774	2 452	2 269	2 124	1 468	1 245	1 052
Equity and Liabilities	15 575	15 422	16 038	21 323	20 558	18 214	17 942	16 242	17 854	17 440

Key Figures 1997–2006

EUR million	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Sales	9 998	10 490	10 636	13 017	13 509	12 783	12 172	12 396	13 188	14 594
% change on previous year	5.1	4.9	1.4	22.4	3.8	-5.4	-4.8	1.8	6.4	10.7
Wages and salaries	1 737	1 805	1 738	2 023	2 246	2 308	2 298	*1 908	2 183	2 226
% of sales	17.4	17.2	16.3	15.4	16.6	18.1	18.9	15.4	16.6	15.3
EBITDA	1 747	1 877	2 328	3 472	2 743	2 288	1 672	1 907	1 368	1 882
Depreciation	806	1 111	849	1 041	1 116	1 397	1 084	1 082	1 420	1 249
Goodwill amortisation and impairments	48	65	62	88	152	1 069	116	90	8	9
Operating profit	893	701	1 416	2 344	1 475	-178	471	735	-60	624
% of sales	8.9	6.7	13.3	18.0	10.9	-1.4	3.9	5.9	-0.5	4.3
Non-recurring items	-52	-471	103	445	-8	-1 078	-54	399	-417	-134
Operating profit excl. non-recurring items	945	1 172	1 314	1 899	1 483	900	526	336	357	758
% of sales	9.5	11.2	12.4	14.6	11.0	7.0	4.3	2.7	2.7	5.2
Share of profits in associated companies	17	10	10	21	80	15	-23	39	67	87
Net financial expense	280	380	267	293	344	206	238	106	152	79
% of sales	2.8	3.6	2.5	2.3	2.5	1.6	2.0	0.9	1.1	0.5
Profit after net financial items	630	331	1 160	2 071	1 211	-369	211	668	-144	632
% of sales	6.3	3.2	10.9	15.9	9.0	-2.9	1.7	5.4	-1.1	4.3
Profit after net financial items excl. non-recurring items	682	802	1 057	1 626	1 219	709	319	269	273	602
% of sales	6.8	7.6	9.9	12.5	9.0	5.5	2.6	2.2	2.1	4.1
Taxes	-204	-146	-397	-642	-296	129	-67	98	37	-43
Net Profit (attributable to Company shareholders)	405	185	758	1 415	918	-241	138	758	-111	585
Dividend	254	268	304	407	404	392	388	376	365	355
Capital expenditure	1 134	896	740	769	857	878	1 248	980	1 145	583
% of sales	11.3	8.5	7.0	5.9	6.3	6.9	10.3	7.9	8.7	4.0
R&D expenditure	79	80	84	95	92	92	89	82	88	79
% of sales	0.8	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.5
Operating capital	13 057	12 520	12 489	16 402	16 231	13 079	13 527	11 540	12 743	12 205
Capital employed	11 557	11 023	10 851	13 793	13 948	11 105	11 598	10 245	11 678	11 332
Interest-bearing net liabilities	6 090	5 783	5 524	5 396	5 127	3 267	3 919	3 051	5 084	4 234
ROCE, %	8.0	6.2	12.9	19.0	10.6	-1.4	4.0	6.7	-0.5	5.4
ROCE excluding non-recurring items, %	8.5	10.4	12.0	15.4	10.6	7.2	4.5	3.1	3.3	6.6
Return on equity (ROE), %	7.5	3.3	12.8	19.7	10.4	-2.8	1.7	9.7	-1.4	7.7
Equity ratio, %	37.2	36.0	38.4	40.6	43.8	44.3	44.7	47.8	41.0	45.3
Debt/Equity ratio	1.05	1.04	0.9	0.63	0.58	**0.37	0.49	0.40	0.70	0.54
Average number of employees	40 301	40 987	40 226	41 785	44 275	43 853	44 264	43 779	46 166	45 631

* Including income relating to the change in the Finnish disability pension scheme

** Adjusted with the initial valuation of IAS 41, Agriculture

Deliveries by Segment

1 000 tonnes	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	1 605	1 641	1 720	1 822	**6 788**	1 708	1 799	1 826
Fine Paper	863	845	848	857	**3 413**	885	888	901
Packaging Board	827	868	844	811	**3 350**	874	886	859
Total	**3 295**	**3 354**	**3 412**	**3 490**	**13 551**	**3 467**	**3 573**	**3 586**
Wood Products, 1 000 m^3	1 283	1 644	1 337	1 558	**5 822**	1 597	1 777	1 595
Corrugated board, million m^2	120	128	121	131	**500**	132	146	144

Sales by Segment

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	1 098.6	1 087.4	1 122.8	1 196.7	**4 505.5**	1 076.9	1 130.9	1 144.3
Fine Paper	741.1	680.8	682.5	656.2	**2 760.6**	664.1	651.3	674.7
Merchants	176.1	155.4	139.6	156.6	**627.7**	160.3	148.5	145.7
Packaging Boards	776.6	779.2	761.9	665.2	**2 982.9**	764.7	777.9	742.6
Wood Products	316.5	385.6	335.5	362.4	**1 400.0**	373.1	419.2	388.5
Wood Supply	534.2	526.7	475.0	538.4	**2 074.3**	634.9	621.4	568.3
Other	-544.0	-558.1	-529.9	-546.7	**-2 178.7**	-656.1	-646.3	-631.0
Total	**3 099.1**	**3 057.0**	**2 987.4**	**3 028.8**	**12 172.3**	**3 017.9**	**3 102.9**	**3 033.1**

Operating Profit by Segment excluding Non-recurring Items and Goodwill

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	37.0	2.6	42.0	47.4	**129.0**	14.8	6.9	44.4
Fine Paper	77.3	32.1	23.8	5.7	**138.9**	12.4	-2.2	30.4
Merchants	1.5	-1.2	-1.5	-5.5	**-6.7**	3.3	2.4	1.6
Packaging Boards	90.3	61.6	84.8	47.5	**284.2**	82.3	64.6	84.8
Wood Products	7.0	14.9	-4.7	9.3	**26.5**	11.4	21.3	10.9
Wood Supply	34.5	33.8	23.0	25.2	**116.5**	31.3	3.3	3.1
Other areas	-7.5	-12.2	-7.1	-19.8	**-46.6**	-29.4	-15.9	-21.9
Operating Profit excl. Non-recurring Items	**240.1**	**131.6**	**160.3**	**109.8**	**641.8**	**126.1**	**80.4**	**153.3**
Goodwill amortisation	-32.1	-28.0	-23.5	-32.4	**-116.0**	-22.7	-21.9	-21.7
Non-recurring items	-	-	-39.9	-14.5	**-54.4**	123.1	7.4	81.4
Operating Profit Total (IFRS)	**208.0**	**103.6**	**96.9**	**62.9**	**471.4**	**226.5**	**65.9**	**213.0**
Net financial items	-81.3	-11.3	-23.4	-121.7	**-237.7**	-20.3	-26.2	-27.0
Share of results of associated companies	-0.5	-8.5	-9.0	-5.0	**-23.0**	-2.3	16.7	10.2
Profit Before Tax and Minority Interests	**126.2**	**83.8**	**64.5**	**-63.8**	**210.7**	**203.9**	**56.4**	**196.2**
Income tax expense	-39.9	-27.4	-21.1	21.4	**-67.0**	211.8	2.2	-59.4
Net Profit for the Period	**86.3**	**56.4**	**43.4**	**-42.4**	**143.7**	**415.7**	**58.6**	**136.8**

Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
1 981	7 315	1 685	1 708	1 734	1 881	7 008	1 666	1 662	1 741	1 860	6 929
922	3 596	960	808	811	942	3 521	994	945	954	946	3 839
880	3 499	929	873	890	929	3 621	959	971	991	929	3 850
3 783	14 410	3 574	3 389	3 435	3 752	14 150	3 619	3 578	3 686	3 735	14 618
1 695	6 664	1 541	1 855	1 639	1 706	6 741	1 563	1 746	1 593	1 670	6 572
148	570	206	213	215	221	855	226	239	248	261	974

Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
1 269.3	4 621.4	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9	1 171.0	1 145.2	1 226.7	1 230.5	4 773.4
678.7	2 668.8	708.7	618.3	625.4	737.9	2 690.3	776.3	738.9	722.8	718.3	2 956.3
183.4	637.9	182.1	217.4	295.2	478.5	1 173.2	496.3	452.6	450.1	508.2	1 907.2
768.2	3 053.4	794.5	768.2	788.7	838.8	3 190.2	869.0	881.8	909.0	871.7	3 531.5
386.0	1 566.8	366.9	433.7	398.0	389.7	1 588.3	377.1	437.8	418.5	443.0	1 676.4
657.0	2 481.6	674.7	563.2	612.4	651.6	2 501.9	674.8	651.3	633.9	687.2	2 647.2
-700.7	-2 634.1	-686.4	-538.8	-666.5	-740.6	-2 632.3	-756.8	-691.3	-722.9	-727.1	-2 898.1
3 241.9	12 395.8	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9

Q4/04	2004	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
38.5	104.6	21.6	31.5	67.9	72.3	193.3	70.3	55.3	57.0	69.0	251.6
13.9	54.5	48.1	-13.6	-1.2	28.9	62.2	52.7	46.3	32.4	34.6	166.0
3.9	11.2	2.7	1.6	0.9	-1.9	3.3	9.6	2.9	7.7	12.5	32.7
39.6	271.3	72.0	11.9	73.5	62.6	220.0	99.5	70.8	93.7	59.4	323.4
-8.9	34.7	-4.0	9.9	-1.8	-7.2	-3.1	3.8	14.9	21.4	19.0	59.1
-5.4	32.3	3.1	-10.9	-0.3	-3.7	-11.8	8.9	1.3	5.0	-12.4	2.8
-14.7	-81.9	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-9.3	-22.0	3.9	-78.1
66.9	426.7	112.7	17.7	106.2	120.9	357.5	194.1	182.2	195.2	186.0	757.5
-24.0	-90.3	-	-	-	-	-	-	-	-	-	-
187.2	399.1	8.5	-3.5	8.5	-430.8	-417.3	-23.2	6.7	-177.2	60.0	-133.7
230.1	735.5	121.2	14.2	114.7	-309.9	-59.8	170.9	188.9	18.0	246.0	623.8
-32.5	-106.0	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2	-8.4	-37.0	-79.4
14.3	38.9	14.0	17.0	11.8	24.4	67.2	31.6	20.2	10.2	25.4	87.4
211.9	668.4	92.1	-3.4	101.5	-334.4	-144.2	317.7	59.9	19.8	234.4	631.8
-57.0	97.6	-27.4	-0.5	-30.3	95.0	36.8	-91.3	-19.0	37.3	30.4	-42.6
154.9	766.0	64.7	-3.9	71.2	-239.4	-107.4	226.4	40.9	57.1	264.8	589.2

Risks and Risk Management

Sensitivity Analysis

Prices for paper and board products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry; along with volatility in raw material prices, mainly for wood, pulp and energy, and exposure to exchange rates, this affects the profitability of the paper, packaging boards and wood products industries.

Group profit is affected by changes in price and volume, though the effect on operating profit depends on the segment. The table below shows the operating profit sensitivity to a +/- 10% change in either price or volume for different segments based on figures for 2006.

Operating Profit: Impact of Changes +/- 10%

EUR million	Price	Volume
Publication Paper	460	160
Fine Paper	280	110
Packaging Boards	350	140
Wood Products	170	40

Changes in exchange rates also have an impact on operating profit. The table below shows the effect on annual operating profit of a +/- 10% change in the value of the euro against the US dollar, Swedish krona and British pound. The calculation is made before currency hedges assuming that no changes other than a single currency exchange rate movement takes place.

Operating Profit: Currency Effect +/- 10%

EUR million	
USD	135
SEK	120
GBP	60

The main cost items for Stora Enso are personnel costs and the sourcing of logs, pulpwood and recycled fibre. For example, a 1% change in personnel costs is EUR 22 million and a 1% change in fibre costs EUR 28 million per year. The recent increase in oil prices has affected several cost items such as energy, chemicals and transportation. The most important cost items relative to total costs and sales are listed in the table below.

Composition of Costs and Sales

Costs	% of Costs	% of Sales
Logistics & Commissions	13	12
Manufacturing Costs		
Fibre	20	19
Chemicals and fillers	9	9
Energy	9	8
Production Services and Material	12	12
Personnel	16	15
Other	13	13
Depreciation and amortisation	8	7
Total costs/sales	100	95
Total costs/sales, EUR million	13 836	14 594

About two percentage points of fibre costs are externally purchased pulp which is compensated by sales of market pulp at Group level.

Risk Management

Risk taking is a natural part of business. In its daily work, the management continuously balances risks and opportunities associated with their business, and analyses the potential negative or positive outcomes.

Enterprise risk management involves continuous monitoring of identified material risks and prioritising of risks based on their likelihood at all levels in the organisation, and taking them into account in the strategic and business planning processes. It is also important to identify and manage related opportunities in an efficient manner.

The divisions are responsible for evaluating opportunities and managing risks to which they are exposed. Some specialist corporate functions, such as treasury, property risk management and the investment committee, are responsible for setting up systems, routines and processes in their specific areas to measure and manage the possible realisation of risks and/or the impact of risks.

Stora Enso has established a Corporate Contingency Task Group (CCTG) comprising representatives from relevant Stora Enso functions to deal with unexpected situations and respond to unstructured events or crises. The CCTG's aim is to mitigate loss or damage that Stora Enso may incur outside normal operations, and its main responsibilities are crisis communication, business continuity and disaster recovery.

Risks can be specific to the Group, or related to the industry or a geographical market. Some risks can be managed by the Group, whereas others are outside its control. Stora Enso has identified a number of potential risks that could affect its future profitability and performance. General risks, such as GDP changes, are not included in the list of special risks for Stora Enso.

Stora Enso has categorised risks into four areas: 1) strategic risks, 2) operational risks, 3) hazard risks and 4) financial risks. In order to mitigate the impact of risks and achieve a more stable business, the Group has a policy for managing the risks. The most significant risks for Stora Enso are described below.

Despite the measures taken to manage risks and mitigate the impact of risks, there can be no assurance that such risks, if they occur, will not have a material adverse effect on Stora Enso's business, financial condition, operating profit or ability to meet all financial obligations.

Strategic Risks • Business environment risks • Business development risks • *Supplier risks* • Acceptabililty of wood • Human resources risks • Climate change risks • Governance risks	**Operational Risks** • Market risks • Commodity and energy price risks • Labour market disruptions • Supply chain risks • IT security risks
Hazard Risks • Environmental risks • Antitrust risks • Property and business disruptions risks • Product safety • Occupational health and safety risks • Personnel security risks • Natural catastrophes	**Financial Risks** • Currency risks • Funding risks • Interest rate risks • Counterparty risks • Customer credit risks

Strategic Risks

Business Environment Risks

Continued competition and supply/demand imbalances in the paper, packaging boards and wood products markets may have an impact on profitability. The paper, packaging boards and wood products industries are mature, capital intensive and highly competitive. Stora Enso's principal competitors include a number of large international forest products companies and numerous regional and more specialised competitors.

Economic cycles and changes in consumer preferences may have an adverse effect on demand for certain products, and hence on profitability. The ability to respond to changes in consumer preferences and develop new products on a competitive and economic basis calls for continuous market and end-use monitoring.

Increased input costs such as, but not limited to energy, fibre, other raw materials, transportation and labour may adversely affect profitability. Securing access to reliable low-cost supplies and proactively managing costs and productivity are of key importance.

Changes in legislation, especially environmental regulations, may affect Stora Enso's operations. Stora Enso follows, monitors and actively participates in the development of environmental legislation to minimise any adverse effects on its business. Tighter environmental legislation may affect fibre sourcing or production costs.

Business Development Risks

Business development risks are mainly related to Stora Enso's growth strategy. The Company continues to aim for profitable growth through organic growth and selective mergers and acquisitions in its core businesses, mainly in new growth markets.

Stora Enso aims to reduce the volatility of its business by making its portfolio less cyclical and by diversifying its operations geographically.

The value of investments in the new growth markets may be affected by political, economic and legal developments in those countries. Stora Enso's operations in such countries are also affected by local cultural and religious factors, environmental and social issues and the ability to cope with local and international stakeholders.

For Stora Enso, planned growth is partially dependent on successful acquisitions or mergers. However, there are risks related to mergers and acquisitions, which Stora Enso manages through its corporate merger and acquisition guidelines and due diligence process. These guidelines ensure Stora Enso's strategic and financial targets, and risks related to environmental and social responsibility are taken into account.

Business development risks also include risks related to the supply and availability of natural resources, raw materials and energy.

In addition, a few significant shareholders might influence or control the direction of the business.

Supplier Risks

In many areas Stora Enso is dependent on suppliers and their ability to deliver a product at the right time and of the right quality. As the table "Composition of Costs and Sales" on p. 14 shows, the most important inputs are fibre, transport, chemicals and energy, and in capital investment projects machinery and equipment. For some of these inputs, the limited number of suppliers is a risk. The Group therefore uses a wide range of suppliers and monitors them to avoid situations that might jeopardise continued production or development projects.

Reliance on imported fibre may cause disruptions in the supply chain and oblige the Group to pay higher prices or alter manufacturing operations. Economic, political, legal or other difficulties or restrictions in Russia and the Baltic States, and increasing domestic demand for raw material due to further development of their forest products industries may halt or limit the supply of raw material from these countries.

Acceptability of Wood

Environmental and social responsibility in wood and fibre procurement and forest management is a prime requirement of stakeholders. Failing to ensure that the origin of wood used by the Group is acceptable could have serious consequences in markets. Stora Enso manages this risk through its Principles for Sustainable Wood and Fibre Procurement and Land Management, which set the basic requirements for all Stora Enso wood and fibre procurement operations. Traceability systems are used to document that all wood and fibre come from legal and acceptable sources. Forest management certification and chain-of-custody certification are other tools for managing risks related to the acceptability of wood.

Human Resources Risks

Developing a competent workforce and managing key talent throughout Stora Enso's global organisation are crucial to business development, especially at a time of restructuring and redundancies due to divestments and closures. Through a combination of surveys and other assessments, Stora Enso evaluates the competence levels of its workforce, and assesses its management talent pool. Stora Enso manages its competence and training risks through structured training programmes and has an annual succession planning process to manage the risk of loss of key talent.

Climate Change Risks

Stora Enso is committed to contributing to mitigating the effects of climate change by actively seeking opportunities to reduce the Group's carbon footprint. Risks related to climate change are managed via activities related to finding clean, affordable and safe energy sources for production and transportation, and reducing energy consumption. Additional measures include energy efficiency initiatives, use of carbon-neutral biofuels, utilisation of combined heat and power, and sequestration of carbon dioxide in forests and forest products. Wood products provide an alternative to more carbon intensive products.

Governance Risks

Stora Enso is a large international Group containing a variety of operational and legal structures, so clear governance rules are essential. Stora Enso has well-defined Corporate Governance with bodies that have different tasks and responsibilities to ensure structured handling of all important issues regarding the development of the Group. One example is the Investment Committee, which analyses risks related to a new investment before any decision is taken.

Stora Enso's communications policy emphasises the importance of transparency, credibility, responsibility, proactivity and interaction. It was formulated from the communications practices of the Group, which follow laws and regulations applicable to the Company.

Operational Risks

Market Risks

The risks related to factors such as demand, price, competition, customers, suppliers and raw materials are regularly monitored by each business area and unit as a routine part of its business. These risks are also monitored and evaluated by the corporate function Finance and Strategy to get a perspective of the Group's total asset portfolio and overall long-term profitability potential.

Product prices, which tend to be cyclical in this industry, are affected by changes in capacity and production within the industry. Customer demand for products, which also affects the product price level, is influenced by general economic conditions and inventory levels. Changes in prices differ between products and geographic regions.

Changes in raw material and energy costs can also affect profitability, as fibre accounts for some 20% and energy some 9% of Stora Enso's production costs. The table "Composition of Costs and Sales" on p. 14 shows Stora Enso's major cost items.

Commodity and Energy Price Risks

Reliance on outside suppliers for natural gas, coal and the majority of electricity consumed leaves the Group susceptible to changes in energy market prices and disturbances in the supply chain. In 2006, external suppliers covered about 50% of Stora Enso's electricity needs in Finland and Sweden. The corresponding figure in North America was 66% and in Central Europe 60%.

The Group applies consistent long-term energy risk management. The price and supply risks are mitigated through physical long-term contracts and financial derivatives. The Group hedges price risks in raw material and end product markets, and supports development of financial hedging markets.

Labour Market Disruptions

A significant portion of Stora Enso employees are members of labour unions. There is a risk that the Group may face labour market disruptions that could interfere with operations and have material adverse effects on the business, financial conditions and profitability, especially at a time of restructuring and redundancies due to divestments and closures. The majority of employees are represented by labour unions under several collective agreements in different countries where Stora Enso operates, so relations with unions are of high priority.

Stora Enso concluded major negotiations in North America in 2006, and labour negotiations in Sweden due in 2007 are expected to be concluded in the second quarter of 2007. Labour agreements in Finland and Germany will not expire until 2008.

Supply Chain Risks

Managing risks related to suppliers and subcontractors is important to Stora Enso. The ability of suppliers and subcontractors to meet quality stipulations and delivery times is crucial to the efficiency of production and investments. Suppliers and subcontractors must also comply with Stora Enso's sustainability requirements as they are part of Stora Enso's value chain, and their weak sustainability performance could harm Stora Enso and its reputation.

Information Technology (IT) Risks

Stora Enso operates in a business environment where information has to be available to support the business processes. As Stora Enso is listed on the New York Stock Exchange, it is required to establish reporting systems complying with the Sarbanes-Oxley Act.

The Stora Enso Corporate IT function provides an Information Risk Management System to identify IT risks and regulatory requirements. Standardisation of business applications, IT infrastructure and IT processes (ITIL) is a very important cornerstone of IT risk management. These activities reduce risks related not only to internal control and financial reporting, but also to the operation of the whole production environment.

Hazard Risks

Environmental Risks

Stora Enso may face high compliance and clean-up costs under environmental laws and regulations, which could reduce profit margins and earnings. These risks are minimised through Environmental Management Systems and Environmental Due Diligence for acquisitions and divestments, and indemnification agreements where effective and appropriate clean-up projects are required. Clean-up projects are naturally related to mill closures.

Energy Spend Specification 2006



- Electricity 58%
- Gas 26%
- Oil 7%
- Coal 4%
- Other 5%

Other: Peat, external biomass, purchased steam

Electricity Consumption

Hedging Profile


Open position
Local tariff
Physical contracts with floating price
Financial contracts
Physical contracts
PVO production
Own production
Sales to market
2007
2008
2009
2010
2011
2012
2013
2014
2015

Stora Enso has a long time-horizon in its electricity procurement: ~80% of forecasted consumption is contracted until 2015.

Antitrust Risks
Stora Enso has been the subject of preliminary governmental antitrust investigations in Europe and the USA since 2004. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

Following these investigations the European Commission has closed its investigations into the fine paper and publication paper sectors without any further action.

In Lithuania and Latvia the national competition authorities have found that Stora Enso's merchants UAB Schneidersohne Baltija and SIA Papyrus violated competition law and therefore imposed fines of LTL 235 330 (about EUR 68 000) and LVL 7 989 (about EUR 11 000) respectively. The merchants deny any violations and have appealed against the decisions or will consider doing so.

In the USA the antitrust authority has announced that Stora Enso North America Corp. is indicted for alleged anticompetitive conduct in connection with the sale of coated magazine paper. Stora Enso denies any wrongdoing and will enter a plea of not guilty in the court proceedings.

In Finland the competition authority has proposed that a fine be imposed on Stora Enso for violating competition laws in the purchasing of timber in Finland. Stora Enso considers the proposal groundless and will defend itself.

Stora Enso has a Competition Law Compliance Programme in place which is continuously kept up to date. The current version dates from August 2006. The programme clearly states Stora Enso's support of free and fair competition, and Stora Enso's commitment to complying with competition laws. This commitment is an integral part of Stora Enso's Corporate Social Responsibility Principles and Code of Ethics. Stora Enso is continuing to take action to emphasise its commitment to compliance through corporate policies and training.

Property and Business Disruptions Risks
Protecting production assets is a high priority for Stora Enso to achieve the target of avoiding any unplanned production stoppages. This is done by structured methods of identifying, measuring and controlling different types of risk. Stora Enso Corporate Risk Management (CRM) handles these tasks together with insurance companies. Each year a number of technical risk inspections are carried out at production units. A Risk Management Policy, various risk assessment tools and specific loss prevention programmes are also used.

Planned stoppages for maintenance and other work are important in keeping machinery in good condition.

Striking a balance between accepting risks and avoiding, mitigating or transferring risks is a high priority. CRM is responsible for ensuring that the Group has adequate insurance cover and supports units in their loss prevention work. Optimising the total cost of risks is facilitated by the use of the Group's own captives.

Product Safety
Among the uses for Stora Enso paper and board are various food contact applications for which food and consumer safety issues are important. The mills producing these products have established or are working towards certified hygiene management systems based on risk and hazard analysis. In addition, all Stora Enso mills have certified ISO Quality Management systems.

Occupational Health and Safety (OHS) Risks
Stora Enso's target is that workplaces are free from accidents and work-related illnesses, and that employees are healthy and have good working ability. Workplace accidents cause human suffering and often temporary interruption of production and other operations. Fatal accidents may be especially harmful to the Group's image. Safety can be improved and operational continuity ensured through adequate OHS management based on risk assessment.
Stora Enso must also be prepared for major epidemics and even pandemics originating from the surrounding society.

Personnel Security Risks
Personnel security can never be compromised, so Stora Enso has to be aware of potential security risks and give adequate guidelines to people for managing risks related to, for example, travel, work and living in countries with security or crime concerns. Focusing on the security of key personnel is also important from a business continuity perspective.

Natural Catastrophes
Stora Enso has to acknowledge that natural catastrophes such as storms, flooding, earthquakes or volcanic activity may affect the Group's premises and operations. However, most of the Group's assets are located in areas where the probability of flooding, earthquakes and volcanic activity is low.
The outcome of such catastrophes can be diminished by emergency and business continuity plans that have been proactively designed together with the relevant authorities.

Financial Risks

The objective of financial risk management is to decrease earnings volatility and increase predictability through the use of financial instruments. The Group has defined objectives and principles for financial risk management in the financial risk policy for Stora Enso. The policy is regularly reviewed and approved by Stora Enso's Board of Directors. Compliance is monitored by internal controls and Internal Audit.

Stora Enso is exposed to different kinds of market risk, such as currency risk, funding risk, interest rate risk, and counterparty risk. Stora Enso measures financial risk on a daily basis at several levels using various methods.

Currency Risks
Stora Enso is exposed to transaction and translation risks. Transaction risk is the risk that earnings could be adversely affected by foreign exchange rate movements, whereas translation risk is the balance sheet exposure to those movements.

In respect of the exposure to exchange rate fluctuations of the value of the net assets comprising shareholders' equity, Group policy is to decrease this risk by funding investments in the same currency as net assets wherever this is possible and economically viable. The Group has therefore hedged exposures in USD, CAD, GBP, SEK and CZK under the IAS 39 hedge accounting rules for net investment in foreign entities. The following table shows the EUR equivalent amount of these hedges.

Translation Risk and Hedges as at 31 December 2006

EUR million	Euro Area	USA	Sweden	Canada	UK	Czech Republic	China	Brazil	Other	Total
Capital employed, external	5 631	1 685	2 115	273	9	134	228	370	887	11 332
Capital employed, internal **	70	34	35	-48	2	9	-13	1	-90	-
Associated Companies	183	45	248	-	-	-	-	329	-	805
Net interest-bearing liabilities	-3 043	- 1 059	-	9	23	12	-100	-1	-75	-4 234
Minority interests	-9	-	-3	-	-	-	-12	-	-79	-103
Translation Exposure on Equity	**2 832**	**705**	**2 395**	**234**	**34**	**155**	**103**	**699**	**643**	**7 800**
Liability hedges *	1 288	-705	-583	-	-	-	-	-	-	-
Other hedges *										
- EUR/CAD	234	-	-	-234	-	-	-	-	-	-
- EUR/GBP	30	-	-	-	-30	-	-	-	-	-
- EUR/CZK	128	-	-	-	-	-128	-	-	-	-
Translation Exposure after Hedges	**4 512**	**0**	**1 812**	**0**	**4**	**27**	**103**	**699**	**643**	**7 800**

* Long-term debt or forward contracts classified as hedges of investment in foreign assets

** Consists mainly of net internal operative receivables and payables

Relating to the transaction risk, the hedging policy of Stora Enso is to hedge a maximum 75% of the net transaction exposure in a specific currency according to operational and divisional decisions. In addition to these operational hedges, Group exposures may be hedged under the authority of Senior Management.

Indirect currency effects, such as when a product becomes cheaper to produce elsewhere, have an impact on prices. If this change becomes permanent, structural adjustments may be needed, hence the Group's ambition to be global can be seen as a strategy to reduce these effects.

Transaction Risk and Hedges as at 31 December 2006

EUR million	EUR	USD	GBP	SEK	JPY	Other	Total
Sales during 2006	7 300	3 500	800	1 300	300	1 400	14 600
Costs during 2006	-7 100	-2 000	-200	-2 300	0	-1 100	-12 700
Net Operating Cash Flow	**200**	**1 500**	**600**	**-1 000**	**300**	**300**	**1 900**
Transaction Hedges as at 31 Dec		**250**	**194**	**-334**	**0**		
Hedging Percentage as at 31 Dec, % *		**17%**	**32%**	**33%**	**0%**		
Average Hedging % during 2006		**24%**	**28%**	**45%**	**6%**		

* Next 12 months

Funding Risks

Stora Enso's funding policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowings should be at least four years and at the most seven years. The policy further states that the Group must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other uncommitted short-term loans.

Debt Repayment Schedule as at 31 December 2006

EUR million



2 000
1 500
1 000
500
07
08
09
10
11
12+
Bond loans
Loans from credit institutions
Financial lease liabilities
Other long-term liabilities
Committed loan facilities

Stora Enso considers the maintenance of two investment grade ratings an important target; the present rating and outlook from Moody's and Standard & Poor's are shown on page 10.

Interest Rate Risks

Fluctuations in interest rates affect the interest expense of the Group. As a result of the cyclical nature of the industry, the Group has an interest rate risk policy to synchronise the interest cost with the earnings. The interest rate duration benchmark is 12 months with a deviation mandate of 3 to 24 months. In order to achieve this benchmark, fixed interest rates are swapped to floating using derivatives. A one percentage point parallel shift upwards in interest rates is equal to a EUR 28 million impact on net interest expenses provided that the duration and the funding structure of the Group stays constant during the year.

Counterparty Risks

Counterparty risk is the risk Stora Enso faces in transacting with financial counterparties. For financial contracts, risk is minimised by making agreements only with leading financial institutions and industrial companies that have a high credit rating. Funds can be invested in counterparties with a credit rating equal to or better than A1/P1 short-term or AA-/aa3 long-term rating. Counterparty risk is closely monitored, with the total exposure calculated on a regular basis.

Customer Credit Risks

Outstanding trade receivables represent a short-term credit risk. The Group has therefore established a Corporate Credit Policy setting out the internal rules and methods to evaluate customers. All customers are regularly assessed accordingly on their creditworthiness, with their receivables being carefully controlled.

Country risks are monitored on a continuous basis and credit granting is restricted in countries where the political and/or economic situation is unstable. Currently, 78% of the Group's trade receivables originates from the European Union and North America, which represent a very low risk.

Weighted Average Cost of Capital

The Group's weighted average cost of capital (WACC) represents the aggregate cost of debt and equity. The cost of equity represents a risk-free long-term interest rate of 3.9% with an added equity risk premium of 4%, giving an aggregate cost after tax of 7.9%. The pre-tax cost of equity is approximately 11% and, with a debt/equity ratio of 0.8 and using a spread of 1.2% on the debt, the WACC before tax is around 8.5%, being the figure comparable to return on captial employed (ROCE). The corresponding WACC after tax is 6.0%.

The rate of return required on all Stora Enso investments is defined in terms of WACC and must over time exceed WACC in order to create additional value. The return requirement level set above applies to the Stora Enso Group. For investments in some regions or countries a risk premium is added to the risk-free rate to take into account uncertainties and the additional risk of doing business there. Stora Enso also adjusts the return requirement for different businesses based on earnings volatility and perceived business risk.

All development investments in Stora Enso must meet the requirements above. The risk and return requirement of investment activity is reviewed continuously by the operative Investment Committee. During 2006, the committee examined several investment proposals and audited ten major projects started up in 2004 and 2005.

Read more about
- **Risk Management in Note 2 on p. 48**
- **Financial Instruments in Note 25 on pp. 92–93**
- **Debt Investors and Funding Structure on p. 10**
- **Corporate Governance in Company 2006 report on pp. 34–39**
- **Investment Committee in Company 2006 report on p. 38**
- **Energy in Sustainability 2006 report on p. 21 and Energy Efficieny on p. 23**

Report on Operations

Comparatives

Comparative figures in tables are given for the previous two years for both Balance Sheet and Income Statement items; comparatives in text are given in brackets for the previous year unless otherwise stated.

Markets and Deliveries

Demand growth in printing and writing paper recovered slightly in 2006, and global demand grew by 2% after 1% growth in 2005. Coated woodfree paper and SC paper led the way with almost 4% growth, whereas uncoated woodfree and coated mechanical paper advanced by only 1%. Growth was fastest in Eastern Europe, China and Latin America, where growth ran at 7–10%. Growth in North America was flat and demand in Western Europe grew by less than 1%.

Despite the recent modest growth in capacity in the printing and writing paper sector, exports still account for a high proportion of Western European production, with a quarter of coated magazine paper production exported. Imports of printing and writing paper, particularly coated woodfree paper, have continued to grow strongly in North America, where imports currently account for over a quarter of market demand.

Demand for packaging board has remained steady and was somewhat stronger than in 2005 in Europe and North America. Growth was fastest in Eastern Europe and China, however.

Wood products have benefited from strong construction activity, boosting demand in Europe, the Middle East and Japan. However, constraints on the availability of sawlogs have restricted supply. Demand for sawn softwood in North America has plummeted, due to a rapid slowdown in the housing market.

Estimated Consumption of Paper and Board in 2006

Tonnes, million	Europe	North America	Asia & Oceania
Newsprint	11.0	9.8	13.1
Uncoated magazine paper	6.3	6.2	2.1
Coated magazine paper	7.6	5.9	3.2
Uncoated fine paper	*9.8	12.9	21.9
Coated fine paper	8.2	6.4	11.9
Cartonboards	**6.1	13.3	17.3
Sawn softwood (million m³)	100	120	n.a.

* Excl. specialities

** Incl. folding box board, solid bleached and white-lined chipboard

Source: International softwood conference, PPPC, RISI, Stora Enso

The Group's paper and board deliveries totalled 14 618 000 tonnes in 2006, which is 468 000 tonnes more than in 2005, and production increased by 380 000 tonnes to 14 699 000 tonnes. Deliveries of wood products decreased by 169 000 m³ to 6 572 000 m³. Market-related production curtailments totalled 467 000 (141 000) tonnes, mostly in coated magazine paper, due to some lost market share.

Deliveries by Segment

	Year Ended 31 December			Change	Curtailments	
1 000 tonnes	2004	2005	2006	%	2005	2006
Publication Paper	7 315	7 008	6 929	-1	66	356
Fine Paper	3 596	3 521	3 839	9	19	18
Packaging Boards	3 499	3 621	3 850	6	56	93
Total Paper and Board Deliveries	**14 410**	**14 150**	**14 618**	**3**	**141**	**467**
Wood Products, 1 000 m³	6 664	6 741	6 572	-3		
Corrugated Boards, million m²	570	855	974	14		

The impact of the 7-week, industry-wide labour dispute in Finland in 2005 distorts comparison of the year-on-year figures. It is estimated that the dispute negatively impacted operating profit in 2005 by approximately EUR 190 million.

Sales at EUR 14 593.9 million were EUR 1 406.4 million or 10.7% higher than in 2005. Higher prices, especially in newsprint, and increased deliveries accounted for two-thirds of the sales increase. The Schneidersöhne and Arapoti acquisitions, partly offset by the divestments of Grycksbo, Pankakoski, Celbi and Wolfsheck mills, accounted for the remainder of sales growth.

Operating profit excluding non-recurring items increased by EUR 400.0 million to EUR 757.5 million and was higher in all segments. Operating profit includes a negative non-cash effect of EUR 12.1 million (negative EUR 8.0 million) comprising EUR -17.0 million due to the fair valuation of share-based compensation, partly offset by EUR 4.9 million from the released government grant related to CO_2 emission rights. Both these non-cash items are reported under other operations.

Publication Paper operating profit improved as prices increased. The standstill at Port Hawkesbury Mill in Canada burdened operating profit by approximately EUR 45 million during the year. The mill restarted production in the fourth quarter. Fine Paper operating profit improved as sales volumes increased, and Merchants operating profit was considerably boosted by the Schneidersöhne acquisition. Packaging Boards operating profit improved as sales volumes increased. Wood Products operating profit improved as sales prices rose. Currency movements, mainly weakening of the US dollar, had a negative impact on operating profit of EUR 12.2 (positive 33.6) million net of currency hedges.

Operating profit including non-recurring items totalled EUR 623.8 (EUR -59.8) million. The non-recurring items in operating profit amounted to EUR -133.7 million, the main items being EUR -166.2 million of net capital gains and losses and restructuring provisions related to the previously announced Asset Performance Review (APR), EUR -24.0 million due to impairment of assets in Wood Products, EUR 30.0 million due to release of provisions following the settlement of tax cases and EUR 30.0 million due to a decrease in pension expenses related to a change in the Group's accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

Income Statement in Brief

	Year Ended 31 December			Change	Per Share, EUR		
EUR million	**2004**	**2005**	**2006**	**%**	**2004**	**2005**	**2006**
Sales	**12 395.8**	**13 187.5**	**14 593.9**	**10.7**	**14.96**	**16.51**	**18.51**
EBITDA excl. non-recurring items	1 508.4	1 487.4	1 848.2	24.3	1.82	1.86	2.34
Operating profit excl. non-recurring items	426.7	357.5	757.5	-	0.52	0.45	0.96
Goodwill amortisation	-90.3	-	-	-	-0.11	-	-
Non-recurring items	399.1	-417.3	-133.7	-	0.48	-0.52	-0.17
Operating Profit	**735.5**	**-59.8**	**623.8**	-	**0.89**	**-0.07**	**0.79**
Share of result in associated companies	38.9	67.2	87.4	-	0.05	0.08	0.11
Net financial items	-106.0	-151.6	-79.4	-	-0.13	-0.19	-0.10
Profit before Tax	**668.4**	**-144.2**	**631.8**	-	**0.81**	**-0.18**	**0.80**
Income tax	97.6	36.8	-42.6	-	0.11	0.05	-0.05
Net Profit for the Period	**766.0**	**-107.4**	**589.2**	-	**0.92**	**-0.13**	**0.75**
Minority interests	-8.1	-3.7	-4.2	-	-0.01	-0.01	-0.01
Net Profit attributable to Company Shareholders	**757.9**	**-111.1**	**585.0**	-	**0.91**	**-0.14**	**0.74**
Net Profit for the Period excl. Non-recurring Items	**211.1**	**226.6**	**435.3**	-	**0.25**	**0.28**	**0.55**

Sales, Operating Profit and Return on Operating Capital by Segment

EUR million	Sales 2004	Sales 2005	Sales 2006	Operating Profit 2004	Operating Profit 2005	Operating Profit 2006	ROOC, % * 2004	ROOC, % * 2005	ROOC, % * 2006
Publication Paper	4 621.4	4 675.9	4 773.4	104.6	193.3	251.6	2.5	4.7	6.2
Fine Paper	2 668.8	2 690.3	2 956.3	54.5	62.2	166.0	2.0	2.4	7.1
Merchants	637.9	1 173.2	1 907.2	11.2	3.3	32.7	6.9	0.9	6.0
Packaging Boards	3 053.4	3 190.2	3 531.5	271.3	220.0	323.4	9.3	7.6	11.5
Wood Products	1 566.8	1 588.3	1 676.4	34.7	-3.1	59.1	5.3	-0.5	9.2
Wood Supply	2 481.5	2 501.9	2 647.2	32.3	-11.8	2.8	5.8	-4.4	0.7
Other	-2 634.0	-2 632.3	-2 898.1	-81.9	-106.4	-78.1	-	-	-
Goodwill amortisation	-	-	-	-90.3	-	-	-	-	
Total excl. Non-Recurring Items	**12 395.8**	**13 187.5**	**14 593.9**	**336.4**	**357.5**	**757.5**	**3.1**	**3.3**	**6.6**
Non-recurring items	-	-	-	399.1	-417.3	-133.7	-	-	-
Total	**12 395.8**	**13 187.5**	**14 593.9**	**735.5**	**-59.8**	**623.8**	**6.7**	**-0.5**	**5.4**

*) ROOC = Return On Operating Capital, Group figures represent Return On Capital Employed ("ROCE")

External Sales by Destination and Origin

EUR million	Sales by Destination 2006	%	Sales by Origin 2006	%
Austria	304.1	2.1	353.0	2.4
Baltic States	202.9	1.4	323.0	2.2
Belgium	298.3	2.0	336.0	2.3
Czech Republic	156.7	1.1	215.3	1.5
Denmark	248.3	1.7	58.1	0.4
Finland	862.3	5.9	4 224.0	28.9
France	940.4	6.4	398.2	2.7
Germany	2 401.1	16.5	2 313.9	15.9
Italy	414.3	2.8	15.0	0.1
Netherlands	631.7	4.3	351.8	2.4
Poland	299.5	2.1	202.3	1.4
Portugal	45.4	0.3	94.9	0.7
Spain	521.8	3.6	117.0	0.8
Sweden	1 133.6	7.8	3 116.6	21.4
UK	891.1	6.1	33.6	0.2
Russia	236.8	1.6	205.8	1.4
Other Europe	896.0	6.1	212.9	1.4
Total Europe	**10 484.3**	**71.8**	**12 571.4**	**86.1**
Africa	162.3	1.1	-	-
Australia / New Zealand	112.6	0.8	9.8	0.1
Brazil	111.0	0.8	197.3	1.3
Canada	120.0	0.8	57.2	0.4
China (incl. Hong Kong)	273.1	1.9	67.0	0.5
Japan	345.6	2.4	5.9	0.0
Other Asia	356.6	2.4	9.9	0.1
Middle East	406.1	2.8	-	-
USA	2 012.6	13.8	1 675.2	11.5
Other Latin America	170.7	1.2	-	-
Others	39.0	0.2	0.2	0.0
Total	**14 593.9**	**100.0**	**14 593.9**	**100.0**

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006
Operating Profit Includes					
Divestments	-23.2	-11.0	164.5	-	130.3
Reorganisation and restructuring provisions	-	-	-189.0	-	-189.0
Impairment of fixed assets and goodwill	-	-	-138.5	-	-138.5
Other	-	17.7	-14.2	60.0	63.5
Operating Profit Total	**-23.2**	**6.7**	**-177.2**	**60.0**	**-133.7**
Financial Items Includes					
Sampo shares	130.0	-	-	-	130.0
Finnlines shares	-	-	-	33.0	33.0
Financial Items Total	**130.0**	**0.0**	**0.0**	**33.0**	**163.0**
Tax Includes					
Old tax cases solved	-	-	-	102.0	102.0
Tax impact of non-recurring items	-38.7	-4.6	93.3	-31.6	18.4
Tax Total	**-38.7**	**-4.6**	**93.3**	**70.4**	**120.4**
Impact on Net Result	**68.1**	**2.1**	**-83.9**	**163.4**	**149.7**

Sales and Operating Profit


Eur million
%
15 000
12 500
10 000
7 500
5 000
2 500
0
-2 500
12
10
8
6
4
2
0
-2
02
03
04
05
06
Sales
Operating profit as % of sales
Operating profit excl. non-recurring items, as % of sales

Operating Profit


EUR million
1 000
800
600
400
200
0
-200
02
03
04
05
06
Excluding non-recurring items

Profit before Tax and Minority Interests


EUR million
%
1 000
800
600
400
200
0
-200
-400
10
8
6
4
2
0
-2
-4
02
03
04
05
06
Profit before tax and minority interests excl. non-recurring items, as % of sales
Excluding non-recurring items

Profit for the Period *)


EUR million
900
750
600
450
300
150
0
-150
-300
02
03
04
05
06

*) attributable to Company shareholders

Return on Capital Employed (ROCE)


%
8
7
6
5
4
3
2
1
02
03
04
05
06

Excluding non-recurring items

Return on Equity (ROE)


%
12
9
6
3
0
-3
02
03
04
05
06

Non-Recurring Items by Segment

EUR million	2004	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Publication Paper	88.3	-188.6	-2.9	4.4	-225.2	11.4	-212.3
Fine Paper	76.5	-29.9	-22.0	3.8	72.0	8.5	62.3
Merchants	1.0	-7.4	-	-	-	0.4	0.4
Packaging Boards	84.4	-137.2	-	-5.5	-	4.3	-1.2
Wood Products	16.8	-52.5	1.7	1.2	-24.0	0.4	-20.7
Wood Supply	126.7	-2.8	-	1.5	-	0.7	2.2
Other	5.4	1.1	-	1.3	-	34.3	35.6
Total Operating Profit	399.1	-417.3	-23.2	6.7	-177.2	60.0	-133.7

Publication Paper

Operating profit excluding non-recurring items was EUR 251.6 (EUR 193.3) million, an increase of EUR 58.3 million on 2005 mainly due to higher sales prices, especially in newsprint, partly offset by the ten-month standstill at Port Hawkesbury Mill in Canada and higher energy costs. Production curtailments totalled 356 000 (66 000) tonnes.

EUR million	2004	2005	2006
Sales	4 621.4	4 675.9	4 773.4
Operating profit*	104.6	193.3	251.6
% of sales	2.3	4.1	5.3
Operating capital	4 095.8	4 179.9	3 946.9
ROOC, %**	2.5	4.7	6.2
Average number of employees	12 884	12 450	11 972
Deliveries, 1 000 t	7 315	7 008	6 929
Production, 1 000 t	7 317	7 087	6 955
Market-related production curtailments 1 000 t	240	66	356

*) Excluding non-recurring items and goodwill amortisation.

**) ROOC = 100%*Operating profit/Operating capital

Fine Paper

Operating profit excluding non-recurring items was EUR 166.0 (EUR 62.2) million, an increase of EUR 103.8 million on 2005. Profit increase was due to higher deliveries and production volumes compared to year 2005, which was impacted by the labour dispute in the Finnish mills. Production curtailments were totalled to 18 000 (19 000) tonnes.

EUR million	2004	2005	2006
Sales	2 668.8	2 690.3	2 956.3
Operating profit*	54.5	62.2	166.0
% of sales	2.0	2.3	5.6
Operating capital	2 615.0	2 553.4	2 149.8
ROOC, %**	2.0	2.4	7.1
Average number of employees	7 758	7 637	6 837
Deliveries, 1 000 t	3 596	3 521	3 839
Production, 1 000 t	3 727	3 554	3 861
Market-related production curtailments 1 000 t	28	19	18

*) Excluding non-recurring items and goodwill amortisation.

**) ROOC = 100%*Operating profit/Operating capital

Merchants

Operating profit excluding non-recurring items was EUR 32.7 (EUR 3.3) million, an increase of EUR 29.4 million on 2005 mainly due to full-year consolidation of Schneidersöhne Group acquired in August 2005. The successful integration of recent acquisitions has also increased profitability by decreasing costs and improving efficiency.

Packaging Boards

Operating profit excluding non-recurring items was EUR 323.4 (EUR 220.0) million, an increase of EUR 103.4 million on 2005 mainly due to higher deliveries and prices partially offset by higher costs, especially energy. Production curtailments were totalled to 93 000 (56 000) tonnes.

EUR million	2004	2005	2006
Sales	3 053.4	3 190.2	3 531.5
Operating profit*	271.3	220.0	323.4
% of sales	8.9	6.9	9.2
Operating capital	2 964.6	2 851.1	2 753.5
ROOC, %**	9.3	7.6	11.5
Average number of employees	10 860	12 454	12 106
Deliveries, 1 000 t	3 499	3 621	3 850
Production, 1 000 t	3 475	3 678	3 883
Market-related production curtailments 1 000 t	96	56	93

*) Excluding non-recurring items and goodwill amortisation.
**) ROOC = 100%*Operating profit/Operating capital

Wood Products

Operating profit excluding non-recurring was EUR 59.1 (EUR -3.1) million, an increase of EUR 62.2 million due to internal efficiency efforts and positive market development, which compensated increasing wood prices.

EUR million	2004	2005	2006
Sales	1 566.8	1 588.3	1 676.4
Operating profit*	34.7	-3.1	59.1
% of sales	2.2	-0.2	3.5
Operating capital	674.0	659.4	625.9
ROOC, %**	5.3	-0.5	9.2
Average number of employees	4 856	5 081	4 894
Deliveries, 1 000 m³	6 664	6 741	6 572

*) Excluding non-recurring items and goodwill amortisation.
**) ROOC = 100%*Operating profit/Operating capital

Wood Supply

Operating profit excluding non-recurring items was EUR 2.8 (EUR -11.8) million, an improvement of EUR 14.6 million on 2005.

Other

Operating loss excluding non-recurring items amounted to EUR 78.1 (EUR 106.4) million. This consists of unallocated corporate overhead costs, logistics, energy and sales network operations costs, and fair valuation of share-based payments.

The share of associated company results amounted to EUR 87.4 (EUR 67.2) million; the main positive contributors were Bergvik Skog AB and Veracel.

Net financial items were EUR -79.4 (EUR -151.6) million, including non-recurring capital gains of EUR 163.0 million from the sale of Sampo and Finnlines shares. Net interest expenses increased by EUR 59.8 million to EUR -224.8 (EUR -165.0) million, mainly due to higher average net debt and interest rates. The net foreign exchange loss on borrowings, currency derivatives and bank accounts was EUR 25.1 (gain of EUR 14.4) million.

Other financial items, excluding non-recurring capital gains of EUR 163.0 million, rose to EUR 7.5 million from EUR -1.0 million, mainly due to unrealised changes in fair values of financial instruments, including Total Return Swaps. These unrealised fair value changes are non-cash items.

Net Financial Items

EUR million	2004	2005	2006
Net interest	-141.3	-165.0	-224.8
Foreign exchange profit/loss	-1.1	14.4	-25.1
Valuation of financial instruments	32.1	-8.1	0.0
Other financial items	4.3	7.1	170.5
Total	**-106.0**	**-151.6**	**-79.4**

Profit before taxes and minority interests excluding non-recurring items totalled EUR 602.5 (EUR 273.1) million.

Net taxes totalled EUR -42.6 (EUR 36.8) million; taxes were positively impacted by EUR 102.0 million of tax provisions released following the settlement of tax cases. The tax rate for the year was 27.1% excluding non-recurring items.

The profit attributable to minority shareholders was EUR 4.1 (EUR 3.7) million, leaving a profit of EUR 585.0 (EUR -111.1) million attributable to Company shareholders.

Earnings per share were EUR 0.55 (EUR 0.28) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.74 (EUR -0.14). Cash earnings per share were EUR 1.94 (EUR 1.70) excluding non-recurring items.

The return on capital employed was 6.6% (3.3%) excluding non-recurring items. Capital employed was EUR 11 331.8 million on 31 December 2006, a net decrease of EUR 771.2 million. Operative working capital was EUR 2 174.5 million, a decrease of EUR 158.5 million during the year as inventories were reduced.

	2004	2005	2006
EPS (basic), EUR	0.91	-0.14	0.74
EPS excl. non-recurring items, EUR	0.25	0.28	0.55
Cash earnings per share (CEPS), EUR	2.04	1.65	2.34
CEPS excl. non-recurring items, EUR	1.67	1.70	1.94
ROCE, %	6.7	-0.5	5.4
ROCE excl. non-recurring items, %	3.1	3.3	6.6
Return on equity (ROE), %	9.7	-1.4	7.7
Debt/equity ratio	0.40	0.70	0.54
Equity per share, EUR	9.29	9.16	9.89
Equity ratio, %	47.8	41.0	45.3

Change in EPS from 2005 to 2006

EUR


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.28
0.21
0.21
-0.03
-0.12
0.01
0.02
-0.07
0.04
0.55
1. 2. 3. 4. 5. 6. 7. 8. 9. 10.

1. EPS 2005 2. Sales prices and mix 3. Sales volume 4. Variable costs 5. Energy 6. Fixed costs 7. Associated companies 8. Financing 9. Other 10. EPS 2006

Excluding non-recurring items

Change in Operating Profit

EUR million


800
700
600
500
400
300
200
100
357.5
58.3
103.8
29.4
103.4
62.2
14.6
28.3
757.5
1. 2. 3. 4. 5. 6. 7. 8. 9.

1. Operating Profit 2005 2. Publication Paper 3. Fine Paper 4. Merchants 5. Packaging Boards 6. Wood Products 7. Wood Supply 8. Other 9. Operating Profit 2006

Excluding non-recurring items

Equity per Share

EUR


10
8
6
4
2
02 03 04 05 06

Earnings and Dividend per Share

EUR


0.6
0.5
0.4
0.3
0.2
0.1
02 03 04 05 *06

■ Earnings per share, excl. non-recurring items
□ Dividend per share
* Board's dividend proposal

Cash Earnings per Share

EUR


2.5
2.0
1.5
1.0
0.5
02 03 04 05 06

Excluding non-recurring items

Cash Flow by Segment

EUR million	Publication Paper	Fine Paper	Packaging Boards	Wood Products	Other	Total
Operating profit, excl. non-recurring items	251.6	198.7	323.4	59.1	-75.3	757.5
Depreciation, non-recurring items and adjustments	317.2	387.6	288.4	60.0	-116.9	936.3
Change in working capital	232.7	203.0	21.5	2.9	-261.0	199.1
Cash Flow from Operations	**801.5**	**789.3**	**633.3**	**122.0**	**-453.2**	**1 892.9**
Capital expenditure	-172.9	-106.0	-147.8	-32.9	-123.8	-583.4
Cash Flow After Investing Activities	**628.6**	**683.3**	**485.5**	**89.1**	**-577.0**	**1 309.5**

Financing

Cash flow from operations was EUR 1 892.9 (EUR 1 057.0) million and cash flow after investing activities EUR 1 309.5 (EUR -88.3) million.

At the end of the year, interest-bearing net liabilities were EUR 4 233.9 million, a decrease of EUR 850.2 million mainly because improved cash flow and the divestment of Celbi Pulp Mill more than offset the acquisition of Arapoti Mill in Brazil. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.1 billion.

Capital Structure

EUR million	2004	2005	2006
Fixed assets	10 848.2	11 616.8	11 234.7
Working capital	691.9	1 125.7	970.5
Operating Capital	**11 540.1**	**12 742.5**	**12 205.2**
Net tax liabilities	-1 295.3	-1 064.6	-873.4
Capital Employed	**10 244.8**	**11 677.9**	**11 331.8**
Associated companies	568.1	719.9	805.2
Total	**10 812.9**	**12 397.8**	**12 137.0**
Equity attributable to Company shareholders	7 625.4	7 220.1	7 799.6
Minority interests	136.1	93.6	103.5
Net interest-bearing liabilities	3 051.4	5 084.1	4 233.9
Financing Total	**10 812.9**	**12 397.8**	**12 137.0**

Capital Employed

EUR million	Operating Capital		Net Tax Liabilities		Capital Employed	
Finland	4 071.5	33.4%	357.3	40.9%	3 714.2	32.8%
Sweden	2 548.4	20.9%	433.2	49.6%	2 115.2	18.7%
USA	1 743.4	14.3%	58.7	6.7%	1 684.7	14.9%
Germany	994.1	8.1%	19.2	2.2%	974.9	8.6%
Belgium	510.9	4.2%	4.0	0.5%	506.9	4.5%
Brazil	363.7	3.0%	-6.6	-0.8%	370.3	3.3%
Canada	272.1	2.2%	-0.6	-0.1%	272.7	2.4%
Baltic States	250.0	2.1%	0.5	0.1%	249.5	2.2%
France	233.3	1.9%	2.5	0.3%	230.8	2.0%
China (incl. Hong Kong)	227.7	1.9%	0.2	0.0%	227.5	2.0%
Poland	204.8	1.7%	15.2	1.7%	189.6	1.6%
Other	785.3	6.3%	-10.2	-1.1%	795.5	7.0%
Total	**12 205.2**	**100.0%**	**873.4**	**100.0%**	**11 331.8**	**100.0%**

Shareholders' equity amounted to EUR 7 799.6 million or EUR 9.89 (EUR 9.16) per share. Due to the change in the Group's accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans, the equity decreased by EUR 305.3 million. However, the fair valuation of assets held for sale increased equity by EUR 388.0 million. Both these valuation items were non-cash. The market capitalisation on the Helsinki Stock Exchange on 31 December 2006 was EUR 9.5 billion.

The debt/equity ratio at 31 December 2006 was 0.54 (0.70).

Capital Expenditure

Capital expenditure in 2006 totalled EUR 583.4 million, which is 54% of scheduled depreciation and 4% of sales. The Group's capital expenditure for 2007 is expected to be about EUR 900 million.

The main projects during the year were the Skoghall Energy 2005 project (EUR 34.3 million), the new boiler at Hylte Mill (EUR 27.0 million), land acquisitions in Latin America (EUR 25.8 million), the completion of the new paper machine 12 at Kvarnsveden Mill (EUR 19.3 million) and the plantation project at Guangxi (EUR 18.5 million).

Several new investment projects were approved during 2006 in new growth markets and mature markets.

Stora Enso signed an agreement with Shandong Huatai Paper in China to form a joint-venture company in publication paper. The total investment is estimated to be approximately USD 100 million (EUR 80 million) of which Stora Enso's share is 60%. The production of the paper machine, which is expected to start up in late 2007, will be utilised to satisfy the growing market for offset printing papers in China.

Stora Enso decided to build its third corrugated packaging plant in Russia, at Lukhovitsy, some 130 km southeast of Moscow. The capital expenditure is estimated at EUR 54 million with production starting up in the first quarter of 2008. Stora Enso has positive experience of the corrugated packaging business in Russia and aims to be the leading producer of corrugated board in the European part of Russia.

Stora Enso will upgrade and expand its sawmilling operations in Russia, investing EUR 31.5 million at Nebolchi Sawmill and EUR 12.5 million at Impilahti Sawmill. These investments, which will enhance the competitiveness of Stora Enso's sawmilling business and wood procurement in Russia, will upgrade the sawmills to manufacture products with added value and also improve access to the fast-growing building material markets in Russia.

At Bad St. Leonhard Sawmill in Austria Stora Enso is investing EUR 16.8 million in a cross-laminated element plant. The investment will provide access to the rapidly growing massive building element market in Central Europe.

At Varkaus Mill in Finland Stora Enso is investing EUR 54.8 million in rebuilding fine paper machine 3 to improve efficiency at the mill and profitability in the Office Paper business area. The project is scheduled to be completed in December 2007. Stora Enso is also investing approximately EUR 47 million in rebuilding the woodhandling department at Varkaus Mill.

Stora Enso will invest approximately EUR 27 million in coreboard production at Wisconsin Rapids Mill in the USA. Paper machine 12 will be rebuilt and restarted for coreboard production in response to customer needs. Coreboard production capacity will increase from 36 000 to 85 000 tonnes per year and the raw material will continue to be recycled paper and board. The rebuilt PM 12 will be one of the most cost-competitive coreboard machines in North America.

At Anjala Mill in Finland Stora Enso is investing EUR 32.4 million in rebuilding the finishing department. The investment will improve the mill's productivity by increasing its finishing capacity and rationalising operations. The new finishing department is scheduled to be in operation by the end of 2007.

Stora Enso is investing EUR 25.3 million in a new sheeting line at its Oulu Mill in Finland. The purpose of the investment is to allow a larger proportion of the mill's output to be sheeted at the mill site. The additional sheeting capacity is expected to be in operation by mid 2008.

Change in Interest-bearing Net Liabilities



EUR million
6 000
5 000
4 000
3 000
2 000
1 000
5 084.1
-1 892.9
215.4
251.6
583.4
357.5
-696.4
348.2
59.2
-76.2
4 233.9
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.

1. Interest-bearing Net Liabilities 1 Jan 2006 2. Cash Flow from Operations 3. Taxes Paid 4. Net Interest Paid 5. Capital Expenditure 6. Acquisitions 7. Sale of Assets 8. Dividend 9. Hedging Cash Flow 10. Currency Effect 11. Interest-bearing Net Liabilities 31 Dec 2006

Change in Capital Employed



EUR million
12 500
10 000
7 500
5 000
2 500
11 677.9
-674.3
64.9
-155.3
171.9
454.1
-207.4
11 331.8
1.
2.
3.
4.
5.
6.
7.
8.

1. Capital Employed 1 Jan 2006 2. Investing activities, net of depreciation 3. Acquisitions and disposals 4. Change in working capital 5. Change in net tax liabilities 6. Other 7. Translation differences 8. Capital Employed 31 Dec 2006

Capital Expenditure and Depreciation



EUR million
%
1 500
1 200
900
600
300
15
12
9
6
3
02
03
04
05
06

Capital expenditure
Depreciation
Capital expenditure, as % of sales

Debt/Equity Ratio



0.7
0.6
0.5
0.4
0.3
0.2
0.1
02
03
04
05
06

Target ≤ 0.8

Changes in Group Composition during 2006

In February Stora Enso signed an agreement to sell its Grycksbo Mill in Sweden to Accent, a Stockholm-based private equity firm. The transaction, which was part of Stora Enso's Asset Performance Review (APR), was closed on 31 March 2006. The sales price of the equity was SEK 350 million (EUR 37 million). The Group also signed an agreement to sell its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The sales price was SEK 10 million (EUR 1 million). The transfer took effect immediately after the announcement on 28 February and included buildings, stocks and production assets.

In June Stora Enso signed an agreement to sell Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill in Portugal, to Altri, a Portuguese company with steel, pulp and paper operations. The sales price of Celbi's equity was EUR 428 million. The transaction was finalised in August.

In July Stora Enso sold its Pankakoski Mill in Finland to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The debt-free sales price was EUR 20 million.

In August Stora Enso reached an agreement to acquire from International Paper 100% of the shares in Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda., which were combined as Stora Enso Arapoti. These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper. The deal comprised a paper mill producing coated mechanical paper, a sawmill and about 50 000 hectares of land, including about 30 000 hectares of productive plantations; the enterprise value was approximately USD 420 million (EUR 333 million) and the transaction was closed on 1 September.

Also in August Stora Enso divested its Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG. The transaction was an asset deal and the purchase price was one euro. The transaction was closed on 1 September.

Research and Development

Stora Enso spent EUR 79.4 (EUR 88.0) million on research and development, equivalent to 0.5% of sales.

R&D on paper products in 2006 addressed raw material costs and production efficiency. R&D related to packaging products continues to focus on product performance and developing new packaging solutions.

Environmental Issues

Stora Enso's environmental costs excluding depreciation were EUR 156.7 (EUR 168.8) million, the main items being EUR 47.8 million of environmental taxes, fees, refunds and permit-related costs, EUR 33.2 million of chemicals and materials and EUR 31.0 million of repairs and maintenance.

Environmental liabilities at 31 December totalled EUR 41.6 (EUR 44.1) million, mainly due to the removal of mercury and other contaminants from sites in Sweden and Finland. There are currently no active or pending legal claims concerning environmental issues which could have a material adverse effect on Stora Enso's financial position.

Environmental investments, which totalled EUR 86.3 (EUR 64.5) million, were mainly intended to improve air and water quality, enhance resource utilisation and minimise the risk of accidental spills.

A verified report on environmental matters is published in the separate Sustainability 2006 Report.

Personnel

On 31 December 2006 there were 43 887 employees, 2 777 less than at the end of 2005. The average number of employees decreased by 535 persons during the year to 45 631. The decline resulted from the net effects of the Profit 2007 programme, the divestments and closures resulting from the APR programme, and the acquisition of Arapoti. Also, the acquisition of Schneidersöhne in 2005 increased the average number of employees as it had a full-year impact in 2006.

Personnel expenses totalled EUR 2 225.5 (EUR 2 182.5) million or 15.2% of sales. Wages and salaries were EUR 1 674.7 (EUR 1 637.3) million, pensions EUR 232.2 (EUR 240.5) million and other statutory employer costs EUR 287.1 (EUR 289.4) million.

Personnel

	2004	2005	2006
Average number of employees	43 779	46 166	45 631
Number of employees at the end of period	45 307	46 664	43 887
Total personnel expenses, EUR million	1 907.9	2 182.5	2 225.5
of which wages and salaries, EUR million	1 597.8	1 637.3	1 674.7

Read more about personnel issues in the Company 2006 and Sustainability 2006 reports.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

On 9 August 2006 Stora Enso was notified that the European Commission had closed its investigation in respect of the fine paper sector and on 16 November the Group was notified that the Commission has closed its investigation in relation to a suspected cartel in the publication paper sector.

On 13 December 2006 the US Antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA from autumn 2002 until spring 2003. No Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and will enter a plea of not guilty before the court at the arraignment in response to the indictment. The indictment concludes the investigation that began in May 2004. The Group expects the trial to occur in 2007.

On 21 December 2006 Stora Enso announced that the Finnish Competition Authority had proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchasing of wood in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless.

No provision has been made in Stora Enso's accounts for the above-mentioned investigations and lawsuits.

Changes in the Board of Directors

The AGM approved a proposal that the Board of Directors shall have ten members. Dominique Hériard Dubreuil was elected as a new member. Harald Einsmann was not seeking re-election.

Changes in Top Management

Arno Pelkonen, Senior Executive Vice President, Strategy and Emerging Markets resigned from Stora Enso on 12 January 2006.

Yngve Stade, Senior Executive Vice President, Corporate Support and Country Manager Sweden, retired on 31 March 2006.

Magnus Diesen, Executive Vice President, Corporate Strategy, retired on 30 September 2006.

On 17 October 2006 Stora Enso announced that the Board of Directors had appointed Jouko Karvinen, M.Sc. (Eng.), as the new CEO of Stora Enso. He joined the company on 1 January 2007 and will take up the position of CEO following the Annual General Meeting (AGM) on 29 March 2007. He was previously Chief Executive Officer of Philips Medical Systems Division and a member of the Board of Management of Royal Philips Electronics.

Jukka Härmälä will leave the position of CEO following the AGM on 29 March 2007. He will continue to undertake special assignments specified by the Board of Directors of Stora Enso until the end of August 2007.

Changes in Organisational Structure

The following changes took effect from 1 February 2006.

Finance and Strategy

Strategy, Mergers & Acquisitions, Business Intelligence, Investments and Corporate Affairs were merged with Finance, Accounting, Legal and IR. The new staff function, Finance and Strategy, is headed by Hannu Ryöppönen, CFO.

Latin America

The Latin America division, headed by Nils Grafström, Executive Vice President, Latin America, reports to Jukka Härmälä, CEO.

The following changes took effect from 1 April 2006.

Corporate Technology and Asia Pacific

The new staff function Corporate Technology and Asia Pacific is responsible for Energy Services, Corporate R&D, the Pulp Competence Centre, Asia Pacific and Russia. It is headed by Markku Pentikäinen, Executive Vice President, who reports to Jukka Härmälä, CEO.

Corporate Services

Corporate Services includes Corporate IT, HR, Business Excellence and Procurement, and is headed by Christer Ågren, Senior Executive Vice President and Country Manager Sweden.

Forest Products

Environment services report to Elisabet Salander Björklund, Senior Executive Vice President, Stora Enso Forest Products.

Share Capital

The Annual General Meeting (AGM) of Stora Enso Oyj on 21 March 2006 decided to lower the Company's share capital by EUR 39.9 million through the cancellation of 38 600 A shares and 23 240 000 R shares. These shares had been repurchased at a cost of EUR 249.1 million, and the reduction in share capital was registered in the Finnish Trade Register on 31 March 2006.

The 2006 AGM also authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company. There were no share repurchases during 2006.

By 31 December 2006 the Company had allocated 20 825 R shares under the terms of the Stora Enso North America Option Plan.

During the year a total of 18 061 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 November 2006.

At the year end Stora Enso had 178 103 117 A shares and 611 435 382 R shares in issue, of which the Company held no A shares and 952 627 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company's share capital and 0.04% of the voting rights.

Events after the Period

On 29 January Stora Enso announced that it had signed a loan agreement with the European Investment Bank (EIB) for a EUR 140 million loan facility to finance part of Stora Enso's investment in research and development in Finland and Sweden for the next five years.

On 18 January 2007 the Group signed a five-year labour agreement with United Steelworkers in Central Wisconsin, USA. The net reduction in the Defined Benefit Obligations due to the new agreement is USD 125.1 (EUR 95.0) million, of which USD 40.8 (EUR 31.0) million will be recorded as non-recurring income to personnel expenses in the first quarter of 2007, the remaining part being amortised over the average period to full retirement eligibility of approximately eight years.

Outlook

In Europe the demand outlook for advertising-driven papers is fairly positive as economic growth is expected to stimulate consumption. However, demand for publication papers seasonally slows in the first quarter, and the coated magazine paper market is expected to remain competitive. Price negotiations for contracts renewing in early 2007 are still continuing.

In Europe the outlook for fine paper remains healthy, with demand and shipments in the first quarter predicted to be up on a year ago and the previous quarter. Higher prices are anticipated in uncoated fine paper, and price increases have been announced in coated fine paper. Demand in packaging board markets is forecast to be generally good with prices remaining stable. In wood products the demand outlook remains favourable despite some seasonal slowing in the construction sector; some further firming of prices is foreseen.

In North America markets will remain soft for publication paper grades, at least in the short term, with some price erosion. The coated fine paper market is expected to remain stable with unchanged prices.

In China coated fine paper demand is forecast to improve later in the spring and prices to firm up.

In Latin America modest demand growth is anticipated, but downward price pressure is increasing.

The Group's operational cost inflation is forecast to be 2–2.5% higher in 2007 compared with 2006 levels, primarily because of increased wood costs.

Annual General Meeting

The Annual General Meeting will be held at 16.00 (Finnish time) on Thursday 29 March 2007 at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2006. If the proposal is approved, the dividend payment will be issued on 17 April 2007 to shareholders entered on the dividend record date of 3 April 2007 in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and Deutsche Bank Trust Company Americas.

Consolidated Financial Statements

Consolidated Income Statement

EUR million	Note	2004	2005	2006
		Year Ended 31 December		
Sales	4	**12 395.8**	**13 187.5**	**14 593.9**
Other operating income	6	180.7	80.1	364.9
Changes in inventories of finished goods and work in progress		39.0	71.7	2.5
Change in net value of biological assets	13	7.1	-6.7	-2.2
Materials and services		-6 607.6	-7 297.3	-8 111.8
Freight and sales commissions		-1 367.8	-1 493.0	-1 751.4
Personnel expenses	7, 21	-1 907.9	-2 182.5	-2 225.5
Other operating expenses	6	-831.8	-991.9	-988.9
Depreciation, amortisation and impairment charges	11	-1 172.0	-1 427.7	-1 257.7
Operating Profit / (Loss)	4	**735.5**	**-59.8**	**623.8**
Share of results in associated companies	14	38.9	67.2	87.4
Financial income	8	149.9	213.0	253.6
Financial expense	8	-255.9	-364.6	-333.0
Profit / (Loss) before Tax		**668.4**	**-144.2**	**631.8**
Income tax	9	97.6	36.8	-42.6
Net Profit / (Loss) for the Year		**766.0**	**-107.4**	**589.2**
Attributable to:				
Equity holders of the Parent Company	19	757.9	-111.1	585.0
Minority Interests	20	8.1	3.7	4.2
Net Profit / (Loss) for the Year		**766.0**	**-107.4**	**589.2**
Earnings per Share				
Basic earnings / (loss) per share, EUR	31	0.91	-0.14	0.74
Diluted earnings / (loss) per share, EUR	31	0.91	-0.14	0.74

Consolidated Statement of Recognised Income & Expense

EUR million	Note	2004	2005	2006
		Year Ended 31 December		
Defined benefit plan actuarial gains / (losses)	21	-174.9	-60.2	135.1
Tax on actuarial movements	9, 21	45.8	27.0	-46.6
Net fair value movements in Available-for-Sale assets	25	2.5	352.5	251.6
Currency hedges	25	10.5	-25.7	20.3
Commodity hedges	25	-47.6	105.6	-65.6
Associate hedges	25	-19.0	1.7	11.1
Tax on Other Comprehensive Income Movements (OCI)	9, 25	6.6	-33.7	50.2
Currency translation movements on equity net investments (CTA)	26	-67.4	240.6	-86.4
Equity net investment hedges	26	78.3	-201.4	118.0
Tax on equity hedges	9, 26	-21.0	52.4	-30.7
Net income & Expense Recognised directly in Equity		**-186.2**	**458.8**	**357.0**
Net Profit / (Loss) for the Year		766.0	-107.4	589.2
Total Recognised Income & Expense for the Year		**579.8**	**351.4**	**946.2**
Attributable to:				
Equity holders of the Parent Company	19	571.7	347.7	942.0
Minority Interests	20	8.1	3.7	4.2
Total Recognised Income & Expense for the Year		**579.8**	**351.4**	**946.2**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheet

EUR million		Note	2004	2005	2006
			As at 31 December		
Assets					
Fixed Assets and Non-current Investments					
Goodwill	O	12	787.9	961.8	906.8
Other intangible fixed assets	O	12	108.1	194.1	170.4
Property, plant and equipment	O	12	9 754.8	9 936.8	9 153.6
		12	**10 650.8**	**11 092.7**	**10 230.8**
Biological assets	O	13	64.6	76.8	111.5
Emission rights	O		-	43.7	98.1
Investment in associated companies	A	14	568.1	719.9	805.2
Available-for-Sale: Listed securities	I	15	220.1	211.6	41.2
Available-for-Sale: Unlisted shares	O	15	132.8	403.6	794.3
Non-current loan receivables	I	18	233.1	127.6	149.2
Deferred tax assets	T	9	11.4	72.2	53.5
Other non-current assets	O	16	40.2	28.3	61.1
			11 921.1	**12 776.4**	**12 344.9**
Current Assets					
Inventories	O	17	1 771.3	2 150.5	2 019.5
Tax receivables	T	9	160.9	108.5	124.8
Short-term operative receivables	O	18	1 865.3	2 157.9	2 127.9
Interest-bearing receivables	I	18	248.7	309.2	214.2
Cash and cash equivalents	I		274.3	351.4	609.0
			4 320.5	**5 077.5**	**5 095.4**
Total Assets			**16 241.6**	**17 853.9**	**17 440.3**
Equity and Liabilities					
Equity Attributable to Parent Company Shareholders					
Share capital		19	1 423.3	1 382.1	1 342.2
Share premium			770.3	545.9	528.0
Reserve fund			238.9	238.9	238.9
Treasury shares		19	-180.8	-259.9	-10.5
Other comprehensive income		25	67.6	468.0	735.6
Cumulative translation adjustment		26	-218.9	-127.1	-132.0
Retained earnings			4 767.1	5 083.3	4 512.4
Net profit for the period			757.9	-111.1	585.0
			7 625.4	**7 220.1**	**7 799.6**
Minority Interests		20	136.1	93.6	103.5
Total Equity			**7 761.5**	**7 313.7**	**7 903.1**
Non-current Liabilities					
Post-employment benefit provisions	O	21	1 076.8	888.3	763.1
Other provisions	O	23	60.9	142.6	308.3
Deferred tax liabilities	T	9	1 116.2	866.0	793.0
Non-current debt	I	22	3 328.1	4 353.9	4 081.0
Other non-current operative liabilities	O	24	174.0	204.7	193.7
			5 756.0	**6 455.5**	**6 139.1**
Current Liabilities					
Current portion of non-current debt	I	22	102.1	385.0	630.2
Interest-bearing liabilities	I	22	470.8	1 143.1	236.9
Bank overdrafts	I		126.6	201.9	299.4
Current operative liabilities	O	24	1 673.1	1 975.4	1 972.9
Tax liabilities	T	9	351.5	379.3	258.7
			2 724.1	**4 084.7**	**3 398.1**
Total Equity and Liabilities			**16 241.6**	**17 853.9**	**17 440.3**

Items designated "O" comprise Operative Capital
Items designated "I" comprise Interest-bearing Net Liabilities
Items designated "T" comprise Net Tax Liabilities
Items designated "A" comprise Associated Companies

The accompanying Notes are an integral part of these Consolidated Financial Statements

Consolidated Cash Flow Statement

EUR million	Note	Year Ended 31 December 2004	2005	2006
Cash Flow from Operating Activities				
Net profit / (loss) for the period		*766.0*	*-107.4*	*589.2*
Cash Flow from the Statement of Recognised Income & Expense				
Currency derivatives		10.7	-26.1	21.7
Commodity hedges		-48.5	107.2	-70.2
Net investment equity hedges		89.4	-56.0	-10.7
Reversal of non-cash items:				
Taxes		-97.6	-36.8	42.6
Depreciation, amortisation and impairment charges	11	1 172.0	1 427.7	1 257.7
Change in value of biological assets	13	-7.1	6.7	2.2
Change in fair value of options		-	9.7	17.0
Share of results of associated companies	14	-38.9	-67.2	-87.3
Profits and losses on sale of fixed assets and investments	6	-125.8	5.0	-207.0
Net financial income	8	106.0	151.6	79.4
Associates company dividends received	14	7.5	11.6	5.6
Interest received		15.6	29.0	23.4
Interest paid, net of amounts capitalised		-182.3	-166.2	-244.3
Dividends received	8	17.1	4.5	1.3
Other financial items, net		*17.3*	*3.6*	*-37.6*
Income taxes paid	9	-114.2	-209.0	-215.4
Change in net working capital, net of businesses acquired or sold		-92.4	-400.6	289.0
Net Cash Provided by Operating Activities		**1 494.8**	**687.3**	**1 456.6**
Cash Flow from Investing Activities				
Acquisition of subsidiary shares		-176.4	-323.9	-329.8
Acquisition of shares in associated companies	14	-250.4	-55.7	-19.4
Acquisition of available-for-sale investments	15	-13.2	-8.6	-5.2
Capital expenditure	4, 12	-975.1	-1 129.6	-559.1
Investment in biological assets	13	-4.5	-15.7	-24.3
Proceeds from disposal of subsidiary shares		197.9	1.6	466.5
Proceeds from disposal of shares in associated companies	14	-	-	0.3
Proceeds from disposal of available-for-sale investments	15	32.8	97.4	209.1
Proceeds from sale of fixed assets	12	36.4	14.5	30.0
Proceeds from (payment of) non-current receivables, net		-182.5	98.3	-21.3
Net Cash Used in Investing Activities		**-1 335.0**	**-1 321.7**	**-253.2**
Cash Flow from Financing Activities				
Proceeds from (payment of) non-current liabilities, net		1 261.2	671.3	-11.6
Proceeds from (payment of) current borrowings, net		-814.0	652.6	-632.7
Dividends paid		-375.7	-365.3	-354.9
Minority dividends less equity injections	20	-1.9	-0.2	6.6
Options exercised		*1.6*	-	*-2.0*
Repurchase of own shares	19	-198.6	-344.7	0.3
Net Cash Used in Financing Activities		**-127.4**	**613.7**	**-994.3**
Net Increase (Decrease) in Cash and Cash Equivalents		**32.4**	**-20.7**	**209.1**
Cash and bank in acquired companies		45.9	10.2	1.6
Cash and bank in divested companies		-29.5	-	-20.2
Translation adjustment		-3.2	12.3	-30.4
Cash and cash equivalents at beginning of year		102.1	147.7	149.5
Net Cash and Cash Equivalents at Year End		**147.7**	**149.5**	**309.6**
Cash and Cash Equivalents at Year End		**274.3**	**351.4**	**609.0**
Bank Overdrafts at Year End		**-126.6**	**-201.9**	**-299.4**
		147.7	**149.5**	**309.6**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Cash Flow Statement

Supplemental Cash Flow Information

EUR million	Note	Year Ended 31 December 2004	2005	2006
Change in Net Working Capital consists of:				
Change in inventories		-106.8	-254.7	94.3
Change in interest-free receivables: Current		-175.7	-51.4	-0.2
Non-current		-50.5	-3.4	-36.6
Change in interest-free liabilities: Current		-289.1	-7.1	35.7
Non-current		47.6	-12.9	105.9
Proceeds from (payment of) short-term interest-bearing receivables		482.1	-71.1	89.9
		-92.4	**-400.6**	**289.0**
Acquisition of Group Companies				
Cash Flow on Acquisitions				
Purchase consideration on acquisitions		176.4	323.9	329.8
Cash and cash equivalents in acquired companies		-45.9	-10.3	-1.6
		130.5	313.6	328.2
Non-cash Transaction				
Associate shares held	14	3.9	5.0	-
Total Acquisition Value		**134.4**	**318.6**	**328.2**
Acquired Net Assets				
Operating working capital		44.0	171.4	47.3
Operating fixed assets	12	190.2	388.3	283.1
Interest-bearing assets less cash and cash equivalents		0.7	-	-
Tax liabilities	9	-19.2	-59.8	1.2
Interest-bearing liabilities		-11.4	-274.6	-4.5
Minority interests	20	-69.9	93.3	1.1
Total Net Assets Acquired		**134.4**	**318.6**	**328.2**
Disposal of Group Companies				
Cash Flow on Disposals				
Cash flow on disposal		197.9	1.6	466.5
Cash and cash equivalents in divested companies		-29.5	-	-20.2
		168.4	**1.6**	**446.3**
Net Assets Sold				
Operating working capital		62.2	-	59.5
Operating fixed assets	12	94.1	-	172.4
Biological assets	13	1 541.2	-	45.5
Interest-bearing assets less cash and cash equivalents		23.1	1.6	1.2
Tax liabilities	9	-222.9	-	-18.0
Interest-bearing liabilities		-1 518.8	-	-12.0
Minority interests	20	-	-	-0.2
Gain on sale	12	113.0	-	197.9
		91.9	1.6	446.3
Provision for unrealised gain	24	76.5	-	-
Total Net Assets Sold		**168.4**	**1.6**	**446.3**

The accompanying Notes are an integral part of these Consolidated Financial Statements

Changes in Group Shareholders' Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 571.9	7 938.1
Effect of adopting amendment to IAS 19	-	-	-	-	-	-300.0	-300.0
Balance at 1 January 2004	*1 469.3*	*1 237.4*	*-258.0*	*114.6*	*-197.1*	*5 271.9*	*7 638.1*
Repurchase of Stora Enso Oyj shares	-	-	-198.6	-	-	-	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	-	-	-	-
Dividends paid (EUR 0.45 per share)	-	-	-	-	-	-375.7	-375.7
Options exercised	1.3	0.3	-	-	-	-	1.6
Net profit for the period	-	-	-	-	-11.7	757.9	746.2
Net expense recognised directly in equity	-	-	-	-47.0	-10.1	-129.1	-186.2
Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 525.0	7 625.4
Repurchase of Stora Enso Oyj shares	-	-	-344.7	-	-	-	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	-	-	-	-
Dividends paid (EUR 0.45 per share)	-	-	-	-	-	-365.3	-365.3
Buy-out of Minority Interests	-	-	-	-	-	-43.2	-43.2
Net loss for the period	-	-	-	-	0.2	-111.1	-110.9
Net income recognised directly in equity	-	-	-	400.4	91.6	-33.2	458.8
Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	4 972.2	7 220.1
Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	-	-	-193.3	-
Dividends paid (EUR 0.45 per share)	-	-	-	-	-	-354.9	-354.9
Options exercised	-	-2.0	0.3	-	-	-	-1.7
Buy-out of Minority Interests	-	-	-	-	-	-0.1	-0.1
Net profit for the period	-	-	-	-	-5.8	585.0	579.2
Net income recognised directly in equity	-	-	-	267.6	0.9	88.5	357.0
Balance at 31 December 2006	1 342.2	766.9	-10.5	735.6	-132.0	5 097.4	7 799.6

Capital Reserves include the Share Premium Account and the legal Reserve Fund.

OCI = Other Comprehensive Income – see Note 25

CTA = Cumulative Translation Adjustment – see Note 26

Total Equity

EUR million	As at 31 December		
	2004	2005	2006
Equity attributable to parent company shareholders	7 625.4	7 220.1	7 799.6
Equity attributable to Minority Interests	136.1	93.6	103.5
Total Equity	7 761.5	7 313.7	7 903.1

Full details of minority equity are given in Note 20.

Distributable Funds

EUR million	As at 31 December		
	2004	2005	2006
Retained earnings	5 525.0	4 972.2	5 097.4
Translation adjustment	-218.9	-127.1	-132.0
Treasury shares	-180.8	-259.9	-10.5
	5 125.3	4 585.2	4 954.9
Untaxed reserves in Retained Earnings	-1 876.4	-1 661.3	-1 304.3
Distributable Funds	3 248.9	2 923.9	3 650.6

Adjustment for the Change in Accounting Policy

Post-Retirement Defined Benefit Plans

Amounts previously reported as net profit and shareholder's equity differ from those amounts shown in these consolidated financial statements following the change in accounting for post-retirement defined benefit plans. As of 1 January 2006, Stora Enso adopted the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whereby all actuarial gains and losses were recognised on the Balance Sheet directly in equity. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed below and in Note 21 Post Retirement Benefits.

Prior Year Results as Adjusted for the Change in Accounting Policy

EUR million	Year Ended 31 December 2004	Year Ended 31 December 2005
Net profit/(loss)		
As previously reported	747.8	-126.3
Restated	766.0	-107.4
Amount of Restatement	**18.2**	**18.9**
Shareholders' Equity		
As previously reported	8 036.3	7 645.3
Restated	7 625.4	7 220.1
Amount of Restatement	**-410.9**	**-425.2**

EUR	Year Ended 31 December 2004	Year Ended 31 December 2005
Earnings per Share (Basic & Diluted)		
As previously reported	0.89	-0.16
Restated	0.91	-0.14
Amount of Restatement	**0.02**	**0.02**
Equity per Share (Basic & Diluted)		
As previously reported	9.80	9.70
Restated	9.29	9.16
Amount of Restatement	**-0.51**	**-0.54**

Segment Share of Operating Profit as Adjusted for the Change in Accounting Policy

	Year Ended 31 December			
	2004		2005	
EUR million	Originally Reported	As Restated	Originally Reported	As Restated
Publication Paper	157.4	169.3	-8.3	4.7
Fine Paper	93.2	102.8	21.4	32.3
Merchants	9.9	10.1	-4.6	-4.1
Packaging Boards	334.7	340.5	75.6	82.8
Wood Products	29.8	30.2	-56.3	-55.6
Wood Supply	156.6	157.0	-15.3	-14.6
Other	-75.5	-74.4	-106.4	-105.3
	706.1	**735.5**	**-93.9**	**-59.8**

Notes to the Consolidated Financial Statements

Note 1 Accounting Principles

Principal Activities

Stora Enso Oyj ("the Company") is a Finnish limited liability company organised under the laws of the Republic of Finland and with its registered address at Kanavaranta 1, 00160 Helsinki. Its shares are listed on the Helsinki, Stockholm and New York Exchanges. The operations of Stora Enso Oyj and its subsidiaries (together "Stora Enso" or the "Group") are organised into global product divisions, being Publication Paper, Fine Paper (including Merchants), Packaging Boards and Forest Products, incorporating Wood Products and Wood Supply. Supporting areas in segment Other comprise Energy and Head Office, together with other corporate functions. The Group's main market is Europe, though it has a substantial presence in the Americas.

These Financial Statements were approved by the Board on 6 February 2007.

Basis of Preparation

The Consolidated Financial Statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union, including International Accounting Standards ("IAS") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). However, the differences between full IFRS and EU-adopted IFRS do not impact these Financial Statements, being the consolidated Financial Statements of Stora Enso Oyj and its subsidiaries which have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, available-for-sale investments and derivative financial instruments are shown at fair value.

Use of Estimates

The preparation of Consolidated Financial Statements conforming to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and the former Stora Kopparbergs Bergslags Aktiebolag (publ) in December 1998 and, as a result of the merger, the latter became a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IFRS.

The Consolidated Financial Statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50% of the voting rights. The Financial Statements of companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50% of the voting rights, are also consolidated. The principal subsidiaries are listed in Note 28.

Associated companies, where Stora Enso exercises significant influence, generally considered to be where the Group has voting rights of between 20% and 50%, are accounted for using the equity method, which involves recognising in the Income Statement the Group's share of the associate's profit or loss for the year less any impaired goodwill. These companies represent undertakings in which the Group has significant influence, but which it does not control; the most significant such companies are listed in Note 14. The Group's interest in an associated company is carried in the Balance Sheet at an amount that reflects its share of the net assets of the associate together with any remaining goodwill on acquisition. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

Joint Ventures, where Stora Enso jointly controls an entity with other third parties, are also accounted for using the equity method as described above; the most significant such companies are listed in Note 14.

Acquired companies are accounted for under the purchase method whereby they are included in the Consolidated Financial Statements from their acquisition date, whereas, conversely, divestments are included up to their date of sale.

All intercompany transactions, receivables, liabilities and unrealised profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries and all equity accounted investments are adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests are presented as a separate component of equity.

Minority Interests

Minority Interests are presented within the equity of the Group on the Balance Sheet. The profit or loss attributable to both Minority Interests and to equity holders of the parent company is presented on the face of the Income Statement after the profit for the period. Transactions between Minority shareholders and Group shareholders are now transactions within equity and are thus shown in the Statement of Changes in Shareholder Equity and Note 20, Minority Interests.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the month end exchange rate. Foreign exchange differences for operating items are recorded in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered in the financial items of the Income Statement, except when deferred in equity as qualifying net investment hedges. Translation differences on non-monetary financial assets, such as equities classified as Available-for-Sale, are included in the fair value reserve in equity.

Foreign Currency Translations - Subsidiaries

The Income Statements of subsidiaries, whose functional and presentational currencies are not Euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-Euro area foreign subsidiary and associated undertakings, and of financial instruments which are designated as and are hedges of such investments, are recorded directly in shareholders' equity in the Cumulative Translation Adjustment ("CTA"), as shown in the Consolidated Statement of Recognised Income & Expense and Note 26. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal. CTA is also expensed on the repayment of share capital, return of investment and any partial disposal of a business unit.

Derivative Financial Instruments & Hedging

Financial derivatives are initially recognised in the Balance Sheet at cost and subsequently measured at their fair value on each Balance Sheet date, though the method of recognising the resulting gains or losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognised assets or liabilities (fair value hedge), hedges of forecast transactions or firm commitments (cash flow hedge), hedges of net investments in foreign entities or as derivative financial instruments not meeting the hedge accounting criteria.

Changes in the fair value of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the Income Statement, along with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair value of derivatives designated and qualifying as cash flow hedges, and which are effective, are recognised in equity to the Hedging Reserve within Other Comprehensive Income ("OCI"), the movements of which are disclosed in the Consolidated Statement of Recognised Income & Expense. The cumulative gain or loss of a derivative deferred in equity is transferred to the Income Statement and classified as revenue or expense in the same period in which the hedged item affects the Income Statement.

When a hedging instrument expires, is sold, terminated or exercised, has its designation revoked or it no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecast transaction is ultimately recognised in the Income Statement. However, if the forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity, from the period when the hedge was effective, shall be recognised in the Income Statement immediately.

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and therefore changes in the fair value of such non-qualifying hedge instruments are immediately recognised in the Income Statement. Fair value changes of derivative instruments relating to sales and purchases are presented under operating profit and specified in Note 25 Financial Instruments. Fair value changes from all other derivatives are recognised in the Income Statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges, the Group using either derivatives or borrowings for this purpose. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognised in equity in CTA, as disclosed in the Consolidated Statement of Recognised Income & Expense; the gain or loss relating to the ineffective portion is immediately recognised in the Income Statement. In addition, exchange gains and losses arising on the translation of a borrowing that hedges such an investment are also recognised in CTA, any ineffective portion being immediately recognised in the Income Statement.

At the inception of a transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all financial instruments designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

The fair values of publicly traded derivatives, along with trading and available-for-sale securities, are based on quoted market prices at the Balance Sheet date; the fair values of interest rate swaps are calculated as the present value of the estimated future cash flows while the fair values of forward foreign exchange contracts are determined using forward exchange market rates at the Balance Sheet date. In assessing the fair values of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions based on market conditions at each Balance Sheet date. Quoted market prices or dealer quotes for identical or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments. The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates available to the Group for similar financial instruments.

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax and discounts, and are adjusted for exchange differences on sales in foreign currency. Sales are recognised after Stora Enso has transferred the risks and rewards of ownership to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods; usually, this means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Stora Enso terms of delivery are based on Incoterms 2000, being the official rules for the interpretation of trade terms as issued by the International Chamber of Commerce. The main categories of terms covering Group sales are:

- "D" terms, under which the Group is obliged to deliver the goods to the buyer at the agreed destination, usually the buyer's premises, in which case the Point of Sale is the moment of delivery to the buyer.
- "C" terms, whereby the Group arranges and pays for the external carriage and certain other costs, though the Group ceases to be responsible for the goods once they have been handed over to the carrier in accordance with the relevant term. The Point of Sale is thus the handing over of the goods to the carrier contracted by the seller for the carriage to the agreed destination.
- "F" terms, being where the buyer arranges and pays for the carriage, thus the Point of Sale is the handing over of goods to the carrier contracted by the buyer.

Where local rules may result in invoices being raised in advance of the above, the effect of this revenue advancement is quantified and adjusted for.

Revenues from services are recorded when the service has been performed.

Shipping and Handling Costs

Where Stora Enso is responsible for arranging transport for its sales, such costs are not billed separately but are included in revenue in the value of the goods billed to customers; the shipping costs incurred are shown in cost of sales.

Research and Development

Research costs are expensed as incurred in other operating expenses in the Consolidated Income Statement. Development costs are also expensed as incurred unless it is assured that they will generate future income, in which case they are capitalised as intangible assets and depreciated over the period of the income streams.

Advertising Costs

Advertising costs are expensed as incurred.

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding its cost beyond one year, are recognised as an intangible asset and depreciated over the software's expected useful life. Associated costs include staff costs of the implementation team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Website costs are expensed as incurred.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Amounts accrued do not include third-party recoveries.

Discontinuing Operations and Assets Held for Sale

A discontinuing operation represents a separate major line of business, for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes, that has been disposed or is classified as Held for Sale. Assets are classified as such when it is highly probable that the carrying amount of the asset will be recovered through a sale transaction rather than continuing use. The pre-tax gain or loss on disposal of discontinued operations is shown as a separate item in the Consolidated Income Statement.

Income Taxes

The Group income tax expense includes taxes of Group companies based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies. The Balance Sheet also includes amounts in current tax relating to the tax effect of equity hedging, as shown in the Income Tax Reconciliation in Note 9.

Deferred income taxes are provided using the liability method, as measured with enacted, or substantially enacted, tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property plant and equipment, revaluation of net assets in acquired companies, fair valuation of available-for-sale investments and financial derivatives, intercompany inventory profits, untaxed reserves and tax losses carried forward; the latter is recognised as an asset to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilised.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders' equity and deferred tax liability in the Consolidated Balance Sheet, but under the Companies Act, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognised by the Group on an acquisition. Goodwill is computed as the excess of the cost of an acquisition over the fair value of the Group share of net assets of the acquired subsidiary / associated undertaking at the acquisition date and is allocated to those groups of cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of non-Euro foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

New rules came into effect in 2004 whereby amortisation of goodwill ceased from 1 April 2004 for new acquisitions and 1 January 2005 for existing goodwill; previously it had been amortised on a straight line basis over its expected useful life, which varied from 5 to 20 years depending on the nature of the acquisition. Goodwill is now tested for impairment on an annual basis, or more frequently if there is an indication of impairment, therefore the only value adjustments to the carrying value of goodwill from 1 January 2005 results from the annual impairment testing.

Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold.

Intangible Assets

Intangible assets are stated at historical cost and are amortised on a straight-line basis over expected useful lives which usually vary from 3 to 10 years, though up to 20 years for patents. Intangible items acquired must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights and their fair value can be measured reliably.

Intangible assets recognised separately from goodwill in acquisitions consist of marketing and customer related or contract and technology based intangible assets. Typical marketing and customer related assets are trademarks, trade names, service marks, collective marks, certification marks, customer lists, order or production backlogs, customer contracts and the related customer relationships. The contract and technology based intangible assets are normally licensing and royalty agreements or patented technology and trade secrets such as confidential formulas, processes or recipes. The fair value determination of customer contracts and related relationships is derived from expected retention rates and cash flow over the customers' remaining estimated life time. The value of trade marks is derived from discounted cash flow analysis using the relief from royalty method.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, augmented where appropriate by asset retirement costs; assets coming into the Group on the acquisition of a new subsidiary are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the Balance Sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalised as part of the cost during the construction period.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset class	Depreciation Years
Buildings, industrial	10–50
Buildings, residential	20–50
Buildings, office	20–50
Groundwood mills	15–20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Heavy machinery	10–20
Converting factories	10–15
Sawmills	10–15
Computers	3–5
Vehicles	5
Office equipment	3–5
Railway, harbours	20–25
Forest roads	10–35
Roads, fields, bridges	15–20
Intangible assets	3–20

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalised and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by deducting the cost and accumulated depreciation from the accounting records with any resulting terminal depreciation adjustments reflected in impairment charges in the Income Statement; capital gains are shown in Other Operating Income.

Impairment
The carrying amounts of assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

A previously recognised impairment loss on plant and equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognised in prior years. For goodwill, however, a recognised impairment loss is not reversed.

Whilst intangible assets and property, plant and equipment is subject to impairment testing at the cash generating unit ("CGU") level, goodwill is subject to impairment testing at the level of CGU or groups of CGUs, which represents the lowest level within the Group that goodwill is monitored for internal management purposes.

Accounting for Leases
Leases of property, plant and equipment, where the Group has substantially all the rewards and risks of ownership, are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property or the estimated present value of the minimum lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge being taken to the Income Statement over the lease period. Property plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where the lessor retains all the risks and benefits of ownership, are classified as operating leases and the lease payments are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognised as an expense in the period in which termination takes place. Lease termination benefits are recognised on a discounted basis.

Government Grants
Government grants relating to the purchase of property, plant and equipment are deducted from the carrying value of the asset, the net cost being capitalised. Other government grants are recognised as income on a systematic basis over the periods necessary to match them with the related costs which they were intended to compensate.

Biological Assets
IAS 41 Agriculture, requires that biological assets, such as standing trees, are shown on the Balance Sheet at market value. Group forests are thus accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets.

The valuation of Stora Enso's forest assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest made from the forecasted tree growth is multiplied by actual wood prices and the cost of fertiliser and harvesting is then deducted. The fair value of the biological asset is measured as the present value of the harvest from one growth cycle based on the productive forestland, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognised and measured at their fair value separately from the land.

Emission Rights & Trading
The Group's participation in the European Emissions Trading Scheme, in which it has been allocated allowances to emit a fixed tonnage of carbon dioxide in a fixed period of time, gives rise to an intangible asset for the allowances, a government grant and a liability for the obligation to deliver allowances equal to the emissions that have been made during the compliance period. Emissions Allowances recorded as intangible assets are recognised when the Group is able to exercise control and are measured at fair value at the date of initial recognition. If the market value of emission allowances falls significantly below the carrying amount, and the decrease is considered permanent, then an impairment charge is booked for allowances which the Group will not use internally. The liability to deliver allowances is recognised based on actual emissions; this liability will be settled using allowances on hand, measured at the carrying amount of those allowances, with any excess emissions being measured at the market value of the allowances at the period end.

In the Income Statement, the Group will expense, under Materials & Services, emissions made at the fair value of the rights at their grant date, together with purchased emission rights at their purchase price. Such costs will be offset under Other Operating Income by the income from the original grant of the rights used at their fair value at the grant date, together with income from the release or sale of surplus rights. The Income Statement will thus be neutral in respect of all rights consumed that were within the original grant, any net effect representing either the costs of purchasing additional rights to cover excess emissions, the sale of unused rights or the impairment of allowances not required for internal use.

Inventories

Inventories are reported at the lower of cost and net realisable value with cost being determined by the first-in first-out (FIFO) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress comprises raw material, direct labour, depreciation, other direct costs and related production overhead but excludes interest expenses. Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and sale.

Where market conditions result in the manufacturing costs of a product exceeding its net realisable value, a valuation allowance is made. Valuation provisions are also made for old, slow moving and obsolete finished goods and spare parts. Such valuation allowances are detailed in Note 10 Valuation Provisions and Note 17 Inventories and, in the Balance Sheet, are deducted from the carrying value of the inventories.

Trade Receivables

Trade receivables are reported at their anticipated realisable value, an estimate being made for doubtful receivables based on an objective review of all outstanding amounts at the year-end.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other liquid investments with original maturity of less than three months. Bank overdrafts are included in short-term borrowings under current liabilities.

Investments

The Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into three categories of trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments, to be classified as current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity, to be disclosed in non-current assets; during the period the Group held no investments in these categories. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the Balance Sheet date, in which case they are included in current assets. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Gains and losses on available-for-sale investments are booked to equity in OCI and, when they are sold, the accumulated fair value adjustments are then included in the Income Statement. The values of all investments, where the market value has been below the carrying value for more than a year, are reviewed at least annually for permanent impairment. If any impairment becomes apparent, then that part of the fair value reserve (OCI) represented by the impairment is transferred to the Income Statement.

Loan Receivables

Loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded at cost and are subject to regular and systematic review as to collectibility and available guarantees. If any loan receivable is estimated to be unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan receivables is included within net financial items.

Debt

Debt is recognised initially as proceeds received, net of transaction costs incurred. In subsequent periods, it is stated at amortised cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognised in the Income Statement over the period of the borrowings. Interest expenses are accrued for and recorded in the Income Statement for each period.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Environmental provisions for site reinstatement are made when a project starts production, the capitalised cost of the provision, along with the historic cost of the asset, being amortised over the useful life of the asset. Provisions are discounted back to their current net present value.

A restructuring provision is recognised in the period in which the Group becomes legally or constructively committed to the plan. The relevant costs are only those that are incremental to, or incurred as a direct result of, the exit plan, are the result of a continuing contractual obligation with no on-going economic benefit or represent a penalty incurred to cancel the obligation.

Employee Benefits

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee administered funds. Such pension and post-retirement plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries. Group contributions to the defined contribution pension plans are charged to the Income Statement in the year to which they relate.

For defined benefit plans, accounting values are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the Income Statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability.

Change in Accounting Policy

The Group immediately recognises all actuarial gains and losses arising from defined benefit plans directly in equity, as disclosed in its Consolidated Statement of Income & Expense ("SORIE"). Past service costs are however identified at the time of any plan amendments and, where vested, are shown in the Income Statement, whilst unvested amounts are amortised systematically over the vesting period. On the Group Balance Sheet, the full liability for all plan deficits is recorded, as adjusted for any past service costs still to be amortised.

In its financial statements for periods beginning before 1 January 2006, the Group had previously applied the corridor method to recognise actuarial gains and losses in the Income Statement over the expected average remaining working lives of employees in the plan, subject to any curtailments. This change in accounting policy was due to the adoption, as at 1 January 2006, of the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed at the front of the Notes.

Executive Share Options and Share Awards

The costs of all employee-related share-based payments are charged to the Income Statement as personnel expenses over the vesting period. The synthetic option programmes 1999–2006 are hedged by Total Return Swaps ("TRS") which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in the share price between the grant and settlement dates.

The fair value of employee services received in exchange for cash settled options is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance Sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black & Scholes model, with all changes recognised immediately in the Income Statement.

The fair value of employee services received in exchange for cash settled share awards is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance sheet date to its fair value using estimates of the number of share awards that are expected to be issued and the latest fair valuations by using the Stora Enso R-share closing price, with all changes recognised immediately in the Income Statement

Restricted Equity

The components of restricted equity include the share premium account, the translation adjustment for foreign subsidiaries (CTA), Other Comprehensive Income (OCI) and the legal reserves required by law in certain countries where subsidiaries are incorporated.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Group and held as treasury shares. Diluted earnings per share has been computed by applying the "treasury stock" method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or if later, on issue and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Dividend
The dividend proposed by the Board is not deducted from distributable shareholders' equity until approved by the shareholders at the Annual General Meeting.

New and Amended Standards Effective in 2006
IAS 19 (Amendment), Employee Benefits, which introduces the option of alternative recognition rules for actuarial gains and losses along with new disclosure requirements, is effective for the Group's accounting periods from 1 January 2006. Stora Enso has thus changed its policy with regard to the recognition approach for actuarial gains and losses as disclosed in the Employee Benefits section above. The Amendment may also impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting, though the Group is not affected by this.

The following amendments and interpretations are effective for the Group's accounting periods beginning 1 January 2006, but are either not relevant or not material to the Group's operations:

- IAS 21 (Amendment), Net Investment in a Foreign Operation;
- IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 (Amendment), The Fair Value Option;
- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
- IFRS 6, Exploration for and Evaluation of Mineral Resources,
- IFRIC 4, Determining whether an Arrangement contains a Lease;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

New and Amended standards and Interpretations not yet Effective in 2006

- IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures are mandatory for the Group's accounting periods beginning on or after 1 January 2007. Adoption of this standard and amendment will introduce new disclosures relating to financial instruments, but does not have any impact on the classification and valuation of Group financial instruments.
- IFRS 8, Operating Segments replaces IAS 14 and requires an entity to adopt the 'management approach' to reporting the financial performance of its operating segments. It is mandatory for the Group's accounting periods beginning or after 1 January 2009, though its impact on segment reporting has yet to be determined.
- IFRIC 7, Applying the Restatement Approach under IAS 29 provides additional guidance on how to apply the requirements of IAS 29. It is mandatory for the Group's accounting periods beginning on or after 1 January 2007, but it is not expected to have any impact on Group operations as no Group entities have a currency in a hyperinflationary economy as its functional currency.
- IFRIC 8, Scope of IFRS 2 provides additional guidance for transactions involving the issuance of equity instruments. It is mandatory for accounting periods beginning on or after 1 January 2007, but is not expected to have any impact on the Group.
- IFRIC 9, Reassessment of Embedded Derivatives provides additional guidance on circumstances where it is allowed to reassess whether an embedded derivative should be separated. It is mandatory for the Group's accounting periods beginning on or after 1 January 2007, but is not expected to have any impact on Stora Enso.
- IFRIC 10, Interim Financial Reporting and Impairment, provides additional guidance on the reversal of impairment losses. It is mandatory for the Group's accounting periods beginning on or after 1 January 2007, but is not expected to have any impact on the Group's accounts.
- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions, addresses how to apply IFRS 2 - Share Based Payments to share based payment arrangements involving an entity's own equity instruments. It is mandatory for the Group's accounting periods beginning on or after 1 January 2008, but is not expected to have any impact on the Group's accounts.
- IFRIC 12, Service Concession Arrangements is not applicable to the Group's operations.

Financial Market Risk Management

Stora Enso is exposed to a number of financial market risks that the Group is responsible for managing under policies approved by the Financial and Audit Committee of the Board of Directors. The overall objective is to have cost-effective funding in Group companies as well as to manage financial risks in order to decrease earnings volatility with the use of financial instruments. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity, especially energy, price risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. Stora Enso's funding policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowings should be at least four years and not more than seven. The policy further provides that the Group must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other uncommitted short-term loans.

Interest Rate Risk

Fluctuations in interest rates affect the interest expense of the Group. As a result of the cyclical nature of the economy, the Group has an interest rate risk policy to synchronise interest costs with earnings over the business cycle by swapping long-term fixed interest rates to short-term floating interest rates. The Group's duration benchmark is 12 months, though the Treasury has a deviation mandate of between 3 and 24 months. However, the duration can be extended to 48 months with approval from the CFO.

Currency Transaction Risk

The Group is exposed to currency risk arising from exchange rate fluctuations. Currency transaction risk is the effect of exchange rate fluctuations on the Group Income Statement, being the effect of currency rates on expected future cash-flows. The Group policy for transaction risk is to hedge a maximum 75% of the next 12 months net exposure in a specific currency.

Currency Translation Risk

Translation risk is the danger that fluctuations in exchange rates will affect the value of Stora Enso's net foreign currency denominated assets and liabilities. Translation risk should be reduced by funding assets, whenever economically possible, in the same currency as the asset.

Commodity and Energy Price Risk

Group earnings are exposed to commodity and energy price volatility. Financial energy hedges are part of the total energy price risk management in the Group, whilst commodity risks are measured and hedged if economically possible.

Customer Credit Risk

Credit insurance has been obtained for customers in the main market areas of Western Europe, Canada and the United States. In other market areas, measures to reduce credit risks include letters of credit, prepayments and bank guarantees. The Group has also obtained export guarantees, covering both political and commercial risks, which are used in connection with individual customers outside the OECD area. Management considers that no significant concentration of credit risk with any individual customer, counterparty or geographical region exists for Stora Enso.

Supply Risk

Group manufacturing operations depend on obtaining adequate and timely supplies of raw materials, principally of wood, energy and chemicals. The result of operations could be adversely affected if the Group were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials.

Group companies may at times be substantially dependent on a limited number of key resource suppliers due to availability, locality, price, quality and other constraints; additionally, suppliers may sometimes extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In an attempt to mitigate supply risk, the Group works closely with its key suppliers around the world and also produces some of its key resources in-house.

Market Risk of Total Return Swaps ("TRS")

Stora Enso utilises TRS to partially hedge exposures to changes in the share price of synthetic options granted under the Option Programmes for Management (see Note 29), which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise future cash flows related to the settlement of outstanding synthetic options, they result in certain market risks relating to Group share price developments. Group TRS instruments do not qualify for hedge accounting, and periodic changes to their fair value are recorded in the Income Statement in financial items.

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

Fixed Assets

For material fixed assets in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable, though different assumptions and assigned lives could have a significant impact on the reported amounts.

The carrying amounts of fixed assets are reviewed at each Balance Sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Triggering events for impairment reviews include, among others:

- A permanent deterioration in the economic or political environment of customers or Group activities;
- Significant under-performance relative to expected historical or projected future performance; and
- Material changes in strategy affecting Group business plans and previous investment policies.

If any such indications exist, the recoverable amount of an asset is estimated as the higher of the net selling price and the value in use, with an impairment charge being recognised whenever the carrying amount exceeds the recoverable amount.

Goodwill

Under IFRS, goodwill is tested by Cash Generating Unit ("CGU") or by group of CGUs at least on an annual basis and any impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units in a CGU or group of CGUs and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital.

Stora Enso expects to perform annual impairment tests in the third quarter of each year, though additional tests may be carried out if triggering events occur. The impairment test involves a comparison by CGU or group of CGUs of the fair value of the net operating assets, including goodwill, with their carrying amounts, the fair value being determined based on a discounted cash flow valuation. If a carrying amount exceeds the fair value, then assets within the CGU or group of CGUs are considered to be impaired, primarily the goodwill and then the fixed assets, until the carrying value equates to the fair value.

The Group has evaluated the most sensitive estimates which changes could have a material effect on the fair value of the assets or goodwill and therefore could lead to an impairment. These estimates are expected sales prices of the products, expected inflation rate of the product costs and discount rate. The Group performs sensitivity analysis on the most critical estimates.

Available-for-sale Instruments

The fair value of publicly traded securities are based on quoted market prices at the Balance Sheet date, whereas the fair value of other securities, mainly energy-related investments, are assessed using a variety of methods such as discounted cash flow models, comparable trading and precedent transaction multiples; these three methods create a range of the fair values the average of which is then used. The discounted cash flow model energy-related investments includes future projections of electricity prices, production costs, inflation and capital expenditures, the projected net annual cash flows being discounted with the weighted average cost of capital. Trading multiples are based on listed securities price-earnings ratios in the same industry.

Derivatives

As an international producer and seller of paper and forest products, Stora Enso is exposed to foreign exchange rate movements, thus, in accordance with Group policy a maximum of 75 percent of the upcoming 12 months net exposure in a specific currency was hedged. The Group policy for translation risk exposure aims to minimise this risk by funding investments in the same currency as the net assets, whenever possible and economically viable.

Stora Enso applies hedge accounting for cash flows related to external sales, however, derivative financial instruments that do not fulfil the criteria for hedge accounting are fair valued with the effect appearing in operating profit in the Income Statement.

Prices for paper and wood products are cyclical in nature and consequently earnings are exposed to commodity price volatility, thus Stora Enso hedges its end product markets. The Group has implemented a commodity risk management framework in the areas of fibre and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury. All financial derivatives used in hedging Group exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied, though where instruments do not fulfil the for hedge accounting criteria, they are fair valued with the effect appearing in operating profit in the Income Statement.

The Group has evaluated the risks of loosing the hedge accounting criteria for each instrument due to the sensitiveness of the estimates used when the upcoming 12 months net exposure is determined.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments and derivative financial instruments, intercompany inventory profits and tax losses carried forward which are recognised as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilised.

Tax assets and liabilities are reviewed on a periodic basis and balances are adjusted as appropriate. Management considers that adequate provision has been made for future tax consequences based upon current facts, circumstances and tax law. However, should any tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

Post-Retirement Benefits

The group operates a number of defined contribution and defined benefit plans worldwide, the assets of which are generally held in trustee administered funds. Payments to defined contribution pension plans are charged to the Income Statement in the year to which they relate and no further liability arises. However, for defined benefit plans, accounting costs are assessed using the projected unit credit method under which the cost of providing pensions and other benefits is charged to the Income Statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year; the full cost of the benefit is thus matched to the periods in which service is rendered.

The defined benefit obligation ("DBO") is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. Pension assets are fair valued and the difference between that and the DBO represents the unfunded liability on the Balance Sheet. Any past service costs will remain off Balance Sheet to the extent that they are unrecognised and are spread forward over the average remaining vesting period of the effected employees.

The determination of the Group pension obligation and expense is subject to the selection of certain assumptions used by actuaries in calculating such amounts, including, among others, the discount rate, the expected rate of return on plan assets, the annual rate of increase in future compensation levels and estimated lifespans. Amounts charged in the Income Statement are determined by independent actuaries, however, where actual results differ from the initial estimates, together with the effect of any change in assumptions or other factors, these differences are recorded directly in equity, as disclosed in the Statement of Recognised Income & Expense.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. However, establishing the precise nature of any contingent liability for environmental liabilities is by its very nature extremely subjective, thus management can only make its best estimate based on the facts known at the time and by external advice where appropriate.

The Group evaluates the performance of its operating segments and allocates resources to them based on their operating performance, which is equivalent to the segment result. Segment sales include intersegment sales valued at arm's length prices.

Stora Enso changed its organisational structure in 2005 so that its business segments are organised worldwide into global product divisions, these being the basis on which the Group reports its primary segment information. The activities of the reportable segments are:

Publication Paper

Publication Paper develops and manufactures both magazine paper and newsprint. It supplies uncoated and coated magazine paper grades to printers and publishers for use in magazines, catalogues, brochures and other printed advertising products. As for newsprint, it supplies standard and speciality grades to printers and publishers to be used in newspapers, supplements, advertising, directories and paperback books.

Fine Paper

Fine Paper develops, manufactures and supplies graphic coated and office uncoated fine paper grades for publishers and paper merchants. Graphic coated fine paper is used for advertising material, brochures, high quality books and magazines, whereas office uncoated fine paper products are copy and offset paper, envelopes, writing paper and continuous stationery paper.

Merchants

Merchants distribute paper to printers, merchants, offices and other agencies, acting as the link in the distribution of the Group's fine paper products to the graphic industry.

Packaging Boards

Packaging operations are split into business units for consumer board, corrugated packaging, industrial paper, speciality paper and cores and coreboard, all of which the Group develops, manufactures and supplies to industrial customers, the food industry in particular.

Wood Products

Wood Products develops, manufactures and supplies sawn goods used in the joinery, furniture and construction industry; it also has an increasing amount of value added capacity for further processing of the basic sawn timber.

Wood Supply

Wood Supply procures and supplies timber to Group mills, sourcing this from both the Group's two forest Associates and from external parties.

Other

Segment Other consists of Market Services, being the Sales Network and Transport & Distribution, along with Energy and Head Office / Corporate functions.

Information on Stora Enso's reportable segments as at and for the years ended 31 December 2004, 2005 and 2006 is shown in the following tables; comparatives have been restated due to the 2006 adoption of IAS 19 (Amendment), Employee Benefits.

Sales by Segment

EUR million	Year Ended 31 December 2004 External	2004 Internal	2004 Total	2005 External	2005 Internal	2005 Total	2006 External	2006 Internal	2006 Total
Publication Paper	4 333.3	288.1	4 621.4	4 404.6	271.3	4 675.9	4 518.9	254.5	4 773.4
Fine Paper	2 445.5	223.3	2 668.8	2 385.2	305.1	2 690.3	2 559.8	396.5	2 956.3
Merchants	628.3	9.6	637.9	1 162.1	11.1	1 173.2	1 906.2	1.0	1 907.2
Packaging Boards	2 902.4	151.0	3 053.4	3 036.6	153.6	3 190.2	3 316.6	214.9	3 531.5
Wood Products	1 446.8	120.0	1 566.8	1 474.6	113.7	1 588.3	1 575.2	101.2	1 676.4
Wood Supply	549.7	1 931.8	2 481.5	603.9	1 898.0	2 501.9	604.2	2 043.0	2 647.2
Other	89.8	453.2	543.0	120.5	533.2	653.7	113.0	725.4	838.4
Elimination of internal sales	-	-3 177.0	-3 177.0	-	-3 286.0	-3 286.0	-	-3 736.5	-3 736.5
Group Total	12 395.8	-	12 395.8	13 187.5	-	13 187.5	14 593.9	-	14 593.9

Sales includes external service income of EUR 21.7 (EUR 21.8, EUR 19.3) million.

Segment Share of Operating Profit and Associated Companies

EUR million	Operating Profit 2004	Operating Profit 2005	Operating Profit 2006	Share of Results in Associated Companies 2004	2005	2006	Investment in Associated Companies 2004	2005	2006
Publication Paper	169.3	4.7	39.3	5.1	0.7	15.5	61.5	95.8	102.1
Fine Paper	102.8	32.3	228.3	3.5	-0.1	12.5	190.0	307.9	328.9
Merchants	10.1	-4.1	33.1	-	0.2	-	-	1.2	1.2
Packaging Boards	340.5	82.8	322.2	-0.5	-0.2	2.3	4.3	2.8	7.0
Wood Products	30.2	-55.6	38.4	1.3	-4.0	0.6	8.1	0.8	1.0
Wood Supply	157.0	-14.6	5.0	22.5	78.0	54.7	249.6	297.6	352.6
Other	-74.4	-105.3	-42.5	7.0	-7.4	1.8	54.6	13.8	12.4
Group Total	735.5	-59.8	623.8	38.9	67.2	87.4	568.1	719.9	805.2

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Segment

EUR million	Fixed Assets 2004	Fixed Assets 2005	Fixed Assets 2006	Capital Expenditure 2004	2005	2006	Depreciation/Impairment 2004	2005	2006
Publication Paper	4 009.0	4 175.0	3 931.0	492.4	602.9	173.0	458.3	565.9	495.6
Fine Paper	2 746.1	2 821.5	2 530.4	180.6	115.9	99.3	292.4	270.8	311.5
Merchants	76.3	338.8	204.4	3.2	6.7	6.7	8.5	15.5	15.5
Packaging Boards	2 754.0	2 642.4	2 450.8	179.2	237.6	147.8	281.9	407.1	289.8
Wood Products	674.8	637.9	603.0	68.1	44.5	32.9	78.2	113.8	81.1
Wood Supply	99.9	124.1	200.4	21.9	34.4	36.4	12.9	15.5	20.2
Other	290.7	353.0	310.8	29.7	87.6	63.0	39.8	39.1	44.0
Group Total	10 650.8	11 092.7	10 230.8	975.1	1 129.6	559.1	1 172.0	1 427.7	1 257.7

Goodwill by Segment (included in Fixed Assets above)

EUR million	Goodwill 2004	Goodwill 2005	Goodwill 2006	Acquisitions 2004	2005	2006	Amortisation/Impairment 2004	2005	2006
Publication Paper	138.1	139.3	131.4	-	-	-	23.6	-	7.0
Fine Paper	337.6	464.0	441.4	-	75.2	-	28.1	-	2.0
Merchants	13.8	52.7	54.6	6.8	38.8	2.0	2.2	-	-
Packaging Boards	143.4	151.7	122.2	0.1	-	-	15.1	8.0	-
Wood Products	155.0	154.1	157.2	-	-	-	21.2	-	-
Wood Supply	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Group Total	787.9	961.8	906.8	6.9	114.0	2.0	90.2	8.0	9.0

Assets and Liabilities by Segment

EUR million	Assets 2004	Assets 2005	Assets 2006	Liabilities 2004	Liabilities 2005	Liabilities 2006
	As at 31 December					
Publication Paper	5 261.7	5 446.9	5 234.3	1 027.8	1 127.7	1 156.0
Fine Paper	3 487.9	3 595.2	3 180.6	535.3	577.9	589.4
Merchants	279.0	852.2	869.9	92.6	197.1	335.2
Packaging Boards	3 687.4	3 586.6	3 412.6	579.3	583.8	536.9
Wood Products	1 038.0	1 011.0	964.0	208.9	197.4	180.9
Wood Supply	562.0	784.1	837.6	398.2	413.7	397.7
Other	1 925.6	2 577.9	2 941.3	5 638.0	7 442.6	6 341.1
Total	**16 241.6**	**17 853.9**	**17 440.3**	**8 480.1**	**10 540.2**	**9 537.2**

Operating Capital by Segment

EUR million	2004	2005	2006
	As at 31 December		
Publication Paper	4 233.9	4 319.2	4 078.3
Fine Paper	2 952.6	3 017.3	2 591.2
Merchants	186.4	655.1	534.7
Packaging Boards	3 108.1	3 002.8	2 875.7
Wood Products	829.0	813.5	783.1
Wood Supply	163.8	370.5	439.9
Other	66.4	564.1	902.3
Total	**11 540.2**	**12 742.5**	**12 205.2**

Reconciliation to Total Assets

EUR million	2004	2005	2006
	As at 31 December		
Operating capital	11 540.2	12 742.5	12 205.2
Gross-up for operating liabilities	2 984.8	3 211.0	3 238.0
Interest-bearing receivables	976.2	999.8	1 013.6
Associate companies	568.1	719.9	805.2
Tax receivables	172.3	180.7	178.3
Total Assets	**16 241.6**	**17 853.9**	**17 440.3**

Operating capital ("O" items) is designated thus on the Balance Sheet and represents the sum of fixed and biological assets, emission rights, unlisted shares, other non-current assets, inventories, short-term operative receivables and liabilities, provisions and other long-term operative liabilities.

Average Personnel

Segment	2004	2005	2006
	Year Ended 31 December		
Publication Paper	12 884	12 450	11 972
Fine Paper	7 758	7 637	6 838
Merchants	1 296	2 095	3 177
Packaging Boards	10 860	12 454	12 106
Wood Products	4 856	5 081	4 894
Wood Supply	3 157	3 415	3 803
Other	2 968	3 034	2 841
Total	**43 779**	**46 166**	**45 631**
Year end Personnel	**45 307**	**46 664**	**43 887**

Location	2004	2005	2006
	Year Ended 31 December		
Baltic States	1 630	1 806	1 776
Finland	13 820	13 596	12 879
France	1 260	1 345	1 307
Germany	4 734	5 165	5 786
Poland	69	1 936	1 848
Russia	1 710	1 927	2 199
Sweden	8 848	8 696	8 128
Other Europe	5 280	5 445	5 262
Europe	**37 351**	**39 916**	**39 185**
Canada	775	664	608
China (inc Hong Kong)	849	955	1 097
USA	4 644	4 454	4 314
Other	160	177	427
Total	**43 779**	**46 166**	**45 631**

EUR million	2004	2005	2006	2004	2005	2006
	Year Ended 31 December					
	Sales By Destination			Sales By Origin		
Austria	238.6	298.0	304.1	390.4	361.5	353.0
Baltic States	135.5	165.8	202.9	310.7	321.7	323.0
Belgium	258.4	278.0	298.3	263.4	267.9	336.0
Czech Republic	111.1	136.2	156.7	143.8	161.5	215.3
Denmark	262.2	255.7	248.3	66.8	61.8	58.1
Finland	808.5	814.2	862.3	4 085.5	3 536.3	4 224.0
France	835.2	940.4	940.4	347.1	460.9	398.2
Germany	1 624.6	1 894.2	2 401.1	1 500.9	1 894.8	2 313.9
Italy	369.1	384.1	414.3	0.1	6.5	15.0
Netherlands	508.8	597.8	631.7	211.2	311.7	351.8
Poland	105.5	228.6	299.5	11.2	175.3	202.3
Portugal	83.2	65.7	45.4	131.1	134.2	94.9
Spain	488.8	483.1	521.8	114.0	111.5	117.0
Sweden	1 040.5	1 081.9	1 133.6	2 820.3	3 006.2	3 116.6
UK	963.8	860.4	891.1	24.4	34.5	33.6
Russia	151.8	193.2	236.8	118.3	167.9	205.8
Other Europe	671.9	777.4	896.0	55.7	104.6	212.9
Total Europe	**8 657.5**	**9 454.7**	**10 484.3**	**10 594.9**	**11 118.8**	**12 571.4**
Africa	149.9	138.8	162.3	-	-	-
Australia / New Zealand	124.3	120.7	112.6	5.6	9.2	9.8
Brazil	42.6	49.2	111.0	-	26.3	197.3
Canada	127.5	137.3	120.0	275.5	292.2	57.2
China (inc Hong Kong)	281.4	257.3	273.1	107.8	99.6	67.0
Japan	346.2	280.2	345.6	-	-	5.9
Other Asia	382.5	351.9	356.6	12.6	13.0	9.9
Middle East	201.4	193.6	406.1	-	-	-
USA	1 904.9	2 050.7	2 012.6	1 398.7	1 623.9	1 675.2
Other Latin America	120.3	121.6	170.7	-	-	-
Others	57.3	31.5	39.0	0.7	4.5	0.2
Total	**12 395.8**	**13 187.5**	**14 593.9**	**12 395.8**	**13 187.5**	**14 593.9**

Total Assets, Capital Employed and Equity by Location

EUR million	2004	2005	2006	2004	2005	2006	2004	2005	2006
	As at 31 December								
	Total Assets			Capital Employed			Shareholder's Equity		
Austria	235.1	197.6	224.8	165.1	144.4	162.9	141.1	91.0	98.0
Baltic States	296.4	303.7	270.7	275.4	291.5	249.5	150.2	157.0	142.6
Belgium	625.1	591.6	574.4	568.6	525.3	506.9	257.2	246.5	289.6
Czech Republic	121.7	153.9	164.8	110.6	141.8	133.6	128.0	142.0	154.6
Denmark	53.1	58.9	58.3	44.5	47.7	51.0	200.8	174.5	176.6
Finland	5 056.9	5 355.0	5 633.8	3 218.2	3 686.1	3 714.2	1 968.1	1 512.9	1 591.0
France	389.0	431.2	381.3	275.7	235.6	230.8	138.1	-18.9	144.5
Germany	1 778.6	2 031.6	1 794.4	877.2	979.5	974.9	647.6	637.7	670.9
Netherlands	181.7	196.1	149.9	132.2	121.7	21.1	197.0	61.5	-43.8
Poland	248.9	266.6	293.8	162.1	189.3	189.6	135.9	147.1	158.0
Portugal	216.8	226.3	0.5	202.0	201.0	-	243.8	240.9	0.4
Spain	121.1	121.4	121.7	84.2	80.2	83.4	73.7	77.0	75.0
Sweden	3 270.0	3 593.5	3 611.9	1 552.5	2 113.8	2 115.2	1 847.1	1 941.4	2 394.7
Russia	127.8	182.9	204.0	119.3	163.1	177.6	33.5	55.3	51.9
Other Europe	77.2	222.4	212.0	9.5	117.1	121.3	70.3	130.7	128.7
Total Europe	**12 799.4**	**13 932.7**	**13 696.3**	**7 797.1**	**9 038.1**	**8 732.0**	**6 232.4**	**5 596.6**	**6 032.7**
Brazil	190.8	343.7	738.2	0.3	32.9	370.3	190.6	343.4	699.8
Canada	484.2	508.1	344.8	447.2	320.2	272.7	417.7	381.5	234.3
China (inc Hong Kong)	174.4	259.4	265.2	147.8	201.0	227.5	39.2	100.3	103.4
USA	2 554.9	2 725.6	2 341.2	1 842.8	2 052.2	1 684.7	748.1	762.7	704.7
Other Latin America	0.3	29.0	27.4	-	16.2	24.2	0.2	28.5	26.7
Other	37.6	55.4	27.2	9.6	17.2	20.4	-2.8	7.1	-2.0
Total	**16 241.6**	**17 853.9**	**17 440.3**	**10 244.8**	**11 677.8**	**11 331.8**	**7 625.4**	**7 220.1**	**7 799.6**

Total capital employed represents operating capital less net tax liabilities.

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Location

	Year Ended 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	**Fixed Assets**			**Capital Expenditure**			**Depreciation/Impairment**		
Austria	139.9	120.2	117.6	13.3	8.1	6.2	16.6	27.4	7.1
Baltic States	208.2	204.4	180.5	28.9	16.1	11.6	24.8	19.2	34.1
Belgium [(1)]	506.0	486.0	468.8	-11.7	12.0	7.1	39.8	36.3	34.3
Czech Republic	100.2	117.1	119.6	10.5	4.8	4.0	13.0	6.2	7.5
Finland	3 086.3	2 928.8	2 702.4	239.3	201.9	157.1	369.2	411.5	377.1
France	199.6	201.0	184.2	37.7	49.9	5.7	24.0	56.2	20.2
Germany	1 177.9	1 283.7	1 100.7	187.0	49.9	45.0	163.1	143.9	226.7
Netherlands	80.6	75.5	24.2	5.2	3.1	6.6	9.9	10.8	45.3
Poland	146.5	171.5	165.3	0.1	32.5	10.5	0.9	16.9	19.6
Portugal	127.3	127.1	0.1	4.5	9.8	8.0	9.9	9.9	5.8
Spain	69.0	68.5	64.1	2.4	6.5	2.6	6.7	6.9	6.9
Sweden	1 959.8	2 234.3	2 200.4	283.8	554.9	166.9	207.9	216.4	242.9
Russia	82.2	119.5	133.3	12.3	30.1	29.8	5.4	9.0	12.2
Other Europe	49.2	125.1	118.1	2.9	17.1	8.6	9.4	15.8	11.7
Total Europe	**7 932.7**	**8 262.7**	**7 579.3**	**816.2**	**996.7**	**469.7**	**900.6**	**986.4**	**1 051.4**
Brazil	0.3	32.5	250.4	0.2	29.0	13.3	0.1	0.1	5.9
Canada [(1)]	404.4	344.9	290.9	29.4	-15.5	5.1	28.9	110.6	25.3
China (inc Hong Kong)	121.5	158.5	164.4	3.7	22.6	18.8	11.1	8.9	8.2
USA	2 185.1	2 272.4	1 918.5	123.8	83.2	43.0	229.9	320.6	165.6
Other Latin America	0.1	14.4	20.7	-	13.2	8.6	-	-	0.1
Other	6.7	7.3	6.6	1.8	0.4	0.6	1.4	1.1	1.2
Total	**10 650.8**	**11 092.7**	**10 230.8**	**975.1**	**1 129.6**	**559.1**	**1 172.0**	**1 427.7**	**1 257.7**

(1) Negative capital expenditure is as a result of grant receipts.

Goodwill by Location (included in Fixed Assets above)

	Year Ended 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	**Goodwill**			**Acquisitions**			**Amortisation/Impairment**		
Austria	43.0	43.0	43.0	-	-	-	6.3	-	-
Baltic States	57.8	54.2	54.2	-	-	-	7.0	-	-
Belgium	12.0	12.0	12.0	-	-	-	2.4	-	-
Czech Republic	54.2	56.9	60.0	-	-	-	7.9	-	-
Finland	4.0	59.0	57.0	0.1	55.0	-	1.1	-	2.0
Germany	146.0	185.0	180.0	-	39.0	2.0	27.6	-	7.0
Sweden	13.9	33.6	34.8	-	20.0	-	2.1	-	-
Other Europe	9.8	9.7	9.7	6.8	-	-	1.2	-	-
Total Europe	**340.7**	**453.4**	**450.7**	**6.9**	**114.0**	**2.0**	**55.6**	**-**	**9.0**
China (inc Hong Kong)	17.7	21.0	19.5	-	-	-	4.9	-	-
USA	429.5	487.4	436.6	-	-	-	29.7	8.0	-
Total	**787.9**	**961.8**	**906.8**	**6.9**	**114.0**	**2.0**	**90.2**	**8.0**	**9.0**

Material acquisitions in recent years consisted of the Arapoti Group in Brazil in 2006, the Schneidersöhne Group in 2005 in Germany and, the Intercell Group in 2004 in Poland. Four companies were disposed of in 2006, encompassing Celbi Pulp Mill in Portugal, Pankakoski Mill in Finland, Grycksbo Mill in Sweden and the Lübeck Sheeting Plant in Germany. In 2004, 56.7% of the shares in the Group's Swedish forest-owning company, Bergvik Skog AB were sold.

Acquisitions

In 2006 Stora Enso spent EUR 329.8 (EUR 328.9) million on share acquisitions, of which EUR 320.0 million related to its acquisition of the Brazilian Arapoti Group. The other EUR 9.8 million related to a small Polish Wood Supply business, sundry additional costs relating to previous acquisitions and small minority buy-outs of EUR 1.1 million; acquisitions in 2005 included minority buy-outs of EUR 93.3 million.

Acquisitions by Segment

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Publication Paper	-	2.2	181.3
Fine Paper	5.2	83.7	-
Merchants	31.1	140.7	0.3
Packaging Boards	131.8	27.0	1.0
Wood Products	-	69.2	8.3
Wood Supply	12.2	6.1	138.9
Total	180.3	328.9	329.8

Acquisitions by Country

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Baltic States	-	58.4	-
Poland	131.8	1.5	1.3
Other EU	36.3	193.9	8.5
Other Europe, excl EU	12.2	65.3	-
Brazil	-	-	320.0
Other	-	9.8	-
Total Assets	180.3	328.9	329.8

Acquisition of Group Companies

	Year Ended 31 December		
EUR million	**2004**	**2005**	**2006**
Acquired Net Assets			
Cash and cash equivalents	45.9	10.3	1.6
Other operating working capital	44.0	171.4	47.3
Tangible fixed assets	160.8	187.9	213.6
Intangible fixed assets	22.5	86.4	8.4
Biological assets	-	-	61.1
Tax liabilities	-19.2	-59.8	1.2
Net interest-bearing liabilities	-10.7	-274.6	-4.5
Minority interests	-69.9	93.3	1.1
Fair Value of Net Assets in Acquired Companies	173.4	214.9	329.8
Goodwill	6.9	114.0	-
Total Purchase Consideration	180.3	328.9	329.8

On 1 September 2006 Stora Enso finalised its 100% acquisition of the shares in the now renamed Stora Enso Arapoti Indústria de Papel Ltda. and Stora Enso Arapoti Empreendimentos Agrícolas Ltda; the assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper Inc. The deal comprised a paper mill producing coated mechanical paper, a sawmill and some 50 000 hectares of land, of which approximately 30 000 hectares are productive plantations. The acquired entities are at Arapoti, in the state of Paraná, near major markets in Southern Brazil, and at 31 December 2006 they employed 745 people.

The acquisition value, including costs, amounted to EUR 320.0 million. The IFRS-compliant acquired equity in the local books amounted to EUR 244.5 million, leaving EUR 75.5 million to be allocated in the purchase price allocation, principally to tangible fixed assets; there was no goodwill. The acquisition accounting however remains provisional, until the fair valuations have been finalised.

In 2006 the companies had external sales of EUR 162.4 million, of which EUR 54.3 million arose in the period after acquisition, the effect on Group turnover for a full year being estimated at EUR 188.0 million. In the four months from 1 September, Arapoti made a profit before tax of EUR 0.1 million.

The paper mill was the main focus in the acquisition and has been incorporated into Stora Enso's Publication Paper Division. The light-weight coated (LWC) production line, which includes a fully integrated thermo-mechanical pulp (TMP) mill, was built in 1992 and rebuilt in 1999, currently having an annual capacity of 205 000 tonnes.

The sawmill started operations in autumn 2004 and has an annual capacity is 150 000 m³. The forest business owns some 50 000 hectares of land, including 25 000 hectares of pine and 5 000 hectares of eucalyptus plantations, and thus the entire business is more than self-sufficient in wood supply. The sawmill and plantations are being incorporated into Stora Enso's Forest Products Division, though future development options are being evaluated.

Acquisitions in 2006

EUR million	Total Group Acquisitions			Arapoti Group		
	Total Value	Allocated Fair Values	Acquired Book Value	Total Value	Allocated Fair Values	Acquired Book Value
Tangible fixed assets	213.6	86.7	126.7	205.1	80.6	124.5
Intangible fixed assets	8.4	7.7	0.7	6.5	5.8	0.7
Biological assets	61.1	1.1	60.0	61.1	1.1	60.0
Total Fixed Assets	**283.1**	**95.7**	**187.4**	**272.7**	**87.5**	**185.2**
Operative receivables: Non-current	14.5	-7.4	21.9	15.7	-6.2	21.9
Current	39.4	-0.6	40.0	39.0	-0.6	39.6
Inventories	19.9	-4.7	24.6	19.2	-4.6	23.8
Cash	1.6	-	1.6	1.5	-	1.5
Tax assets	2.0	-0.6	2.6	1.5	-1.2	2.7
Total Assets Acquired	**360.5**	**82.4**	**278.1**	**349.6**	**74.9**	**274.7**
Group shareholder equity acquired	329.8	83.6	246.2	320.0	75.5	244.5
Minority Interests	-1.1	-1.2	0.1	-	-	-
Net Equity Acquired	**328.7**	**82.4**	**246.3**	**320.0**	**75.5**	**244.5**
Operative Liabilities: Non-current	0.2	0.2	0	-	-	-
Current	26.5	-0.2	26.7	25.3	-0.6	25.9
Debt: Non-current	4.2	-	4.2	3.7	-	3.7
Current	0.2	-	0.2	-	-	-
Tax Liabilities	0.7	-	0.7	0.6	-	0.6
Total Equity & Liabilities Acquired	**360.5**	**82.4**	**278.1**	**349.6**	**74.9**	**274.7**

Acquisitions in 2005 included:

- In August 2005 Stora Enso finalised its acquisition of 100% of the German-based paper merchant group Schneidersöhne, in an all-cash acquisition which valued the business at EUR 441.6 million, being the equity purchase price of EUR 202.7 million and debt of EUR 238.9 million. The acquisition was accounted for using the purchase method under which the total purchase price was allocated to assets and liabilities based on their fair values; this resulted in the allocation of EUR 82.9 million and EUR 35.8 million to intangible and tangible fixed assets respectively, EUR 7.1 million to other assets and liabilities, EUR 40.7 million for tax and goodwill of EUR 114.0 million. The acquisition accounting was finalised in 2006 and another EUR 2.0 million was added to goodwill, making EUR 116.0 million in all.

  Schneidersöhne was the second largest paper merchant in Germany by sales volume, and the fifth largest in Europe; it had operations in 11 countries with the biggest markets being Germany and Switzerland. In 2006 many of its former subsidiaries outside its core markets were merged with existing merchant units, or worked closely with them, in Papyrus's Western and Eastern European areas of operation. The core area of Germany and Switzerland constitutes a separate business area for Papyrus and in 2006 had external sales of EUR 922.7 million.
- In April 2005 the Group completed its acquisition of Papeteries de France SA from International Paper Corp for EUR 12.4 million as part of the Group strategy to develop its Papyrus merchant business. The business had full year sales of EUR 140.0 million in 2006.
- In July 2005 Stora Enso Timber AG in Austria bought out its 51% partner in its former Associate Holzwerke Wimmer GmbH in Germany and its subsidiary at Zdirec in the Czech Republic. The Wimmer companies specialised in the further processing of Group products. The purchase price amounted to EUR 5.2 million and, together with the existing book value of EUR 5.0 million for the 49% already reported as an Associate, this gave an acquisition value of EUR 10.2 million, equivalent to the net assets acquired. The Wimmer companies had an external turnover in 2006 of EUR 71.4 million.
- In December 2005 Wood Supply acquired another subsidiary in Russia in a deal worth EUR 6.1 million, the rationale being to enhance Group fibre supply; this acquisition did not affect Group turnover as the supplies were internal.
- There was one other small acquisition in Belgium of EUR 2.2 million which was intended to ensure fibre supply to Langerbrugge Mill.

The details of the 2005 buy-outs of Minority Interests are:

- Stora Enso Timber Oy exercised its option to buy-out the 34% Minority in its Baltic subsidiary, Stora Enso Timber AS. The value of the Minority at 31 December 2004 amounted to EUR 27.4 million, thus with the purchase consideration coming to EUR 55.3 million, a charge of EUR 27.9 million was made against Retained Earnings (see Note 20).
- Stora Enso Timber AS itself had a small Minority in the ownership of its Imavere sawmill and this too was bought out during the year; Minorities in timber businesses in Australia and Germany were also extinguished. The total price was EUR 3.9 million and this resulted in a charge against Retained Earnings of EUR 1.5 million.
- Stora Enso acquired UPM-Kymmene Oyj's 29% minority shareholding in Corenso United Oy Ltd following approval by the regulatory authorities. The cost of the share acquisition totalled EUR 22.8 million with a charge against Retained Earnings of EUR 7.2 million.
- In July 2005 Stora Enso China Holdings AB increased its ownership of Suzhou Mill from 80.9% to 96.5% by acquiring the 15.6% holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition cost EUR 8.5 million with a charge to Retained Earnings of EUR 7.4 million. The remaining Minority of 3.5% is owned by the Suzhou New District Economic Development Group and according to the deal, Stora Enso has the option to purchase this in the future.
- The Group made certain other Minority payments at a cost of EUR 4.6 million which resulted in a gain to Retained Earnings of EUR 1.0 million.

Acquisitions in 2004 included:

- In December 2004 Stora Enso closed its acquisition of 66.56% of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation. The acquisition price was EUR 131.8 million and, with the fair value of the net assets acquired being EUR 201.2 million, this gave the minority interest an accounting value of EUR 69.4 million. In 2006 its external sales were EUR 173.2 million.
- In September 2004 Stora Enso completed its 100% acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper Corp, the acquisition being completed in 2005 with an additional payment of EUR 1.0 million to give a total purchase price of EUR 32.1 million, of which goodwill came to EUR 6.6 million. Scaldia had net sales in 2006 of EUR 109.2 million.
- Stora Enso also made various small acquisitions in Russia amounting to EUR 12.2 million in 2004 as part of its Wood Supply programme to reduce supply risk by securing sources of fibre.

Disposals

In 2006 Stora Enso sold several businesses, for a net consideration after costs of EUR 466.5 (EUR 1.6) million, as part of its Asset Performance Review. Whilst two disposals triggered fixed asset impairments, the disposal of the Celbi Pulp Mill in Portugal resulted in a gain of EUR 197.9 million.

Disposal of Group Companies

EUR million	Year Ended 31 December 2004	2005	2006
Net Assets Sold			
Cash and cash equivalents	29.5	-	20.2
Other operating working capital	62.2	-	59.5
Fixed assets	94.1	-	172.4
Biological assets	1 541.2	-	45.5
Interest-bearing assets less cash and cash equivalents	23.1	1.6	1.2
Tax liabilities	-222.9	-	-18.0
Interest-bearing liabilities	-1 518.8	-	-12.0
Minority interests	-	-	-0.2
Net Assets in Divested Companies	8.4	1.6	268.6
Income Statement capital gain	113.0	-	197.9
Provision for unrealised gain	*76.5*	-	-
Total Disposal Consideration Received in Cash	197.9	1.6	466.5

In October 2005 the Group announced an Asset Performance Review ("APR") program which would reduce capacity by about 400 000 tonnes in the short term and strengthen the Group's financial performance. In 2006 the Asset Performance Review continued as mills under scrutiny were evaluated with reference to their financial performance and strategic fit within the Group. In some cases, major steps to restructure the Group resulted in substantial disposals, either by asset sale (see Note 22) or by disposal of the companies themselves, as shown below.

Grycksbo Mill, Sweden

On 31 March 2006 Stora Enso sold its Grycksbo Mill to Accent Equity, a Stockholm-based private equity firm, for a net sales price of EUR 37.4 million after costs, recording a fixed asset impairment of EUR 23.9 million, in order to reduce the value of its net assets down to the level of the net sale proceeds, and a CTA charge of EUR 2.2 million on account of accumulated currency losses. The effects of the disposal are that Group annual sales will decrease by some EUR 140 million and working capital by some EUR 6 million; the divestment will have no material effect on operating profit, though Group debt will be reduced by the amount of the sales proceeds.

Grycksbo Mill, in Dalarna province in central Sweden, was a non-integrated producer of on-machine coated woodfree paper with annual capacity of around 250 000 tonnes and employing around 500 staff.

Lübeck Sheeting Plant, Germany

On 30 June 2006 Stora Enso sold its sheeting operations at Lübeck to OKAB Convert AB (OKAB); the sale had no material impact on Group financial figures. OKAB took over Stora Enso's 24 personnel and machinery at Lübeck and installed two new sheeters at the site to further strengthen services.

Pankakoski Mill, Finland

On 31 July 2006 Enso sold its Pankakoski Mill to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The mill was part of Packaging Boards, employed about 200 people and produced speciality paperboards for packaging and graphical end-users on two board machines with a total annual capacity of around 100 000 tonnes.

The sale realised EUR 5.2 million, though the Group's interest-bearing net liabilities were decreased by some EUR 20 million, and a fixed asset impairment of EUR 15.8 million was recorded. Annual Packaging Boards sales will decrease by some EUR 60 million and the working capital by some EUR 12 million, though the divestment will have no material effect on the Group's future operating profit.

Celbi Pulp Mill & Plantation, Portugal

On 8 August 2006 Stora Enso completed the sale of Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill, to Altri, a Portuguese company with steel, pulp and paper operations. The sales value net of costs was EUR 423.5 million and resulted in a capital gain of EUR 197.9 million. Group interest-bearing liabilities were reduced by the equivalent of the sales value, as the mill was debt-free, and the divestment decreased working capital by some EUR 30 million. Celbi Pulp Mill had an annual production capacity of about 305 000 tonnes of high quality short-fibre eucalyptus pulp, suitable for the production of printing, writing and speciality papers and tissue. The mill obtained half its fibre raw material from its own plantations of approximately 41 000 hectares and employed about 360 staff. Celbi's annual sales were some EUR 140 million, of which about EUR 55 million were internal, and it contributed EUR 26 million operating profit in 2005.

There was only one minor divestment in 2005, which realised its net asset worth of EUR 1.6 million.

In March 2004 Stora Enso's forest restructuring programme, launched in 2002, culminated with the divestment of the Group's Swedish forest interests, which had a book value of EUR 1 598.0 million at 31 December 2003. Although the capital gain on disposal amounted to EUR 113.9 million, the sale also triggered the release of deferred tax provisions of a further EUR 240.5 million that had been provided in the event of an asset sale as opposed to the company divestment that ultimately occurred. Stora Enso's on-going stake in Bergvik Skog AB is now accounted for as an Associate (see Note 14). An unrealised gain of EUR 75.6 million in excess of the reported profit was also generated on this transaction and is shown in Balance Sheet liabilities (see Note 24).

In October 2004 Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Indonesian acacia plantation company. The book value of the plantation at sale was EUR 21.8 million and the disposal resulted in a small overall profit of EUR 2.4 million.

Following the Kyoto agreement, the European Union has issued carbon dioxide ("CO_2") emission rights to participating entities to discharge a specified level of emissions. Participants in the scheme have received a certain amount of emission rights for free and they are also able to buy and sell these rights in a market. If their emissions exceed their rights, they must purchase more allowances on the market, though if they emit less, they will be able to sell their excess allowances on the market. The Group has expensed EUR 103.5 (EUR 36.4) million, under Materials & Services, on account of actual emissions, thus ensuring the Income Statement correctly reflects the cost of assets used in production. This is offset under Other Operating Income by an equivalent credit from the original grant of those rights, hence the Income Statement is neutral in this respect. Stora Enso emissions in 2005 were less than the allowances granted, thus sale proceeds from surplus rights came to EUR 1.6 million in 2005, with a further income of EUR 5.9 million being credited to the Income Statement in 2006, representing the value of the remaining unused 2005 rights still held by the Group on 1 April 2006 when 2005 emission rights were required to be surrendered against emissions made. In 2006 further rights were sold and, along with the market value of the remaining rights held at the year end, a further EUR 7.6 million was credited to income.

The Group also generates other income from its environmentally friendly power-generation in Sweden and Belgium where it uses renewable resources and is thus entitled to Green Certificates for onward sale to generators that consume non-renewable resources. The income from this amounted to EUR 24.4 (EUR 21.2) million.

In August 2006 Stora Enso completed the sale of its Celbi Pulp Mill and plantation for EUR 423.5 million, resulting in a capital gain of EUR 197.9 million, of which EUR 189.8 million represented the goodwill realised and a further EUR 8.0 million the CTA profit on currency variations arising through its immediate Swedish parent company. Whilst there are no capital losses on the disposals of Group companies, the net assets within those entities having been impaired down to the value of the disposal proceeds, the sale of Grycksbo Mill in Sweden did trigger a CTA charge of EUR 2.2 million.

In 2004 the Group divested its Swedish forest holdings company, Bergvik Skog AB (see Note 5) and generated a capital gain of SEK 978 (EUR 107.3) million on the fixed assets therein. Cumulative Translation Adjustments (CTA) relating to divested companies amounted to EUR 11.7 million, of which EUR 6.5 million also related to Bergvik Skog AB.

Other Operating Income & Expense

	Year Ended 31 December		
EUR million	**2004**	**2005**	**2006**
Other Operating Income			
Emission rights	na	38.0	117.0
Sale of Green Certificates	34.0	21.2	24.4
Capital gains	113.0	2.1	200.6
CTA on disposals, net of hedging	11.7	-	8.0
Gain on sale of unlisted shares	1.4	1.0	0.6
Insurance compensation	4.8	3.3	2.4
Rent	8.4	8.0	8.6
Subsidies	7.4	6.5	3.3
Total	**180.7**	**80.1**	**364.9**
Other Operating Expenses include			
Research and Development	82.2	88.0	79.4
Rents paid	93.4	96.0	98.9
Loss on sale of long-term investments	0.3	7.9	-
CTA on disposals, net of hedging	-	0.2	2.2
Materials and Services include			
Actual emissions	-	36.4	103.5

Aggregate fees for professional services of an accounting nature rendered to the Group amounted to EUR 9.2 (EUR 8.2) million, of which EUR 6.1 (EUR 5.6) million related to the principal independent auditor, PricewaterhouseCoopers, as shown below. Audit fees relate to the audit of the annual financial statements or ancillary services normally provided in connection with statutory and regulatory filings. Audit-related fees are incurred for assurance and associated services that are reasonably related to the performance of the audit or review of financial statements. Tax fees are incurred on account of tax compliance, advice and planning.

Principal Independent Auditor's Fees & Services

	Year Ended 31 December		
EUR million	**2004**	**2005**	**2006**
Audit fees	2.7	3.6	4.9
Audit-related fees	1.0	0.8	0.2
Tax fees	1.1	1.0	0.9
Other fees	0.1	0.2	0.1
Total	**4.9**	**5.6**	**6.1**

Personnel Expenses

EUR million	Year Ended 31 December 2004	2005	2006
Wages and salaries	1 594.8	1 637.3	1 674.7
Board Remuneration (see below)	0.7	0.7	0.7
Pensions (see below)	22.9	240.5	232.2
Share-based remuneration (Note 29)	-	11.0	26.7
Other statutory employer costs	271.9	289.4	287.1
Other voluntary costs	17.6	3.6	4.1
Total	1 907.9	2 182.5	2 225.5

Pensions

EUR million	Year Ended 31 December 2004	2005	2006
Defined benefit plans	-135.8	22.3	45.2
Defined contribution plans	*201.8*	*197.0*	*166.0*
Other post-employment benefits	-43.1	21.2	21.0
Total Pension Costs	22.9	240.5	232.2

As a result of the 2004 change in rules for calculating disability pension liabilities in Finland, there was a credit to the Income Statement relating to defined benefit plans in 2005 and 2004 of EUR 4.4 million and EUR 179.9 million respectively; full details of pension costs are shown in Note 21.

Board & Board Committee Remuneration

EUR thousand	Year Ended 31 December 2004	2005	2006
Board Members at 31 December 2006			
Claes Dahlbäck, Chairman	141.0	145.0	156.0
Ilkka Niemi, Vice Chairman	69.7	89.5	102.5
Gunnar Brock	-	45.0	60.0
Lee A. Chaden	45.0	67.0	72.3
Dominique Hériard Dubreuil	-	-	49.5
Jukka Härmälä, CEO	-	-	-
Birgitta Kantola	-	50.3	72.3
Jan Sjöqvist	67.5	70.0	75.0
Matti Vuoria	-	47.3	65.2
Marcus Wallenberg	65.2	62.5	60.0
Former Board Members			
Krister Ahlström	91.0	23.3	-
Harald Einsmann	64.5	63.7	15.7
Barbara Kux	65.3	16.7	-
Paavo Pitkänen	65.3	16.7	-
George W. Mead	15.0	-	-
Total Remuneration as Directors	689.5	697.0	728.5

Executive Management Group ("EMG") Remuneration
EMG annual salaries are normally reviewed once a year with new salaries valid from 1 March. Basic annual salaries totalled EUR 4.3 (EUR 4.7) million, of which EUR 1.1 (EUR 1.0) million related to the CEO as detailed below.

Executive Remuneration: CEO

EUR thousand	Year Ended 31 December 2004	2005	2006
Remuneration			
Annual salary	1 102.8	*976.4	*1 104.9
Benefits	64.1	119.8	98.2
Bonus (variable salary)	253.9	*164.4	*77.9
Options & share awards	-	46.0	259.1
	1 420.8	**1 306.6**	**1 540.1**
Pension Costs			
Finnish TEL scheme	161.9	104.4	-8.2
Stora Enso voluntary plan	332.9	*267.3*	-
International pension plan	-	393.4	302.4
	494.8	**765.1**	**294.2**
Total Compensation	**1 915.6**	**2 071.7**	**1 834.3**

*) If the CEO had not participated in the International Pension Plan described below, the corresponding figures for 2006 would have been: Annual salary EUR 1 240.3 (1 165.4), Bonus EUR 213.2 (368.8), Benefits EUR 98.2 (119.8), Options and share awards EUR 259.1 (EUR 46.0); Total EUR 1 810.8 (1 700.0).

Chief Executive Officer: Jukka Härmälä
The base salary for the CEO was increased by 4% (4%) in local currency in 2006. In addition to his basic salary, the CEO was paid a bonus of EUR 213 229 (368 807) amounting to 38% of maximum bonus, which was paid in a mixture of cash and pension contributions.

The CEO also has interests in various equity incentive schemes:

Option Programmes for Management (1999 to 2006)
The CEO was granted 60 000 (60 000) options in 2006, the estimated value at the grant date of 1 March, as calculated by the option pricing model, being EUR 106 200 (132 600). During the year the CEO exercised 112 500 (NIL) options from previous years, netting a cash value of EUR 175 500 (NIL).

Share Based Programmes for Management
The CEO received a Restricted Share Award of 10 000 (10 000) shares, the value at the grant date of 1 March 2006 being EUR 119 500 (EUR 115 700). During the year the number of shares settled on the CEO from previous awards amounted to 7 000 (4 000), having a cash value at the 1 March 2006 settlement date of EUR 83 650 (46 280) based on the share price of EUR 11.95 (EUR 11.57) at that date.

The CEO was granted a Performance Share Award of 10 000 (10 000) shares, the value, assuming targets are met, at the grant date of 1 March 2006 being EUR 119 500 (EUR 115 700). During the year no shares settled on the CEO from previous awards as the performance targets had not been attained and thus 7 000 (4 000) shares previously awarded lapsed.

The CEO, now being sixty, will retire during 2007 and his pension, arising from the compulsory Finnish TEL scheme and a Stora Enso voluntary plan, will amount to 66% of the average of the last four years Finnish remuneration. Pensionable remuneration in 2006 was EUR 1 042 439 (EUR 1 002 345).

In 2005 the CEO joined a defined contribution International Pension Plan that was established with acceptance from the UK Inland Revenue. Accordingly, the terms and conditions of his employment were amended to allow Stora Enso to make contributions into the international pension plan, though the overall level of his remuneration remained unchanged. In 2006, Stora Enso made contributions of EUR 302 400 (EUR 393 449) into the International Pension Plan on Mr Härmälä's behalf.

Executive Management Group

EMG members have short-term incentive plans up to a maximum 50% of annual fixed salary, with up to 50% tied to the Group's Return on Capital Employed; the payout in 2006, relating to 2005, was EUR 346 488 (EUR 628 137). Benefits amounting to EUR 184 413 (EUR 212 400) were provided, though additional sums relating to the foreign assignments of two (six) members were paid at a cost of EUR 83 270 (EUR 268 070). Under the new accounting rules from 1 January 2005 for share-based payments, the non-cash charge to the Group for their executive options and restricted share awards amounted to an income of EUR 149 322 as opposed to an expense in 2005 of EUR 826 912.

EMG members may retire at sixty with pensions consistent with local practices within their respective home countries; pension costs totalled EUR 1 590 003 (EUR 1 740 024).

Contracts of employment for the CEO and other EMG members provide for notice of six months prior to termination with compensation being twelve months basic salary and a further optional twelve months salary depending on employment. They are also entitled to a certain number of shares through options / synthetic options, details of which are shown in Note 29.

EMG members also have interests in various equity incentive schemes; the figures below are inclusive of the CEO:

Option Programmes for Management (1999 to 2006)

EMG members were granted 225 000 (280 000) options in 2006, the estimated value at the grant date of 1 March being EUR 398 250 (618 800). During the year they exercised 624 000 (NIL) options from previous years, netting a cash value of EUR 1 027 164 (NIL).

Share Based Programmes for Management

EMG members received Restricted Share Awards of 37 500 (46 830) shares, the value at the grant date of 1 March 2006 being EUR 448 125 (EUR 541 823). During the year the number of shares settled on the EMG from previous awards amounted to 33 945 (18 000), having a cash value at the 1 March 2006 settlement date of EUR 405 643 (208 260) based on the share price of EUR 11.95 (EUR 11.57) at that date.

EMG members were granted Performance Share Awards of 37 500 (39 130) shares, the value, assuming targets are met, at the grant date of 1 March 2006 being EUR 448 125 (EUR 452 734). During the year no shares settled on the EMG from previous awards as the performance targets had not been attained and thus 25 945 (18 000) shares previously awarded lapsed.

In addition, due to Arno Pelkonen's resignation on 12 January 2006, the following lapsed:

- 150 000 Options
- 4 500 Restricted Share Awards
- 4 500 Performance Share Awards

Financial Income & Expense

EUR million	Year Ended 31 December 2004	2005	2006
Financial expense	-255.9	-364.6	-333.0
Financial income	149.9	213.0	253.6
Net Financial Expense	**-106.0**	**-151.6**	**-79.4**
Represented By			
Interest expense			
Bank borrowings	-149.3	-181.5	-232.7
Finance leases	-17.3	-14.4	-13.6
Interest capitalised	2.5	7.1	-
Interest income	22.7	23.8	21.5
Dividend income	17.1	4.5	1.3
Exchange gains and losses			
Currency derivatives	-59.2	-131.7	22.5
Borrowings and deposits	58.1	146.1	-47.6
Other financial income			
Fair value hedges	13.8	0.8	-
Total Return Swaps	24.9	9.7	10.9
Other fair value changes	2.7	0.3	1.2
Others (inc Listed Securities)	*8.1*	*20.7*	*196.2*
Other financial expense			
Fair value hedges	-0.2	-	-6.4
Total Return Swaps	-	-	-1.8
Other fair value changes	-9.1	-18.9	-3.9
Others (inc Listed Securities)	-20.8	-18.1	-27.0
Total	**-106.0**	**-151.6**	**-79.4**

Gains and losses on derivative financial instruments are shown in Note 25.

Total Foreign Exchange Gains & Losses in the Income Statement

EUR million	Year Ended 31 December 2004	2005	2006
Sales	-19.2	55.8	-42.5
Costs and expenses	3.2	-6.1	4.7
Net financial items	-1.1	14.4	-25.1
Total	**-17.1**	**64.1**	**-62.9**

In 2006 the Group sold the majority of its holdings in Listed Shares as part of its programme to concentrate its capital resources on core businesses. In March Stora Enso Oyj sold its 1.54% holding in Sampo Oyj for EUR 155.4 million, realising a capital gain of EUR 130.0 million. This was followed by shares in Nordea AB for EUR 10.1 million, realising a capital gain of EUR 7.8 million, and, the holding in Finnlines PLC was sold for EUR 35.5 million with a capital gain of EUR 33.6 million. Total capital gains on the sale of listed securities, shown above within Other Financial Income, amounted to EUR 175.1 million. The Group did however suffer a loss of EUR 2.9 million on the write-down of two other holdings, leaving it with a net capital gain on the disposal of Listed Securities of EUR 172.2 (EUR 5.3) million.

Stora Enso utilises Total Return Swaps ("TRS") to partially hedge the exposure to changes in the share price of synthetic options granted under the option programmes for management, which are then settled in cash. Whilst these TRS allow the Group to partially stabilise future cashflows relating to the settlement of outstanding synthetic option liabilities, they do expose the Group to certain market risks as they do not qualify for hedge accounting, therefore periodic changes in their fair value are recorded in the Income Statement in financial items. The hedged liability, being the cost of the options, is remeasured at each Balance Sheet date to its fair value, expensed rateably over the vesting period and is presented in operating profit under personnel costs. Whilst the TRS values are calculated using the current market value of the company share, the option liability is remeasured at each Balance Sheet date using estimates of the number of options that are expected to become exercisable and the latest fair valuations using Black & Scholes model. Accordingly, on a year to year basis, the movement in the hedged liability does not match the movement in the hedging instruments due to the very different basis of their calculation, though ultimately the results will converge when the options are exercised. If however the share price remains below the exercise price, the options will not be exercised, though the TRS will always be settled.

Profit before Tax & Income Tax Expense

EUR million	2004	2005	2006
	Year Ended 31 December		
Finnish Companies			
Profit before tax and Minority Interests	310.3	-180.0	251.9
Current tax expense	13.4	57.8	-3.0
Deferred tax expense	49.6	-118.7	72.3
Associated company tax	-0.5	3.8	6.0
Total tax	62.5	-57.1	75.3
Non-Finnish Companies			
Profit before tax and Minority Interests	358.1	35.8	379.9
Current tax expense	87.6	268.2	59.9
Deferred tax expense	-256.6	-263.3	-109.6
Associated company tax	8.9	15.4	17.0
Total tax	-160.1	20.3	-32.7
Total Tax	-97.6	-36.8	42.6

Income Tax Rate Reconciliation

EUR million	2004	2005	2006
	Year Ended 31 December		
Tax at domestic rates applicable to profits in the country concerned	176.0	-71.2	134.5
Non-deductible expenses and tax exempt income	-45.6	-27.4	-27.2
Losses where no deferred tax benefit is recognised	34.8	62.8	108.2
Sale of Swedish forests (2004) and Celbi Mill (2006)	-240.5	-	-55.4
Provisions released on settlement of tax cases	-	-	-119.9
Change in tax rates and change in tax laws	-22.3	-1.0	2.4
Income Taxes in the Income Statement	-97.6	-36.8	42.6
Effective Tax Rate	14.6%	25.5%	6.7%
Underlying tax rate on normal operations	29.4%	25.5%	27.1%

In 2006 provisions were released due to the settlement of tax cases with a positive impact of EUR 119.9 million, though losses where no deferred tax benefit was recognised had a negative effect of EUR 108.2 million. In addition, the capital gain on the sale of Celbi Mill in Portugal was tax exempt, with a benefit of EUR 55.4 million.

In 2004 the company owning the Group's Swedish forest assets was divested, thus the tax provided, had the forest holdings been subject to an asset sale, was not required as Swedish company sale profits are not taxable; EUR 240.5 million was credited to the Income Statement. Also in 2004, Finland passed new tax legislation providing for reduced corporate tax rates and changes in capital gains tax, the net effect being a gain of EUR 20.2 million. Group tax excluding these effects represented an underlying tax rate of 29.4%.

Income Tax Reconciliation

EUR million	2004	2005	2006	2004	2005	2006	2004	2005	2006
	Year Ended 31 December								
	Current Tax			Deferred Tax			Total Tax		
At 1 January	169.9	190.6	270.8	1 595.4	1 104.8	793.8	1 765.3	1 295.4	1 064.6
Translation difference	2.4	6.4	0.4	-17.1	13.7	-3.6	-14.7	20.1	-3.2
Companies acquired	1.7	9.1	0.7	17.5	50.7	-2.0	19.2	59.8	-1.3
Companies divested	8.8	-	-10.2	-231.7	-	-7.8	-222.9	-	-18.0
OCI	-	-	-	-6.6	33.7	-50.2	-6.6	33.7	-50.2
Pensions actuarial movement	-	-	-	-45.8	-27.0	46.6	-45.8	-27.0	46.6
Equity hedging (Note 26)	21.0	-52.4	30.7	-	-	-	21.0	-52.4	30.7
Income Statement									
Current year	106.8	243.0	193.2	29.7	-290.6	-81.7	136.5	-47.6	111.5
Prior year adjustments	-5.8	83.1	-136.3	-236.6	-91.5	44.4	-242.4	-8.4	-91.9
Tax paid	-114.2	-209.0	-215.4	-	-	-	-114.2	-209.0	-215.4
At 31 December	190.6	270.8	133.9	1 104.8	793.8	739.5	1 295.4	1 064.6	873.4
Liabilities	351.5	379.3	258.7	1 116.2	866.0	793.0	1 467.7	1 245.3	1 051.7
Assets	-160.9	-108.5	-124.8	-11.4	-72.2	-53.5	-172.3	-180.7	-178.3
Net Tax	190.6	270.8	133.9	1 104.8	793.8	739.5	1 295.4	1 064.6	873.4

The Group has recognised a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At 31 December 2006 Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of EUR 1 570 (EUR 1 629) million of which some EUR 774 (EUR 491) million had no expiry date, EUR 79 (EUR 84) million expire during the years 2007–2011 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

No deferred tax liability has been recognised for the undistributed earnings of Finnish subsidiaries as such earnings may be transferred to the Parent Company without tax consequences. In accordance with IAS 12 Taxes, the Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries.

Reconciliation of Deferred Tax Balances in 2006

EUR million	As at 1 Jan 2006	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	SORIE	As at 31 Dec 2006
Fixed asset depreciation differences	1 272.7	-18.2	-19.0	-56.9	-	1 178.6
Untaxed reserves	14.4	0.1	0	1.7	-	16.2
Pension provisions	-222.3	0.2	-0.4	-1.1	46.6	-177.0
Other provisions	-63.4	0.8	2.2	-18.5	-	-78.9
Fair value gains less losses	-6.3	1.0	-3.7	-3.5	-	-12.5
Unrealised internal profits	-8.2	-0.3	-	0.6	-	-7.9
Tax losses carried forward	-472.6	29.4	-	18.1	-	-425.1
Other	-3.6	1.1	11.1	-47.0	-	-38.4
Less valuation allowance (Note 10)	207.0	-17.7	-	69.3	-	258.6
	717.7	-3.6	-9.8	-37.3	46.6	713.6
Fair value of available-for-sale investments (OCI)	40.8	-	-	-	-36.6	4.2
Fair value of derivative financial instruments (OCI)	35.3	-	-	-	-13.6	21.7
Change in Net Deferred Tax	**793.8**	**-3.6**	**-9.8**	**-37.3**	**-3.6**	**739.5**
Shown on the Balance Sheet as						
Liabilities	866.0	-7.2	-7.8	-54.4	-3.6	793.0
Assets	-72.2	3.6	-2.0	17.1	-	-53.5
	793.8	**-3.6**	**-9.8**	**-37.3**	**-3.6**	**739.5**

OCI = Other Comprehensive Income Statement – see Note 25

SORIE = Consolidated Statement of Recognised Income & Expense

Reconciliation of Deferred Tax Balances in 2005

EUR million	As at 1 Jan 2005	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	SORIE	As at 31 Dec 2005
Fixed asset depreciation differences	1 326.4	36.0	57.4	-147.1	-	1 272.7
Untaxed reserves	116.4	-5.2	-0.1	-96.7	-	14.4
Pension provisions	-147.2	0.6	-1.4	-47.3	-27.0	-222.3
Other provisions	-7.9	0.2	-0.5	-55.2	-	-63.4
Fair value gains less losses	9.0	0.3	-0.2	-15.4	-	-6.3
Unrealised internal profits	-5.5	-	-0.1	-2.6	-	-8.2
Tax losses carried forward	-362.9	-33.8	-5.7	-70.2	-	-472.6
Other	4.8	-2.1	-3.3	-3.0	-	-3.6
Less valuation allowance (Note 10)	129.3	17.7	4.6	55.4	-	207.0
	1 062.4	13.7	50.7	-382.1	-27.0	717.7
Fair value of available-for-sale investments (OCI)	28.2	-	-	-	12.6	40.8
Fair value of derivative financial instruments (OCI)	14.2	-	-	-	21.1	35.3
Change in Net Deferred Tax	**1 104.8**	**13.7**	**50.7**	**-382.1**	**6.7**	**793.8**
Shown on the Balance Sheet as						
Liabilities	1 116.2	13.6	51.2	-321.7	6.7	866.0
Assets	-11.4	0.1	-0.5	-60.4	-	-72.2
	1 104.8	**13.7**	**50.7**	**-382.1**	**6.7**	**793.8**

OCI = Other Comprehensive Income Statement – see Note 25

SORIE = Consolidated Statement of Recognised Income & Expense

Under IFRS, all deferred tax is shown as non-current even though a proportion will be reversed within twelve months; the table below shows the deferred tax considered to be current and non-current.

Deferred Tax Allocated into Current & Non-Current Balances

	As at 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	Non-Current			Current			Total Deferred Tax		
Depreciation differences	1 311.4	1 245.2	1 175.8	15.0	27.5	2.8	1 326.4	1 272.7	1 178.6
Untaxed reserves	116.4	13.6	14.9	-	0.8	1.3	116.4	14.4	16.2
Pension provisions	-137.3	-210.7	-183.2	-9.9	-11.6	6.2	-147.2	-222.3	-177.0
Other provisions	-5.0	-40.5	-49.0	-2.9	-22.9	-29.9	-7.9	-63.4	-78.9
Fair value gains less losses	9.0	-5.6	-13.2	-	-0.7	0.7	9.0	-6.3	-12.5
Unrealised internal profits	-	-	-	-5.5	-8.2	-7.9	-5.5	-8.2	-7.9
Tax losses carried forward	-354.1	-381.5	-411.5	-8.8	-91.1	-13.6	-362.9	-472.6	-425.1
Other	16.0	60.5	-56.7	-11.2	-64.1	18.3	4.8	-3.6	-38.4
Less valuation allowance	129.3	207.0	258.6	-	-	-	129.3	207.0	258.6
	1 085.7	888.0	735.7	-23.3	-170.3	-22.1	1 062.4	717.7	713.6
OCI	35.4	54.6	15.4	7.0	21.5	10.5	42.4	76.1	25.9
Total	1 121.1	942.6	751.1	-16.3	-148.8	-11.6	1 104.8	793.8	739.5

Note 10 Valuation Provisions

Provisions for doubtful accounts, obsolete inventories, low inventory market values and tax valuation allowances are shown below:

Valuation and Qualifying Accounts

EUR million	Doubtful Accounts	Stock Obsolescence	Stock Valuation	Deferred Tax	Total Allowances
Carrying Value at 1 January 2004	40.6	28.6	6.3	107.9	183.4
Translation difference	-0.1	-0.2	-0.2	-	-0.5
Charge in Income Statement	10.1	7.6	2.9	21.4	42.0
Reversal in Income Statement	-10.9	-5.8	-1.8	-	-18.5
Carrying Value at 31 December 2004	39.7	30.2	7.2	129.3	206.4
Translation difference	0.9	0.8	0.2	17.7	19.6
Companies Acquired	13.9	2.5	2.6	4.6	23.6
Charge in Income Statement	4.5	22.4	5.4	100.0	132.3
Reversal in Income Statement	-11.7	-12.2	-4.8	-44.6	-73.3
Carrying Value at 31 December 2005	47.3	43.7	10.6	207.0	308.6
Translation difference	-0.1	-0.7	-0.3	-17.7	-18.8
Companies Acquired & Disposed	-3.3	1.5	-0.4	-	-2.2
Charge in Income Statement	5.5	14.8	3.0	83.6	106.9
Reversal in Income Statement	-7.1	-16.6	-4.5	-14.3	-42.5
Carrying Value at 31 December 2006	42.3	42.7	8.4	258.6	352.0

	Year Ended 31 December		
EUR million	2004	2005	2006
Depreciation			
Intangible fixed assets	20.2	36.0	39.0
Buildings and structures	112.9	123.6	124.2
Plant and equipment	910.8	932.5	885.0
Other tangible fixed assets	23.9	23.6	25.1
Goodwill	90.2	-	-
Total	1 158.0	1 115.7	1 073.3
Impairment and disposal losses			
Plant and equipment	14.0	285.2	116.0
Other fixed assets	-	18.8	59.4
Goodwill	-	8.0	9.0
Total	14.0	312.0	184.4
Depreciation, Amortisation and Impairment Charges	1 172.0	1 427.7	1 257.7

Total impairments during 2006 amounted to EUR 184.4 million, of which EUR 23.7 million resulted from annual impairment tests, EUR 148.5 million from the Asset Performance Review (APR) and EUR 12.2 million due to obsolete assets and terminated projects. The impairment testing resulted in goodwill in Fine Paper being written down by EUR 2.0 million and Wood Products fixed assets in Germany and Estonia suffering a loss of EUR 21.7 million. Although fixed asset impairments in the year cost EUR 184.4 million, by comparison, the sale of Celbi Mill in Portugal realised a gain on the operating fixed assets therein of EUR 189.8 million.

As part of the APR programme in 2006, certain mills were divested in their entirety (see Note 5 Acquisitions & Disposals), whilst other mills were subject to asset sales; it was also announced that Berghuizer Mill in the Netherlands and Reisholz Mill in Germany would be closed. Fine Paper's Grycksbo Mill in Sweden and Packaging Boards' Pankakoski Mill in Finland were sold at a loss, thereby requiring an impairment of the operating fixed assets therein prior to sale of EUR 23.9 million and EUR 15.8 million respectively so that the sale proceeds matched the net assets disposed. Publication Paper's Wolfsheck Mill in Germany was sold in an asset sale, resulting in its fixed assets being written down by EUR 25.8 million, of which EUR 7.0 million related to goodwill. Linghed Sawmill in Sweden was also subject to an asset sale, though its fixed assets had already been impaired by EUR 8.4 million in 2005 in anticipation of the sale. The Hammarby coating Mill in Sweden was closed, along with PM1 at Varkaus Mill in Finland and PM31 at Stevens Point Mill in the US, though in all these cases the appropriate impairments had been made in 2005. In October 2006, following the announced closures of Fine Paper's Berghuizer Mill and Publications Paper's Reisholz Mill, fixed asset impairments of EUR 36.0 million and 54.0 million respectively were booked.

In 2005 total impairments amounted to EUR 312.0 million, of which EUR 297.8 million resulted from annual impairment tests and EUR 14.2 million due to obsolete assets.

The annual asset impairment tests were undertaken in the fourth quarter in 2006, partly due to the restructuring programs affecting certain Cash Generating Unit ("CGU") future cash flows (Profit 2007) and partly due to weakened market conditions.

Impairments were calculated with a Value in Use method for each CGU based on the following main assumptions:

- Pre-tax discount rates ranging from 7.7% to 9.5%, depending in which countries or continents the CGUs mainly operate.
- Sales price estimates in accordance with external specialist analysis.
- Inflation estimates of approximately 2% p.a.
- Current cost structure to remain unchanged
- For goodwill testing, a five year future period was used after which the perpetuity value was based on zero growth rates, whereas for the fixed asset tests, the period was the remaining expected economical lifetime of the asset.

Segment Impairment

	Year Ended 31 December		
EUR million	2004	2005	2006
Publication Paper	11.8	129.5	74.9
Fine Paper	-	11.4	61.9
Merchants	-	2.0	0.6
Packaging Boards	1.5	122.1	22.1
Wood Products	0.7	47.0	22.3
Wood Supply	-	-	2.3
Other	-	-	0.3
Total	14.0	312.0	184.4

Total depreciation, amortisation and impairment charges in the Income Statement amounted to EUR 1 257.7 (EUR 1 427.7) million, though there are also capital gains on the disposal of fixed assets, shown in Other Operating Income, amounting to EUR 200.5 (EUR 2.1) million, principally relating to the sale of Celbi Mill in Portugal where the fixed assets therein realised a gain of EUR 189.8 million. The main part of the capital gain in 2004 related to the Group's divestment of its Swedish forest holdings company, Bergvik Skog AB (see Note 5), which generated a capital gain of EUR 107.3 million on the fixed assets therein.

Fixed Asset Summary

EUR million	Property Plant & Equipment	Intangible Fixed Assets	Goodwill	Total Fixed Assets
	Year Ended 31 December 2006			
Acquisition Cost				
At 1 January	22 235.6	417.3	2 779.4	25 432.3
Translation difference	-202.7	-4.3	-147.9	-354.9
Reclassifications	-2.3	2.3	-	-
Companies acquired	222.1	6.4	2.0	230.5
Additions	545.2	13.9	-	559.1
Disposals	-1 208.5	-29.0	-15.9	-1 253.4
At 31 December	21 589.4	406.6	2 617.6	24 613.6
Accumulated Depreciation and Amortisation				
At 1 January	12 298.8	223.2	1 817.6	14 339.6
Translation difference	-58.8	-2.7	-99.9	-161.4
Companies acquired	8.5	-	-	8.5
Disposals	-1 017.3	-28.4	-15.9	-1 061.6
Charge for the year	1 034.3	39.0	-	1 073.3
Impairment charges	170.3	5.1	9.0	184.4
At 31 December	12 435.8	236.2	1 710.8	14 382.8
Net Book Value at 31 December 2006	9 153.6	170.4	906.8	10 230.8
Net Book Value at 31 December 2005	9 936.8	194.1	961.8	11 092.7
Net Book Value at 31 December 2004	9 754.8	108.1	787.9	10 650.8

Property, Plant & Equipment

EUR million	Land and Water	Buildings and Structures	Plant and Equipment	Other Tangible Assets	Assets in Progress	Total
	Year Ended 31 December 2006					
Acquisition Cost						
At 1 January	377.7	3 350.6	17 717.2	570.3	219.8	22 235.6
Translation difference	-4.9	-6.6	-188.2	2.2	-5.2	-202.7
Reclassifications	-	9.0	159.1	5.0	-175.4	-2.3
Companies acquired	61.9	47.6	111.8	-	0.8	222.1
Additions	19.0	37.6	319.5	11.0	158.1	545.2
Disposals	-24.9	-86.9	-987.8	-107.9	-1.0	-1 208.5
At 31 December	428.8	3 351.3	17 131.6	480.6	197.1	21 589.4
Accumulated Depreciation and Amortisation						
At 1 January	-	1 518.7	10 432.4	347.7	-	12 298.8
Translation difference	-	4.2	-63.6	0.6	-	-58.8
Companies acquired	-	2.5	6.0	-	-	8.5
Disposals	-1.3	-72.4	-839.3	-104.3	-	-1 017.3
Charge for the year	-	124.2	885.0	25.1	-	1 034.3
Impairment charges	26.6	26.5	116.0	1.2	-	170.3
At 31 December	25.3	1 603.7	10 536.5	270.3	-	12 435.8
Net Book Value at 31 December 2006	403.5	1 747.6	6 595.1	210.3	197.1	9 153.6
Net Book Value at 31 December 2005	377.7	1 831.9	7 284.8	222.6	219.8	9 936.8
Net Book Value at 31 December 2004	289.3	1 717.7	7 134.3	225.8	387.7	9 754.8

The new rules contained in IFRS 3 came into effect in 2004 whereby amortisation of goodwill ceased with effect from 1 April 2004 for new acquisitions and 31 December 2004 for all other existing goodwill. From 1 January 2005 the only value adjustments to the carrying value of goodwill is as a result of impairments, which in 2006 resulted in a charge of EUR 9.0 (EUR 8.0) million. This change had a beneficial effect of some EUR 90 million in 2005, EUR 94 million in 2006 and similarly over the next four years, subject to any impairment that may be found appropriate and any charges for new goodwill.

Stora Enso performs annual impairment tests for all fixed assets, including goodwill, though in 2004 it was determined that no impairment existed in asset carrying values. In 2005, however, as disclosed in Note 11, weakened market conditions resulted in the Group's assets being subject to impairment in the sum of EUR 312.0 million. In 2006 impairments came to EUR 184.4 million, of which EUR 148.5 million related to the Asset Performance Review.

Impairment tests are carried out on each separate cash generating unit and are based on the discounted cash flow valuation method; this incorporates future projections of cash flows and, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance and an assumption of a pre-tax weighted average cost of capital.

The Group's Fixed Assets at 31 December 2006 include capitalised balances for unamortised computer software development costs, interest (at 6% to 11%) on the construction of qualifying assets and finance lease assets:

Capitalised Values

	As at 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	Computer Software			Capitalised Interest			Finance Leases		
At 1 January	46.7	67.6	73.6	77.1	70.8	76.7	142.3	126.5	130.6
Translation difference	-0.6	0.8	-0.3	-0.3	0.7	-0.1	-5.1	9.5	-6.8
Acquisitions and disposals	4.0	2.1	1.0	-1.0	5.6	7.9	-	-	-
Capitalised in the year	32.8	26.8	12.7	2.5	7.1	-	-	4.7	8.8
Depreciation	-15.3	-23.7	-26.5	-7.5	-7.5	-9.4	-10.7	-10.1	-13.3
At 31 December	**67.6**	**73.6**	**60.5**	**70.8**	**76.7**	**75.1**	**126.5**	**130.6**	**119.3**

Computer software includes capitalised own software at the year end of EUR 11.9 (EUR 14.2) million; additions during the year were EUR 2.3 (EUR 3.7) million and depreciation was EUR 5.5 (EUR 6.3) million.

Fixed Asset Additions

There was one material acquisition in Brazil in 2006, total acquisitions of Group companies amounting to EUR 329.8 (EUR 328.9) million; the acquisition value of the operating fixed assets therein came to EUR 222.0 (EUR 388.3) million, of which EUR 0.0 (EUR 114.0) million related to Goodwill. Total acquisitions of Group companies in 2004 amounted to EUR 180.3 million, the acquisition value of the operating fixed assets therein being EUR 190.2 million of which EUR 6.9 million related to Goodwill.

Capital expenditure for the year in Stora Enso Oyj and its subsidiaries amounted to EUR 559.1 (EUR 1 129.6) million and, following completion of the Veracel Pulp mill in Brazil, there are no significant projects in Associates. No major new projects were commenced or announced in 2006, the larger items in the year being listed below:

- Stora Enso's new paper machine at Kvarnsveden Mill in Sweden, which produces high-quality super-calendered magazine paper (SC paper), was officially inaugurated in April. PM 12 started up in the beginning of November 2005 and has an annual production capacity of 420 000 tonnes of paper produced from fresh fibre. Capital expenditure in 2006 amounted to EUR 19.3 million, bringing the total Publication Paper investment to EUR 463.0 million.
- The rebuild of Publication Paper's PM 64 at Whiting Mill in the US was completed in February 2006 at a cost of EUR 26.1 million, of which EUR 10.9 million was expended in 2006. This represented the completion of the final capital project scheduled under the Group's North American Profit Improvement Programme.
- Another Publication Paper project commenced in 2005 was the rebuild of boiler 2 at Hylte Mill in Sweden at a cost of some EUR 41 million, of which EUR 27.0 million was spent in 2006.
- In April 2006 Stora Enso signed an agreement with Shandong Huatai Paper to form a publication paper company in China, the Group holding 60% of the venture. The total investment is estimated to be EUR 80 million, of which EUR 16.8 million was expended in 2006, and the machine is expected to be commissioned in late 2007.
- Stora Enso Fine Paper is rebuilding the wood-handling department at its Varkaus Mill in Finland, the project starting in May 2006, to be completed in September 2007. The existing four-line woodhandling facility will be replaced with modern two-line debarking, chipping and screening equipment at a cost of some EUR 47 million, of which EUR 7.7 million was spent in 2006.

- Stora Enso is also investing another EUR 54.8 million in rebuilding Fine Paper PM 3 at Varkaus Mill; the project, which will increase mill specialisation within the Division, is scheduled to be completed in December 2007. This will increase the mill's annual production capacity by about 95 000 tonnes to 315 000 tonnes of uncoated fine paper.
- The only major project for Packaging Boards in 2006 was the Energy 2005 project at Skoghall Mill in Sweden which is intended to substantially reduce oil consumption at the mill, increase electricity self-sufficiency and reduce emissions; the EUR 200 million project was substantially completed in September 2006, EUR 34.3 million being spent in 2006.
- Packaging Boards also invested another EUR 17.8 million at Fors Mill in Sweden, both to enhance its BM2 and rebuild Boiler 3.
- In September 2006 Stora Enso commenced the construction of its third corrugated packaging plant in Russia, at Lukhovitsy, near Moscow, to be completed in early 2008. The capital expenditure is estimated at EUR 54 million, of which EUR 4.5 million was expended in the year.
- In August Stora Enso Timber announced that it was investing EUR 31.5 million in its Nebolchi Sawmill and EUR 12.5 million in its Impilahti Sawmill, both in Russia, in order to enhance the competitiveness of its sawmilling business and wood procurement in Russia. The projects started in late 2006 and are scheduled for completion in early 2008, the expenditure in 2006 being limited to EUR 2.4 million.
- The Group expended EUR 17.5 (EUR 46.2) million buying a further 8 000 hectares of land for plantations in southern Brazil and 10 000 hectares in Uruguay, giving aggregate holdings to date of 45 000 hectares, excluding Arapoti, and 30 000 hectares respectively.

In 2005 Publication Paper had a number of projects in France, Sweden, Finland and the USA, the biggest of which was the new EUR 470 million paper machine at Kvarnsveden in Sweden that was finished later in the year. Fine Paper completed various projects in early 2005, their major project in the rest of the year being enhancements to the paper machine at Suzhou in China. The major project for Packaging Boards was the Energy 2005 project at Skoghall Mill in Sweden, though they also invested in their recently acquired Polish interest.

Fixed Asset Disposals

	Year Ended 31 December		
EUR million	**2004**	**2005**	**2006**
Acquisition cost	292.0	291.2	1 253.4
Accumulated depreciation	161.5	278.8	1 061.6
Net book value of disposals	130.5	12.4	191.8
Net gains on disposals	113.0	2.1	200.5
Disposals Proceeds	**243.5**	**14.5**	**392.3**
Represented by			
Cash sales proceeds	36.4	14.5	30.0
Group company disposals	207.1	-	362.3
Total Fixed Asset Disposals	**243.5**	**14.5**	**392.3**

The principal disposals in 2006, further to the Group Asset Performance Review (APR), related to the divestments of:

- Fine Paper's Celbi pulp mill and plantation in Portugal, and the Grycksbo mill in Sweden.
- Publication Paper's Wolfsheck Mill in Germany in an asset sale.
- Packaging Board's Pankakoski Mill in Finland.

The Fixed Assets in the disposed companies amounted to EUR 172.4 million, and although Grycksbo, Wolfsheck and Pankakoski mills were sold at a loss, thereby requiring an impairment of the operating Fixed Assets therein prior to sale of EUR 65.5 million, there was a profit generated on the Celbi disposal of EUR 189.8 million. The closures of both Berghuizer and Reisholz mills were also announced, the Fixed Assets of which were fully impaired at a cost of EUR 90.0 million, as disclosed in Note 11. Overall, the Group made a profit of EUR 34.3 million on its Fixed Asset divestments linked to the APR in the year.

Fixed asset disposals in 2005 comprised only minor sales in the normal course of operations.

The principal disposal in 2004 related to the divestment of the Swedish forests, the fixed asset element therein, exclusive of the forests themselves, being EUR 89.9 million along with a capital gain of EUR 107.3 million.

Most Group interests in biological assets are held in Associates in Brazil, Finland and Sweden, thus there is limited activity in respect of biological assets directly disclosed in the financial statements. In August 2006 the Group divested its Celbi Pulp Mill in Portugal, which represented some 60% of its existing holdings in biological assets. However, in September 2006 Stora Enso acquired the Arapoti Group in southern Brazil which included some 50 000 hectares of land.

The Arapoti Group was acquired from Industrial Papers Inc and one of the acquired companies, the renamed Stora Enso Arapoti Empreendimentos Agrícolas, was a forest company owning 50 000 hectares in the State of Parana in southern Brazil, near to major markets. Although the company owns 50 000 hectares, only 30 000 hectares are productive plantations, the rest of the land being set aside, much for environmental reasons. The estimated fair value of the acquired biological assets amounted to EUR 61.1 million, but the acquisition valuations were still provisional at the year end, until the fair valuations have been finalised.

Stora Enso has continued to expand its plantations in China with a view to ensuring secure fibre sources for potential developments, the longer term aim being to establish an integrated pulp and paper mill in Guangxi. The intention is to secure a sustainable fibre base on a 160 000 hectare plantation, of which the Group currently has commercial contracts for some 90 000 hectares of land use rights, of which about half have already been handed over. The existing 45 000 hectares currently consists of 28 000 hectares of eucalyptus, the rest being pine and acacia which will be harvested and replanted with eucalyptus as soon as possible. Stora Enso started to plant eucalyptus in Guangxi in 2003 and larger scale harvesting is due to start in 2008, the growing cycle being seven years.

In late 2005 the Group started to acquire land in the south of Brazil and in Uruguay with the intention of establishing new plantations. By the end of 2006 the Group had acquired some 45 000 hectares, excluding Arapoti, in Brazil and another 30 000 hectares in Uruguay, with the planting having commenced in October and June respectively. A mix of eucalyptus, with a seven year growing cycle, and pine, with a 15 year cycle, will be planted in order to provide secure fibre sources for future investments.

At 1 January 2004, 95% of the Group's biological assets were in Sweden, however these were divested in March that year when the Group's forest holding company, Bergvik Skog AB, was divested to institutional investors, Stora Enso retaining a minority shareholding of 43.3%. The divestment value of Bergvik Skog's free standing trees was EUR 1 524.6 million and, from the divestment date, the income arising there from is reported as Associated income (see Note 14). In October 2004 Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Indonesian acacia plantation company. The book value of the plantation at sale was EUR 21.8 million.

Following the divestment of the Swedish forests in 2004, biological income has not been material, nevertheless, periodic changes resulting from growth, price and other factors are entered in the Income Statement. The result for 2006 includes EUR 4.5 (EUR 6.6) million in respect of changes in fair value, representing growth and price effects (biological transformation), less EUR 6.7 (EUR 13.3) million for harvesting (agricultural produce), resulting in a net charge of EUR 2.2 (EUR 6.7) million.

At 31 December 2006 Stora Enso's biological assets had a fair value of EUR 111.5 (EUR 76.8) million and were located by value in Brazil (58%), China (37%), Uruguay (3%) and Canada (2%). In addition, the Group has three Associated Companies where IAS 41 is taken into account in computing their results:

- Bergvik Skog AB, the 43.3% owned Swedish associate, had forests at a fair value of EUR 2 751.8 (EUR 2 595.9) million.
- Tornator Timberland Oy, a 41% owned associate which acquired the Group's Finnish forest interests in 2002, had forest assets at a fair value of EUR 663.3 (EUR 649.5) million.
- Veracel, a 50% owned associate in Brazil, also has substantial forest plantations, fair valued at EUR 123.6 (EUR 107.2) million, with a growing cycle of only seven years.

Biological Assets

EUR million	As at 31 December 2004	2005	2006
Carrying value at 1 January	**1 587.8**	**64.6**	**76.8**
Translation difference	6.4	3.2	-3.0
Additions	4.5	15.7	24.3
Companies acquired	-	-	61.1
Disposals	-1 541.2	-	-45.5
Change in fair value (biological transformation)	37.5	6.6	4.5
Decrease due to harvest (agricultural produce)	-30.4	-13.3	-6.7
Carrying Value at 31 December	**64.6**	**76.8**	**111.5**

Carrying Values

EUR million	2004	2005	2006
	Year Ended 31 December		
Historical Cost			
At 1 January	319.7	566.7	614.4
Translation difference	-1.4	-2.7	2.9
Additions	250.4	55.7	19.4
Associated companies in Acquisitions	-	1.2	-
Disposal proceeds	-0.1	-	-0.3
Income Statement – Profit on disposal	-	-	-0.6
Subsidiary transfers	-1.9	-6.5	-
Historical cost at 31 December	566.7	614.4	635.8
Equity Adjustment to Investments in Associated Companies			
At 1 January	-0.7	1.4	105.5
Translation difference	0.1	64.5	-6.6
Share of results before tax	38.9	67.2	88.0
Dividends received	-7.5	-11.6	-5.6
Income taxes	-8.4	-19.2	-23.0
OCI (Note 25)	-19.0	1.7	11.1
Subsidiary transfers	-2.0	1.5	-
Equity Adjustment at 31 December	1.4	105.5	169.4
Carrying Value of Associated Companies at 31 December	568.1	719.9	805.2

There is no goodwill in respect of Associated Companies, either held on the Balance Sheets of those companies or in the ownership of them. The Associated Companies are all stated at their equity accounting values, though in respect of Tornator Timberland Oy and Bergvik Skog AB, there are also provisions for unrealised gains of EUR 44.2 million and EUR 76.3 million respectively shown in Note 24 Operative Liabilities.

The principal addition in 2006, 2005 and 2004 related to the Group's Brazilian interests where Stora Enso and its Brazilian partner, Aracruz Celulose S.A., have constructed a 1 000 000 tonnes per year eucalyptus pulp mill for their jointly owned associate company Veracel Celulose S.A.; each company has a 50% stake and is entitled to half of the mill's output. Veracel was financed partly through equity, some EUR 665 (EUR 645) million, and partly through debt, some EUR 635 (EUR 680) million, giving a total project value of EUR 1 300 (EUR 1 325) million. The principal assets are the pulp mill itself along with associated infrastructure, amounting EUR 1 001.0 (EUR 1 051.4) million at the year end, and forest assets of EUR 123.6 (EUR 107.2) million to provide the mill with raw material. Equity injections amount to EUR 347.0 (EUR 327.8) million and, after the deduction of start-up costs of EUR 13.0 (EUR 22.7) million and currency fluctuations of EUR 5.0 (EUR 2.6) million, gives a carrying value to the Group of EUR 329.0 (EUR 307.7) million. The mill commenced production in May 2005 and in 2006 shipped 498 638 (162 085) tonnes, out of a total of 983 924 tonnes, to Stora Enso, with an invoice value of EUR 143.4 (EUR 40.8) million.

In March 2004, 56.74% of Stora Enso's Swedish forest holding company, Bergvik Skog AB, was divested to institutional investors, leaving the Group with a minority shareholding of 43.26% valued at cost of EUR 169.3 (SEK 1 527) million. In 2006 the carrying value increased to EUR 247.6 (EUR 200.0) million on account of the Group's share of the result for the year of EUR 44.7 (EUR 56.5) million, less tax of EUR 12.5 (EUR 15.8) million, cashflow hedge-accounted interest rate swaps of EUR 10.3 (EUR 1.7) million and currency movements of EUR 8.4 (EUR -8.4) million, but was reduced by a dividend of EUR 3.3 (EUR 2.5) million.

Stora Enso's Finnish forest holdings were divested into an Associate, Tornator Timberland Oy, in 2002 and thus the forest income from then on was accounted for as Associate income, coming to EUR 10.0 (EUR 21.4) million before tax in 2006, with a Balance Sheet value of EUR 105.1 (97.6) million. The Group's 50% share in the Sunila Pulp Mill also generated Associate Income before tax of EUR 8.9 (EUR -1.6) million in 2006.

Principal Associated Companies

Company	Domicile	2006 %	As at 31 December 2004 EUR million	2005	2006
Veracel Celulose S.A.: pulp mill & plantation	Brazil	50.0	189.8	307.7	329.0
Bergvik Skog AB: forest	Sweden	43.3	167.9	200.0	247.6
Tornator Timberland Oy : forest	Finland	41.0	81.7	97.6	105.1
Sunila Oy : pulp mill	Finland	50.0	48.8	40.0	46.7
Thiele Kaolin Company Inc: China clay	USA	38.2	36.6	43.2	45.0
Steveco Oy : stevedores	Finland	34.3	9.3	5.6	7.8
Mitsubishi HiTec Paper Group (Bielefeld & Flensburg) : office papers	Germany	24.0	7.2	6.8	4.4
Holzwerke Wimmer GmbH : timber processing [1]	Germany	49.0	7.6	-	-
			548.9	700.9	785.6
Others			19.2	19.0	19.6
Carrying Value of Associated Companies at 31 December			**568.1**	**719.9**	**805.2**

1) Became a subsidiary in 2005

Associated Company Balances

EUR million	As at 31 December 2004	2005	2006
Receivables from Associated Companies			
Long-term loan receivables	229.6	124.4	133.2
Trade receivables	28.9	19.2	17.3
Short-term loan receivables	9.5	3.4	3.7
Prepaid expenses and accrued income	0.9	0.8	0.7
Liabilities due to Associated Companies			
Trade payables	16.2	27.0	29.8
Accrued liabilities and deferred income	6.4	4.0	7.4

Associated Company Transactions

EUR million	Year Ended 31 December 2004	2005	2006
Sales to associated companies	166.4	146.1	177.6
Interest on associated company loan receivables	15.1	18.0	10.9
Purchases from associated companies	150.0	223.4	307.1

The Group engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements in Europe are negotiated at arm's length and are conducted on terms that the Group considers customary in the industry and generally no less favourable than would be available from independent third parties. The agreement for the supply of eucalyptus pulp from Brazil, however, provides for sales to the Group with a rebate agreed with the other 50% partner.

Total loans to Associates came to EUR 136.9 (EUR 127.8) million of which EUR 91.1 (EUR 81.4) million was due from Bergvik Skog and a further EUR 45.5 (EUR 41.5) million from Tornator. Interest income on associate loans totalled EUR 10.9 (EUR 18.0) million, of which EUR 7.0 (EUR 14.2) million came from Bergvik Skog and EUR 3.8 (EUR 3.4) million from Tornator.

Group Share of Associate Income Statements

EUR million	2004	2005	2006
Turnover	351.2	449.8	546.5
Cost of sales	-263.9	-325.6	-386.6
Operating profit	87.3	124.2	159.9
Net financial items	-48.4	-57.0	-71.9
Net Profit before Tax in the Group Income Statement	**38.9**	**67.2**	**88.0**
Tax shown in the Group Income Statement	-8.4	-19.2	-23.0
Net Profit for the Period	**30.5**	**48.0**	**65.0**

Group Share of Associate Balance Sheets

EUR million	2004	2005	2006
Assets			
Tangible fixed assets	636.9	788.7	733.2
Intangible fixed assets	4.8	4.0	3.2
Total Fixed Assets	**641.7**	**792.7**	**736.4**
Biological assets	1 379.5	1 448.8	1 543.8
Operative receivables: Long-term	4.4	34.8	59.5
Short-term	71.2	103.8	89.7
Inventories	32.4	55.1	57.2
Cash	64.1	46.0	43.2
Total Assets	**2 193.3**	**2 481.2**	**2 529.8**
Liabilities			
Operative Liabilities: Long-term	70.3	84.1	33.1
Short-term	113.3	123.9	116.8
Debt: Long-term	1 010.3	1 122.5	942.8
Short-term	55.0	57.4	260.0
Tax liabilities	376.3	373.4	371.9
Total Liabilities	**1 625.2**	**1 761.3**	**1 724.6**
Net Equity on the Group Balance Sheet	**568.1**	**719.9**	**805.2**
Represented by			
Capital & Reserves	587.1	737.2	811.4
OCI (see Note 25)	-19.0	-17.3	-6.2
Equity Accounting Value of Associates	**568.1**	**719.9**	**805.2**

The Group classifies its investments into the three categories of trading, held-to-maturity and available-for-sale; at the Balance Sheet date the Group held only available-for-sale investments. All available-for-sale investments are considered to be non-current assets unless they are expected to be realised within twelve months.

Summary of Values

EUR million	Year Ended 31 December 2004	2005	2006
Acquisition cost at 1 January			
Listed – Listed securities	147.2	137.2	55.5
Unlisted – Shares in other companies	140.8	132.7	124.2
Investments classified as available-for-sale	288.0	269.9	179.7
OCI in opening balance	80.5	83.0	435.5
Available-for-Sale investments at 1 January	368.5	352.9	615.2
Translation difference	0.1	-0.1	0.2
Additions	13.2	8.6	5.2
Change in fair values accounted for as OCI	2.5	352.5	251.2
Disposal proceeds	-32.8	-97.4	-209.1
Income Statement – Profit / (loss)	1.4	-1.3	172.8
Carrying Amount at 31 December	**352.9**	**615.2**	**835.5**

Unrealised Gains and Losses in Marketable Equity Securities

EUR million	Year Ended 31 December 2004	2005	2006
Unrealised holding gains	111.2	436.2	687.1
Unrealised holding losses	-28.2	-0.7	-
Net unrealised holding gains (OCI)	**83.0**	**435.5**	**687.1**
Cost	269.9	179.7	148.4
Market value	**352.9**	**615.2**	**835.5**
Net unrealised holding gains (OCI)	83.0	435.5	687.1
Deferred tax	-28.2	-40.8	-4.2
Unrealised holding gains shown in equity as OCI	**54.8**	**394.7**	**682.9**
Change for the year in unrealised holding gains shown in equity as OCI	**-1.6**	**339.9**	**288.2**

The fair value of publicly traded securities are based on quoted market prices at the Balance Sheet date whereas the fair value of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each Balance Sheet date; quoted market prices or dealer quotes for similar or identical securities may be obtained, alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

The Group holds a 15.6% interest in Pohjolan Voima Oy, a privately owned group of companies in the energy sector which produces electricity and heat for its shareholders in Finland. The company trades with its members, prices paid to Pohjolan Voima for electricity being based on production costs, which are generally lower than market prices. The holding is fair valued annually using three methods, the discounted cash flow model, trading and precedent transaction multiples. The valuation incorporates margin estimates from Nordpool market prices and actual cost, with some small adjustments, and has taken into account the progress on the new nuclear power plant at Olkiluoto since the previous year; the WACC used for discounted cash flow analysis was 6.1%. As a result of the rise in energy prices in 2005 and 2006, these unlisted shares experienced a substantial increase in value. The valuation in 2006 amounted to EUR 780.0 (EUR 392.0) million, against a book value of EUR 108.5 (EUR 108.6) million, the revaluation of EUR 671.5 (EUR 279.4) million being taken to OCI. No deferred tax is appropriate as under Finnish tax regulations, holdings above 10% are exempt from tax on disposal proceeds.

In 2006 the Group sold the majority of its holdings in Listed Shares as part of its programme to concentrate its capital resources on core businesses. In March Stora Enso Oyj sold its 1.54% holding in Sampo Oyj for EUR 155.4 million, followed by shares in Nordea AB for EUR 10.1 million and the holding in Finnlines PLC for EUR 35.5 million. Total sales receipts for Listed Securities came to EUR 207.9 million and the related capital gains amounted to EUR 175.1 million, though the Group made an impairment of EUR 2.9 million on its holding in Sea Containers Ltd and CPI Group, leaving it with a net capital gain of EUR 172.2 million. In 2005 the comparative figures were sales of EUR 95.4 million, mainly in respect of Advance Agro as detailed below, with net capital gains of EUR 5.3 million. (See Note 8).

In August 2005 Stora Enso signed an agreement to divest its 18.8% ownership of Advance Agro Public Company Limited of Thailand for USD 80.4 million, which resulted in a loss at the prevailing exchange rate of EUR 2.6 million over its carrying value of EUR 69.1 million. The transaction involved three payments into an escrow account, whereupon the contents would then be passed to the Group and the share certificates handed over. Until that time, the Group retained beneficial title to the shares and showed a current Available-for-Sale financial asset of EUR 68.2 (USD 80.4) million under current Interest-bearing Receivables in the 2005 Balance Sheet (see Note 18). In August 2006 the final payment was made in full and the transaction completed.

Principal Available-for-Sale Investments

	As at 31 December 2006			
EUR million	Holding %	Number of Shares	Carrying Value	Market Value
Listed Securites				
ABN Amro growth funds	na	various	6.4	9.0
Billerud AB, Sweden	0.2	61 500	0.4	0.6
CPI Group Ltd, Australia (11.5% of voting rights)	8.5	4 784 142	1.3	1.3
Nordea growth funds, Finland	na	various	8.1	10.8
Packages Ltd, Pakistan		4 047 744	2.8	10.6
Sea Containers Ltd, Bermuda	1.1	195 904	-	0.1
Other growth funds	na	various	6.6	7.9
OM HEX AB		61 000	-	0.9
Total Listed Securities			**25.6**	**41.2**
Unlisted Shares				
Pohjolan Voima Oy	15.6	5 382 438	108.5	780.0
Others	na		14.3	14.3
Total Available-for-Sale Investments at 31 December 2006			148.4	835.5
Total Available-for-Sale Investments at 31 December 2005			179.7	615.2
Total Available-for-Sale Investments at 31 December 2004			269.9	352.9

The difference of EUR 687.1 (EUR 435.5) million between the acquisition cost and market value of the available-for-sale investments represents the OCI Reserve as shown in Note 25.

Note 16 Other Non-Current Assets

	As at 31 December		
EUR million	2004	2005	2006
Pension assets (Note 21)	-	-	15.7
Other non-current operative assets	40.2	28.3	45.4
Total	40.2	28.3	61.1

Note 17 Inventories

	As at 31 December		
EUR million	2004	2005	2006
Materials and supplies	407.9	554.3	424.1
Work in progress	74.2	73.9	72.0
Finished goods	872.2	1 090.0	1 064.0
Spare parts and consumables	316.5	333.4	369.8
Other inventories	29.9	5.4	5.0
Advance payments & cutting rights	108.0	147.8	135.7
Obsolescence provision – spare parts	-19.6	-30.2	-28.1
Obsolescence provision – finished goods	-10.6	-13.5	-14.6
Market value provision	-7.2	-10.6	-8.4
Total	1 771.3	2 150.5	2 019.5

Note 18 Receivables

Short-term Operative Receivables

EUR million	As at 31 December 2004	2005	2006
Trade receivables	1 565.2	1 792.7	1 765.6
Provision for doubtful debts	-39.8	-47.3	-42.3
Prepaid expenses and accrued income	96.6	118.0	163.3
Other receivables	243.3	294.5	241.3
Total	**1 865.3**	**2 157.9**	**2 127.9**

Receivables falling due after one year are included in non-current receivables.

Interest-bearing Receivables

EUR million	As at 31 December 2004	2005	2006
Derivative financial instruments (see Note 25)	193.9	195.6	175.7
Associate company loans	239.1	127.8	136.9
Current Available-for-Sale financial asset - Advance Agro PCL (see Note 15)	-	68.2	-
Other loan receivables	48.8	45.2	50.8
	481.8	436.8	363.4
Current Assets:			
Receivable within 12 months	248.7	309.2	214.2
Non-current Assets:			
Receivable after 12 months	233.1	127.6	149.2
Total	**481.8**	**436.8**	**363.4**

Annual interest rates for loan receivables at 31 December 2006 ranged from 2.15% (0.9%) to 10.0% (9.0%).

Due to the nature of the Group financial assets, their carrying value is considered to approximate their fair value with the exception of the Associate Company loan to Bergvik Skog AB which has a fair value of EUR 96.6 (EUR 90.9) million against a carrying value of EUR 87.6 (EUR 81.4) million.

Note 19 Shareholders' Equity

Under the Articles of Association, the minimum issued share capital of the Company is EUR 850 million and the maximum EUR 3 400 million, within the limits of which it may be increased or reduced without amendment to the Articles; the minimum number of shares that may be issued is 500 million and the maximum number 2 000 million. The A shares entitle the holder to one vote per share whereas R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of A shares is 500 million and R shares, 1 600 million, the aggregate not exceeding 2 000 million. The A shares may be converted into R shares at any time at the request of a shareholder. At 31 December 2006 the Company's fully paid-up share capital as entered in the Finnish Trade Register was EUR 1 342.2 (EUR 1 382.1) million.

The current nominal value of each issued share is EUR 1.70, unchanged from the previous year.

The Annual General Meeting of Stora Enso Oyj on 21 March 2006 decided to lower the Company's share capital by EUR 39.9 (EUR 41.2) million through the cancellation of 38 600 (8 100) A shares and 23 400 000 (27 800 000) R shares. These shares had been repurchased between March and December 2005 at a cost of EUR 249.1 (EUR 275.8) million, the reduction in share capital being registered in the Finnish Trade Register on 31 March 2006. The Annual General Meeting also authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company in the forthcoming 12 months, but in 2006 there were no repurchases.

At 31 December 2006 Stora Enso Oyj held shares with an acquisition cost of EUR 10.5 (EUR 259.8) million, comprising Nil (38 600) A shares and 952 627 (24 373 452) R shares. The nominal value of the shares was EUR 1.6 (EUR 41.5) million, representing 0.1% (3.0%) of the share capital and 0.04% (1.0%) of voting rights.

At the end of 2006 Directors and Executive Management Group members owned 21 090 (21 090) A shares and 89 178 (80 590) R shares, representing less than 0.1% of the total voting rights of the Company. A full description of Company Option Programmes, along with full details of Director and Executive interests, is shown at Note 29; none of these Programmes have impacted on the issued share capital since March 2004.

At 31 December 2006 shareholder equity amounted to EUR 7 799.6 (7 645.3) million against a market capitalisation on the Helsinki Stock Exchange of EUR 9.5 (EUR 9.3) billion; the market values of the shares were EUR 12.30 (EUR 11.46) for A shares and EUR 12.00 (EUR 11.44) for the R shares.

Change in Share Capital

	A Shares	R Shares	Total
At 1 January 2004	**181 211 080**	**683 051 419**	**864 262 499**
Warrants exercised by 31 Mar	-	789 000	789 000
Cancellation of repurchased shares 5 Apr	-8 100	-27 800 000	-27 808 100
Conversion of A shares to R shares	-2 154 457	2 154 457	-
At 31 December 2004	**179 048 523**	**658 194 876**	**837 243 399**
Cancellation of repurchased shares 31 Mar	-16 300	-24 250 000	-24 266 300
Conversion of A shares to R shares	-872 445	872 445	-
At 31 December 2005	**178 159 778**	**634 817 321**	**812 977 099**
Conversion of A shares to R shares 15 Feb	-460	460	-
Cancellation of repurchased shares 21 Mar	-38 600	-23 400 000	-23 438 600
Conversion of A shares to R shares 18 Apr	-15 250	15 250	-
Conversion of A shares to R shares 15 May	-300	300	-
Conversion of A shares to R shares 15 June	-101	101	-
Conversion of A shares to R shares 15 Aug	-1 000	1 000	-
Conversion of A shares to R shares 15 Nov	-950	950	-
At 31 December 2006 and 31 January 2007	**178 103 117**	**611 435 382**	**789 538 499**
Number of votes as at 31 December 2006	**178 103 117**	**61 143 538**	**239 246 655**
Share Capital at 31 December 2006, EUR million	**302.8**	**1 039.4**	**1 342.2**
Share Capital at 31 December 2005, EUR million	**302.9**	**1 079.2**	**1 382.1**
Share Capital at 31 December 2004, EUR million	**304.4**	**1 118.9**	**1 423.3**

Nominal Value for all Shares is EUR 1.70.

The shares in issue at 31 January 2007 represent the total shares eligible to vote at the forthcoming Annual General Meeting.

Treasury Shares

	Number of Shares in 2006			Cost in EUR million		
	A Shares	R Shares	Total	2004	2005	2006
Shares held at 1 January	38 600	24 373 452	24 412 052	258.0	180.8	259.8
Total shares repurchased in the year	-	-	-	199.0	345.0	-
Shares cancelled	-38 600	-23 400 000	-23 438 600	-275.8	-265.6	-249.1
Shares allocated to Option Programmes	-	-20 825	-20 825	-0.4	-0.3	-0.2
Total Shares held at 31 December	**-**	**952 627**	**952 627**	**180.8**	**259.9**	**10.5**

At 31 December 2006 the Group's distributable equity amounted to EUR 3 650.6 (EUR 3 349.1) million, being Retained Earnings of EUR 5 097.4 (EUR 5 397.4) million less EUR 1 446.8 (EUR 2 048.3) million for non-distributable translation differences, treasury shares and untaxed reserves.

In April 2006 Stora Enso signed an agreement with Shandong Huatai Paper to form a publication paper company, Stora Enso Huatai Paper Co Ltd, to be located in China between Beijing and Shanghai. The paper machine is planned to have an annual production capacity up to 200 000 tonnes of super-calendered (SC) magazine paper with a total investment estimated to be some EUR 80 million, Stora Enso's share being 60%. At the end of 2006 the value of the Minority Interest of Shandong Huatai Paper amounted to EUR 7.7 million, though it is expected to increase in value as the project develops towards its start-up in mid 2007.

In 2005 Stora Enso acquired UPM-Kymmene Oyj's 29% minority shareholding in Corenso United Oy Ltd at a cost of EUR 22.3 million, with a charge against Retained Earnings of EUR 7.2 million. A further small Minority was reduced by EUR 0.9 million in 2006, thus at the year end other small Minorities still remaining within certain Corenso subsidiaries amounted to EUR 4.2 million as opposed to EUR 4.9 million in 2005. The Chinese Minority is however set to expand in value, though not in size, as the Chinese business is developed.

In 2005 Stora Enso Timber Oy exercised its option to buy-out the 34% Minority in its Baltic subsidiary, Stora Enso Timber AS and make its Baltic operations 100% owned; other Minorities in timber businesses in Australia and Germany were also extinguished. The total purchase consideration for these buy-outs came to EUR 58.9 million, resulting in a charge of EUR 29.4 million against Retained Earnings.

In July 2005 Stora Enso China Holdings AB increased its ownership of Suzhou Mill from 80.9% to 96.5% by acquiring the 15.6% holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition cost EUR 8.5 million with a charge to Retained Earnings of EUR 7.4 million. The remaining Minority of 3.5% is owned by the Suzhou New District Economic Development Group and amounted to EUR 1.6 million in 2006.

In December 2004 Stora Enso closed its acquisition of 66.56% of the Polish packaging producer Intercell SA, now renamed Stora Enso Poland SA. The fair value of the net assets acquired amounted to EUR 201.2 million, of which the accounting value of the minority interest was EUR 69.4 million, with another EUR 0.5 million minority within the Intercell group. The Minority increased to EUR 78.2 million as at the end of 2006.

Minority Interests

EUR million	Year Ended 31 December 2004	2005	2006
At 1 January	60.3	136.1	93.6
Translation difference	-0.3	4.1	0.4
Minority Interests in companies acquired, less disposed	69.9	0.9	-0.2
Buy-out of Minority Interests	-	-94.2	-1.1
Charge to Retained Earnings on buy-outs	-	43.2	0.1
Income Statement	8.1	3.7	4.1
Dividends	-1.9	-1.8	-1.1
Equity injections	-	1.6	7.7
At 31 December	**136.1**	**93.6**	**103.5**

Principal Minority Interests

EUR million		As at 31 December 2004	2005	2006
Intercell S. A. Group	Poland	69.9	75.6	78.2
Stora Enso Timber AS Group	Estonia	29.0	-	-
Corenso United Oy Group	Finland	18.3	4.9	4.2
FPB Holding GmbH & Co. KG (the former Feldmühle Group)	Germany	2.0	0.8	0.6
Fortek Oy	Finland	3.5	4.0	4.6
Stora Enso Huatai Paper Co Ltd	China	-	-	7.7
Others	-	13.4	8.3	8.2
		136.1	93.6	103.5

The Group has established a number of pension plans for its operations throughout the world, the cost of which amounted to EUR 232.2 (EUR 240.5) million in the year, as shown in Note 7. The majority of plans are Defined Contribution schemes, the charge for which amounted to EUR 166.0 (EUR 197.0) million, though there remain a minority of Defined Benefit schemes which cost EUR 66.2 (EUR 43.5) million. In 2004, legal changes in the Finnish Statutory Employment Pension Scheme ("TEL") reduced defined benefit pension costs for that year by EUR 179.9 million and EUR 4.4 million in 2005.

The retirement age for the management of Group companies has been agreed at between 60 and 65 years, though members of the Executive Management Group have the right to retire at 60. The retirement age for other staff either follows national retirement ages or is determined by local labour agreements. In the case of the latter, there may be certain pre-retirement liabilities accruing to the company to cover the income of the early retirees between the age at which they ceased working and the national retirement age.

Whereas the majority of Income Statement charges relate to Defined Contribution schemes, the Balance Sheet liability amounts to only EUR 2.9 (EUR 4.2) million as most of the cost is discharged at the same time as monthly salary payments are made. The net unfunded Defined Benefit deficits, however, amount to EUR 724.1 (EUR 863.4) million. Group policy for funding deficits is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in the actuarial calculations. However, the emphasis of the Group is to provide Defined Contribution schemes for its post-employment benefits, thus all aspects of the provision and accounting for Defined Benefit schemes are being evaluated.

Change in Accounting Policy: Defined Benefit Post-Retirement Schemes

Prior to 1 January 2006, the Group had applied the corridor method to recognise Defined Benefit Scheme actuarial gains and losses in the Income Statement over the expected average remaining working lives of employees in the plan, subject to any curtailments. However, as of 1 January 2006 Stora Enso adopted the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whereby all actuarial gains and losses were recognised on the Balance Sheet directly in equity. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed at the front of the Notes, though the main changes are shown below.

Effect of Change in Accounting Policy

Balance Sheet	As at 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	Net Effect of Change in Accounting Policy			Liabilities Reported under the new Policy			Plan Liabilities under the Corridor Method		
Defined Benefit Obligations ("DBO")	-	-	-	1 926.6	2 273.5	2 092.7	1 926.6	2 273.5	2 092.7
Fair value of plan assets	-	-	-	853.7	1 410.2	1 368.6	853.7	1 410.2	1 368.6
Net Liability in Defined Benefit Plans	-	-	-	**1 072.9**	**863.3**	**724.1**	**1 072.9**	**863.3**	**724.1**
Unrecognised actuarial gains and losses	609.3	635.5	458.2	-	-	-	-609.3	-635.5	-458.2
Unrecognised prior service cost	-	-	-	3.9	25.0	23.3	3.9	25.0	23.3
Net Balance Sheet Liability	**609.3**	**635.5**	**458.2**	**1 076.8**	**888.3**	**747.4**	**467.5**	**252.8**	**289.2**

Income Statement Costs	As at 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
EUR million	Net Effect of Change in Accounting Policy			Revised Charges under the new Method			Original Amounts per the Corridor Method		
Current service cost	-	-	-	46.6	45.3	45.6	46.6	45.3	45.6
Interest cost	-	-	-	95.6	104.6	104.8	95.6	104.6	104.8
Expected return on plan assets	-	-	-	-69.3	-74.3	-88.1	-69.3	-74.3	-88.1
Net actuarial losses recognised in year	-29.4	-34.1	-44.2	-	-	-	29.4	34.1	-44.2
Past service cost recognised in the year	-	-	-	-71.0	-3.4	4.3	-71.0	-3.4	4.3
Settlements / TEL adjustment	-	-	-	-180.8	-28.7	-0.4	-180.8	-28.7	-0.4
Total Included in Personnel Expenses	**-29.4**	**-34.1**	**-44.2**	**-178.9**	**43.5**	**66.2**	**-149.5**	**77.6**	**110.4**

Under the new accounting policy, the Group immediately recognises all actuarial gains and losses arising from defined benefit plans directly in equity, as disclosed in its Consolidated Statement of Income & Expense ("SORIE"). This treatment does not extend to past service costs, thus the Balance Sheet liability for a Defined Benefit Plan will only match the underlying surplus or deficit in the scheme itself when there are no past service costs. Such costs are identified at the time of a plan amendment and, where vested, are shown in the Income Statement, whilst unvested amounts are amortised systematically over the vesting period. Past service costs represent changes in the terms of benefits, thus where a labour agreement may result in increased benefits, to the extent that they are payable immediately, they are expensed immediately. However, if the increased benefits are not payable for a number of years, such as on future retirements, the average vesting period is calculated and the cost is then expensed over that period. The same principals apply when agreements reduce or cap the costs of future benefits.

On the Group Balance Sheet, the full liability for all plan deficits is recorded, as adjusted for any past service costs still to be amortised. The intention is for the Group Balance Sheet to fully reflect the actual surplus or deficits in its Defined Benefit Plans, thereby aligning the net liability on Balance Sheet with the actual reality in the Plans. Past service costs however mean that where there are additional costs to be expensed, the Balance Sheet liability will be less than the actual scheme deficit, but where any future costs have been capped or reduced, the Balance Sheet liability will be greater than the actual. The result is that when an agreement may cap future costs, the deficit in the plan drops immediately, but the liability on the Group Balance Sheet will only drop as and when those reduced benefits vest in the beneficiaries, hence the difference between the actual plan deficit and the amount on the Balance Sheet. In both cases, the differences are amortised though the Income Statement over the vesting period until the Balance Sheet liability matches the deficit in the Plan, as shown by the annual actuarial valuations.

Actuarial Gains & Losses Recognised Directly in Equity

	Year Ended 31 December		
EUR million	**2004**	**2005**	**2006**
Cumulative recognised actuarial losses at 1 January	463.8	638.7	698.9
Recognised for the year	174.9	60.2	-135.1
Actuarial Losses Recognised Directly in Equity at 31 December	**638.7**	**698.9**	**563.8**
Deferred tax at 1 January	163.8	209.6	236.6
Recognised for the year	45.8	27.0	-46.6
Deferred Tax Recognised Directly in Equity at 31 December	**209.6**	**236.6**	**190.0**
Net effect on equity at 1 January	300.0	429.1	462.3
Recognised for the year	129.1	33.2	-88.5
Net Actuarial Losses Recognised Directly in Equity at 31 December	**429.1**	**462.3**	**373.8**

Details of the pension arrangements, assets and investment policies in the Group's main operating countries are shown below.

Defined Benefit Plan Summary by Country

	As at 31 December 2006						
EUR million	**Canada**	**Finland**	**Germany**	**Sweden**	**USA**	**Other**	**Total**
Defined Benefit Obligations ("DBO")	242.2	71.7	281.7	260.9	946.5	289.7	2 092.7
Fair value of plan assets	199.2	44.6	3.5	241.9	635.2	244.2	1 368.6
Net Liability in Defined Benefit Plans	**43.0**	**27.1**	**278.2**	**19.0**	**311.3**	**45.5**	**724.1**

Canada

The Group's Canadian pension schemes have a total defined benefit obligation of EUR 242.2 (EUR 238.2) million and assets of EUR 199.2 (EUR 205.0) million, representing an unfunded liability of EUR 43.0 (EUR 33.2) million. In Canada pension benefits are provided through employer and employee funded defined benefit plans. Independent actuaries determine the employer contributions necessary to meet future obligations of the plans, whereas employee contributions are a fixed percentage of pensionable earnings. Funds are invested in a mix of fixed income and equity investments and are held by an independent trustee. The retirement benefits are a function of years worked and the best five years average salary during an employee's pensionable service.

The investment policy sets the long-term return target for the funds at a real return of 4% and defines the long-term strategic allocation targets for equities at 20% to 60%, bonds, 10% to 60% and liquid investments, 0% to 25%. The chosen investment managers are at liberty to adjust the asset mix for their portion of the funds in accordance with the minimum and maximum levels for each asset class.

Finland

In Finland pension cover since 2001 has been entirely arranged through local insurance companies. The total defined benefit obligation amounts to EUR 71.7 (EUR 99.9) million and the assets to EUR 44.6 (EUR 41.5) million, leaving an unfunded liability of EUR 27.1 (EUR 58.4) million. As state pensions in Finland provide by far the greatest proportion of pensions, Group liabilities are proportionately much smaller than in comparable countries.

In 2004 the Group restated its accounting treatment of the Finnish Statutory Employment Pension Scheme ("TEL"). Stora Enso had previously treated the TEL disability pension component as a defined contribution scheme, however in April 2004 the major accounting firms interpreted this differently as a defined benefit scheme under IFRS. As a result, Stora Enso changed its treatment at that time and restated its previous results such that its 2003 pension provisions were restated from EUR 727.6 million to EUR 911.9 million, the difference being EUR 184.3 million. In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the TEL to enable it to be accounted for as a defined contribution liability under IFRS. This allowed Stora Enso to release all but EUR 4.4 million of the provision, since the above restated figures for 2003 and prior years remained unchanged.

Plan assets in Finland are managed by insurance companies, but details of the exact structure and investment strategy surrounding plan assets is not available to participating employers as the assets actually belong to the insurance companies themselves. The assets are managed in accordance with local statutory requirements under which they are obliged to pay guaranteed sums irrespective of market conditions.

Germany

German pension schemes have a total defined benefit obligation of EUR 281.7 (EUR 298.2) million, nearly all of which is unfunded. Defined benefit pension plans are mainly covered on Balance Sheet through book reserves, with some minor ones using insurance companies or independent trustees. Retirement benefits are based on years worked and salaries received during the pensionable service, the commencement of pension payments being coordinated with the national pension scheme retirement age. As in Sweden in 2005, consideration is being given to establishing trusts into which the book reserves would be transferred and the liability on the Group extinguished.

Sweden

In Sweden cover was arranged through both insurance companies and book reserves in accordance with the Swedish "PRI/FPG System" until the set up of a new pension foundation in July 2005, whereupon SEK 1 986 (EUR 212.0) million was paid over to enable the Foundations to undertake their own investments. Whereas previously the Swedish pension liabilities had been unfunded and carried on the Balance Sheets of the individual Swedish units, with the new foundation, the great majority of the liability was removed from the Group Balance Sheet as pension obligations became funded, EUR 243.7 (EUR 214.2) million of the total obligations now being funded, leaving an unfunded balance of EUR 19.0 (EUR 55.9) million. In common with Finland, the greatest part of Swedish pension provision comes from state pensions. Stora Enso has undertaken to pay over all local legal pension liabilities to the foundation, thus the remaining liability mainly represents the difference in the actuarial basis between Swedish local rules and IFRS.

The long-term investment return target for the Foundation is a 3% real return after tax, with investment policy defining long-term strategic allocation targets as to: property, up to 10%, Equity, up to 30%, and the balance in debt.

United States

US pension and health care liabilities are highly material in the context of Stora Enso, the defined benefit obligation being EUR 946.5 (EUR 1 038.6) million. As nearly all pension obligations are funded, though not health care costs, asset management is also of key concern. Total assets amount to EUR 635.2 (EUR 672.3) million, there being total unfunded schemes deficits of EUR 311.3 (EUR 366.3) million, of which EUR 298.0 (EUR 314.0) million relates to health care plans.

In the USA, most retirement benefits are provided through employer funded defined benefit plans, with a small minority being employer and employee funded defined contribution plans (401k) plans. For the defined benefit plans, independent actuaries determine the employer contributions necessary to meet the future obligations of the plans and the funds are invested in a diversified mix of fixed income, equity and alternative investments held by independent trustees. The retirement benefits are a function of either years worked multiplied by a flat monetary benefit, or of years worked multiplied by the best five years average salary out of the last ten years, during an employee's pensionable service. For the defined contribution plans, employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee's discretion; the employer may also contribute to the employee's account depending upon the requirements of the plan.

US healthcare benefits are provided to certain retirees through employer and employee funded post-employment plans, though these plans are not required to be pre-funded. Although these are largely pay-as-you-go schemes, independent actuaries determine the expense to be charged in the Income Statement to meet the plan obligations. When pre-funding does occur, funds are invested in a diversified mix of investments held by an independent trustee. Eligibility for benefits is generally a function of the number of years worked and attained age at retirement.

It is the Group's policy that for retirees, contributions towards the annual healthcare premium equivalent are limited to a specific monetary value or percentage, in which instance, the remainder of the premium equivalent is the responsibility of the retiree. Prior to 2003, a retiree would generally pay either a stated amount for a premium, that did not change as time went on, or pay a stated percentage of the premium. Stora Enso North America was then obliged to absorb all inflationary increases in US healthcare costs, this factor of suffering unlimited health care inflation in perpetuity creating highly material actuarial liabilities for the Group. From 2003 a limit was placed, subject to negotiations, on what Stora Enso would contribute toward retiree healthcare premiums, the basic effect being that the company should no longer be 100% responsible for all future increases in healthcare costs for retirees.

In 2004 limits were placed on amounts to be contributed for a large proportion of the participants who were already retired and at the same time limits were negotiated for active members. Accordingly, in 2004 a non-cash gain of EUR 76.8 million, with another EUR 2.5 million in 2005, was reported on account of past service costs resulting from these changes. These gains represented the reversal of accrued defined benefit obligations in respect of various retiree healthcare programs provided to both current and future retirees that were modified as part of the fixed cost reduction programme in Stora Enso North America.

In 2006 negotiations continued with union members in order to expand the Group's health care policy to cover all remaining employee groups affected by the premiums (see Note 32 Post Balance Sheet Events).

Plan assets in the USA are held in trust with investment policies providing a framework within which to manage the assets in each trust. It is the primary objective of these policies to invest the trust assets in a manner that ensures sufficient funds will be available to meet the benefit obligations of the trusts as determined in connection with periodic asset-liability studies commissioned by the Investment Committee. As updated at the end of 2005, the pension investment policy provides for long-term strategic allocation targets as follows: US Equity 28 percent, Non-US Equity 17 percent (including Development and Emerging Markets), Fixed Income 35 percent (including Core, TIPS and High Yield), Real Estate 10 percent and Alternative Investments 10 percent. In addition, the policy also provides for appropriate drift ranges for each asset class and rebalancing back to the allocation target when the range is exceeded. The policy has additional requirements to ensure adequate diversification, limit non-investment grade quality fixed income securities and restrict the use of derivatives. The investment policy for other benefits is similar but also takes into consideration the fact that retiree healthcare obligations are not required to be funded and have varying cash flow needs.

Other Countries

Total defined benefit obligations in the remaining countries amounted to EUR 289.7 (EUR 328.5) million and, with assets amounting to EUR 244.2 (EUR 274.3) million, the net unfunded liability came to EUR 45.5 (EUR 54.2) million. Only in the Netherlands and UK were there material obligations, being EUR 125.5 (EUR 151.8) million and EUR 120.3 (EUR 111.5) million respectively, with net unfunded deficits of EUR 0.2 (EUR 3.5) million and EUR 15.2 (EUR 24.2) million. Nearly all the Dutch liability is related to Berghuizer Mill which the Group has planned to close; the mill pension scheme is part of an industry scheme with a small surplus attributable to the mill, though under Dutch law that will revert to the main fund on the closure.

Pension and Post-Employment Benefit Provisions

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Defined benefit pension plan liabilities	764.6	513.2	401.2
Other post-employment benefit liabilities	312.2	375.1	361.9
	1 076.8	888.3	763.1
Defined benefit plan assets (Note 16)	-	-	15.7
Total	**1 076.8**	**888.3**	**747.4**

Balance Sheet Receivables & Payables

	As at 31 December								
	2004	**2005**	**2006**	**2004**	**2005**	**2006**	**2004**	**2005**	**2006**
EUR million	**Net Defined Benefit Plan Liability**			**Defined Benefit Plan Assets**			**Defined Benefit Plan Liabilities**		
Present value of funded obligations	1 269.4	1 534.7	1 429.7	-	-	356.8	1 269.4	1 534.7	1 072.9
Present value of unfunded obligations	872.2	738.8	663.0	-	-	-	872.2	738.8	663.0
Defined Benefit Obligations ("DBO")	2 141.6	2 273.5	2 092.7	-	-	356.8	2 141.6	2 273.5	1 735.9
Fair value of plan assets	1 068.7	1 410.2	1 368.6	-	-	369.9	1 068.7	1 410.2	998.7
Net Funding in Defined Benefit Plans	**1 072.9**	**863.3**	**724.1**	-	-	**-13.1**	**1 072.9**	**863.3**	**737.2**
Unrecognised prior service cost	3.9	25.0	23.3	-	-	-2.6	3.9	25.0	25.9
(Asset) / Liability in the Balance Sheet	**1 076.8**	**888.3**	**747.4**	-	-	**-15.7**	**1 076.8**	**888.3**	**763.1**

Amounts Recognised in the Balance Sheet - Plans

EUR million	2004	2005	2006	2004	2005	2006	2004	2005	2006
As at 31 December	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post-Employment Benefits		
Present value of funded obligations	1 269.4	1 534.7	1 429.7	1 233.6	1 505.6	1 429.7	35.8	29.1	-
Present value of unfunded obligations	872.2	738.8	663.0	573.3	398.2	314.4	298.9	340.6	348.6
Defined Benefit Obligations ("DBO")	2 141.6	2 273.5	2 092.7	1 806.9	1 903.8	1 744.1	334.7	369.7	348.6
Fair value of plan assets	1 068.7	1 410.2	1 368.6	1 033.4	1 381.1	1 351.2	35.3	29.1	17.4
Net Liability in Defined Benefit Plans	**1 072.9**	**863.3**	**724.1**	**773.5**	**522.7**	**392.9**	**299.4**	**340.6**	**331.2**
Unrecognised prior service cost	3.9	25.0	23.3	-8.9	-9.5	-7.4	12.8	34.5	30.7
Net Liability in the Balance Sheet	**1 076.8**	**888.3**	**747.4**	**764.6**	**513.2**	**385.5**	**312.2**	**375.1**	**361.9**

Amounts Recognised in the Income Statement

EUR million	2004	2005	2006	2004	2005	2006	2004	2005	2006
Year Ended 31 December	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post-Employment Benefits		
Current service cost	46.6	45.3	45.6	38.1	37.1	35.9	8.5	8.2	9.7
Interest cost	95.6	104.6	104.8	73.5	85.8	84.9	22.1	18.8	19.9
Expected return on plan assets	-69.3	-74.3	-88.1	-67.5	-72.8	-87.1	-1.8	-1.5	-1.0
Past service cost recognised in year	-71.0	-3.4	4.3	0.9	0.9	12.0	-71.9	-4.3	-7.7
Settlements / TEL adjustment	-180.8	-28.7	-0.4	-180.8	-28.7	-0.5	-	-	0.1
Total Included in Personnel Expenses	**-178.9**	**43.5**	**66.2**	**-135.8**	**22.3**	**45.2**	**-43.1**	**21.2**	**21.0**

Benefit Plan Reconciliation

EUR million	2004	2005	2006	2004	2005	2006	2004	2005	2006
As at 31 December	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post-Employment Benefits		
Net liability at 1 January	1 251.3	1 076.8	888.3	837.3	764.6	513.2	414.0	312.2	375.1
Translation difference	-0.6	-17.0	4.7	14.3	-37.2	21.9	-14.9	20.2	-17.2
Acquisition & Disposals	0.3	7.7	-6.7	-	7.7	-6.7	0.3	-	-
Net expense in Income Statement	-178.9	43.5	66.2	-135.8	22.3	32.5	-43.1	21.2	33.7
Actuarial (gains) & losses recognised in equity	174.9	60.2	-135.1	186.2	25.2	-117.8	-11.3	35.0	-17.3
Contributions paid	-160.8	-283.2	-68.1	-128.0	-270.2	-55.7	-32.8	-13.0	-12.4
Settlements	-9.4	0.3	-1.9	-9.4	0.8	-1.9	-	-0.5	-
Net Liability in the Balance Sheet	**1 076.8**	**888.3**	**747.4**	**764.6**	**513.2**	**385.5**	**312.2**	**375.1**	**361.9**

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

Year Ended 31 December	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	Canada		Finland		Germany		Sweden		USA	
Discount rate %	5.3	5.3	4.1	4.5	4.3	4.5	4.0	4.3	5.8	5.8
Expected return on plan assets %	7.0	7.0	4.1	4.5	4.0	4.3	5.0	5.0	8.0	8.0
Future salary increase %	2.0	2.2	4.0	4.0	2.3	2.2	3.0	3.0	4.5	4.5
Future pension increases %	0.0	0.0	2.1	2.1	1.5	1.3	2.0	2.0	0.0	0.0
Expected average remaining working years of staff	14.4	13.4	9.0	10.0	12.5	12.4	14.0	13.3	11.6	11.4
Average current retirement age	60.4	59.9	64.0	64.0	65.0	65.0	64.3	65.0	60.7	60.0
Weighted average life expectancy	82.3	83.3	88.5	88.0	84.1	84.2	84.6	84.4	83.1	83.1

Return on Plan Assets by Country

EUR million	Year Ended 31 December 2006						
	Canada	Finland	Germany	Sweden	USA	Other	Total
Actual return on plan assets	22.0	10.5	0.2	19.0	79.9	14.1	145.7
Estimated return used in actuarial calculations	13.6	1.4	0.1	11.0	48.5	13.5	88.1
Actuarial Gain for the Year Recognised in Equity	**8.4**	**9.1**	**0.1**	**8.0**	**31.4**	**0.6**	**57.6**

EUR million	Year Ended 31 December 2005						
	Canada	Finland	Germany	Sweden	USA	Other	Total
Actual return on plan assets	20.3	-5.9	0.2	2.0	58.2	21.8	96.6
Estimated return used in actuarial calculations	12.6	3.6	0.1	-	48.1	9.9	74.3
Actuarial Gain for the Year Recognised in Equity	**7.7**	**-9.5**	**0.1**	**2.0**	**10.1**	**11.9**	**22.3**

Benefit Plan Summary by Country

EUR million	As at 31 December 2006						
	Canada	Finland	Germany	Sweden	USA	Other	Total
Present value of funded obligations	216.4	71.7	7.7	243.7	622.7	267.5	1 429.7
Present value of unfunded obligations	25.8	-	274.0	17.2	323.8	22.2	663.0
Defined Benefit Obligations ("DBO")	242.2	71.7	281.7	260.9	946.5	289.7	2 092.7
Fair value of plan assets	199.2	44.6	3.5	241.9	635.2	244.2	1 368.6
Net Liability in Defined Benefit Plans	**43.0**	**27.1**	**278.2**	**19.0**	**311.3**	**45.5**	**724.1**
Unrecognised prior service cost	-7.4	-	-	-	30.7	-	23.3
Net Liability / (Asset) in the Balance Sheet	**35.6**	**27.1**	**278.2**	**19.0**	**342.0**	**45.5**	**747.4**
Represented by							
Defined Benefit Pension Plans	14.2	27.1	278.2	19.0	13.3	33.7	385.5
Other Post-Employment Benefits	21.4	-	-	-	328.7	11.8	361.9
Net Liability / (Asset) in the Balance Sheet	**35.6**	**27.1**	**278.2**	**19.0**	**342.0**	**45.5**	**747.4**

Benefit Plan Summary by Country

EUR million	As at 31 December 2005						
	Canada	Finland	Germany	Sweden	USA	Other	Total
Present value of funded obligations	213.6	99.9	7.4	254.6	672.3	286.9	1 534.7
Present value of unfunded obligations	24.6	-	290.8	15.5	366.3	41.6	738.8
Defined Benefit Obligations ("DBO")	238.2	99.9	298.2	270.1	1 038.6	328.5	2 273.5
Fair value of plan assets	205.0	41.5	2.9	214.2	672.3	274.3	1 410.2
Net Liability in Defined Benefit Plans	**33.2**	**58.4**	**295.3**	**55.9**	**366.3**	**54.2**	**863.3**
Unrecognised prior service cost	-9.5	-	-	-	34.5	-	25.0
Net Liability / (Asset) in the Balance Sheet	**23.7**	**58.4**	**295.3**	**55.9**	**400.8**	**54.2**	**888.3**
Represented by							
Defined Benefit Pension Plans	3.9	58.4	295.3	55.9	52.3	47.4	513.2
Other Post-Employment Benefits	19.8	-	-	-	348.5	6.8	375.1
Net Liability / (Asset) in the Balance Sheet	**23.7**	**58.4**	**295.3**	**55.9**	**400.8**	**54.2**	**888.3**

The two main financial factors affecting Group pension liabilities are changes in interest rates and inflation expectations, thus the aim of asset investment allocations is to neutralise these effects and to maximise returns. The expected return on plan assets was determined by considering the long-term expected returns available on the assets underlying current investment policies in Group pension foundations and trusts. The assumptions reflect a combination of historical performance analysis and the forward looking views of financial markets as revealed through the yield on long-term bonds and price earnings ratios of the major stock indices.

Plan Assets

EUR million	As at 31 December 2004 Value	2004 %	2005 Value	2005 %	2006 Value	2006 %
Equity	649.0	60.7%	665.5	47.2%	623.2	45.5%
Debt	319.8	30.0%	389.6	27.6%	459.3	33.6%
Associate Companies debt	-	-	113.2	8.0%	106.0	7.7%
Cash	11.6	1.1%	138.9	9.9%	55.7	4.1%
Others	88.3	8.2%	103.0	7.3%	124.4	9.1%
Total Pension Fund Assets	1 068.7	100.0%	1 410.2	100.0%	1 368.6	100.0%

Pension Plan assets do not include any real estate or other assets occupied by the Group or the Company's own financial instruments.

Plan Assets by Country

EUR million	Canada 2005	Canada 2006	Sweden 2005	Sweden 2006	USA 2005	USA 2006	Other 2005	Other 2006	Total 2005	Total 2006
Equity	121.1	114.4	6.1	67.0	408.4	337.8	129.9	104.0	665.5	623.2
Debt	76.6	75.2	-	22.2	193.0	215.2	120.0	146.7	389.6	459.3
Associate Companies debt	-	-	103.6	106.0	-	-	9.6	-	113.2	106.0
Cash	7.3	8.0	103.4	35.8	0.7	0.5	27.5	11.4	138.9	55.7
Others	-	1.6	1.1	10.9	70.2	81.7	31.7	30.2	103.0	124.4
Total Pension Fund Assets	205.0	199.2	214.2	241.9	672.3	635.2	318.7	292.3	1 410.2	1 368.6

In 2007 contributions of EUR 270.0 million are expected to be paid, representing some EUR 70 million of normal payments and a one-off EUR 200 million asset transfer and cash remittance to establish a proposed pension trust in Germany. In 2006 only normal contributions of EUR 68.1 million were paid, whereas in 2005, payments totalled EUR 283.2 million, of which EUR 211.5 million related to the capitalisation of the newly-established Swedish pension fund and EUR 71.7 million related to normal payments.

Note 22 Debt

In March 2006 Stora Enso launched an exchange offer for its 7.375% USD Notes due in 2011 with an issue of new Notes. The result of the exchange offer was that USD 281.2 (EUR 213.5) million of principal in the old notes, some 37.5%, were validly tendered and at settlement the new 6.404% Notes 2016 were delivered to participating note holders. In April Stora Enso then offered to sell for cash additional Notes 2016 that were fully fungible with the new 2016 Notes, the take-up being a further USD 207.9 (EUR 157.9) million additional 10 year Notes due on 15 April 2016. The Group also sold 30 year Notes in a separate tranche, this issue being increased from USD 250 million to USD 300 million due to strong demand; the maturity of these 7.25% Notes is 15 April 2036. The new Notes sold for cash raised in aggregate USD 507.9 (EUR 385.6) million in principal.

In June 2006 Stora Enso signed a new loan agreement with International Finance Corporation (IFC) increasing its loan facility to USD 300 (EUR 227.8) million, to be used to finance the Group's current operations and future investments in China. The increased facility includes a USD 100 million IFC loan and a USD 200 million syndicated B loan. Stora Enso's first agreement with IFC was for a USD 75 (EUR 57.0) million loan signed in June 2005.

In January 2005 Stora Enso Oyj signed a five-year EUR 1.75 billion multi-currency revolving credit facility at 0.275% over Euribor, which replaced a previous EUR 2.5 billion facility signed in 2003. In May the Company issued a three-year SEK 2 billion benchmark bond and in June a five-year EUR 0.5 billion benchmark bond paying fixed interest of 3.25%, both bonds being issued to enhance the Group debt structure and take advantage of favourable market conditions.

In December 2004 Stora Enso Oyj issued a five-year SEK 4.3 billion bond paying a fixed coupon of 3.875%. In June 2004 the Group created a new ten-year bond by offering to exchange its existing EUR 850 million 2007 bond; EUR 475 million of notes were exchanged, 55.9% of the total, the transaction extending the average maturity of all debt by one year.

Borrowings have various maturities, the latest being in 2036, and have either fixed or floating interest rates ranging from 0.5% (1.0%) to 10.0% (10.0%). The majority of Group loans are denominated in Euros, Swedish Kronas and US Dollars. At 31 December 2006 the Group's unused committed credit facilities totalled EUR 1 750.0 (EUR 1 750.0) million, of which EUR 0.0 (EUR 0.0) million was classified as short-term.

In 2006 no bonds were bought back, whilst in 2005 Stora Enso bought back bonds with a nominal value of SEK 410 (EUR 43.7) million, resulting in a loss in financial items of SEK 35.7 (EUR 3.8) million. In 2004 Stora Enso bought back bonds with a nominal value of SEK 469 (EUR 52.6) million, resulting in a loss in financial items of SEK 1 (EUR 0.1) million.

The breakdown of net interest-bearing liabilities, including internal items, and operating capital by principal country/area is detailed below:

Country/Area Breakdown

EUR million	As at 31 December					
	2004	2005	2006	2004	2005	2006
	Net Interest-bearing Liabilities			Operating Capital		
Euro area	1 950.7	3 263.3	3 042.6	6 108.2	6 527.6	6 082.0
Sweden	-131.4	369.7	-0.3	2 105.8	2 578.9	2 582.7
USA	1 131.7	1 333.1	1 058.9	1 966.0	2 111.2	1 777.7
Canada	29.5	-61.3	-8.6	448.3	283.5	226.0
China	107.8	101.9	99.7	147.0	201.2	215.2
UK	-34.3	-22.9	-22.5	-1.3	-2.7	3.9
Other	-2.6	100.3	64.1	766.2	1 042.8	1 317.7
Total	**3 051.4**	**5 084.1**	**4 233.9**	**11 540.2**	**12 742.5**	**12 205.2**

Long-term Debt

EUR million	As at 31 December					
	2004	2005	2006	2004	2005	2006
	Repayable within 12 Months			Repayable after 12 Months		
Bond loans	3.9	283.6	502.6	2 762.4	3 287.7	3 209.8
Loans from credit institutions	92.7	92.6	116.4	400.5	884.9	701.3
Financial lease liabilities	5.0	8.6	11.0	158.5	176.1	161.5
Other long-term liabilities	0.5	0.2	0.2	6.7	5.2	8.4
Total Long-term Debt	**102.1**	**385.0**	**630.2**	**3 328.1**	**4 353.9**	**4 081.0**

Repayment Schedule of Long-term Debt

EUR million	As at 31 December						
	2007	2008	2009	2010	2011	2012+	Total
Bond loans	502.6	277.7	571.7	524.1	379.4	1 456.9	3 712.4
Loans from credit institutions	116.4	271.5	78.1	118.0	63.9	169.8	817.7
Financial lease liabilities	11.0	12.5	11.6	1.5	-0.2	136.1	172.5
Other long-term liabilities	0.2	4.8	0.2	0.1	0.2	3.1	8.6
Total Long-term Debt	**630.2**	**566.5**	**661.6**	**643.7**	**443.3**	**1 765.9**	**4 711.2**
Current Liabilities: Repayable within the next 12 months							**630.2**
Non-current Liabilities: Repayable after 12 months							**4 081.0**

Due to the short-term nature of most Group financial liabilities, their carrying value is considered to approximate their fair value. However, the fair value of non-current term debt, exclusive of the current part, has a value of EUR 4 189.8 (EUR 4 584.4) million as against a carrying value of EUR 4 081.0 (EUR 4 353.9) million.

Bonds Loans in Non-current Debt

Issue / Maturity Dates	Description Of Bond	Interest Rate %	Currency Of Bond	Nominal Value Issued 2006	Outstanding As at 31 December 2005	Outstanding As at 31 December 2006	Carrying Value As at 31 December 2005	Carrying Value As at 31 December 2006
				Currency million			EUR million	
Fixed Rate								
1993–2019	Series C Senior Notes 2019 *	8.60	USD	50.0	50.0	50.0	42.5	37.9
1997–2007	Senior Notes Series B 2007	6.82	USD	102.0	102.0	102.0	87.2	78.5
1997–2009	Senior Notes Series C 2009	6.90	USD	48.5	48.5	48.5	40.6	36.6
1997–2012	Senior Notes Series D 2012	7.00	USD	22.5	22.5	22.5	18.9	17.0
1997–2017	Senior Notes Series E 2017	7.14	USD	23.0	23.0	23.0	18.6	16.8
1997–2017	Euro Medium Term Note *	4.105	JPY	10 000	10 000	10 000	72.0	63.7
1998–2009	Senior Notes Series F 2009	6.93	USD	30.0	30.0	30.0	25.0	22.5
1998–2018	Senior Notes Series G 2018	7.24	USD	65.0	65.0	65.0	51.8	46.6
1998–2023	Senior Notes Series H 2023	7.30	USD	65.0	65.0	65.0	50.9	45.8
1999–2008	Swedish Fixed Real Rate *	4.00	SEK	105	40	40	4.4	4.4
2000–2007	Euro Bond 6.375% Notes 2007 *	6.375	EUR	850.0	374.6	374.6	373.2	374.1
2000–2007	Euro Medium Term Note *	6.90	SEK	200	200	200	21.3	22.1
2001–2011	Global 7.375% Notes 2011 *	7.375	USD	750.0	750.0	468.8	667.0	380.0
2004–2014	Euro Medium Term Note *	5.125	EUR	517.6	517.6	517.6	494.8	496.3
2004–2009	Swedish Medium Term Note *	3.875	SEK	4 640	4 640	4 640	492.9	512.7
2005–2010	Euro Medium Term Note *	3.25	EUR	500.0	500.0	500.0	499.1	499.6
2006–2016	Global 6.404% Notes 2016 *	6.404	USD	507.9	-	507.9	-	370.4
2006–2036	Global 7.254% Notes 2036 *	7.254	USD	300.0	-	300.0	-	223.9
2006–2015	Swedish Fixed Real Rate	3.50	SEK	500	-	500	-	60.7
Loans matured and extinguished in 2006							285.3	-
Total Fixed Rate Bond Loans							**3 245.5**	**3 309.6**
Floating Rate								
1997–2007	Euro Medium Term Note *	Libor+0.35	EUR	18.5	18.5	18.5	18.5	18.5
1998–2008	Euro Medium Term Note *	Libor+0.35	USD	30.0	30.0	30.0	25.4	22.8
1998–2008	Euro Medium Term Note *	Libor+0.33	USD	40.0	40.0	40.0	33.9	30.4
2000–2007	Swedish Medium Term Note *	Euribor+0.75	EUR	10.0	10.0	10.0	10.0	10.0
2000–2010	Euro Medium Term Note *	Euribor+0.8	EUR	25.0	25.0	25.0	25.0	25.0
2005–2008	Swedish Medium Term Note *	Stibor+0.28	SEK	2 000	2 000	2 000	213.0	221.2
2006–2018	Euro Medium Term Note *	Euribor+0.96	EUR	25.0	-	25.0	-	25.0
2006–2018	Euro Medium Term Note *	Euribor+0.72	EUR	50.0	-	49.9	-	49.9
Total Floating Rate Bond Loans							**325.8**	**402.8**
Total Bond Loans							**3 571.3**	**3 712.4**

* Parent company liabilities

Interest-bearing Liabilities

EUR million	As at 31 December 2004	2005	2006
Current loans	416.7	1 056.4	179.6
Derivative financial instruments (see Note 25)	54.1	86.7	57.3
Total Interest-bearing Liabilities	**470.8**	**1 143.1**	**236.9**

Group short-term loans are denominated in Euros, 39.0% (62.0%), Chinese renminbi, 50.5% (5.7%), Swiss francs 8.3% (0%), US dollars 1.8% (0%) and Swedish kronas, 0.4% (31.8%) and have maturities ranging from payable on demand up to 12 months.

Finance Lease Liabilities

At 31 December 2006 Stora Enso had a small number of finance leasing agreements for machinery and equipment for which capital costs of EUR 119.3 (EUR 130.6) million were included in machinery and equipment; the depreciation thereon was EUR 13.3 (EUR 10.1) million. The aggregate leasing payments for the year amounted to EUR 23.3 (EUR 21.9) million, the interest element being EUR 13.6 (EUR 14.4) million. No new leasing commitments were entered into in 2004 but some Russian leases were taken out in 2005 and 2006.

Finance Lease Liabilities

EUR million	As at 31 December 2004	2005	2006
Minimum lease payments			
Less than 1 year	17.4	21.9	23.6
1–2 years	17.4	21.8	23.3
2–3 years	17.4	21.7	21.4
3–4 years	17.4	21.1	10.8
4–5 years	17.4	10.5	9.3
Over 5 years	176.0	188.3	167.2
	263.0	285.3	255.6
Future finance charges	-99.5	-100.6	-83.1
Present Value of Finance Lease Liabilities	163.5	184.7	172.5
Present Value of Finance Lease Liabilities			
Less than 1 year	5.0	8.6	11.0
1–2 years	7.3	9.3	12.5
2–3 years	9.0	10.2	11.6
3–4 years	10.1	10.1	1.5
4–5 years	10.3	0.4	-0.2
Over 5 years	121.8	146.1	136.1
	163.5	184.7	172.5

Note 23 Other Provisions

Other Provisions

EUR million	Environmental	Reorganisation	Other Obligatory	Total Provisions
Carrying value at 1 January 2005	45.4	31.0	5.2	81.6
Translation difference	-1.1	2.0	-	0.9
Emission Rights	-	-	36.4	36.4
Companies acquired	-	-	2.5	2.5
Charge in Income Statement				
New provisions	3.6	143.0	0.5	147.1
Increase in existing provisions	1.4	3.1	0.2	4.7
Reversal of existing provisions	-	-4.2	-0.2	-4.4
Payments	-5.2	-25.1	-1.2	-31.5
Carrying Value at 31 December 2005	44.1	149.8	43.4	237.3
Translation difference	1.1	-0.4	0.1	0.8
Emission rights	-	-	56.6	56.6
Companies disposed	-	-1.8	-	-1.8
Charge in Income Statement				
New provisions	1.5	206.5	0.7	208.7
Increase in existing provisions	0.3	13.6	1.5	15.4
Reversal of existing provisions	-	-19.9	-1.8	-21.7
Payments	-5.4	-62.6	-2.3	-70.3
Carrying Value at 31 December 2006	41.6	285.2	98.2	425.0
Allocation between Current and Non-current Liabilities				
Current Liabilities : Payable within 12 months	3.7	111.0	2.0	116.7
Non-current Liabilities : Payable after 12 months	37.9	174.2	96.2	308.3
Total at 31 December 2006	41.6	285.2	98.2	425.0
Current Liabilities : Payable within 12 months	40.8	60.8	41.0	142.6
Non-current Liabilities : Payable after 12 months	3.3	89.0	2.4	94.7
Total at 31 December 2005	44.1	149.8	43.4	237.3

Environmental Remediation

Provision for environmental remediation amounted to EUR 41.6 (EUR 44.1) million at 31 December 2006 and largely related to the removal of mercury and other contaminants from sites in Sweden and Finland; details of the principal provisions are:

- Following an agreement between Stora Enso and the City of Falun, the Group is obliged to clean-up pollution to the area caused by the Kopparberg mine; the provision amounted to EUR 10.4 (EUR 10.0) million.
- A provision of EUR 5.3 (EUR 6.6) million has been made for removing mercury from the harbour basin at Skutskär
- The site of Skoghall Mill contains ground pollutants that must be eliminated, the provision for which amounts to EUR 8.5 (EUR 8.5) million.
- There are a further four cases in Finland where the total provision amounts to EUR 9.1 (EUR 11.2) million; the largest relates to pollution in the vicinity of Pateniemi sawmill, being EUR 5.0 (EUR 5.0) million.

Other Obligatory Provisions

The principal provision relates to Emission Rights of EUR 93.0 (EUR 36.4) million, representing the rights granted to the Group which need to be surrendered to the authorities on 1 April 2007 to cover the actual emissions made in the year. Other provisions amounted to EUR 5.2 (EUR 7.0) million.

Reorganisation Provisions

In April 2005 the Group announced a profit improvement programme ("Profit 2007") with the aim to increase annual profits before tax by EUR 300 million, mainly in Europe, to be achieved from mid 2007 onwards. In addition to this, the Group announced the Asset Performance Review ("APR") program in October 2005 which would reduce capacity by about 400 000 tonnes in the short term and strengthen the Group's financial performance. The total restructuring provision relating to these initiatives in 2005, the originating year for the plans, was EUR 134.9 million, other minor restructuring provisions totalled EUR 7.0 million, mainly relating to earlier restructuring plans, giving a 2005 total cost of EUR 141.9 million. In 2006 the total costs were EUR 200.2 million, principally relating to the APR. Plant closures resulted in provisions being charged of EUR 183.0 million with a further EUR 14.2 million on account of asset sales; the remaining net costs of EUR 3.0 million related to Profit 2007.

Segment Reorganisation Provisions

	Year Ended 31 December Income Statement			As at 31 December Balance Sheet		
EUR million	2004	2005	2006	2004	2005	2006
Publication Paper	1.4	71.3	124.1	13.7	77.3	170.8
Fine Paper	0.9	26.6	72.8	5.2	29.4	89.5
Merchants	-	3.9	5.6	1.3	5.1	5.3
Packaging Boards	0.6	21.0	-3.4	2.3	22.7	10.5
Wood Products	-	6.0	0.1	1.1	3.9	2.3
Wood Supply	-	2.7	1.1	-	2.7	3.2
Other	5.3	10.4	-0.1	7.4	8.7	3.6
Total	8.2	141.9	200.2	31.0	149.8	285.2

In 2006 the Asset Performance Review continued as mills under scrutiny were still being evaluated with reference to their financial performance and strategic fit within the Group. In some cases, sufficient measures were taken to improve financial performance, including personnel reductions and revised local labour agreements, as well as concentrating on higher value-added products. Such criteria applied to Publication Paper's Summa Mill in Finland and Uetersen Mill in Germany, split between Fine Paper and Packaging Boards, though both mills are expected to operate without new investments for the next few years while on-going performance continues to be assessed. In other cases, major steps to restructure the Group resulted in substantial disposals and reorganisation provisions:

- Divestment of Linghed Sawmill in Sweden in March, being an asset sale by Wood Products.
- Divestment of Grycksbo Mill in Sweden in March, being a company disposal by Fine Paper.
- Closure of Speciality Papers PM31 at Stevens Point Mill in USA in March by Packaging Boards.
- The closure of Hammarby Mill in Sweden in May by Packaging Boards.
- The June sale of Stora Enso Lübeck in Germany, being a company disposal by Packaging Boards.
- Publication Paper's PM3 and PM4 at Corbehem Mill in France ceased production at the end of June.
- The divestment of Pankakoski Mill in Finland in July, this being another company disposal by Packaging Boards.
- The sale in August of the Celbi Group of companies in Portugal, being a company disposal by Fine Paper of its eucalyptus pulp mill.
- The September disposal of Wolfsheck Mill in Germany, being an asset disposal by Publication Paper.
- Closure of PM1 at Varkaus Mill in Finland in December 2006 by Fine Paper.
- The transfer of the former Maxau PM 6 to China, to commence production in 2007.
- The announced Publication Paper closure of Reisholz Mill (see below)
- The announced Fine Paper closure of Berghuizer Mill (see below)

Details of all company disposals are given in Note 5 Acquisitions & Disposals, details of fixed asset impairments relating to reorganisations are shown in Note 11, Depreciation and Fixed Asset Impairment Charges, and details of Reorganisation Provisions are shown below.

Linghed Sawmill

Stora Enso sold its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden for SEK 10 (EUR 1.1) million. Group sales will decrease by some EUR 7 million and working capital by another EUR 1 million, though the impact on Group profits will be negligible. The transfer included all buildings, stocks and production assets, with the 28 employees being offered employment by the new owner. Although this was an asset sale, in 2005 the fixed assets had been impaired and a reorganisation provision of EUR 5.3 million charged, thus the impact on the 2006 result was negligible.

Hammarby Mill

A reorganisation provision of EUR 4.0 million was charged in 2005 in respect of the closure of the plant where board from Fors Mill is coated in plastic. The mill was duly closed in May 2006 and the 90 staff were made redundant. At the year end, the remaining provision amounted to EUR 2.1 million.

Corbehem Mill

In 2005 Corbehem Mill made a reorganisation provision of EUR 47.3 million relating to the proposed closure of its PM3 and PM4 machines. Additional provisions of EUR 9.9 million have been expensed in 2006 and at the year end the remaining provision amounted to EUR 51.6 million. Personnel reductions announced in 2006 amounted to 45 on top of 398 announced redundancies in 2005, however, due to local legal requirements, most staff reductions cannot take place until 2007 and hence the headcount has only dropped from 856 to 770 in 2006.

Wolfsheck Mill

Stora Enso sold its Wolfsheck Mill to Röhner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG, in an asset deal of EUR 1. The divestment will reduce the annual sales of Publication Paper by some EUR 65 million, working capital dropping by some EUR 8 million, and the 194 employees were transferred to the new owner. The Group recorded impairment and reorganisation provisions totalling EUR 47.0 million, of which EUR 14.2 million related to the reorganisation provision, EUR 3.0 million of which was left on the Balance Sheet at the year end.

Varkaus Mill

The closure of PM1 at the end of 2006 resulted in 120 redundancies, though the cost of this was provided for in 2005 when a reorganisation provision of EUR 4.0 million was made, along with a fixed asset impairment of EUR 9.6 million. The provision at the year end amounted to EUR 1.8 (EUR 4.0) million.

Reisholz Mill

Reisholz Mill, which produces improved super-calendered (SC) papers in the Publication Paper division, is planned to be closed in phases by the end of 2007. It has a total annual production capacity of 215 000 tonnes with external sales of EUR 113.1 million in 2006, though it is assumed that the closure should not affect Group turnover as it is intended that customers be supplied from other mills. The mill has 378 employees, who will be made redundant. Stora Enso has recorded total provisions and write-downs of EUR 157.0 million, of which EUR 103.0 million has been provided as a Reorganisation Provision and carried on the Balance Sheet. The provision covers estimated redundancy costs, site restoration costs and all expected other costs, but only as the closedown proceeds will it be possible to accurately assess the final costs.

Berghuizer Mill

Berghuizer Mill, which is part of Stora Enso's Fine Paper division, is planned to be closed during 2007 based on its lack of profitability. The annual production capacity of Berghuizer Mill, which produces woodfree uncoated fine paper, such as copy and printing paper, is 235 000 tonnes with a 2006 external turnover of EUR 178.1 million, though, again, the intention is to continue to supply customers from other Group mills. The mill has 297 employees. Stora Enso has recorded total Group provisions and write-downs of EUR 116.0 million, of which EUR 80.0 million has been set aside as a Reorganisation Provision and is carried on the Balance Sheet in full. The provision covers estimated redundancy costs, site restoration costs and all expected other costs, but as negotiations with the Works Council are at an early stage, the actual costs will only become apparent when the negotiations conclude.

Year 2005

Details of the 2005 Group restructuring and related provisions are shown below, the majority of items relating to Profit 2007 rather than the APR.

Publication Paper

The total restructuring provision was EUR 71.3 million, of which EUR 62.1 million related to redundancy plans for 760 employees in various mills and EUR 8.1 million to dismantling costs of paper machines to be closed and the termination of rental agreements. The redundancies will be executed by the end of March 2007.

In the APR, a major restructuring provision was recorded at Corbehem Mill in France, where it was decided to close Paper Machine ("PM") 3 and PM4 by the end of June 2006. Other significant provisions were recorded at Reisholz Mill and at Wolfsheck Mill in Germany due to redundancies to be made by the end of June 2006. However, in 2006 it was determined that Reisholz Mill should be closed and Wolfsheck Mill was divested in an asset sale.

Fine Paper

The total restructuring provision was EUR 26.6 million, of which EUR 23.7 million related to the planned redundancies of 240 employees, mainly at Berghuizer Mill in the Netherlands, at Uetersen Mill in Germany, at Varkaus Mill in Finland and at Celbi Pulp Mill in Portugal. The redundancies were mainly executed by the end of December 2006, however certain plans will continue until the end of 2007.

All the mills in which provisions were recorded are included in the APR program due to either a machine closure (Varkaus PM1), planned divestment (Celbi Pulp Pill) or poor profitability track records (Uetersen and Berghuizer mills). At the end of 2006, only Uetersen Mill is scheduled to continue production within Stora Enso.

Merchants

The total restructuring provision was EUR 3.9 million, of which EUR 3.6 million related to redundancy plans covering 110 employees, mainly in the Netherlands, Hungary, Germany and France. The redundancies were mainly achieved by the end of December 2006, but certain plans continue until late 2007.

Packaging Boards

The total restructuring provision of EUR 21.0 million related to redundancy plans for 410 employees, mainly at Hammarby and Skoghall mills in Sweden, at Imatra, Kotka, Heinola and Pankakoski mills in Finland, at Uetersen in Germany and at Stevens Point in the USA. The redundancies were mainly achieved by the end of June 2006, though certain plans continue until the end of 2007.

The Hammarby Mill provision related to plans to close the mill by the end of June 2006, whereas the Stevens Point Mill provision covered the closure of PM31 in March 2006. Other provisions were made to secure mills long-term competitiveness.

Wood Products

The total restructuring provision of EUR 2.4 million related to the redundancy of 218 employees, mainly in Finnish and Swedish sawmills, this being largely completed by the end of 2006.

Wood Supply

The total restructuring provision of EUR 3.3 million covered the proposed redundancies of 85 employees in Finland and Sweden, to be completed by June 2007.

Other Operations

The total restructuring provision amounted to EUR 13.4 million, of which EUR 7.9 million related to redundancy plans for 90 employees, mainly in Corporate Sales Network and in certain corporate staff functions. Most of the redundancies will be achieved by June 2007.

In 2004, restructuring charges were not material, though a further provision of EUR 4.4 million was made in the USA for redundancies. The Group Restructuring Provision at 31 December 2004 amounted to EUR 31.0 million with charges in the Income Statement of EUR 8.2 million.

Note 24 Operative Liabilities

Non-current Operative Liabilities

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Provision for unrealised profit	120.7	117.7	120.5
Accruals	20.4	30.7	13.5
Share-based payments (Note 29)	20.8	30.5	47.4
Other payables	12.1	25.8	12.3
Total	**174.0**	**204.7**	**193.7**

The provision for unrealised profit relates to that part of the gains on sale of Tornator Timberland Oy in 2002 and Bergvik Skog AB in 2004 that were deemed to relate to the proportion of shares retained in these new Associates, being EUR 44.2 and EUR 76.3 (SEK 690) million respectively.

Current Operative Liabilities

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Advances received	5.5	3.6	6.2
Trade payables	849.1	962.4	913.9
Other payables	191.7	226.1	214.8
Accrued liabilities and deferred income	606.1	688.6	721.3
Current portion of provisions	20.7	94.7	116.7
Total	**1 673.1**	**1 975.4**	**1 972.9**

Accrued liabilities and deferred income consist mainly of personnel costs, customer discounts, and other accruals.

Shareholders' Equity - Other Comprehensive Income ("OCI")
Certain derivatives are designated as cash flow hedges and measured to fair value with the fair value movements being recorded in the separate equity category of OCI: Hedging Reserve. The other component of OCI is the Available-for-Sale Reserve, representing the difference between the fair value of investments and their cost (see Note 15). Movements in the year for these two reserves, together with the balances at the year end, are as shown below.

OCI Reserves

EUR million	Hedging Reserve				Available-for-Sale Reserve	Total OCI Reserves
	Currency Derivatives	Commodity Hedges	Associate Hedge	Total		
OCI at 1 January 2005	15.7	16.1	-19.0	**12.8**	54.8	**67.6**
Net change in OCI in the year	-18.2	77.0	1.7	**60.5**	339.9	**400.4**
OCI at 31 December 2005	**-2.5**	**93.1**	**-17.3**	**73.3**	**394.7**	**468.0**
OCI at 1 January 2006						
Gains and losses from changes in fair value	-3.6	129.5	-17.3	**108.6**	435.5	**544.1**
Deferred taxes	1.1	-36.4	-	**-35.3**	-40.8	**-76.1**
	-2.5	**93.1**	**-17.3**	**73.3**	**394.7**	**468.0**
Net change in OCI in 2006						
Gains and losses from changes in fair value	20.3	-65.6	11.1	**-34.2**	251.6	**217.4**
Deferred taxes	-5.7	19.3	-	**13.6**	36.6	**50.2**
	14.6	**-46.3**	**11.1**	**-20.6**	**288.2**	**267.6**
OCI at 31 December 2006						
Gains and losses from changes in fair value	16.7	63.9	-6.2	**74.4**	687.1	**761.5**
Deferred taxes	-4.6	-17.1	-	**-21.7**	-4.2	**-25.9**
Total	**12.1**	**46.8**	**-6.2**	**52.7**	**682.9**	**735.6**

The gain on derivative financial instruments designated as cash flow hedges that was realised from OCI through the Income Statement amounted to EUR 133.4 (EUR 12.8) million.

The hedging reserve includes the Group's 43.3% (43.3%) share in an interest rate swap showing a deferred loss of EUR 7.7 (EUR 17.3) million in respect of Stora Enso's Associate, Bergvik Skog AB; this amount relates to a fair value loss on Bergvik Skog AB's cashflow hedge accounted interest rate swap and has been deducted from the equity accounted value of the Group interest in its Associate. In addition, a US Associate has a commodity cashflow hedging derivate showing a deferred gain of EUR 1.5 (EUR 0.0) million.

The estimated net amount of unrealised gains and losses expected to be reclassified as earnings within the next twelve months amounted to EUR 31.6 (EUR 69.1) million, of which EUR 16.7 (EUR -3.6) million related to currencies and EUR 14.9 (EUR 72.7) million to commodities.

Fair Values of Financial Instruments
Derivative financial instruments are recorded on the Balance Sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis:

- Currency option contract values are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.
- The carrying amounts of foreign exchange forward contracts are calculated using year end market rates and thus they approximate fair values.
- The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.
- Swaption contract fair values are calculated using year end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.
- Cross currency swaps are fair valued against discounted cash flow analysis and year end foreign exchange rates.
- The fair values of interest rate futures have been calculated by using either discounted cash flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.
- Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.
- The fair values of commodity options are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.
- The fair values of Total Return (Equity) Swaps are calculated using year end equity prices as well as year end interest rates.
- The Group had no outstanding embedded derivatives at either 31 December 2004, 2005 or 2006.

Certain gains and losses on financial instruments are taken directly to equity, either to offset Cumulative Translation Adjustments (CTA) or deferred under Other Comprehensive Income (OCI). The remaining fair value movements are taken to the Income Statement as Net Financial Items (Note 8) as shown below.

Fair Value Hedge Gains and Losses

EUR million	Year Ended 31 December 2004	2005	2006
Net gains on qualifying hedges	-10.2	-33.5	-40.4
Fair value changes in hedged items	23.8	34.3	34.0
Net gains / losses	13.6	0.8	-6.4
Net losses / gains on non-qualifying hedges	-6.4	-18.6	-2.7
Net gains / losses on Total Return (Equity) Swaps	24.9	9.7	9.1
Net Fair Value Gains in Net Financial Items	**32.1**	**-8.1**	**0.0**

Cash Flow Hedges Not Qualifying for Hedge Accounting

EUR million	Year Ended 31 December 2004	2005	2006
FX forward contacts	-0.5	0.6	0.4
Commodity contracts	-0.9	-0.5	0.1
Total Hedging Ineffectiveness	**-1.4**	**0.1**	**0.5**

Fair Values of Derivative Financial Instruments

	As at 31 December				
	2004	2005	2006		
EUR million	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	151.3	88.1	83.4	-35.3	48.1
Interest rate options	1.0	-1.9	0.1	-1.9	-1.8
Cross currency swaps	-11.6	-6.5	-	-1.2	-1.2
Forward contracts	89.5	-30.5	36.1	-7.9	28.2
Currency options	1.8	-5.7	6.5	-0.6	5.9
Commodity contracts	23.6	129.6	75.6	-12.4	63.2
Equity swaps	-11.4	-1.8	27.7	-20.7	7.0
Total	**244.2**	**171.3**	**229.4**	**-80.0**	**149.4**

Positive and negative fair values of financial instruments are shown under Interest-bearing Receivables and Liabilities and Long-term Debt.

Nominal Values of Derivative Financial Instruments

EUR million	As at 31 December 2004	2005	2006
Interest Rate Derivatives			
Interest rate swaps			
Maturity under 1 year	66.5	620.1	177.4
Maturity 2–5 years	953.4	1 000.6	2 152.1
Maturity 6–10 years	1 469.9	1 738.3	2 490.5
	2 489.8	3 359.0	4 820.0
Interest rate options	198.4	673.8	318.0
Total	**2 688.2**	**4 032.8**	**5 138.0**
Foreign Exchange Derivatives			
Cross-currency swap agreements	102.7	72.3	6.9
Forward contracts	2 479.8	2 442.1	1 778.4
Currency options	588.3	1 071.3	662.8
Total	**3 170.8**	**3 585.7**	**2 448.1**
Commodity Derivatives	**442.7**	**391.0**	**635.8**
Total Return (Equity) Swaps	**359.5**	**408.5**	**328.6**

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations on the value of its net investment in non-Euro Area foreign subsidiaries and associates. Exchange differences, arising from the translation of equity, results and dividends for foreign subsidiary and associate undertakings, are aggregated with the financial instruments hedging these investments and the net is recorded directly in shareholders' equity as CTA; this is expensed through the Income Statement on the divestment of a foreign entity.

Cumulative Translation Adjustment

EUR million	Year Ended 31 December 2004	2005	2006
At 1 January			
CTA on net investment in non-Euro foreign entities	-629.1	-708.2	-467.4
Hedging	432.0	489.3	340.3
	-197.1	-218.9	-127.1
CTA Movement for the Year			
Restatement of opening non-euro denominated equity	-37.8	256.1	-88.4
Difference in Income Statement translation	14.7	-16.8	17.5
Internal equity injections less dividends	-44.6	6.9	-18.7
Other	0.3	-5.6	3.2
	-67.4	240.6	-86.4
Hedging of Net Investment for the Year			
Hedging result	78.3	-201.4	118.0
Taxes	-21.0	52.4	-30.7
	57.3	-149.0	87.3
Income Statement			
CTA (gain) / loss on divested non-Euro foreign entities	-11.7	0.2	-5.8
Hedging result allocated to divested entities	-	-	-
(Gain) / loss in Income Statement for the year	-11.7	0.2	-5.8
At 31 December			
CTA on net investment in non-Euro foreign entities	-708.2	-467.4	-559.6
Hedging (see below)	489.3	340.3	427.6
	-218.9	**-127.1**	**-132.0**
Hedging of Net Investment in Foreign Entities			
Realised gains	209.5	168.2	160.3
Unrealised gains (see next page)	279.8	172.1	267.3
Total	**489.3**	**340.3**	**427.6**

Hedging of Net Investment in Foreign Entities

Group policy for translation risk exposure is to minimise this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in CTA against the respective currency movements arising from the restatement of the net investments at current exchange rates on the Balance Sheet date; the net amount of gains and losses included in CTA during the period as shown above came to EUR 87.3 (EUR -149.0) million. Details of the hedging and the unrealised hedging gains are shown below, details of the net investment in foreign subsidiaries being shown in the Segment Note 4.

Hedging Instruments & Unrealised Hedge Gains

	As at 31 December								
	2004	2005	2006	2004	2005	2006	2004	2005	2006
Million	Nominal amount (currency)			Nominal amount (EUR)			Unrealised Gain / Loss (EUR)		
Forward Exchange Contracts									
Canada	700.0	587.0	358.0	426.4	427.7	234.3	16.0	-11.6	17.8
Czech Republic	-	3 525.0	3 525.0	-	121.5	128.2	-	-2.2	-3.0
Denmark	745.0	-	-	100.2	-	-	0.1	-	-
UK	27.8	22.0	20.0	39.4	32.1	29.8	0.3	0.2	-
USA	350.0	86.0	-	257.0	72.9	-	17.5	-0.8	-
				823.0	654.2	392.3	33.9	-14.4	14.8
Borrowings									
Sweden	5 343.0	4 462.0	5 266.0	592.3	475.3	582.5	-6.5	11.4	1.3
USA	880.0	1 127.9	928.0	646.1	956.1	704.6	252.4	175.1	251.2
Total Hedging				**2 061.4**	**2 085.6**	**1 679.4**	**279.8**	**172.1**	**267.3**

Commitments

EUR million	As at 31 December 2004	2005	2006
On Own Behalf			
Pledges given [1]	0.8	1.1	1.0
Mortgages	118.8	212.8	146.8
On Behalf of Associated Companies			
Mortgages	0.8	0.8	0.8
Guarantees	209.3	359.3	343.0
On Behalf of Others			
Guarantees	6.8	13.7	9.5
Other Commitments, own			
Operating leases, in next 12 months	32.6	34.3	38.4
Operating leases, after next 12 months	159.2	148.0	130.3
Pension liabilities	2.2	0.7	0.2
Other contingencies	92.5	97.6	17.1
Total	**623.0**	**868.3**	**687.1**
Pledges given	0.8	1.1	1.0
Mortgages	119.6	213.6	147.6
Guarantees	216.1	373.0	352.5
Operating leases	191.8	182.3	168.7
Pension liabilities	2.2	0.7	0.2
Other contingencies	92.5	97.6	17.1
Total	**623.0**	**868.3**	**687.1**

(1) Pledged assets consist of marketable securities, inventories and fixed assets.

Purchase Agreement Commitments as at 31 December 2006

EUR million	Type of Supply	Country	Years Left	Contract Total	Scheduled Contract Payments 2007	2008–9	2010–11	2012+
Materials & Supplies								
Stora Enso Skog AB	Wood *	Sweden	12	1 826	157	312	297	1 060
Stora Enso Oyj	Wood *	Finland	10	600	60	120	120	300
Stora Enso Transport & Distribution Ltd	Terminal	UK	15	196	15	29	29	123
Stora Enso Kabel GmbH & Co KG	*Electricity*	*Germany*	6	185	37	74	74	-
Stora Enso Oyj	Shipping	Sweden	15	168	12	23	23	110
Stora Enso Kvarnsveden AB	Electricity	Sweden	8	136	17	34	34	51
Stora Enso Transport & Distribution AB	Shipping	Denmark	10	115	14	27	27	47
Stora Enso Baienfurt GmbH & Co KG	Electricity	Germany	6	111	19	37	37	18
Stora Enso Maxau	Steam	Germany	4	92	25	49	18	-
Stora Enso Corbehem SA	Electricity	France	4	73	18	37	18	-
Stora Enso Transport & Distribution AB	Shipping	Sweden	9	66	8	16	16	26
Stora Enso North America Corp	Electricity	USA	5	64	17	21	26	-
Port Hawkesbury	Gas	Canada	5	57	12	25	20	-
Stora Enso Timber Zdirec sro	Wood *	Czech	3	44	13	31	-	-
Stora Enso Arapoti Indústria de Papel	Electricity	Brazil	5	35	7	14	14	-
Others	-	-	-	663	291	193	122	57
				4 431	722	1 042	875	1 792
Capital Expenditure				129	110	17	2	-
Total Contractual Commitments				**4 560**	**832**	**1 059**	**877**	**1 792**

* Estimates based on current wood prices

Outstanding balances under binding Purchase Agreements amount to EUR 4 560 (EUR 4 168) million, of which contracts for materials and services amount to EUR 4 431 (EUR 4 073) million and for capital expenditure commitments, EUR 129 (EUR 95) million. The principal commitments relate to wood supplied from the Group's forest Associates, Bergvik Skog AB and Tornator Timberland Oy, and Group risk management of power supplies by entering into long-term fixed price contracts; the principal service commitments relate to shipping and terminal facilities. Stora Enso Oyj has also signed a 15-year take or pay contract with Rederi AB Trans-Atlantic (formerly Nordsjöfrakt AB) for the operation of ships between Finland and Sweden, thus the Group's commitment of *EUR 168 million is also its contingent liability in the event* of early termination; there is a further penalty clause in respect of the Port of Tilbury in the UK amounting to of EUR 44 million. The biggest contract for capital expenditure in 2006 was EUR 27.0 million relating to Fine Paper PM 3 at Varkaus Mill in Finland, though a series of contractual commitments totalling EUR 50.2 million have also been made in China in respect of the Huatai project; there were no material contracts in 2005, whilst the largest contract in 2004 was EUR 223 million for the new paper machine being supplied to Kvarnsveden Mill in Sweden.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others; the guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-Balance Sheet credit risk representing the accounting loss that would be recognised at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are not paid in full and are irrecoverable from other parties.

Stora Enso Oyj has guaranteed the liabilities of many of its subsidiaries up to a maximum of EUR 805.5 (EUR 843.8) million as of 31 December 2006. It has also guaranteed the indebtedness of its Brazilian Associate, Veracel, to various local and international banks, the amount outstanding at the year end being EUR 318.8 (EUR 333.3) million. There is also a guarantee in respect of the pension liabilities of Swedish subsidiaries, though following the July 2005 establishment of a foundation to deal with these liabilities, the guarantee value was reduced from EUR 258.4 million to EUR 1.8 million at 31 December 2006. See Note 21.

Stora Enso Transport and Distribution AB, Sweden, has a time charter party with Wagenborg Scheepvaart B.V. of the Netherlands ("WSBV") concerning three vessels; WSBV has, in turn, chartered the three vessels from owners in Denmark. At the expiry of the three charter parties in 2015, Stora Enso Oyj has guaranteed to pay the owners an amount equal to the difference between the stipulated loss value and the net sale price obtained by the owners, however, always limited to 6/21 of the original facility amount. The maximum Group exposure under this guarantee amounted to EUR 32.8 (EUR 32.8) million at the year end.

The Group leases office and warehouse space under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are:

Repayment Schedule of Operating Lease Commitments

	As at 31 December		
EUR million	**2004**	**2005**	**2006**
Less than 1 year	32.6	34.3	38.4
1–2 years	27.1	31.0	29.8
2–3 years	22.8	22.3	23.9
3–4 years	18.9	17.9	18.1
4–5 years	17.1	24.6	16.5
Over 5 years	73.3	52.2	42.0
	191.8	**182.3**	**168.7**

Contingent Liabilities

Stora Enso is party to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of commercial law. The Group is also involved in administrative proceedings relating primarily to competition law. The Directors do not consider that liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Group financial condition or results of operations.

Competition Law Proceedings

- **Inspections By European Competition Authorities**
  In May 2004 Stora Enso was subject to inspections carried out by the European Commission at certain locations in Europe and as part of preliminary investigations into the paper industry in Europe. On 9 August 2006 Stora Enso was notified by the European Commission that it had closed its investigation into a suspected cartel in the fine paper sector and on 16 November it did likewise in respect of the publication paper sector. No evidence of wrongdoing was apparent.
- **Inspections By Finnish Competition Authorities**
  In May 2004 Stora Enso was subject to inspections carried out by the Finnish Competition Authority at certain locations in Finland in respect of suspected price collaboration in Finnish wood procurement. Following the 2004 inspections, on 5 April 2006 Stora Enso received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and an exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. Stora Enso investigated the matter and gave its response by 22 June 2006 as requested. On 21 December the Finnish Competition Authority proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchase of timber in Finland from 1997 to 2004. The Group considers the proposal to be without merit and has not made any provision.
- **Inspections by U.S. Competition Authorities and Class-action Lawsuits in the United States**
  In May 2004 Stora Enso received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the magazine paper industry the United States. Subsequent to the commencement of these antitrust investigations, various Group companies have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs.

On 13 December 2006 the US antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA in 2002 and 2003; however, no Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and will enter a plea of not guilty when it appears before the Court at the arraignment to respond to the indictment. The Group expects this indictment to come to trial in 2007 and it concludes the investigation that began in May 2004.

There can be no assurances that Stora Enso will prevail in its efforts to defend these claims and the Group does not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits. Due to the considerable uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies, thus no provision has been made with respect to these antitrust investigations and class-action lawsuits. There can be no assurances that such investigations or lawsuits, if determined adversely, would not have a material adverse effect on the Group's business, operational results and financial condition.

- **Inspections by Baltic State Competition Authorities**
  On 26 October 2006 Stora Enso's Lithuanian merchant, UAB Schneidersohne Baltija, and certain other paper merchants, received a fine from the Lithuanian Competition Council amounting to LTL 235 330 (EUR 68 200) for having violated competition rules by exchanging information with its competitors. UAB Schneidersohne Baltija denies any violation and has appealed the decision.

  On 21 December 2006 Stora Enso's Latvian merchant SIA Papyrus received a fine from the Latvian Competition Council amounting to LVL 7 989 (approx. EUR 11 460) for alleged violations of competition law. SIA Papyrus is considering an appeal against the decision.
- **European Commission Actions Relating to the Carbonless Paper Industry**
  In 2001 the European Commission issued a decision in which it found companies in the carbonless paper industry, including an Associate Company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly a wholly-owned subsidiary, Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of EUR 21.2 million was imposed on Mitsubishi HiTech Paper and fully paid by the Company in 2002. However, Mitsubishi HiTech Paper also appealed the Commission's decision to the European Court of First Instance in 2002, but as of 31 December 2005, the case, and any adjustment to the penalty originally imposed, was still pending with the Court of First Instance. Due to the considerable uncertainties, no provisions have been made in the Group accounting for this Associate for any contingencies relating to either an increased fine or the repayment of amounts already paid.

Other Legal Proceedings

- **Wisconsin Rapids Emissions**
  The US Environmental Protection Agency ("EPA") has issued a notice of violation to Wisconsin Rapids Mill alleging that expansions and other capital projects between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of USD 7.85 million and the installation of additional air pollution control equipment. Stora Enso North America Corp considers that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group's best estimate of the outcome.
- **Niagara Emissions**
  The EPA has issued a notice of violation and a finding of violation to Niagara Mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but it is expected that the EPA will seek a monetary penalty and the installation of additional control equipment. Stora Enso North America Corp intends to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group's best estimate of the outcome.
- **Amsterdam Harbour**
  Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; in addition, Stora Timber Finance B.V. is also seeking compensation by way of indemnification from the contractor that originally delivered the contaminated soil. A provision of EUR 2.4 million has been provided at 31 December 2005 and 2006 relating to this loss contingency and, as a result of the on-going settlement negotiations with the Municipality and Port of Amsterdam, there are no indications that the final costs will exceed the current accrual, which is thus considered reasonable.

The following is a list of the Company's fifty principal operating subsidiary undertakings ranked by external sales; these companies, along with the parent, account for 93% (96%) of Group external sales. The principal country in which each subsidiary operates is the country of incorporation. The Group's effective interest in the undertakings is 100% except where indicated and is held in each case by a subsidiary undertaking except for those companies marked with "+" which are held directly by the Parent Company. The countries operating outside the Euro area are indicated by "*".

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply	Other
Stora Enso Oyj	**Finland**	**16.05**	X	X		X		X	X
Stora Enso North America Corp +*	USA	12.24	X	X		X			X
Schneidersöhne GmbH	Germany	5.47			X				
Stora Enso Publication Papers Oy Ltd +	Finland	5.01	X						
Stora Enso Skoghall AB *	Sweden	3.62				X			
Stora Enso Kvarnsveden AB *	Sweden	2.97	X						
Stora Enso Maxau GmbH & Co KG	Germany	2.89	X						
Stora Enso Hylte AB *	Sweden	2.71	X						
Stora Enso Kabel GmbH & Co KG	Germany	2.21	X						
Stora Enso Fors AB *	Sweden	1.97				X			
Stora Enso Timber AG	Austria	1.77					X		
Stora Enso Langerbrugge NV +	Belgium	1.76	X						
Stora Enso Skog AB *	Sweden	1.70						X	
Stora Enso Pulp AB *	Sweden	1.66	X	X					
Puumerkki Oy	Finland	1.62					X		
Stora Enso Nymölla AB *	Sweden	1.52		X					
Stora Enso Timber Oy Ltd +	Finland	1.51					X		
Stora Enso Baienfurt GmbH & Co KG	Germany	1.28				X			
Stora Enso Poland SA (formerly Intercell) +*	Poland	1.27				X			
Stora Enso Corbehem SA	France	1.24	X						
Papyrus Sweden AB *	Sweden	1.23			X				
Berghuizer Papierfabriek NV +	Netherlands	1.22		X					
Stora Enso Sachsen GmbH	Germany	1.21	X						
Stora Enso Timber AB *	Sweden	1.13					X		
Stora Enso Uetersen GmbH & Co KG	Germany	1.04		X					
Enocell Oy +	Finland	1.00				X			
Papeteries de France SA	France	0.96			X				
Stora Enso Barcelona S.A.	Spain	0.92				X			
Stora Enso Ingerois Oy +	Finland	0.89				X			
Sydved AB (66.7%) *	Sweden	0.87						X	
Sihl & Eika Papier AG	Switzerland	0.85			X				
Laminating Papers Oy +	Finland	0.79				X			
Stora Enso Reisholz GmbH & Co KG	Germany	0.77	X						
Scaldia Papier BV	Netherlands	0.75			X				
Stora Enso Suzhou Paper Co Ltd (96.5%) *	China	0.68		X					
Stora Enso Packaging Oy +	Finland	0.66				X			
Papyrus A/S *	Denmark	0.62			X				
Stora Enso Timber AS *	Estonia	0.60					X		
Papyrus France SA	France	0.59			X				
Celulose Beira Industrial SA	Portugal	0.58		X					
Papyrus SA	Belgium	0.57			X				
Stora Enso Packaging AB *	Sweden	0.56				X			
Stora Enso Timber US Corp*	USA	0.50					X		
Holzwerke Wimmer GmbH	Germany	0.48					X		
Stora Enso Lumber Trading GmbH	Austria	0.46					X		
Stora Enso Timber Bad St Leonard GmbH	Austria	0.44					X		
OOO Stora Enso Packaging (93.5%) *	Russia	0.42				X			
Stora Enso Timber Zdirec sro *	Czech	0.41					X		
Stora Enso Arapoti Industria de Papel *	Brazil	0.37	X				X		
Puumerkki AS *	Estonia	0.35					X		
Corenso United Oy Ltd +	Finland	0.34				X			

The majority of production employees are members of labour unions with which either the Group or the forest industry customarily negotiate collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as on attaining key business targets.

Bonus Programmes

Division and Business Unit management have annual bonus programmes based on the corporate target return on capital employed and on the results of their respective areas of responsibility, together with the achievement of separately defined key personal targets; the bonus amounts to between 10% and 40% of salary depending on the person's position in the Company. Staff participate in another bonus plan in which the payment is calculated as a percentage of annual salary up to a maximum of 7%. All bonuses are discretionary and, for the majority of employees, at least 50% of the bonuses are dependent on financial targets, triggered only when results exceed a predetermined minimum level. The Group has decided to continue its performance-based programmes and has expanded these to cover 75% to 80% of employees globally where allowed by local practice and regulations.

Share Based Programmes for Management

In 2004 the Board approved the implementation of two new share based programmes to complement and partially replace the existing option programme. The changes were made in response to the competitive market trend away from option programmes towards share based award schemes. In 2004 the new programmes were targeted at 200 key managers and staff in the Group and replaced 50% of the existing option programme for these employees; consequently the number of options issued under the 2004 share option programme was reduced. The total number of shares that may be awarded under these two new share programmes in 2004 was 652 500.

The Performance Share Plan will deliver awards over a three-year period, based on the Group performance during each of the preceding financial years. The performance target is set annually by the Compensation Committee and, for 2004 to 2006, was for the corporate return on capital employed to equal the weighted average cost of capital, before any shares are awarded. The intended range of awards over the three-year period is from 850 to 10 000 shares with a maximum of one and one half times the award when the corporate return on capital employed exceeds the weighted average cost of capital by 4 percentage points.

The Restricted Share Plan will similarly deliver shares to managers and key employees over the same three-year period subject to the employee remaining in employment of Stora Enso on the intended award date. The new share plans do not confer any beneficial interest at grant and the holder has no rights to receive shares until the future award dates materialise.

The Board also approved an annual allocation of shares under the Restricted Share Plan to a maximum of 50 key talents with a condition that they remain in employment for at least 5 years. The level for these awards was set at 2 500 to 5 000 shares and the maximum number of shares that may be issued is 187 500. In 2005, the Board agreed to extend the Restricted Share Plan to all participants in Stora Enso long-term incentive plans, with a required minimum vesting period of 3 years.

Option Programmes for Management (1999 to 2006)

In 1999 the Board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel; this programme has since been extended into subsequent years and now covers some 1 000 staff. The seven-year programmes consist of financially hedged options and synthetic options, with strike prices set at levels representing then-current market prices plus 10% premiums. The synthetic options are hedged by Total Return Swaps ("TRS"), which are settled with cash payments, allowing the company to receive cash compensation to partially offset any change in the share price between the grant and settlement dates. Depending on local circumstances, option holders have the choice to receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares. If an employee chooses the option to purchase existing R shares, the Company first purchases the relevant number of R shares and then transfers them to the employee, thus avoiding any dilution in the number of shares in issue. Options are not transferable and expire if the employee leaves the Group. As of 31 December 2006, 3 608 150 options from the 1999 to 2003 programmes had been taken up.

Stora Enso North America Option Programme

In 2000 the Board decided to convert the Consolidated Papers, Inc. share option plans into Stora Enso programmes entitling holders to purchase a maximum 5 680 000 R shares at a weighted average strike price of USD 6.9687, the exercise period being from 11 September 2000 to 4 February 2010, depending on the grant date. In 2001 the Board decided to rationalise the Programme, thus from 1 November 2001, no new R shares were issued, but instead, repurchased R shares are reserved for distribution. During the year, 409 157 (198 646) options were exercised, of which 388 332 (169 654) resulted in cash compensation and 20 825 (29 079) in the allocation of repurchased R shares. At 31 December 2006, 557 884 (967 913) options were still outstanding.

Option / Synthetic Option Programmes in 2006

Option Programme	Year of Issue	Strike Price Base Period in the Year	Strike Price	Number of Staff	Number of Options Issued	Number of Options Cancelled	Number of Options Exercised	Number of Options Outstanding	Exercise Period
2006 Synthetic	2006	3 Feb 10 Feb	EUR 12.46	744	2 161 000	5 875	na	2 155 125	1 Mar 2009 28 Feb 2013
2005 Synthetic	2005	4 Feb 11 Feb	EUR 12.20	1 024	3 075 125	96 375	na	2 978 750	1 Mar 2008 28 Feb 2012
2004 Synthetic	2004	5 Feb 12 Feb	EUR 11.15	1 033	4 682 800	164 000	na	4 518 800	1 Mar 2007 28 Feb 2011
2003 Synthetic	2003	31 Jan 7 Feb	EUR 10.00	1 016	6 069 150	223 400	1 295 850	4 549 900	8 Feb 2006 7 Feb 2010
2002 Synthetic	2002	31 Jan 7 Feb	EUR 16.50	957	5 902 000	407 500	-	5 494 500	8 Feb 2005 7 Feb 2009
2001 Synthetic	2001	8 Feb 14 Feb	EUR 11.70	481	4 215 000	367 500	418 000	3 429 500	1 Apr 2004 31 Mar 2008
2000 Synthetic	2000	18 Mar 24 Mar	EUR 12.25	221	2 797 500	280 000	264 000	2 253 500	1 Apr 2003 31 Mar 2007
1999 Synthetic	1999	1 May 31 July	EUR 11.75	200	2 790 650	1 160 350	1 630 300	-	15 Jul 2002 15 Jul 2006
North America Stock options	2000	na	USD 6.97 EUR 5.91	839	5 680 000	124 568	4 997 548	557 884	11 Sep 2000 4 Feb 2010

On 1 January 2005 IFRS 2, Share-based Payments, came into effect whereby the cost of the Stora Enso synthetic Option and Share-based Programmes are recognised as a cost over the vesting period, being the period between grant and right to exercise or award. The charge for 2006 amounted to EUR 16.9 (EUR 9.7) million, of which a positive EUR 0.1 (EUR -0.8) million related to senior executives, leaving a liability at 31 December 2006 of EUR 47.4 (EUR 30.5) million, shown in Non-current Operative Liabilities.

The fair value of employee services received in exchange for cash settled synthetic options and share awards is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The synthetic option liability is re-measured at each Balance Sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black-Scholes model, with all changes recognised in the Income Statement. The liability for restricted share awards is also remeasured at each Balance Sheet date to its fair value using estimates of the number of share awards that are expected to be issued and the latest fair valuations by using the Stora Enso R-share closing price, with all changes recognised in the Income Statement.

As at the year end, 25 380 075 (28 046 775) synthetic options were outstanding, of which 15 727 400 (14 532 450) options were exercisable. The strike price for the outstanding options was within the range of EUR 10.00 to EUR 16.50, unchanged from 2005, the weighted average strike price being EUR 12.51 (EUR 12.32), with a weighted average contractual right of 3.1 (3.5) years.

The fair value of synthetic options at their grant date is determined by using the Black-Scholes model, the value in 2006 being EUR 1.77 (EUR 2.21). The following significant inputs, for the 2006 and 2005 plans, were at the grant date:

- Share price of EUR 11.95 (EUR 11.57)
- Strike price of EUR 12.46 (EUR 12.20)
- Volatility of 19.0% (22.8%)
- Expected annual dividend of EUR 0.45 (EUR 0.45)
- An annual risk-free interest rate of 3.41% (3.42%)

The year end closing price of Stora Enso R-shares was EUR 12.00 (EUR 11.44), the assumed annual dividend, EUR 0.45 (EUR 0.45) per share, and the expected average volatility, 23.9% (21.0%), based on the historic volatility. Other Black-Scholes valuation model inputs for the fair values of synthetic options, together with the outcome were:

Option Programme	Year of Issue 2006	2005	2004	2003	2002	2001	2000
Strike EUR	12.46	12.20	11.15	10.00	16.50	11.70	12.25
Annual risk-free Interest rate %	3.93	3.92	3.91	3.90	3.90	3.87	3.64
Years to maturity	6.2	5.2	4.2	3.1	2.1	1.3	0.3
Fair value per option EUR	2.15	2.11	2.37	2.76	0.49	1.16	0.31

The fair values of the restricted share awards have been calculated using year end closing prices of Stora Enso R shares; the outstanding restricted share awards are shown below.

Restricted Share Awards at 31 December 2006

	Projected Delivery of Outstanding Restricted Share awards at Year End 2007	2008	2009	Total
2004 programme	75 102	-	-	75 102
2005 programme	111 885	374 860	-	486 745
2006 programme	108 600	81 450	266 700	456 750
Total	**295 587**	**456 310**	**266 700**	**1 018 597**

In addition, within the top talent share award programmes, 135 000 shares were awarded in respect of the 2004 programme and 372 500 relating to 2006. Shares relating to the 2004 programme can be issued in 2009 and, in respect of the 2006 programme, in 2011. The outstanding share awards for the 2004 programme came to 125 000 shares and, for the 2006 programme, 365 000.

No liability has been recorded relating to performance share plans.

The fair valuation charge for share based programmes in 2006 amounted to EUR 16.9 (EUR 9.7) million, of which EUR 12.3 (EUR 8.1) million comes from synthetic options and EUR 4.6 (EUR 1.6) million from the restricted share awards. A year end liability of EUR 47.4 (EUR 30.5) million is shown in Non-current Operative Liabilities, of which EUR 38.5 (EUR 26.2) million relates to synthetic options and EUR 8.9 (EUR 4.3) million to the restricted share awards. The weighted average exercise price of the options cashed in 2006 was EUR 11.15 (EUR 0.0), the equivalent weighted average share price being EUR 12.88 (EUR 0.0). The actual cash cost of the synthetic options totalled to EUR 6.8 (EUR 0.0) million, with another EUR 3.0 (EUR 1.3) million relating to the restricted share awards.

Stora Enso utilises TRS to partially hedge exposures to changes in the share price of synthetic options granted under the Option Programmes for Management, which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise future cash flows related to the settlement of outstanding synthetic options, they result in certain market risks. Group TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the Income Statement.

As of 31 December 2006 there were TRS instruments outstanding covering 28 262 400 (35 696 400) underlying Stora Enso Oyj R shares recorded at a net fair value of EUR 7.0 (EUR -1.8) million, as disclosed in Note 25. The settlement periods of the TRS instruments match the life of the associated synthetic options, mature between 2007 and 2013 and allow for earlier settlement at the Group's election. A 10% fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of EUR 33.9 (EUR 40.8) million, based on a closing share price at the year end of EUR 12.00 (11.44) on the Helsinki Stock Exchange.

Director and Executive Management Group Interests at 31 December 2006

Board of Directors	A Shares Held	R Shares Held	Committee Memberships (1) Chairman
Claes Dahlbäck, Chairman	2 541	19 529	Compensation (1), Nomination, Financial & Audit
Ilkka Niemi, Vice Chairman	-	-	Compensation, Nomination, Financial & Audit
Gunnar Brock	-	4 000	-
Lee A. Chaden (ADRs)	-	3 500	Financial & Audit
Dominique Hériard Dubreuil	-	500	Compensation
Jukka Härmälä, CEO (see below)	-	-	-
Birgitta Kantola	-	1 500	Financial & Audit
Jan Sjöqvist	508	1 943	Financial & Audit (1)
Matti Vuoria	-	9 000	Compensation
Marcus Wallenberg	2 541	4 715	Nomination
Total	**5 590**	**44 687**	

Executive Management Group (EMG)	A Shares Held	R Shares Held	Synthetic Options 2000–2005	Synthetic Options 2006	Committee Memberships (1) Chairman
Jukka Härmälä, CEO	-	13 188	560 000	60 000	-
Christer Ågren	-	5 328	97 500	22 500	Sustainability
Jussi Huttunen	-	2 434	165 000	22 500	Sustainability
Kai Korhonen	-	2 435	135 000	22 500	Sustainability, R&D
Pekka Laaksonen	15 500	-	180 000	22 500	Sustainability
Bernd Rettig	-	2 963	225 000	22 500	R&D
Hannu Ryöppönen, CFO	-	16 175	20 000	30 000	Investment (1)
Elisabet Salander Björklund	-	1 968	85 000	22 500	R&D, Sustainability (1)
Total	**15 500**	**44 491**	**1 467 500**	**225 000**	
Total, Serving Officers	**21 090**	**89 178**	**1 467 500**	**225 000**	

Details of officers who stood down during the year are not shown above

The following Executive Officers also Served in 2006	Capacity	A Shares Held	R Shares Held	Synthetic Options 2000–2005	Synthetic Options 2006	Effective Date of Cessation
Arno Pelkonen	EMG, Strategy & Emerging Markets	-	1 500	-	-	12 January (resigned)
Yngve Stade	EMG, Corporate Support & Sweden	-	(1)3 354	135 000	-	31 March (retired)
Total, Former Officers		-	**4 854**	**135 000**	-	

Yngve Stade also has 3 375 Restricted Share Awards 2004–2005 outstanding and a further 3 375 Performance Share Awards.

(1) As at 31 March 2006

Note 30 Related Party Transactions

During the last three years, Stora Enso has not been involved in any material transactions with any Group directors or executive officers, any of the 10% shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of the Board of Directors to borrow money from the Group so long as such loans are secured and within the limits of distributable equity. However, no directors or executive officers and none of the 10% shareholders owe any significant amounts to the Group. The Group has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of directors or executive officers in violation of the Securities Exchange Act.

In the ordinary course of business, the Group engages in transactions on commercial terms with associated companies and other related parties, with the exception of Veracel, that are no less favourable than would be available to other third parties. Stora Enso intends to continue with transactions on a similar basis with its Associates, further details of which are shown in Note 14.

Pulp

Although most chemical pulp requirements are produced internally, some is purchased from the pulp mill of Sunila Oy, a 50% associated company owned jointly with Myllykoski Oy. Stora Enso supplies fibre to Sunila, selling them EUR 48.0 (EUR 34.3) million of wood during the year, and in return, Sunila sells the resulting pulp back to the Group, all at market prices; in 2006 the Group purchased 135 516 (136 612) tonnes from Sunila for a total price of EUR 62.1 (EUR 56.7) million.

Stora Enso and its local partner, Aracruz Celulose S.A., have constructed a 1 000 000 tonnes per year eucalyptus pulp mill in Brazil for their jointly owned associate company Veracel Celulose S.A.; each company has a 50% stake and will be entitled to half of the mill's output. The mill commenced production in May 2005 and the first shipments of pulp were sent to Stora Enso mills in Europe and China in July. Shipments of eucalyptus pulp to Group companies in 2006 totalled 498 638 (162 085) tonnes with an invoice value of EUR 143.4 (EUR 40.8) million. Stora Enso Oyj has also guaranteed the indebtedness of Veracel to various local and international banks, the amount outstanding at the year end being EUR 318.8 (EUR 333.0) million.

Energy

The Group holds a 15.6% interest in Pohjolan Voima Oy, a power producer with a majority shareholding of 57.7% in Teollisuuden Voima Oy, being the owner of two nuclear power plants in Olkiluoto, Finland, with a total capacity of 1 720 MW / 14.3 TWh/a. Stora Enso is the second largest shareholder in Pohjolan Voima Oy and Pekka Laaksonen has been the Deputy-Chairman of the Board of Directors since 2002. Prices paid to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and amounted to EUR 95.2 (EUR 48.1) million.

Financial Arrangements

The Group borrows from, or has financial arrangements with, several financial institutions where certain members of the Stora Enso Board of Directors or Executive Management Group also act as members of the Board of Directors, Supervisory Board or Executive Management Group of one or more of those bodies. These include Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg and Varma Mutual Pension Insurance Company in the case of Jukka Härmälä, All Group borrowings and financial arrangements have been negotiated on arms-length terms and several have existed for a number of years and prior to the current board membership.

In July 2005 the Group set up a foundation to deal with its Swedish pension liabilities, the directors consisting of two representatives of both the employer and staff, with an independent chairman. In November 2005 the Group sold the Foundation a nominal SEK 850 (EUR 90.5) million of Loan Notes in the Group's Swedish forest Associate, Bergvik Skog AB for SEK 992 (EUR 105.7) million, and in December a further 700 000 Nordea Bank AB shares worth SEK 56 (EUR 6.0) million were sold; the values of these securities were independently appraised. There were no further transfers in 2006.

Research and Development

Stora Enso conducts research and development activities through Oy Keskuslaboratorio ("KCL"), in which a 30% interest is held. Part of the Group's applied research requirements is sourced as a joint effort with KCL, which also performs research on a contract basis at cost; in 2006 total payments to KCL amounted to EUR 3.3 (EUR 3.4) million. Stora Enso has free rights to use all developments arising from the joint research programme.

Recycled Paper

The Group owns minority interests in several paper recyclers from whom recycled paper is purchased at market prices, this amounting to EUR 25.8 (EUR 18.3) million for the year.

Forest Assets & Wood Procurement

The Group has a 41% interest in Tornator Timberland Oy, with the remaining 59% being held by Finnish institutional investors. One such investor with a 13.3% holding is Varma Mutual Pension Insurance Company, where Jukka Härmälä, Stora Enso's retiring CEO, is the vice chairman of the Supervisory Board. Stora Enso has longterm supply contracts with the Tornator Group for approximately 1.5 million cubic metres of wood annually at market prices and in 2006 purchases came to EUR 50.1 (EUR 43.5) million.

The Group has a 43.3% interest in Bergvik Skog AB, with the remaining 56.7% held mainly by institutional investors. These investors include the Knut and Alice Wallenberg Foundation with a holding of 7.0%; however they also control 23.8% of the voting rights in Stora Enso. The Group has longterm supply contracts with Bergvik Skog AB under which it sells some 5.0 million cubic metres of wood annually at market prices; in 2006 purchases of 5.5 (4.7) million cubic metres came to EUR 139.3 (EUR 123.0) million with Group sales to Bergvik being EUR 30.9 (EUR 27.7) million.

Stevedoring

The Group currently owns 34.3% of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels, the other shareholders being UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco are at market prices and, in 2006, amounted to EUR 28.9 (EUR 20.6) million.

Note 31 Earnings per Share and Equity per Share

Earnings per Share

	Year Ended 31 December		
	2004	2005	2006
Net Profit / (Loss) for the Period, EUR million	757.9	-111.1	585.0
Total Recognised Income & Expense, EUR million	571.7	347.7	942.0
Weighted Average Number of A and R Shares	829 396 446	798 686 750	788 578 383
Effect of warrants	610 540	530 991	284 280
Diluted Number of Shares	830 006 986	799 217 741	788 862 663
Basic Earnings / (Loss) per Share, EUR	0.91	-0.14	0.74
Total Recognised Income & Expense per Share, EUR	0.69	0.44	1.19

There was no difference between Basic Earnings per Shares and Diluted Earnings due to the immaterial effect of the warrants

Equity per Share

	As at 31 December		
	2004	2005	2006
Shareholders' Equity, EUR million	7 625.4	7 220.1	7 799.6
Market Value, EUR million	9 485.9	9 304.0	9 527.9
Number of A and R Shares	820 436 168	788 565 047	788 585 872
Basic Shareholders' Equity per Share, EUR	9.29	9.16	9.89
Dividend per Share Paid / Declared, EUR	0.45	0.45	0.45
Market Value per Share, EUR			
A shares	11.55	11.46	12.30
R shares	11.27	11.44	12.00
Average	11.33	11.44	12.08

Note 32 Post-Balance Sheet Events

On 18 January 2007 the Group signed a five-year labour agreement with United Steelworkers in Central Wisconsin, USA. The net reduction in the Defined Benefit Obligations due to the new agreement, mainly in respect of retiree health care premiums, is USD 125.1 (EUR 95.0) million, of which USD 40.8 (EUR 31.0) million will be recorded as non-recurring income to personnel expenses in the first quarter of 2007, the remaining part being amortised over the average period to full retirement eligibility of some 8 years.

Parent Company Income Statement, Cash Flow Statement and Balance Sheet

Extract of the Parent Company Financial Statements

Accounting Principles

The Parent Company Financial Statements are prepared according to Generally Accepted Accounting Principals in Finland, "Finnish GAAP"; see Group Consolidated Financial Statements, Note 1. The main differences between the accounting policies of the Group and the Parent Company are:

- The valuation of financial assets, financial liabilities, derivative financial instruments and securities.
- Accounting of post-employment Defined Benefit plans
- The presentation and accounting for deferred tax.

Parent Company Income Statement

EUR million	Year Ended 31 December 2005	2006
Sales	2 757.0	3 392.3
Changes in inventories of finished goods and work in progress	38.9	22.7
Production for own use	1.6	0.7
Other operating income	138.2	304.5
Materials and services	-1 906.4	-2 319.4
Personnel expenses	-281.9	-294.1
Depreciation and value adjustments	-263.0	-248.1
Other operating expenses	-533.6	-602.8
Operating Profit	**-49.2**	**255.8**
Net financial items	-240.2	318.7
Profit before Extraordinary Items	**-289.4**	**574.5**
Extraordinary income	24.6	170.9
Extraordinary expense	-	-0.2
Profit before Appropriations and Taxes	**-264.8**	**745.2**
Appropriations	24.4	40.8
Income tax expense	0.7	-22.0
Net Profit for the Period	**-239.7**	**764.0**

The operations of the subsidiary companies, Lumi Shipping Oy and Kiint. Oy Enson Metsuritalot were merged into the Parent Company on 30 November 2006 and the above figures include their results from that date.

The operations of the subsidiary company Kemijärven Sellu Oy was merged into the Parent Company on 1 October 2005 and the above figures include its results from that date.

Parent Company Cash Flow Statement

EUR million	Year Ended 31 December 2005	2006
Cash Provided by Operating Activities		
Net profit for the period	-239.7	764.0
Reversal of non-cash items:		
Taxes	-0.7	22.0
Appropriations	-24.4	-40.9
Extraordinary items	-24.6	-170.7
Depreciation, amortisation and impairment	263.0	248.1
Profit/losses on sale of fixed assets	-8.8	-178.5
Net financial income	240.2	-318.7
Interest received	61.2	69.1
Interest paid, net of amounts capitalised	-172.5	-266.0
Dividends received	105.0	416.8
Other financial items, net	-135.3	36.2
Income taxes paid	4.6	-2.4
Change in net working capital	-131.3	118.5
Net Cash Provided by Operating Activities	**-63.3**	**697.5**
Cash Flow from Investing Activities		
Acquisition of subsidiary shares, net of cash	-89.9	-828.9
Investment in shares in other companies	-2.8	-0.2
Capital expenditure	-100.1	-101.5
Proceeds from disposal of subsidiary shares, net of cash	1.1	7.4
Proceeds from disposal of shares in associated companies	-	0.8
Proceeds from disposal of shares in other companies	87.8	204.7
Proceeds from sale of fixed assets	3.2	6.6
Proceeds from (payment of) long-term receivables, net	-5.1	160.9
Net Cash Used in Investing Activities	**-105.8**	**-550.2**
Cash Flow from Financing Activities		
Proceeds from (payment of) long-term liabilities, net	1 306.0	-270.7
Proceeds from (payment of) *short-term borrowings, net*	246.4	173.8
Dividends paid	-365.3	-365.8
Share repurchases	-344.8	0.1
Proceeds from issue of share capital	0	11.0
Net Cash Used in Financing Activities	**842.3**	**-451.6**
Net Increase (Decrease) in Cash and Cash Equivalents	**673.2**	**-304.3**
Translation adjustment	1.0	1.0
Cash from merged companies	6.2	0.6
Cash and cash equivalents at start of year	832.9	1 513.3
Cash and Cash Equivalents at Year End	**1 513.3**	**1 210.6**

Parent Company Balance Sheet

Assets

EUR million	As at 31 December 2005	As at 31 December 2006
Fixed Assets and Other Long-term Investments		
Intangible assets	113.8	95.6
Tangible assets	1 848.3	1 718.2
Shares in Group companies	12 560.6	13 383.7
Shares in associated companies	52.8	52.1
Shares in other companies	210.1	176.0
Long-term loan receivables	597.1	445.6
	15 382.7	15 871.2
Current Assets		
Inventories	442.0	409.1
Short-term receivables	488.2	631.0
Interest-bearing receivables	1 866.7	1 390.7
Cash and cash equivalents	117.6	344.7
	2 914.5	2 775.5
Total Assets	18 297.2	18 646.7

Shareholders' Equity and Liabilities

EUR million	As at 31 December 2005	As at 31 December 2006
Shareholders' Equity		
Share capital	1 382.1	1 342.2
Share premium fund	4 182.1	3 972.9
Reserve fund	353.9	353.9
Retained earnings	4 115.7	3 770.3
Net profit for the period	-239.7	764.0
	9 794.1	10 203.3
Appropriations: Depreciation reserve	961.6	920.7
Provisions	19.0	13.2
Long-term Liabilities	3 847.6	3 515.9
Current Liabilities		
Current portion of long-term debt	368.6	531.8
Short-term borrowings	2 998.5	3 072.8
Other current liabilities	307.8	389.0
	3 674.9	3 993.6
Total Shareholders' Equity and Liabilities	18 297.2	18 646.7

Proposal for the Distribution of Dividend

The Parent Company distributable shareholders' equity at 31 December 2006 amounted to EUR 4 534 313 867.31, including the profit for the period of EUR 764 011 146.21. The Board of Directors therefore proposes to the Annual General Meeting of the Company that the distributable funds be used as follows:

Dividend of EUR 0.45 per share to be distributed on 789 538 499 shares	EUR 355 292 324.55
Remaining in distributable shareholders' equity	EUR 4 179 021 542.76
Distributable Shareholders' Equity at 31 December 2006, Total	EUR 4 534 313 867.31

There have been no material changes in the Parent Company's financial position since 31 December 2006. The liquidity of the Parent Company remains good and the proposed dividend does not cause detriment to the current situation.

Helsinki, 6 February 2007

Claes Dahlbäck
Chairman

Ilkka Niemi
Vice Chairman

Gunnar Brock

Lee A. Chaden

Dominique Hériard Dubreuil

Birgitta Kantola

Jan Sjöqvist

Matti Vuoria

Marcus Wallenberg

Jukka Härmälä
(CEO)

Auditors' Report

To the shareholders of Stora Enso Oyj

We have audited the accounting records, the report of the Board of Directors, the financial statements and the administration of Stora Enso Oyj for the period 1.1. – 31.12.2006. The Board of Directors and the Managing Director have prepared the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, as well as the report of the Board of Directors and the parent company's financial statements, prepared in accordance with prevailing regulations in Finland, containing the parent company's balance sheet, income statement, cash flow statement and notes to the financial statements. Based on our audit, we express an opinion on the consolidated financial statements, as well as on the report of the Board of Directors, the parent company's financial statements and the administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the report of the Board of Directors and the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the report of the Board of Directors and in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration is to examine whether the members of the Board of Directors and the Managing Director of the parent company have complied with the rules of the Companies' Act.

Consolidated financial statements

In our opinion the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, give a true and fair view, as defined in those standards and in the Finnish Accounting Act, of the consolidated results of operations as well as of the financial position.

Parent company's financial statements, report of the Board of Directors and administration

In our opinion the parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The parent company's financial statements give a true and fair view of the parent company's result of operations and of the financial position.

In our opinion the report of the Board of Directors has been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The report of the Board of Directors is consistent with the consolidated financial statements and the parent company's financial statements and gives a true and fair view, as defined in the Finnish Accounting Act, of the result of operations and of the financial position.

The consolidated financial statements and the parent company's financial statements can be adopted and the members of the Board of Directors and the Managing Director of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the disposal of distributable funds is in compliance with the Companies' Act.

Helsinki, 6 March 2007

PricewaterhouseCoopers Oy
Authorized Public Accountants

Eero Suomela
Authorized Public Accountant

Capacities by Mill in 2007

Publication Paper

Mill	Location	Grade	Capacity 1 000 t
Anjala	FIN	Impr. news, book	520
Arapoti	BRA	LWC	200
Biron	USA	LWC	355
Corbehem	FRA	LWC	305
Duluth	USA	SC	235
Hylte	SWE	News	835
Kabel	DEU	LWC, MWC, HWC	615
Kotka	FIN	MFC	170
Kvarnsveden	SWE	SC, news, impr. news	950
Langerbrugge	BEL	SC, news, impr. news, directory	550
Maxau	DEU	SC, news	705
Niagara	USA	LWC	230
Port Hawkesbury	CAN	SC, news	570
Reisholz[1]	DEU	SC	215
Sachsen	DEU	News, directory	340
Summa	FIN	MF, news, impr. news	415
Varkaus	FIN	Directory, impr. news, news	285
Veitsiluoto	FIN	LWC, MWC	440
Whiting	USA	LWC	220
Total			**8 155**

[1] Reisholz Mill planned closure during 2007

Fine Paper

Mill	Location	Grade	Capacity 1 000 t
Berghuizer[2]	NLD	WFU	245
Imatra	FIN	WFU	215
Kimberly	USA	WFC	500
Nymölla	SWE	WFU	485
Oulu	FIN	WFC	1 045
Suzhou	CHN	WFC	220
Uetersen	DEU	WFC	210
Wisconsin Rapids	USA	WFC	470
Varkaus	FIN	WFU	235
Veitsiluoto	FIN	WFU	555
Total			**4 180**

[2] Berghuizer Mill planned closure during 2007

Packaging Boards

Mill	Location	Grade	Capacity 1 000 t
Consumer Boards			
Baienfurt	DEU	FBB	210
Barcelona	ESP	WLC	170
Fors	SWE	FBB	390
Imatra	FIN	SBS, FBB, LPB	920
Ingerois	FIN	FBB	210
Skoghall	SWE	LPB, FBB, WTL	740
Total			**2 640**
Industrial Packaging			
Industrial Papers			
Heinola	FIN	SC fluting	285
Imatra	FIN	Laminating papers	25
Kotka	FIN	Laminating papers	160
Ostroleka	POL	Testliner, RCP fluting, sack paper, wrapping paper	255
Total			**725**
Coreboard			
Pori	FIN	Coreboard	130
Soustre	FRA	Coreboard	90
Varkaus	FIN	Coreboard	100
Wisconsin Rapids	USA	Coreboard	35
Total			**355**
Total Industrial Packaging			**1 080**
Specialty Papers			
Imatra	FIN	Coated specialities	80
Kimberly	USA	Coated specialities	120
Stevens Point	USA	Coated specialities	130
Uetersen	DEU	Coated specialities	65
Total			**395**
TOTAL PACKAGING PAPER & BOARD			**4 115**

Further Processing

Consumer Boards			
Plastic coating plants			**1 000 t**
Forshaga	SWE	Plastic coating	135
Imatra	FIN	Plastic coating	280
Karhula	FIN	Plastic coating	55
Total			**470**

Abbreviations used in the tables:

- LWC light-weight coated paper
- SC super-calendered paper
- MWC medium-weight coated paper
- HWC heavy-weight coated paper
- MFC machine-finished coated paper
- MF machine-finished paper
- WFU wood free uncoated
- WFC wood free coated
- FBB folding boxboard
- WLC white lined chipboard
- SBS solid bleached sulphate board
- LPB liquid packaging board
- WPB wood pulp board
- WTL white top liner
- CKB coated kraft back
- RCP recovered paper
- DIP deinked pulp
- CTMP chemi-thermo-mechanical pulp

Industrial Packaging

Corrugated Packaging			million m²
Arzamas	RUS	Corrugated packaging	110
Balabanovo	RUS	Corrugated packaging	150
Heinola	FIN	Corrugated packaging	130
Jönköping	SWE	Corrugated packaging	90
Kaunas	LTU	Corrugated packaging	20
Lahti	FIN	Corrugated packaging	80
Lodz	POL	Corrugated packaging	120
Mosina	POL	Corrugated packaging	30
Ostroleka	POL	Corrugated packaging	120
Páty	HUN	Corrugated packaging	30
Riga	LTA	Corrugated packaging	110
Ruovesi	FIN	Corrugated packaging	20
Skene	SWE	Corrugated packaging	90
Tallinn	EST	Corrugated packaging	20
Tartu	EST	Corrugated packaging	5
Tiukka	FIN	Corrugated packaging	20
Tychy	POL	Corrugated packaging	120
Vikingstad	SWE	Corrugated packaging	50
Total			**1 315**

Cores			1 000 t
China	CHN	Cores	45
Corenso Edam	NLD	Cores	10
Corenso Elfes	DEU	Cores	35
Corenso Svenska	SWE	Cores	35
Corenso Tolosana	ESP	Cores	15
Corenso UK	GBR	Cores	40
Imatra	FIN	Cores	7
Loviisa	FIN	Cores	22
Pori	FIN	Cores	13
Wisconsin Rapids	USA	Cores	25
Total			**247**

Chemical Pulp

Mill	Location	Grade	Capacity 1 000 t
Enocell	FIN	Short and long-fibre	650
Kemijärvi	FIN	*Long-fibre*	250
Norrsundet	SWE	Long-fibre	300
Skutskär	SWE	Short, long-fibre and fluff pulp	570
Kaukopää	FIN	Short and long-fibre	860
Tainionkoski	FIN	Short and long-fibre	170
Kotka	FIN	Long-fibre	175
Nymölla	SWE	Short and long-fibre	335
Ostroleka	POL	Long-fibre	105
Oulu	FIN	Short and long-fibre	370
Skoghall	SWE	Long-fibre	305
Varkaus	FIN	Short and long-fibre	225
Veitsiluoto	FIN	Short and long-fibre	385
Wisconsin Rapids	USA	Short and long-fibre	400
			5 100

Associated companies

Mill	Location	Grade	Capacity 1 000 t
Sunila (50%)	FIN	Long-fibre	185
Veracel (50%)	BRA	Short-fibre (euca)	500
			685

Total Chemical Pulp	**5 785**
of which market pulp*	1 100

* Market pulp defined as dried pulp shipped out from the mill to external customers

Deinked Pulp (DIP)

Mill	Location	Grade	Capacity 1 000 t
Duluth	USA	DIP	100
Sachsen	DEU	DIP	430
Hylte	SWE	DIP	380
Langerbrugge	BEL	DIP	650
Maxau	DEU	DIP	295
Total			**1 855**

CTMP

Mill	Location	Grade	Capacity 1 000 t
Fors	SWE	CTMP	160
Kaukopää	FIN	CTMP	125
Skoghall	SWE	CTMP	250
Total			**535**

Wood Products

Mill	Location	Sawing Capacity 1 000 m³	Further Processing Capacity 1 000 m³
Ala	SWE	380	30
Alytus	LIT	180	90
Amsterdam	NLD	-	110
Bad St Leonhard	AUT	370	240
Brand	AUT	420	275
Gruvön	SWE	420	150
Honkalahti	FIN	350	90
Imavere	EST	400	155
Impilahti	RUS	120	-
Kitee	FIN	390	120
Kopparfors	SWE	300	150
Kotka	FIN	300	60
Launkalne	LAT	215	-
Näpi	EST	100	80
Nebolchi	RUS	120	-
Paikuse	EST	220	80
Pfarrkirchen	DEU	-	150
Plana	CZE	350	255
Sauga	EST	80	50
Sollenau	AUT	300	280
Tolkkinen	FIN	270	-
Uimaharju	FIN	300	-
Varkaus	FIN	345	100
Veitsiluoto	FIN	200	-
Viljandi	EST	-	20
Ybbs	AUT	700	440
Zdirec	CZE	590	260
Wood Products		**7 420**	**3 185**

The formula: (Sum of net saleable production of two best consecutive months / Available time of these two consecutive months) x Available time of the year

Calculation of Key Figures

Return on capital employed, ROCE (%)	100 x	Operating profit / Capital employed [1) 2)]
Return on operating capital, ROOC (%)	100 x	Operating profit / Operating capital [1) 2)]
Return on equity, ROE (%)	100 x	Profit before tax and minority items – taxes / Equity + minority interests [2)]
Equity ratio (%)	100 x	Equity + minority interests / Total assets
Interest-bearing net liabilities		Interest-bearing liabilities – interest-bearing assets
Debt/Equity ratio		Interest-bearing net liabilities / Equity
Earnings per share		Profit for the period / Average number of shares
Cash earnings per share		Profit for the period + depreciation / Average number of shares
Equity per share		Equity / Number of shares at the close of the period
Dividend per share		Dividend for the period / Number of shares
Dividend yield	100 x	Dividend per share / Share price at the close of the period
Payout ratio (%)	100 x	Dividend per share / Earnings per share

1) Capital employed = Operating capital – Net tax liabilities

2) Average for the financial period

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Stora Enso Oyj
P.O. Box 309
FI-00101 Helsinki, Finland
Visiting address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Visiting address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 1046 46000
Fax +46 8 10 60 20

Stora Enso International Office
9 South Street
London W1K 2XA, UK
Tel. +44 20 7016 3100
Fax +44 20 7016 3200

www.storaenso.com
corporate.communications@storaenso.com



SEO
LISTED
NYSE

Graphic design: Incognito
Photo: Stora Enso image archive
Printing: Hansaprint
Cover stock: Ensocoat 230 g/m², Stora Enso, Imatra Mills
(ISO 14001 -certified and EMAS-registered FIN-000009)
Text stock: SpectraPress 48.8 g/m², Stora Enso, Varkaus Mill
(ISO 14001-certified and EMAS-registered FIN-000015)

06

Sustainability

Stora Enso's Annual Report 2006 comprises three separate booklets



- Letter to shareholders
- Strategy and actions in 2006
- Divisional presentations
- Board of Directors and management



- Financial statements and notes
- Report on operations
- Risk management
- Capital markets



- Sustainability governance, stakeholder engagement, targets and performance
- Sustainability in the value chain
  - raw materials and suppliers
  - the Group
  - markets

Printed copies of the report may be ordered through our website at www.storaenso.com/order or by contacting any of the corporate offices (see back cover).

CONTACTS

Kari Vainio
Executive Vice President, Corporate Communications
Tel. +44 20 7016 3140
Fax +44 20 7016 3208
Stora Enso International Office,
9 South Street, London W1K 2XA, UK
kari.vainio@storaenso.com

James D. Weinbauer
Senior Vice President, Stora Enso Environment
Tel. +1 715 422 3693
Fax +1 715 422 3625
Stora Enso, P.O. Box 8050
Wisconsin Rapids
WI 54495-8050, USA
or
Tel. +46 1046 46000
Fax +46 8 10 60 20
Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
jim.weinbauer@storaenso.com

Eija Pitkänen
Vice President, Sustainability Communications and CSR
Tel. +358 2046 21348
Fax +358 2046 21267
Stora Enso Oyj, P.O. Box 309
FI-00101 Helsinki, Finland
eija.pitkanen@storaenso.com

www.storaenso.com/contacts

Scope and profile
of this report

In this report Stora Enso follows the new guidelines from the Global Reporting Initiative (GRI) as far as they are applicable. The GRI content index, presented on pp. 48–50, contains information on how Stora Enso has reported the various information and indicators specified in the GRI guidelines, also stating where in the annual report this information can be found.

Stora Enso supports the ten principles of the UN Global Compact. For information about how Stora Enso has addressed these principles in 2006, see pp. 48–50.

Scope

The scope of consolidated data on sustainability generally follows the principles of financial reporting. This means that the consolidated performance data includes the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50% of the voting rights. Associated companies are not included in the consolidated performance data. These companies represent undertakings in which the Group has significant influence, but which it does not control (see notes in the Financials 2006 report).

The following limitations relate to the principles described above:

- Consolidated environmental performance data covers all production units unless otherwise specified. Sales offices, merchants and staff functions are excluded.
- Data on social responsibility covers 42 223 of the total average 45 631 employees. Staff functions are excluded.
- Consolidated Occupational Health and Safety (OHS) performance data covers 42 077 employees of the total 43 887 employees. Some smaller staff functions and sales offices are not yet included in the Group's OHS statistics.
- Human Resources (HR) data derived from financial accounting (average number of employees and employee distribution by country) covers all employees on the payroll during the year. HR data derived from separately collected HR statistics covers permanent employees as at 31 December 2006.

Due to the fact that the joint venture at Veracel in Brazil, of which Stora Enso owns 50%, has attracted attention among stakeholders, Stora Enso also reports here on the most significant stakeholder issues with relation to Veracel Pulp Mill and its associated plantations. However, Veracel is not consolidated into the Group's performance data.

Profile

Environmental and social performance data is reported according to the Group's internal guidelines. The guidelines for environmental liabilities, capital expenditure and operating expenses are based on International Financial Reporting Standards (IFRS) and EU recommendations on the recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies. Emission factors used for calculating and reporting greenhouse gas emissions are consistent with the World Resource Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

Stora Enso's sustainability reporting also addresses the main sustainability concerns raised by the Group's stakeholders (see pp. 8–9).

Internal and external assurance

The environmental and HR performance data is checked internally before data consolidation. All performance data and related texts in this sustainability report have been subjected to an external assurance process by an independent third party (see p. 52).

Readers requesting more background material about Stora Enso's sustainability management or previous years' reports can visit www.storaenso.com/sustainability

Several Stora Enso units produce unit-specific sustainability reports. These publications can be found at www.storaenso.com/EMAS

For more information on Veracel's sustainability performance, please see their separate sustainability report at www.veracel.com.br

Stora Enso in brief

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso's sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso's shares are listed in Helsinki, Stockholm, and New York.

INTRODUCTION

Stora Enso's Sustainability 2006 report continues to describe the Group's challenges and opportunities along the value chain: raw materials and their suppliers; the Group's economic, environmental and social performance; the markets for Stora Enso's products; and other issues of importance for customers. Stora Enso utilises detailed stakeholder reviews to ensure that the Group's sustainability strategy and resources are suitably directed.

A new Sustainability Policy was created during 2006 to better reflect the Group's current sustainability challenges.

Stora Enso has continued to focus on creating stronger financial performance through two programmes, Profit 2007 and Asset Performance Review, which have resulted in considerable workforce reductions, mostly in Europe. The Group-wide guidelines for responsible reductions in workforce were successfully implemented in Hammarby Mill in Sweden and in Varkaus Mill in Finland, providing good examples of ways to find innovative solutions in such difficult situations.

In 2006, Stora Enso provided increased resources for sustainability work in plantation projects in Brazil and Uruguay.

RAW MATERIALS AND SUPPLIERS



THE GROUP



At Stora Enso, the concept of economic responsibility incorporates both financial and socio-economic performance. In 2006, Stora Enso's focus was on creating stronger financial performance through the Profit 2007 and Asset Performance Review programmes.

Stora Enso supports global and local community projects and seeks strategic partnerships from which both parties can benefit. The Group particularly values partnerships with such organisations as UNICEF and the United Nations Development Programme (UNDP).

Most of Stora Enso's environmental performance indicators continued to develop favourably per unit of production.

In 2006, Stora Enso set a new Group-level target to reduce process water discharges by 10% per tonne of pulp, paper and board production from 2005 to the end of 2010. This represents a reduction of 2.7 m^3/tonne from the baseline by the end of 2010, and would mean saving about 50 million m^3 of water annually, depending on production volume.

Focus areas for 2006 included broadening the coverage of social management systems, increasing gender diversity, and improving occupational health and safety performance. The Women in Stora Enso (WISE) network was expanded, and progress has been made on the related action plan and the identification of best practices. Safety improvement actions bore fruit in 2006, but the need to improve safety performance still represents a considerable challenge. The number of fatal accidents has diminished and average accident rates were slightly lower than in 2005.

MARKETS



According to interviews conducted with key customers in 2006, customers generally appreciate Stora Enso's sustainability performance. Many see Stora Enso as a sustainability leader in the forest industry. Customers also recognise the importance of sustainability in both the raw material supply and production.

Stora Enso and key customers have continued to run the Tikhvin-Chlana joint project in Russia, leading to further improvements in the social and environmental aspects of wood procurement. Results and best practices will be shared with other Russian wood suppliers.

APPENDIXES

Dow Jones Sustainability Indexes
Member 2006/07

New

sustainability policy

– a foundation for long-term success



Since the formation of Stora Enso, there have been major changes in the global business environment. Stora Enso's approach to sustainability and the standards and tools used around the world have also changed. For these reasons, we decided the time was right to revise our Environmental and Social Responsibility Policy.

I am happy to report that Stora Enso's new Sustainability Policy has been approved, after careful consideration. The new policy now highlights economic responsibility in addition to previously prioritised environmental and social aspects of sustainability. We remain committed to transparency in our communications and stakeholder dialogues. Resource efficiency, the origin of wood, human and labour rights and employee well-being have all been integrated into the new policy, which accurately reflects our current sustainability challenges.

In the past we have dealt with the economic, environmental and social elements of sustainability separately in our business planning. But we are now working to integrate these distinct elements of sustainability more comprehensively into our business planning and strategy. Sustainability risks are also now given a higher priority in our business risk management. We are increasingly utilising stakeholder reviews to ensure that our sustainability strategy and resources are suitably directed.

Part of the solution to climate change

Climate change is a major global issue that affects all of us. It is widely agreed that greenhouse gas emissions have to be significantly reduced. The forest products industry contributes towards global efforts to mitigate climate change by *improving energy and operational efficiency*. It is important to remember that 64% of the fuels used by Stora Enso are carbon-neutral biofuels. Our products also store carbon throughout their active service life, they are recyclable, and they provide a less carbon-intensive alternative to many competing products.

Our Sustainability Committee has decided to measure our carbon footprint, and evaluate the feasibility of greenhouse gas emission reduction targets. Our aim is to complete this work during 2007.

Good performance – better profitability
Good sustainability performance leads to better profitability and reduces risks for stakeholders. I am proud to report that we have made good progress towards our environmental and social targets this year.

We are committed to using raw materials, energy and other resources efficiently. We especially value water as an essential natural resource, and now have a target to reduce our process water discharge by 10% by the end of 2010. By doing this we will save about 50 million cubic metres of water annually. Reducing water use also leads to savings in water treatment and energy use.

Stora Enso's operations use management systems for environmental issues, quality and safety. Many mills have already successfully integrated these management systems to further improve efficiency and performance, and more mills are now following in their footsteps.

I am pleased to say that Stora Enso Wood Supply has published its first common verified environmental statement, covering all of our European business units. This is expected to contribute to the development of the European EMAS regulation, by enabling multinational statements to be registered with EMAS in the future.

From our wood raw material, meaning roundwood, chips, sawdust and external pulp, 55% came from sources with certified forest management schemes, and all the wood was covered by Stora Enso's own traceability systems. Notable progress on forest management certification was achieved in Russia, where five of Stora Enso's subsidiary logging companies achieved FSC forest management and chain-of-custody certification during 2006.

Health and safety efforts bear fruit
All Stora Enso's employees are entitled to safe and healthy workplaces. In 2006, our safety improvement actions started to pay back and the average lost-time accident rate continued to decrease. There is a special focus on improving occupational health and safety performance in emerging markets.

Work-related fatal accidents are unacceptable, and in 2006 there was a special focus on safety in units where fatal accidents had occurred during the previous year. The number of fatal accidents has decreased, but we deeply regret that there were still three fatal accidents in 2006.

Profit improvement actions
Financial success is a key element of sustainability. In 2006, Stora Enso continued to focus on creating stronger financial performance through various programmes and actions. Related measures included the closure of four units and the divestment of five, mostly in Europe. These actions resulted in total workforce reductions of 1 930 people.

Our Group-wide guidelines for responsible reductions in workforce have been successfully implemented. Hammarby Mill in Sweden and Varkaus Mill in Finland have both applied exemplary best practices for responsible reductions in workforce by finding innovative solutions through open dialogues.

Unfortunately, the profit improvement actions also generated two major labour union disputes, one at Corbehem Mill in France and the other at Port Hawkesbury Mill in Canada.

Focus on emerging markets
In 2006, Stora Enso provided increased resources for sustainability work in plantation projects in Brazil and Uruguay. In both cases we have also started environmental and social impact assessment processes. These differ from traditional assessments in that they are each managed by an independent third party, and stakeholders can influence processes at every stage. This sets an example of best practice in terms of enabling local stakeholders to participate in our sustainability work. We feel that proactive stakeholder engagement is an important way to earn our licence to operate in these markets.

International collaboration
Our co-operation with WWF continued successfully. Members of our Executive Management Group held two think-tank meetings together with WWF representatives during 2006 in order to review progress on current projects and plan for new areas of co-operation. So far, Stora Enso and WWF have run 14 different projects together.

We are also continuing our global corporate partnership with UNICEF, aiming to promote basic education for children. In 2006, many units continued their voluntary fund-raising to complement our wider corporate efforts.

Our successful partnership with the United Nations Development Programme China (UNDP) continued with the launch of a five-year agreement to support rural livelihoods by creating community telecentres. Another project aims to promote biodiversity in South Guangxi.

Stora Enso has supported the UN Global Compact's ten principles on sustainability since 2001 and our recent progress is described in this report.

This year's stakeholder reviews indicate that our key strategic priorities and resource allocations are well aligned. We will continue to strive to improve our sustainability performance, particularly focusing on occupational health and safety, on responsible reductions in workforce, on climate change, and on the acceptability of our wood sources. The progress achieved during 2006 has created an improved platform to efficiently address current challenges and minimise business risks.

Elisabet Salander Björklund
Chairman of the Sustainability Committee
Senior Executive Vice President,
Stora Enso Forest Products

Sustainability

– from values to value added

At Stora Enso, sustainability is defined as the responsible management of economic, social and environmental issues. Stora Enso addresses sustainability throughout its whole value chain and aims to be accountable to its stakeholders.



Sustainability
Economic
Social
Environmental
Accountability: transparency, stakeholder dialogue

Economic responsibility comprises the financial and socio-economic performance of the Group. Environmental responsibility consists of issues related to the sourcing of wood from acceptable sources, and environmental management and performance related to production and transportation. Community involvement, transparent communication, ethical business practices, responsible reductions in workforce, and issues related to human and labour rights together form the basis of Stora Enso's social responsibility.

Stora Enso has shown a long-term commitment to sustainability by taking a consistent and target-oriented approach. The Group's Sustainability Policy is anchored to Stora Enso's Mission, Vision and Values, and forms the cornerstone of the Group's sustainability work. Sustainability also has a prominent role in Stora Enso's governance structure and business strategy. Policy and strategic decisions on sustainability are taken at the highest level.

An accelerating shift towards the emerging markets of South America, Russia and China, as part of the Group's overall strategy, has increased the importance of social and environmental responsibility in less-developed communities. The risks in such contexts are different from those in more mature markets, so extra efforts are needed to identify and manage them. On the other hand, the opportunities to achieve business benefits and differentiation through responsible actions are greater.

New policy

Stora Enso's Environmental and Social Responsibility Policy, approved in 1999, has formed the basis for the Group's sustainability work until now. Recent changes in the Group's business environment and the new approach to sustainability necessitated the development of a new policy to reflect Stora Enso's present ambition level.

Expansion to emerging markets with new sustainability challenges, increased investor interest and customer demands on sustainability are key examples of such changes in the business environment. The Group's overall approach to sustainability continues to evolve, and is now managed and reported as a single concept. It has also been integrated into the Group's governance framework and risk management.

The new Stora Enso Sustainability Policy addresses commitment to managing and developing business in a sustainable manner. The policy highlights the importance of continually improving sustainability performance, and measuring and transparently reporting performance. The policy states the importance of addressing sustainability throughout the value chain, and of ensuring that suppliers and partners comply with Stora Enso's sustainability policies and principles. Stora Enso expects all of its employees to observe these commitments and responsibilities in their daily work.

Read the new Sustainability Policy on the inside back cover of this report.

Read more about Stora Enso's strategy in the Company 2006 report on pp. 8–9.

Stora Enso's Mission, Vision and Values can be found in the Company 2006 report on p. 8 and at www.storaenso.com

All Stora Enso's policies and principles related to sustainability can be found at www.storaenso.com/sustainability or www.storaenso.com/codeofethics

Governing sustainability

The key aim of Stora Enso's sustainability governance is to provide a means to ensure that the changing nature of both stakeholder needs and the operational environment are included in decision-making processes.



As a member of the Executive Management Group and reporting to the CEO, the Senior Executive Vice President, Forest Products, has the overall responsibility for sustainability issues within Stora Enso. Strategy and policy issues are advanced to the CEO for final decisions.

Operational management is responsible for sustainability performance at each organisational level, in order to achieve compliance with the Group's commitments. The Corporate Environment, Forest Environment, and Social Responsibility support groups provide sustainability expertise and support to the Group's business operations and staff functions.

The Sustainability Committee

Stora Enso's Sustainability Committee is an operative committee chaired by the Senior Executive Vice President, Forest Products. Other members of the committee, representing divisions, business areas and relevant staff functions, are appointed by the CEO.

The Sustainability Committee is responsible for:

- formulating corporate policy and strategy on environmental and social responsibility issues;
- ensuring that these policies and strategies are well established and respected throughout the Group;
- co-ordinating and following up relations and communication with stakeholders such as governmental and non-governmental organisations;
- taking initiatives for the development of relevant management procedures;
- producing the annual sustainability report.

The Sustainability Committee has four support teams and two sub-teams, whose role is to address sustainability issues throughout Stora Enso's value chain, and to monitor, assess and publicise emerging issues in order to promote the implementation of the Group's sustainability policies and strategies.

The teams are:

- the Environment Co-ordination Team
  - the Climate Change Working Group
- the Customer Support Team
- the Corporate Social Responsibility Team
- the Forest Environment Team
  - the Forest Environment Plantations Team

The major items on the agenda for the Sustainability Committee during 2006 included a new sustainability policy, a new reduction target for process water discharge, a new corporate stakeholder engagement process, and a decision to define Stora Enso's carbon footprint and develop benchmark information.

Stora Enso's main tools for managing sustainability

- Corporate policies and principles
- Governance structure
- Group-level sustainability targets
- Management systems for
  - environment
  - occupational health and safety
  - quality
  - social responsibility
  - traceability systems for wood
  - forest certification
- Sustainability in strategic planning
  - due diligence
  - Environmental and Social Impact Assessment (ESIA)
- Sustainability in internal training programmes
- Supply chain management
- Customer support network
- Third-party assurance of Group-level sustainability report and verified unit-specific EMAS statements
- Stora Enso Business Excellence Guide

Read more about corporate governance in the Company 2006 report on pp. 34–39, or visit **www.storaenso.com/governance**

Focusing on stakeholder expectations

Stora Enso regularly interacts with various stakeholders in its everyday operations. Risks exist when there are inconsistencies between the Group's actions and the expectations of stakeholders. Stora Enso strives to be responsive to stakeholder views and needs, and to maintain trust in the company.

Stora Enso has defined its key stakeholders as follows:

- **Customers:** All current and potential companies and individuals that choose Stora Enso to provide goods or services to them.
- **Employees:** All employees of the Group and employees in operations controlled by the Group.
- **Investors:** All current and potential owners of the company's equity and debt.
- **Partners:** Suppliers, co-investors and those who join Stora Enso in mutually beneficial activities – including trade and business associations of which Stora Enso is a member.
- **Civil society:** Individual citizens in the neighbouring communities and public organisations engaged in civic and charitable work, as well as non-governmental organisations.
- **Governmental bodies and authorities:** Local and national governmental bodies, authorities, politicians and elected officials, as well as transnational bodies such as the UN.

Stora Enso aims to develop an engagement practice that is applicable to every Stora Enso unit. This practice will involve building and maintaining contacts with key stakeholders, developing effective stakeholder strategies, and effective conflict management. The model is currently being tested by Stora Enso Latin America in the new plantation projects in Brazil and Uruguay.

Reviewing stakeholder needs

In 2006, Stora Enso conducted three stakeholder reviews in order to identify present and future sustainability issues among key customers, non-governmental organisations and investors. The aim of these reviews is to ensure that stakeholders' needs are considered when decisions are made within Stora Enso.

Customers

The customer review consisted of interviews conducted with 15 key Stora Enso customers, and of a questionnaire sent to 20 sales offices. According to the condensed results, the most important sustainability issues influencing Stora Enso's customers' business are:

- sourcing of raw materials from legal and sustainable sources
- efficient use of resources
- mitigating climate change
- renewability and recyclability of raw materials and products
- good environmental performance
- social responsibility.

Non-governmental organisations (NGOs)

Stora Enso's NGO screening was based on reviews of public information available from 50 global NGOs important for Stora Enso. Conserving forests and biodiversity is the main sustainability priority for three-quarters of these NGOs. This includes issues related to the protection of old-growth forests and Brazil's Atlantic Rainforest. Over 60% of the NGOs focus on climate change and promoting sustainable energy sources.

Around 35% of the NGOs campaign on sustainable transportation systems and genetically modified organisms, while 20% focus on indigenous peoples' rights, land ownership issues and the social rights of landless people. Other important areas are toxic chemicals, pesticides, waste/recycling, plantations and illegal logging.

Investors

Investor screening consisted of 16 interviews conducted with members of the financial community. According to the results, sustainability issues in order of priority for the interviewed investors are:

- emerging markets: land ownership, community relations, social and economic development of communities, indigenous people
- human rights
- sustainable forestry and plantation management
- climate change: mitigation and related business opportunities
- life cycle thinking: bleaching, recycling rates and waste management.

Conclusions

The reviews confirmed that sustainable forestry and plantation management continue to be major issues for Stora Enso's key stakeholders. It is also clear that mitigating climate change, sustainable transportation and social responsibility in emerging markets will be among the major areas of concern for stakeholders in the future.

Stora Enso feels that it is well positioned in relation to these stakeholder needs, and is confident that the Group's current key strategic sustainability issues cover the main issues of stakeholder concerns. However, transportation is clearly an area where Stora Enso needs to improve its reporting.

Feedback on Sustainability 2005 report

In the Sustainability 2005 report, Stora Enso asked for feedback from its stakeholders. There were altogether 63 responses, covering all major stakeholder groups. Based on these answers, the report's structure was seen as clear, the content was understandable, and the most relevant issues were covered. In addition, Stora Enso's approach to sustainability was reported well from the stakeholders' point of view. However, the feedback clearly indicated that Stora Enso should focus more on reporting the effects of climate change, as well as sustainability issues related to products and customers.

External recognition from indexes

In 2006, Stora Enso was selected for inclusion on the pan-European DJSI STOXX index for the sixth year in a row.

Stora Enso's strengths compared to its industry peers were considered to be strong policies and comprehensive environmental management and monitoring systems, environmental performance and eco-efficiency and good sustainability reporting.

Areas to be improved are Code of Ethics enforcement and monitoring, human capital development, talent attraction and retention, the Group's approach to stakeholder engagement and systematic supply chain management.

Regarding issues where improvements were recommended in the corresponding DJSI Assessment in 2005, Stora Enso has clearly improved its OHS performance (see pp. 40–41). Concerning the Code of Ethics enforcement and human capital development, Stora Enso will continue its efforts to implement and manage these areas in a more efficient way.

Stora Enso has also been listed by FTSE4Good, which particularly focuses on human rights issues. In addition, Stora Enso has been included in the Ethibel Pioneer Sustainability Index and Ethical Index Euro and Global. Stora Enso was also included in the Global 100, a list of the 100 most sustainable companies in the world.

Membership in international associations

The World Business Council for Sustainable Development (WBCSD)
WBCSD is a coalition of international companies united by a shared commitment to sustainable development. Stora Enso has several representatives in different WBCSD working groups.

The Forests Dialogue (TFD)
TFD is a group of various stakeholders from different regions that are committed to the conservation and sustainable use of forests. Stora Enso actively participates in TFD and has a member on the steering committee.

Confederation of European Paper Industries (CEPI)
CEPI represents the interests of the European pulp and paper industry to the European institutions. Stora Enso has several representatives on CEPI's Board and employees participating in CEPI's working groups.

UN Global Compact Nordic Network
This network enhances and promotes the implementation of the UN Global Compact principles by sharing information among Nordic UN Global Compact companies.

ISO 26000 Working Group on Social Responsibility
Stora Enso is currently chairing the Finnish ISO working group and participating in the development of this new standard.

Global Roundtable on Climate Change (GROCC)
Stora Enso actively participates in the GROCC which brings together more than 150 stakeholders to discuss key scientific, technological and economic issues critical to shaping long-term policies on climate change.

Stakeholder	Examples of engagement methods
Customers	Stora Enso Account Management (SEAM) Customer satisfaction survey Customer support networks at sales offices Customer interviews and feedback
Employees	Employee satisfaction survey Value & attitude survey Internal customer satisfaction survey HRD programmes Internal communications channels and materials
Investors	Annual General Meeting Road shows and one-to-one meetings Quarterly telephone and web conferences Investor pages at www.storaenso.com Providing information in questionnaires Public reporting
Partners	Supplier satisfaction surveys Supplier evaluation and auditing Partnership projects Participation in industry organisations
Civil society	Image surveys Public hearings Open House days at production units Local information lines Issue-specific dialogues and co-operation with NGOs Public reporting
Governmental bodies and authorities	Co-operation with intergovernmental organisations (e.g. UNDP and UNICEF) Issue-specific dialogue with authorities Public reporting

Stora Enso's major stakeholder projects in 2006	
UNICEF	Stora Enso's global partnership continued (see p. 28).
Tikhvin-Chalna	Second phase of the project to improve the transparency of the social and ecological conditions of wood procurement from Russia (see p. 43).
WWF	Stora Enso and WWF continued to run a series of joint projects (see p. 29).
UNDP	Co-operation between UNDP and Stora Enso continued in China on the social dimension, particularly with local communities (see p. 29).
The Forests Dialogue	Stora Enso continued to be an active participant in The Forests Dialogue. Focal themes were environmental issues related to plantations, and the links between forestry and poverty reduction (see p. 17).

Major stakeholder disputes in 2006 involving Stora Enso	
Upper Lapland, Finland	The land use conflict continued. Stora Enso is no longer directly involved in the dispute as Stora Enso does not accept wood from the disputed areas unless an agreement has been reached between Metsähallitus and local reindeer herders' co-operative (see pp. 17–18).
Wood from Russia	Stora Enso was accused of using wood harvested from illegal sources. Stora Enso only accepts legal wood (see p. 18).

Re-evaluating strategy – increasing proactiveness

During 2006, Stora Enso initiated a strategy project aiming to improve the Group's ability to proactively identify and respond to strategic sustainability issues. Another important objective was to look for opportunities to further integrate sustainability aspects into the Group's overall business strategy.

At present Stora Enso's sustainability work focuses on the following strategic sustainability issues defined in 2003 by the Group:

- *Sustainability in emerging markets*
- Occupational health and safety
- Acceptability of wood sources
- Responsible reductions in workforce
- Environemental performance, including emissions and climate change

The strategy project aims to further define key sustainability issues important for Stora Enso's business strategy. In addition, related objectives and key success factors will be defined. In addition, the project will define an implementation plan for the selected objectives, as well as a model and the necessary tools for monitoring progress and planning future sustainability management.

During 2006, the focus of the project was to select those sustainability issues that would contribute to competitive advantage, management of business risks and maintenance of the Group's license to operate.



Stora Enso aims to save about 50 million cubic metres of water annually through planned improvements in processes.

Common targets

assure joint efforts

To ensure effective sustainability management at all levels of the organisation, Stora Enso has established Group sustainability targets and continues to report progress towards achieving them.

Stora Enso evaluates the significance of the present targets and the need for any additional targets on an annual basis, to achieve and maintain industry-leading performance.

In 2006, Stora Enso set a new Group-level target to reduce the amount of process water discharge by 10% per tonne of pulp, paper and board production from 2005 to the end of 2010. This represents a reduction of 2.7 m^3/tonne from the baseline by the end of 2010, and would mean saving about 50 million m^3 of water annually, depending on production volume.

	Targets from 2006 onwards	Progress during 2006
Common targets		
Policies and principles	Sustainability policies and principles reflect the current operational environment and stakeholder demands and are implemented throughout the Group.	New Sustainability Policy approved and communications plan in place.
Code of Ethics	Develop enforcement support and monitoring according to the implementation plan.	Implementation plan prepared
Sustainability in business strategy	Ability to proactively identify strategic sustainability issues	Initial identification of key sustainability issues, related objectives and key success factors completed. Gap analysis conducted with current sustainability policies and principles.
Supply chain management	Corporate suppliers and contractors in compliance with Stora Enso's sustainability standards	Audit scheme for sustainability standards developed
Environmental targets		
Acceptability of wood	Third-party certified traceability: 91% in 2006 and 2007	90% of the wood procured by the Group covered by third-party certified traceability systems.
Air emissions	Sulphur dioxide (SO_2): 15% reduction by the end of 2009 from 2004*	12% reduction
Water discharges	Chemical Oxygen Demand (COD): 10% reduction by the end of 2009 from 2004*	6% reduction
Waste	Waste to landfill: 10% reduction by the end of 2009 from 2004*	23% reduction
Water use	Process water discharge: 10% reduction by end of 2010 from 2005*	3% reduction
Energy	Increased trend in the power-to-heat ratio of internal energy production. Energy efficiency reviews conducted at each pulp, paper and board mill at least once in a two-year cycle.	18% in 2006 compared to 17% in 2005 During 2005–2006, 41 reviews conducted compared to 51 reviews during 2004–2005
Social targets		
Social management systems**	100% of the Group's employees covered by social management systems by the end of 2007. Review and develop Group-wide social indicators.	48.5% of the Group's employees now covered
Diversity	Train female candidates for management vacancies as part of the 2007 Management Audit Process. Continue with the WISE Network meetings and establish a pilot mentor programme for WISE Network members.	WISE network activities revitalised
Occupational health and safety (OHS) and employee well-being	All production units 100% covered by certified OHS management systems Lost-time accident rate in each unit in the upper quartile within the national forest industry Absenteeism rate in each unit lower than the national forest industry average	13 new certificates achieved yielding a total coverage of 48% of the production units at the end of the year Average lost-time accident rate reduced by 0.7% from 2005 Average absenteeism the same as in 2005

*Targets are normalised for production of saleable pulp, paper and board products (expressed as emissions per tonne of product). Baseline corrections will be applied as changes in the production structure and product portfolio occur. Only production units owned by the Group for the entire year 2006 are included in the scope of the targets.

**Stora Enso's internal systems to help units to identify an manage the most significant social aspects of their operations.

Ensuring continuous improvement

Stora Enso's policies and principles are translated into practice through management systems that help units to recognise the most significant aspects of their operations. These systems are used to set targets, and to follow-up on performance related to environmental issues, forestry, OHS, social responsibility, product safety and hygiene.

Since 2003, all of Stora Enso's pulp, paper and board production has been covered by ISO 14001 and/or EMAS. Currently third-party-verified environmental management systems cover 99% of production. The recently acquired Arapoti Mill in Brazil will start working towards ISO 14001 certification in 2007.

Around 92% of sawmilling and further processing capacity is covered by ISO 14001 and/or EMAS. In 2006, much progress was made in implementing environmental management systems in Stora Enso Timber's Central European Production Unit. Stora Enso's wood supply units have ISO 14001 and/or EMAS certification in the Baltic countries, Canada, Finland, Sweden and the USA.

Knowing the origin of wood

Stora Enso uses different tools to help ensure that only wood (roundwood, chips, sawdust and external pulp) from acceptable sources is used by the Group. Examples of tools used are Stora Enso's own traceability systems, forest management certification and chain-of-custody certification.

Traceability systems are Stora Enso's internal systems and document the origin of wood from the forest until the first Stora Enso reception point. They cover all wood used, roundwood, chips, sawdust and external pulp, sourced from both certified and uncertified sources.

Forest management certification means that the management of a forest area has been audited by an independent certifier to meet a defined set of performance standards in line with the principles for sustainable forest management.

Chain-of-custody certification is linked to forest management certification, and is a certified system to track wood coming from certified forests. If chain-of-custody certification is implemented throughout the supply chain, and enough wood comes from certified forests, many systems offer a possibility for product labelling.

In 2006, all wood was covered by traceability systems and 90% of the



Stora Enso´s wood traceability system and chain-of-custody



Stora Enso´s traceability systems
Chain-of-custody for certified forests
Certified and uncertified forests
First reception point
Chain-of-custody
Mill
Chain-of-custody
Customer
Chain-of-custody
Customer´s end product

Stora Enso's traceability systems cover all wood used by the Group, whereas chain-of-custody only cover wood from certified forests. Stora Enso's traceability systems end when wood enters the first Stora Enso reception point, whereas chain-of-custody can be implemented throughout the supply chain to the product level.

wood was covered by third-party certification through chain-of-custody, controlled wood, EMAS and/or ISO 14001. In 2006, 55% of the wood came from forest management certified sources (with and/or without chain-of-custody certification).

Sustainable forest management

Stora Enso manages and leases forests in Canada and Russia, and plantations in China. The forestlands managed by Port Hawkesbury Woodlands Unit are double-certified, and the forests leased by five Wood Supply Russia's subsidiaries achieved FSC forest management and chain-of-custody certification during 2006. The Group has started to obtain certification for all recently purchased or leased land areas and plantations. Stora Enso promotes forest certification wherever the Group operates.

Progress in managing occupational health and safety (OHS)

Since 2004, all production units have been working towards a Group-wide target to establish certified OHS management systems by the end of 2007, according to either the ISO standard OHSAS 18001, or acceptable national OHS standards. To date, a total of 31 OHS management system certificates cover 35.9% of the total average of 45 631 employees.

Social management systems

According to Stora Enso's objective set in 2003, each unit should develop its own social management system, based on Stora Enso's social responsibility principles, by identifying the significant social impacts of its operations, and developing related action plans and key performance indicators.

So far, 48.5% of the Group's employees are covered by social management systems. During 2006, 11 more units started implementing new social management systems.

Ensuring product safety

All of Stora Enso's mills producing food packaging materials for direct food contact have set up or are in the process of establishing certified hygiene management systems based on Hazard Analysis and Critical Control Points (HACCP) and Good Manufacturing Practice (GMP).

The sustainability data table on pp. 44–47 indicates which Stora Enso units are certified under ISO 14001, EMAS and/or OHSAS 18001. All the relevant certificates can be downloaded at www.storaenso.com/certificates

Forests, plantations and lands owned by Stora Enso

Unit	Hectares	Forest certification management system
Veracel plantations and lands, Bahia, Brazil*)	205 000, of which 77 000 planted	CERFLOR, preparations started for FSC
Ararpoti plantations and lands, Paraná, Brazil	50 000, of wich 28 000 planted	CERFLOR
Plantations and lands, Rio Grande do Sul, Brazil	46 000, of which 5 000 planted	
Plantations and lands, Uruguay	30 000, of which 4 600 planted	
Port Hawkesbury Woodlands Unit, Canada	23 900	CSA, SFI, preparations started for FSC
Wood Supply U.S.	2 200	SFI, FSC
Wood Supply Baltic, Latvia	900	
Wood Supply Baltic, Estonia	700	
Wood Supply Baltic, Lithuania	600	FSC
Trial plantations, Thailand	1 200	

*) *50% ownership*

Forests and plantations leased and managed by Stora Enso

Unit	Hectares	Forest certification management system
Port Hawkesbury Woodlands Unit, Canada	607 300	CSA, SFI, preparations started for FSC
Olonetsles, Russia	222 500	Preparations started for FSC
Ladenso, Russia	154 000	FSC
Russkiy Les, Russia	152 000	FSC
KLPP, Russia	52 800	FSC
Terminal, Russia	42 800	FSC
STF Stug, Russia	22 500	FSC
STF Gudov, Russia	22 300	FSC
Plantations and lands, Guangxi, China	90 000, of which 44 000 planted	



Sustainability along the supply chain

Stora Enso's material flows are diverse, and the responsibility for purchases is shared between different units, so managing sustainability throughout the supply chain in a consistent manner is a considerable challenge. In order to manage environmental and social issues in Stora Enso's procurement operations, the Group has developed a broad set of tools to ensure a uniform approach towards all suppliers and contractors.

Wood is by far the most important raw material for Stora Enso. Wood Supply units are responsible for wood purchases and transportations. Pulp Marketing and Procurement under Corporate Technology has responsibility for pulp procurement issues, while Stora Enso Energy Services takes care of energy procurement at the Group level. Stora Enso Purchasing is responsible for corporate purchasing of pigments, fillers, chemicals and paper machine clothing. Stora Enso Transport and Distribution is responsible at the Group level for transporting products from the mills to the customers. The mills have a shared responsibility for their own chemical purchases, other purchases, local energy contracts, and their own transportation solutions.

Monitoring suppliers

Stora Enso's corporate sustainability standards set the minimum level of sustainability performance and management expected from suppliers and contractors. Suppliers are generally evaluated on their sustainability management and performance every second year to ensure that sustainability performance is up to standard along the supply chain, and to help suppliers to improve the sustainability of their operations.

Stora Enso Purchasing and Stora Enso Transport and Distribution have included the corporate sustainability standards in all new and renewed purchasing contracts. Wood Supply's minimum requirements are already expressed in the Principles for Sustainable Wood and Fibre Procurement and Land Management. The management of sustainability along the supply chain is also included in the mills' environmental management systems.

The main areas in Stora Enso's corporate sustainability standards for suppliers and contractors include:

- environmental standards related to legislation, organisational responsibilities, training and instructions;
- social standards in the contexts of business practices, occupational health and safety, and workers' rights;
- general standards concerning suppliers' own supply chain management, the provision of information, and co-operation on sustainability audits.

Stora Enso has various tools for following suppliers' performance, like supplier audits, traceability systems, forest certification schemes, and environmental and social management systems.

The main tool to monitor suppliers' compliance is a database called COMPASS. Information from supplier questionnaires, direct follow-ups and audit reports are recorded together with details of the monitoring status of the supplier in a special data system.

During 2006, 177 suppliers were evaluated through the COMPASS system and 68% of them were found to meet the required standards.

Non-compliance and corrective actions

If evidence of a supplier's non-compliance with Stora Enso's standards is detected, the supplier is asked to develop a corrective action plan to improve their activities, with the assistance of Stora Enso if necessary. If a supplier refuses to draw up such a plan, or shows no improvement regardless of several notifications during a follow-up period, appropriate action will be taken to select another supplier.

Guidelines on ethical purchasing operations

Stora Enso has function-specific policies and guidelines in place to ensure an ethical approach and acceptable behaviour between Stora Enso's employees and its business partners:

- "Code of Ethics" for all Stora Enso's employees
- "Social Responsibility Principles" for all Stora Enso's employees
- "Moral and Ethics Guidelines" for corporate-level purchasing personnel
- "How to Do Business with Stora Enso" guidelines for Stora Enso's business partners
- "Principles for Sustainable Wood and Fibre Procurement and Land Management" for wood and pulp procurement operations.

All employees involved in purchasing operations are expected to follow these guidelines.

Composition of raw material and service costs*



- Wood ... 30%
- Chemicals and fillers ... 13%
- Energy ... 13%
- Production services and materials ... 18%
- Logistics and commissions ... 19%
- Other variable costs ... 7%

*% of variable costs

Standards for transportation

Stora Enso transported 74.9 million tonnes of raw materials and products in 2006, up from 72.3 million tonnes in 2005. Nearly two-thirds of this total consists of wood transportation, and the rest is other raw materials and products.

At Stora Enso almost all transport is carried out by subcontractors, who are covered by Stora Enso's sustainability standards.

Emissions

Air emissions result from the transport of raw materials to Stora Enso's mills and the transport of products from the mills to customers. In 2007, the Group will start defining and quantifying greenhouse gas emissions related to these transports to identify potential reduction opportunities.

Stora Enso is continuously striving to reduce the environmental impacts of transport by improving logistics and utilising the best possible methods.

Nordic transport system

In 2006, the northern Finnish ports of Oulu and Kemi were connected to the North European Transport Supply System (NETSS) hub port in Gothenburg, Sweden. This system already includes the mills from Sweden and southern Finland. Three new long distance vessels contracted for the Oulu-Kemi-Gothenburg service were designed to minimise impacts on the environment. The vessels use low-sulphur fuel to minimise sulphur emissions, and also utilise catalytic cleaning to reduce NO_x emissions by more than 95%.



Three new purpose-built vessels ferry paper and board products from Oulu and Kemi mills to Stora Enso's NETSS transport system hub in Gothenburg.

Tracing

wood sources

During 2006, Stora Enso's traceability guidelines for wood purchases were reviewed to ensure global coverage and to include pulp procurement.

Stora Enso uses traceability systems to check that all wood, meaning roundwood, chips, sawdust and external pulp, has been harvested in compliance with the Group's principles and national legislation. Traceability systems, that cover all wood used by the Group, document the origin of wood from the forest until the first Stora Enso reception point. In 2006, 90% of the wood passing through these systems was also covered by third-party certification schemes such as, chain-of-custody, controlled wood, EMAS and/or ISO 14001. As part of the traceability system, audits are conducted to ensure compliance with Stora Enso's requirements.

Promoting forest certification

Stora Enso promotes forest management certification, and is working to increase the amount of wood originating from certified forests. The forest certification systems relevant for Stora Enso include FSC, PEFC, CSA, SFI, ATFS and CERFLOR. The Group is working for harmonisation of national standards.

In 2006, 55% of the wood came from certified forests with or without chain-of-custody certification. This percentage is an aggregate figure covering various business areas. However, all wood used by Stora Enso is covered by the Group's traceability systems to assure its acceptability for Stora Enso.

Stora Enso is offering group forest management certification to private forest owners in Finland, the Baltic Countries, Canada, Sweden and the USA in order to mitigate the high cost of forest certification for small private forest owners. In 2006, Stora Enso ran an FSC group forest management certification project in Estonia where seven private forest owners and 360 hectares were audited for FSC certification. Stora Enso provided help with administration and training.

A notable contribution to forest management certification was achieved in Russia, where five of Stora Enso's subsidiary logging companies achieved FSC forest management and chain-of-custody certification during 2006.

Environmental statement

In 2006, Wood Supply published its first



third-party-verified environmental statement covering all European Wood Supply units. The statement, which was prepared in line with the EMAS regulation, covers the Wood Supply business areas and compiles unit-specific targets and results. This was a pilot project designed to contribute to the review of the EMAS regulation by examining how multinational statements could also be registered under EMAS in the future. Under the current EMAS regulation only single country-reports can be registered.

Stakeholder co-operation

Stora Enso is active in dialogue and projects with suppliers, customers and NGOs. The collaboration in the Tikhvin-Chalna project with customers and suppliers is an example of such stakeholder initiative (see p. 43). Stora Enso also actively participates in The Forests Dialogue – an international forestry discussion forum hosted by Yale University in the United States. The dialogue has a wide range of participants from industry, research, labour representatives, family forest owners, and inter-governmental, social and environmental organisations. The aim is to increase mutual understanding and collaboration between the different interest groups through open dialogue and interaction. Issues discussed include forest certification, illegal logging, plantations, biodiversity conservation, and poverty reduction. In 2006, the main themes were tree plantations and their environmental and social aspects, as well as the links between forestry and poverty reduction. As part of The Forests Dialogue, Stora Enso hosted a plantation meeting in Guangxi, China, in April 2006.

Forest disputes

Upper Lapland, Finland

The land use conflict continued in 2006. Stora Enso is no longer directly involved in the dispute as Stora Enso does not accept wood from the disputed areas unless an agreement has been reached between Metsähallitus and local reindeer herders' co-operative. The lands under dispute, 90 000 hectares, are owned by the Finnish State and managed by the State enterprise Metsähallitus.

The conflict concerns two main issues: the need to balance reindeer herding and forestry, as well as the land use and ownership rights of the Sámi people.

A detailed academic study commissioned by the Finnish Ministry of Justice was published in October, aiming to clarify the land ownership issue in Upper Lapland by referring to historical and legal docu-

Wood procurement areas and wood flows


Other countries
0.1
11.4
13.0
Finland
Canada
0.2
Sweden
7.1
Russia
2.7
US
2.9
The Baltic countries
7.0
Continental Europe
Portugal
0.7
Brazil
0.2
Stora Enso's wood flows (roundwood, chips and sawdust).
Total amount of wood (roundwood, chips and sawdust) procured within these areas and delivered to own mills. In 2006, the total amount was 45.4 million m³ (solid under bark).

mentation. According to the report, no basis for Sámi land ownership was found. These findings will be used by the Finnish State to try to resolve the land use issue.

Russian Karelia

In autumn 2006, Greenpeace published a report alleging that Finnish companies, including Stora Enso, received illegally harvested wood from the Republic of Russian Karelia.

The main allegation by Greenpeace was that the authorities have failed to enforce federal law by not requiring Environmental Impact Assessments (EIAs) for forest management plans in the region. Greenpeace further alleged that two Stora Enso suppliers had logged in two sites for which EIAs had not been conducted, and that one supplier had also carried out regeneration harvesting incorrectly and caused excessive soil damage at one site. Stora Enso's policy is to only accept wood that is legally harvested, and hence started immediate investigations of the sites.

Stora Enso organised external audits of the logging sites, conducted by researchers from two Russian forest research institutes, the Karelian Research Center and the St. Petersburg Forest Research Institute together with the forest administration and supplier companies. Both sites were also audited by an external auditor. The conclusions from these audits were that the sites had been logged in accordance with logging permits and, hence harvested in line with regulations of the Republic of Karelia, even though the authorities had not requested Environmental Impact Assessments (EIA). According to the new Forest code, no state EIA is required for forest management plans in Russia since 2007.

More focus on tree plantations

Stora Enso recognises the increasingly significant role of tree plantations in global industrial wood production and actively promotes sustainable plantation development.

Stora Enso's established plantations in Brazil are the 50% owned joint venture Veracel and the recently acquired Arapoti. The Group also has plantation projects in China, Uruguay and southern Brazil. Stora Enso also owns small trial plantations in Thailand.

Currently, some 5% of the wood used by Stora Enso originates from tree plantations. This figure is expected to increase as plantations in southern Brazil, Uruguay and China come into production.

Stora Enso's plantations are established and managed primarily for producing raw material for the pulp and paper industry. They are classified as industrial fast-growing tree plantations. The structure, management and species composition of these fast-growing plantations differ considerably from those of native forests, and their ecological characteristics resemble those of cultivated croplands more than natural forests.

Most controversies related to tree plantations arise from varying perceptions of their environmental and social impacts. Tree plantations have attracted criticism for their effects on biodiversity, soils and the water supply, as well as their limited benefits to local communities, and consequent changes in land use and tenure.

Stora Enso develops plantations in the local land use context and carefully addresses their impacts. Plantations are planned and managed in line with widely accepted standards for sustainable plantation forestry. Various participatory tools, such as Environmental and Social Impact Assessments (ESIAs) and landscape ecological planning, are used to promote sound land use decisions.

Stora Enso does not convert native forests into plantations and recognises indigenous peoples' legitimate rights to their traditional lands and land use practices. For Stora Enso, managed plantations can only be sustainable if they are economically profitable, enhance local welfare and support the conservation of native ecosystems.

Major sustainability challenges for Stora Enso's plantations in Brazil and Uruguay include conservation of biodiversity and hydrological resources, management of the outsourced operations, benefits for the local communities, stakeholder engagement and ESIA.

In China, the challenges include the clarity and transparency of rental agreements, communication with local communities in order to ensure that information reaches all levels of affected communities effectively and transparently and sustainability in the supply chain.

Read more about Stora Enso's plantations in the Company 2006 report on p. 30. ⌀

A major consumer of recovered fibre

Recovered fibre is a strategically important raw material for Stora Enso. The Group is committed to increasing the use of recovered fibre and promoting the recycling of paper products as part of its manufacturer responsibility.

Stora Enso is among the largest consumers of recovered paper in Europe. In the USA, Stora Enso is a leading user of recovered fibre in the coated paper sector. In 2006, 16 Stora Enso mills used a total of 2.7 million tonnes of recovered fibre as raw material (2.5 million tonnes in 2005).

Recovered fibre is channelled to uses where it creates the most value for the Group and its customers. It is particularly suitable for products with a short life cycle. Stora Enso's main end uses for recovered fibre include newsprint, magazine paper, and certain types of board. The average recycled content for standard newsprint in 2006 was 70% (64%).

The majority of the recovered paper used by Stora Enso comes from household collection. In 2006, 19% (18%) of the Group's total demand for fibre raw material was met by recovered paper. However, fibre cannot be recycled indefinitely, since its quality is reduced each time it is processed, so fresh fibre remains an essential element in paper and board production.

The mills that consume the largest quantities of recovered fibre are concentrated in densely populated areas of Central Europe, close to major sources of recycled paper. **Langerbrugge Mill** is Stora Enso's largest consumer of recovered paper using annually almost 700 000 tonnes. Having already produced newsprint made entirely from recovered paper since 2003, Langerbrugge Mill has now also switched its magazine paper production to 100% recovered paper in 2006.

In 2006, Stora Enso invested in a Spanish company Palwaste Recycling S.L. that has developed a new way to recycle beverage cartons. The efficient recycling of liquid packaging boards is strategically very important for Stora Enso, since considerable amounts of beverage cartons are used as raw material at **Varkaus Mill** and **Barcelona Mill.** ⌀

Sustainable pulp

Stora Enso's pulp production is integrated into the paper and board business. However, 15% of Stora Enso's chemical pulp consumption today is externally sourced for quality and logistical reasons. Consequently, the pulp surplus is sold on the external market. Mechanical pulp is produced internally in sufficient volumes.

Purchased pulp has to meet the same requirements as purchased wood. This means that purchased pulp has to comply with the Principles for Sustainable Wood and Fibre Procurement and Land Management.

Stora Enso recommends that all pulp suppliers establish chain-of-custody certification and environmental management systems. In 2006, all of Stora Enso's pulp suppliers had environmental systems in place – up from 75% in 2005.

Stora Enso does not use elemental chlorine in bleaching processes at any of its 13 chemical pulp mills. The choice of the bleaching method is based on the optimisation of quality, production processes and environmental impacts. One of Stora Enso's pulp mills uses Totally Chlorine-Free (TCF) processes with another having the capability to use TCF. The others use Elemental Chlorine-Free (ECF) processes. ECF bleaching has been recognised as a Best Available Technology by the European Commission and the US Environmental Protection Agency. ⌀

Responsible use of chemicals

Chemicals are essential for pulping and paper-making processes. Small amounts of chemicals are also used in plantations. Stora Enso uses chemicals responsibly so as to minimise the risks to people and environmental impacts.



Process chemicals are carefully labelled and stored to enable their safe use.

In the pulping process, chemicals are used for cooking, bleaching and improving the efficiency of pulp production. Many of these chemicals are recycled in the process, or diverted to energy production.

In the paper-making process, pigments and fillers like calcium carbonate, clay, talc and other chemicals like binders, starch and retention aids are used to improve the quality, strength and printability of the paper. Many of the chemicals used as pigments and fillers are abundant in nature.

Chemicals are also used in various mill support processes, such as water and waste water treatment facilities, and for maintenance work.

Chemical suppliers provide key information on their products on material safety data sheets that are processed and stored in various data systems. These systems ensure the availability of the necessary safety information for everyone who handles or uses chemicals. At each mill, chemical contact persons are appointed and trained to be responsible for chemical safety. Chemical safety is also constantly monitored by OHS professionals, and through environmental, risk and quality management systems. All detected cases of non-conformity with chemical safety regulations and guidelines are investigated, and corrective actions are taken.

Prepared for REACH

The EU's new chemical legislation, known as REACH (Registration, Evaluation, Authorization and Restriction of Chemicals), will require the registration of chemicals together with documentation on their effects on the environment and humans. This information will become publicly available.

Stora Enso will be affected by the new regulation as a major downstream user, manufacturer and importer of chemicals. In 2006, Stora Enso started to implement REACH legislation at the unit level in order to ensure compliance in future, and to avoid any discontinuity in production.

Chemicals in plantations

Various chemicals are carefully used in Stora Enso's established plantations according to strict controls. Fertilisers are used for soil improvement, pesticides are applied to control leaf-cutter ants and termites, and herbicides are used against weeds and fungi.

Decisions to use chemicals are based on continuous monitoring. Chemicals are only used where other alternative control methods do not work effectively. The dosages of all chemicals are regulated by national legislation. Regular analyses of water, sediments and soil are conducted as part of good plantation management practices.

Chemical containers are handled and disposed of in strict accordance with national legislation and internal guidelines. All workers exposed to chemicals have to wear appropriate protective equipment, and are duly trained in the use, application, storage and transportation of chemicals. All employees, including outsourced contractors, are under medical surveillance. Health and safety audits are additionally conducted to assess contractors' performance.

Stora Enso's new plantation projects in China, Brazil and Uruguay will be developing the same procedures for safe handling of chemicals as part of their good plantation management practices.

Energy issues require a long-term focus

Energy is an essential part of the pulp, paper and board manufacturing process. Stora Enso's energy supply strategy focuses on the long term. The Group's approach to energy use, production and fuel mix supports actions to help mitigate climate change. The wide use of combined heat and power supplies energy efficiently and has a lower impact on climate change than conventional power production.

Stora Enso continuously looks for opportunities to increase the share of biofuels in its fuel mix. In 2006, the share of biofuels in Stora Enso's internal energy production remained high at 64% (63%). The most important biofuels for the Group are black liquor, bark, logging residues and internal residuals including de-inking sludge and biosludge.

Guaranteeing electricity supply

Stora Enso is continuing to develop its electricity procurement with a long-term focus. The most important components in the Group's procurement portfolio are internal electricity production and long-term procurement contracts. Approximately 80% of the Group's electricity needs for the next 10 years are already covered by internal generation and external procurement contracts, but it is essential to continue to develop the Group's own electricity production capacity so as to optimise its fuel mix and minimise costs.

Progress towards targets

The Group's energy targets for 2004–2009 are to increase the power-to-heat ratio of internal energy production, and to conduct energy efficiency reviews at each pulp, paper and board mill at least once in a two-year cycle.

The power-to-heat ratio shows how much electricity is produced in relation to the total amount of heat energy generated. In 2006, the Group-level power-to-heat ratio was 18%, compared to 17% in 2005. The increase was due to completion of the Energy 2005 project at Skoghall Mill and full-year operation at the Finnish mills.

The energy efficiency review target was achieved during the two-year period 2005–2006, when a total of 41 (51 in 2004–2005) reviews were conducted. Energy reviews help units to identify new opportunities to reduce energy consumption. In 2006, an energy efficiency task force was established to help mills to act on the basis of their efficiency reviews, and to promote best practices within the Group. Energy efficiency reviews are just one part of the Group's continuous work to reduce energy costs and improve results.

Investing in energy supply

Increasing energy prices and rising environmental costs are the main drivers behind investments in improved energy asset quality.

The Energy 2005 project at **Skoghall Mill** was completed in August 2006. The project will reduce the mill's oil consumption by 60 000 m³ a year, thereby cutting fossil CO_2 emissions by 170 000 tonnes annually. This represents 3% of Stora Enso's total CO_2 emissions. Both of these targets will be achieved during 2007.

The rebuilding of the bark boiler at **Hylte Mill** was completed in April. Biofuels now account for about 60% of all fuels consumed at the mill. This is expected to increase to over 75% during 2007.

Fors Mill has now installed wood powder burners in its oil boiler, which will reduce oil consumption by 10 000 m³ annually, and cut CO_2 emissions by approximately 25 000 tonnes a year from 2007.

Anjala Mill introduced a PDF-packaging-derived fuel to improve its fuel mix by replacing more expensive fossil fuels, whereas **Heinola Fluting Mill** installed a new turbine to increase its electricity self-sufficiency.

Nuclear power

Stora Enso currently owns nuclear power generation capacity in Finland through part-ownership of the power company, Pohjolan Voima Oy.

Read more about energy efficiency in this report on pp. 22–23 and about energy costs in the Financials 2006 report.

Energy consumption in 2006

Fuel



- Biofuels 64%
- Gas 19%
- Coal 9%
- Oil 4%
- Peat 4%

Biofuels already account for some 64% (63%) of Stora Enso's total annual fuel consumption of 215 900 (208 200) TJ.

Electricity



- External purchasing 54%
- Internal generation 36%
- Pohjolan Voima Oy 10%

Stora Enso's own mills consumed 23.9 (24.1) TWh of electricity in 2006. Electricity self-sufficiency was 46% (40%).

Climate change
– challenges and opportunities

Climate change is a global problem that requires global solutions. Stora Enso is taking actions to contribute toward mitigating climate change. Stora Enso's challenge is to minimise business risks while competing in a carbon-constrained economy. Direct fossil CO_2 emissions have been reduced by 10% per unit sales production and 2% total since 2002.

Scientific consensus concludes that the Earth is warming as the concentrations of greenhouse gases accumulate in the atmosphere. Scientists believe human activities are largely responsible for this trend. The combustion of fossil fuels significantly contributes to the increase of greenhouse gases, including carbon dioxide (CO_2). Greenhouse gases accumulate in the atmosphere and act like a blanket, warming the planet by trapping heat that would otherwise escape. Global climate change is a serious concern, because warmer temperatures may lead to more extreme weather events, shifts in agricultural and forest productivity, the loss of land and property due to rising sea levels, reductions in biodiversity, and possible changes in ocean circulation patterns.

Stora Enso's products store carbon both in growing forests and in manufactured wood products. Wood-based products offer a lower carbon footprint alternative than many competing products. In addition, 64% of the Group's energy needs are met with carbon-neutral biofuels. However, there is a need to find more sustainable, clean, affordable, safe and socially acceptable raw materials, energy sources and transport solutions.

Actions to help mitigate climate change

Stora Enso is taking the following actions to reduce greenhouse gas emissions associated with the Group's manufacturing processes:

- energy efficiency improvements;
- increased use of biofuels;
- increased use of combined heat and power from plants that utilise the heat content of fuel more efficiently than conventional power plants;
- use of nuclear power and energy from renewable sources such as hydropower and wind power.

Stora Enso's Climate Change Working Group co-ordinates climate change issues, working within the Group's sustainability governance structure. The Sustainability Committee recently decided that the Group's carbon footprint should be defined and the feasibility of greenhouse gas emission reduction targets evaluated. This work is aimed to be completed during 2007.

Reducing CO_2 emissions

Stora Enso has been making progress on efforts to help mitigate climate change. During the past five years, Stora Enso's pulp, paper, board and converted product facilities have reduced their direct fossil CO_2 emission intensity by 10% (see p. 23) due to investments in energy production assets and mill energy efficiency projects. These investments were designed to increase the use of biofuels and to improve the efficiency of energy generation and production processes. Total direct fossil CO_2 emissions increased slightly in 2006 due to increased sales production and increased internal power generation, but are down slightly since 2002.

Carbon cycle for the forest products industry


Fossil CO2
4
3
Non-fossil CO2
1
Bio carbon
2
Bio carbon
Bio carbon
3
2
Fossil fuels
4
Fossil fuels

1) Trees absorb CO_2 (both fossil and non-fossil) from the atmosphere. 2) Trees store carbon in their woody tissue. This carbon is transferred and stored also in wood products. 3) Use of biofuels and recycling of these products release non-fossil CO_2 which is again absorbed by the trees. Emissions from biofuels are considered to be carbon-neutral because CO_2 is recycled through the atmosphere and stored by growing forests. 4) Use of fossil fuels introduces "new" carbon to the atmosphere in the form of fossil CO_2.

Indirect CO_2 emissions

Stora Enso's total estimated indirect fossil CO_2 emissions from purchased electricity and heat were 6.4 million tonnes in 2006, down from 6.9 million tonnes in 2005. The emission estimates were primarily lower in 2006 due to the labour dispute at Port Hawkesbury Mill. The indirect emission estimates were developed by multiplying energy purchases with country-specific emission factors or more specific regional factors within countries where data was available. These estimates will vary from year-to-year based on regional energy mix, especially in the Nordic countries where variations in hydropower generation is balanced by fossil fuel based generation. While the Group cannot directly control the fuel mix and CO_2 emissions from purchased energy, indirect emissions can be reduced by improving energy efficiency and increasing internal generation from carbon-neutral fuel sources.

Emissions trading

The EU Greenhouse Gas Emission Trading Scheme started in January 2005. Even though the scheme's greenhouse gas emission targets are country-specific, the allocations of emission rights are mill-specific. Mills utilising emission trading have implemented suitable procedures and measures to monitor and verify their CO_2 emissions according to the respective national legislation. In 2006, the Group's allocated emission allowances were 4.6 million tonnes, compared to CO_2 emissions of 3.9 million tonnes. The surplus allowances were sold on the market.

Preparing for Kyoto compliance

Stora Enso's operations in Europe and Canada are subject to the Kyoto Protocol and the required greenhouse gas emission reductions. In the EU, *National Allocation Plans (NAP)* granting emission rights for the first Kyoto compliance period (2008–2012) are currently being developed. In Europe, Stora Enso is actively engaged in the NAP development process through national federations and the Confederation of European Paper Industries. In Canada, Stora Enso is continuing to follow developments related to the Kyoto and greenhouse gas reduction requirements.

Going beyond legal requirements

In the USA, where there is currently no carbon legislation, Stora Enso's operations are involved with three voluntary greenhouse gas reduction programmes:

- Chicago Climate Exchange
- US Environmental Protection Agency's Climate Leaders Program
- US Administration's *Climate Vision Program* (through the American Forest & Paper Association).

Participation in these voluntary programmes helps the Group's North American operations to reduce their greenhouse gas emissions, prepare for potential future regulation, develop a better understanding of the region's emission profile, and gain experience in emissions trading.

Direct fossil CO_2[1)]



6.2
6.0
5.8
5.6
5.4
5.2
5.0
4.8
4.6
400
380
360
340
320
300
280
260
240

	2002	2003	2004	2005	2006	Trend: 2002—2006
million tonnes	5.73	5.95	6.00	5.59	5.62	-2%
kg/tonne	349	350	332	320	313	-10%

Stora Enso's direct fossil CO_2 emissions continued to decrease per saleable tonne of pulp, paper, board and converted product. The reductions were mainly due to investments in energy production assets, mill energy efficiency projects and increased use of biofuels.

Electricity consumption [1)]



25
24
23
22
21
20
19
18
17
1.50
1.45
1.40
1.35
1.30
1.25
1.20
1.15
1.10

	2002	2003	2004	2005	2006	Trend: 2002—2006
TWh	22.7	23.3	24.5	23.7	23.5	+4%
MWh/tonne	1.38	1.37	1.35	1.36	1.31	-5%

TWh (terawatt-hour) = 10^9 kilowatt-hours
MWh (megawatt-hour) = 10^3 kilowatt-hours

Heat consumption [1), 2)]



160
150
140
130
120
110
100
90
80
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50

	2002	2003	2004	2005	2006	Trend: 2002—2006
PJ	139.9	142.2	148.7	140.6	140.9	+1%
GJ/tonne	8.52	8.37	8.22	8.07	7.86	-8%

PJ (petajoule) = 10^{15} joules
GJ (gigajoule) = 10^9 joules

1) From pulp, paper, board and converted product facilities. Normalised figures are reported per unit sales production.
2) Excluding heat for electricity generation.

Read more about the costs of European emissions trading in the Financials 2006 report.


2.
1.

Economic responsibility

At Stora Enso, the concept of economic responsibility includes both financial performance and the value Stora Enso creates for its stakeholders by contributing to local, regional and national economies. Risk management is also an important part of economic responsibility, so it is essential to include sustainability-related risks in the corporate risk management framework.

In 2006, Stora Enso's focus was on creating stronger financial performance through the Profit 2007 and Asset Performance Review programmes. The consequent changes resulted in considerable workforce reductions, mostly in Europe. However, new job opportunities were generated in emerging markets where the Group continued to grow during the year.

Stora Enso's sales and profitability increased in 2006. Return on capital employed (excl. net non-recurring items) was 6.6%. However, the profitability is still far below the target of 13% over the business cycle. Read more about the financial performance in the Financials 2006 report.

Direct monetary flows

Stora Enso sells goods to customers, buys materials and services from suppliers, and pays salaries, dividends and taxes to the benefit of local employees, communities and economies. All these actions generate direct monetary flows that indicate the scale of the relationships between Stora Enso and various types of stakeholders at the Group level.

Customers

Stora Enso's impact on customers' economic capacity is the result of the products and services provided. The Group mainly serves business-to-business customers, largely through its international sales and marketing network.

In 2006, Stora Enso's total sales amounted to EUR 14 593.9 (EUR 13 187.5) million.

The main markets were Europe, which accounted for 71.8% of the Group's sales, North America 15% and Asia Pacific with 7.5%.

Suppliers

Stora Enso provides a reliable source of income and plays an important role in the future of many small companies working as contractors and suppliers. In 2006, Stora Enso acquired materials and services valued at EUR 8 111.5 (EUR 7 232.3) million.

Employees

Stora Enso has some 44 000 employees in more than 40 countries on five continents. The salaries paid by Stora Enso have a direct effect on the employees' purchasing power, and consequently also on the economic vitality of the local community or region.

In 2006, personnel expenses totalled EUR 2 225.5 (EUR 2 182.5) million, of which EUR 1 675.5 million was paid in wages and salaries (EUR 1 638.0 million), including incentive bonuses based on profitability and the achievement of key business targets. Bonus schemes currently cover around 75–80% of all the Group's employees.

The wages and salaries paid in Europe totalled EUR 1 432.5 (EUR 1 379.6) million, while the corresponding figures for North America were EUR 222.9 (EUR 243.2) million, for Asia Pacific EUR 13.8 (EUR 13.1) million, and for South America EUR 5.9 (EUR 1.8) million.

Shareholders

At the end of 2006, Stora Enso had approximately 68 500 shareholders registered in the Helsinki, Stockholm and New York stock exchanges. The two largest shareholders in the Company are the Finnish State and the Wallenberg foundations.

Stora Enso's shareholders are rewarded through dividends and possible increases in share prices. The objective of Stora Enso's dividend policy is to distribute at least one half of net profits over a business cycle. The total sum paid out in dividends during 2006 was EUR 355 (EUR 365) million. In 2006, the Stora Enso R share price rose by 5% (2%) at the Helsinki Stock Exchange.

Indirect socio-economic impacts

Direct monetary flows generate various indirect economic impacts that are equally important from society's point of view, but are difficult to measure. Stora Enso's indirect impacts are related to the businesses of its customers and suppliers, the use of natural resources, the development of know-how and competence, new innovations, the local development of communities, and the whole forestry sector.

Proactive management of risks

Stora Enso has identified a number of potential risks that could impact its future profitability and development. Stora Enso's corporate risk management areas are divided into strategic, operational, hazard and financial risks.

Sustainability is an essential part of Stora Enso's risk management, as potential risks related to sustainability could result in either material or reputational damage if they are not proactively managed.

The Group has many methods and tools to manage sustainability risks, including various policies, principles and guidelines implemented via management systems related to environmental issues, wood traceability and social performance.

Stora Enso's Mergers and Acquisition Guidelines (2005) include a sustainability due diligence procedure, and the Group uses Environmental and Social Impact Assessments (ESIA) to fully understand the environmental and social impacts of its operations, develop necessary action plans, and allocate resources to reduce any negative impacts.

Stora Enso's sustainability risks by risk management category

Strategic risks	Operational risks
Business environment risks Business development risks Acceptability of wood Human resources risks Climate change risks	Market risks Labour market disruptions Supply chain risk
Hazard risks	**Financial risks**
Environmental risks Antitrust risks Product safety Occupational health and safety risks Personnel security risks Natural catastrophes	

Stora Enso's sustainability-related risks are described in detail in the Financials 2006 report.

Customers
Sales by market



- Europe 71.8%
- North America 15.0%
- Asia Pacific 7.5%
- Other 4.1%
- South America 1.6%

Total EUR 14.6 billion

Suppliers
Materials and services by market



- Europe 87.5%
- North America 10.9%
- Asia Pacific 0.9%
- South America 0.7%

Total EUR 11.4 billion

Employees
Personnel expenses by region



- Europe 83.8%
- North America 15.1%
- Asia Pacific 0.7%
- South America 0.4%

Total EUR 2.2 billion

Wood Supply pioneering change in Russia

Stora Enso Wood Supply Russia has been acquiring logging companies in Northwest Russia in order to gain more control over the supply chain.

The acquired companies have a history of inefficiency and having excessively bureaucratic cultures. Harvesting has been unproductive; there is a large number of employees; there is limited outsourcing; and outdated labour-intensive technologies are still in use.

In order to make these acquired logging companies more efficient, Stora Enso has identified synergies by merging some functions and using shared resources, investing in new harvesters and forwarders, computerising accounting and HR systems, and introducing new guidelines. As a result, the logging companies already have better performance levels, they can fully utilise their harvesting quotas, and health and safety performance has also improved.

As a consequence of these actions, there have been considerable reductions in workforce. In 2004–2006, a total of 535 employees were made redundant. Many functions have been outsourced, including maintenance. Stora Enso has been working together with forestry equipment manufacturers John Deere and Ponsse to find new jobs for the people made redundant. This has had a positive impact on local economies by creating new businesses and job opportunities.

Wood Supply Russia supports local communities by building roads and contributing to local hospitals and health clinics. Local residents are able to use fuel wood at low cost or free of charge.

Economic value generated and distributed 2005–2006

EUR billion		2005	2006
Customers	+ Sales	13.2	14.6
Suppliers	- Purchases and equipment	10.8	11.4
= Economic value generated		**2.4**	**3.2**
Employees	- Personnel expenses	2.2	2.2
Shareholders	- Dividends paid and repurchases of own shares	0.7	0.4
Creditors	- Net financial items	0.2	0.1
Public sector	- Taxes	0.0	0.0
= Economic value distributed		**3.0**	**2.7**
Retained earnings		**-0.6**	**0.5**

Stora Enso creates value for its stakeholders in different forms. The table above shows how the value added is distributed between various stakeholders.

Being a responsible member of society

Stora Enso wants to be seen as a reliable business partner and as a responsible member of all the communities where the Group operates. Focused partnerships at local, national and global levels have a vital role to play.

In many locations, Stora Enso is the single largest employer and many units have long traditions of working closely together with their local communities. Such co-operation may include shared infrastructure, regular meetings with local associations and other members of the community, and providing district heating to the local community.

Uniform business practices

Stora Enso operates in some business environments where corrupt practices are a particular challenge, according to sources such as Transparency International. Corrupt practices may take many forms, including bribes, facilitation payments or kickbacks. Stora Enso's objective is to identify and eliminate any possible risks that the Group might face with the help of uniform definitions and guidelines.

Stora Enso also applies several detailed function-specific sets of guidelines that define acceptable behaviour for the Group's employees and business partners:

- Business Practices in Sales Companies
- Moral & Ethics Guidelines (corporate guidelines for purchasing personnel)
- How to Do Business with Stora Enso (guidelines for business partners)
- Principles for Sustainable Wood and Fibre Procurement and Land Management
- Stora Enso's Communications Policy.

Information on business practices is integrated into the Group-wide training programmes. All Stora Enso managers take responsibility for the monitoring and observation of the Group's principles and guidelines related to business practices. Stora Enso's Internal Audit unit additionally monitors legal compliance through annual checks.

Political contributions in 2006

Political contributions can only be donated with the approval of a member of Stora Enso's Executive Management Group, and in accordance with the applicable laws.

During 2006, Stora Enso paid a total sum of BRL 1 006 604 (EUR 365 812) in contributions to the election campaigns of Brazil's President, governors, federal and state representatives, and senators. This sum includes BRL 271 604 (EUR 98 704) paid by Stora Enso Latin America and BRL 735 000 (EUR 267 108) paid by Veracel (50% owned by Stora Enso). This information is also publicly available in Portuguese at **www.tse.gov.br**.

Competition law compliance

Stora Enso has since 2004 been the subject of preliminary governmental antitrust investigations in Europe and United States relating to fine paper in Europe, publication paper in Europe, magazine paper in the USA, the purchase of recovered paper in Germany, and the purchase of wood in Finland. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

Following the 2004 inspections, Stora Enso has been notified that the European Commission had closed its investigations into the fine paper sector and the publication paper sector, on 9 August 2006 and 16 November 2006, respectively.

On 26 October Stora Enso's Lithuanian merchant UAB Schneidersohne Baltija, and certain other paper merchants, received a fine from the Lithuanian Competition Council amounting to LTL 235 330 (EUR 68 000) for having violated competition rules by exchanging information with its competitors. UAB Schneidersohne Baltija denies any violation, and has appealed the decision. Further, on 21 December Stora Enso's Latvian merchant SIA Papyrus received a fine from the Latvian Competition Council amounting to LVL 7 989 (EUR 11 000) for alleged violations of competition law. SIA Papyrus is considering an appeal against the decision.

On 13 December 2006 the US Antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA from autumn 2002 until spring 2003. No Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and will enter a plea of not guilty in the court proceedings.

On 21 December the Finnish Competition Authority did propose to the Finnish Market Court that a fine of EUR 30 million shall be imposed on Stora Enso for violating competition laws in the purchasing of timber in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless and will defend itself.

The law firms of Van Bael & Bellis in Brussels and Sivenius & Suvanto in Helsinki are representing the Group in the EU and Finland, respectively. In the USA, the law firm McDermott, Will & Emery is assisting the Group in the US governmental case as well as in the class actions.

Investigations by the Competition Authorities can take a long time, and Stora Enso cannot estimate when these cases will be concluded.

Stora Enso's Competition Law Compliance Programme, which was launched in 2002, based on previous Enso, Stora and Consolidated Paper policies, is continuously kept up to date. The current version dates from August 2006. The programme clearly states Stora Enso's support of free and fair competition, and Stora Enso's commitment to comply with competition laws. This commitment is an integral part of Stora Enso's CSR Principles and Code of Ethics. Stora Enso is continuing to take action to emphasise its commitment to compliance through corporate policies and training.

Philanthropy and strategic partnerships

Stora Enso supports global and local community projects and seeks strategic partnerships from which both parties can benefit. The Group's approach to philanthropy encompasses more than making donations, and Stora Enso greatly values partnerships with such organisations as UNICEF and the United Nations Development Programme (UNDP).

Stora Enso has been UNICEF's global corporate partner in primary education since 2004. Each year, Stora Enso makes a corporate donation of USD 250 000 to help UNICEF achieve a specific educational priority. In 2006, this donation was committed to the expansion of child-friendly schools in developing countries. These community schools advance the quality of education and childcare while significantly reducing the number of children out of school.

Stora Enso aims to raise a similar amount through its operating units in the form of in-kind donations, local co-operation and employee participation programmes. Many units and employee groups have supported the partnership by contributing paper, board and financial donations, and by buying and sending hundreds of thousands of UNICEF greeting cards.

Employees have initiated and managed many successful activities to generate income and raise awareness for UNICEF through community events, such as art exhibitions and jumble sales, and by fundraising at open house days and mill inaugurations.

UNDP Brazil and Veracel's sustainability assessment

In 2006, the Socio-Economic Impact Assessment of Veracel's pulp mill and plantations was discontinued, due to the lack of confidence among some of the local stakeholders towards UNDP Brazil.

In 2004, Stora Enso had asked UNDP Brazil, as a credible and independent third party, to conduct a Socio-Economic Impact Assessment of the joint-venture company Veracel. This study aimed to evaluate the sufficiency of present environmental and social processes, to build trust between different parties, and to seek practical solutions for any potentially critical sustainability issues identified.

The first phase of this co-operation, which generated preliminary baseline information on local socio-economic conditions, was finalised in 2005.

A precondition for UNDP Brazil to continue the study was that the organisation must be seen as a legitimate actor by all key stakeholders in the area. Some groups of critical local stakeholders did not find UNDP Brazil to be independent enough to issue fair judgment and recommendations; therefore the study was discontinued. UNDP Brazil and the part-



Child-friendly schools strive to create safe, protective and inclusive spaces for all children, especially girls, and encourage the involvement of parents and the community. Photo: UNICEF/ HQ06-1473/Giacomo Pirozzi ners are looking for other possible co-operation projects.

Veracel contracted Fundação Getulio Vargas (FGV), a well-known independent Brazilian institute of economic studies, to conduct a study of the socio-economic impacts of Veracel. The full study is available at Veracel website **www.veracel.com.br**. The preliminary results show that in 2006 Veracel:

- was responsible for approximately 9% of Brazilian pulp production;
- paid approximately BRL 49 million in taxes to the federal, state and municipal governments;
- was responsible for the creation of 30 400 direct and indirect jobs throughout the Brazilian economy;
- was responsible for 14.9% of the regional agriculture GNP and 42.5% of the regional industrial GNP in the seven municipalities where the company has its operations;
- paid BRL 171 million in labour costs, labour benefits, taxes and social programmes, meaning that almost one fifth of what Veracel adds to the Brazilian economy is returned to the society;
- employed people of whom 80% have a college level or high school education in comparison to the Brazilian average of 58.6%;
- paid an average remuneration double of the average Brazilian industrial remuneration;
- during the period of 2003–2006 Veracel was responsible for 60% of the economic growth in the seven municipalities where the company has its operations.

Next steps in the UNDP China partnership

In 2006, UNDP and Stora Enso entered into a five-year partnership to address the key findings of the Environmental and Social Impact Assessment (ESIA) conducted into Stora Enso's plantation operations in China. The partnership consists of two main areas: improving rural livelihoods through the creation of community telecentres, and promoting biodiversity in South Guangxi. Stora Enso will contribute USD 1 million over the five-year period.

Community telecentres, offering local villagers access to the internet and other media, are an effective way to improve communications with and between local communities. They can be used to spread good farming practices and offer new marketing channels for useful products, for instance, as well as to spread information on important issues such as biodiversity or HIV/AIDS. They are also an effective channel for dialogue between Stora Enso and the surrounding communities. The partnership also involves UNDP China's national counterpart CICETE, and the Guangxi Ministry of Science and Technology.

Stora Enso supports the creation of a biodiversity action plan for South Guangxi. Actions include protecting valuable areas and a trial project designed to regenerate a degraded site. This project is being co-ordinated by UNDP China, and involves expert domestic and international partners.

Local involvement with communities

Stora Enso's mills and units actively participate in their local communities. Some mills have shared infrastructure or services such as waste water treatment plants, fire brigades or district heating networks. The most typical way mills interact with local stakeholders is at open house events. Several units also support local educational projects or engage in other philanthropic activities.

During 2006, many mills have been working closely with local authorities, politicians and labour unions during the implementation of cost-cutting measures from the Profit 2007 programme, in order to minimise negative impacts on the local community.

Highlights in 2006

Anjalankoski Mill contributed EUR 1.5 million towards the cost of a bridge built to replace a level crossing on a local railway line. The bridge was inaugurated in October, and will considerably improve the safety levels for mill traffic and local residents.

Sachsen Mill organised its tenth annual *RECYCLE 2006* writing competition for young journalists in the German state of Sachsen. Approximately 1 400 school children participated, and the prize included an internship at a local newspaper.

Stora Enso Sales China was granted the Caring Company 2006 award by the Hong Kong Council of Social Services for the third year in a row. This recognition stems from employees' voluntary work visiting the elderly and organising tree-planting.

Stora Enso's US units continued to raise funds for United Way, who support non-profit organisations in mill communities in Wisconsin and Minnesota. In 2006, USD 316 979 was raised.

International co-operation

The co-operation with WWF continued during 2006 aiming to develop sustainable forestry practices in three priority areas, i.e. forest certification, sustainable forestry and the legality of wood sourcing. New projects related to plantations and bioenergy are under development.

In Russia, the Pskov Model Forest project reached a significant milestone when the Russian Federal Forest Agency approved large-scale testing on the ground of forestry practices developed in the project. The forestry practices will be tested in the regions of Leningrad, Pskov and Novgorod in Northwest Russia until 2008.

In a new effort called Vologda project, Stora Enso and WWF Russia have created a framework and concept for an analysis of the new Forest Code of Russia, which was accepted in November 2006. The aim is to analyse the implications of the new Forest Code for the monitoring of the origin of wood.

During 2006, Stora Enso and WWF Finland launched a project to develop and promote the concept of Green Forest Management plans for forest owners with non-intensive forestry. A feasibility study was conducted and implementation may start in 2007.

Stora Enso has also continued to contribute to the WWF Finland Heritage Forest Programme on voluntary forest protection, and promotional events were jointly organised at schools.

Stora Enso is introducing a Heritage Forest Programme in Nova Scotia, Canada together with the local WWF. The programme will promote sustainable forest management principles, forest certification schemes and conservation options among forest owners and their families. During 2006, the needs and interests of forest owners were determined. The Heritage Forest Programme was ready for implementation at the end of 2006.

In 2006, Stora Enso and WWF also worked together to develop and promote cost-efficient group forest certification models for small-scale forest owners. A discussion paper has been developed outlining a new concept.

Progress on environmental performance

Most of Stora Enso's environmental performance indicators continued to develop favourably per unit of production. In 2006, Group environmental performance was influenced by the labour dispute at Port Hawkesbury Mill, divesting mills and closing production units as a result of Stora Enso's Asset Performance Review programme and the acquisition of Arapoti Mill in Brazil.

Air emissions

Most emissions to air result from the combustion of fuels to produce energy for pulp- and paper-making processes.

Total sulphur emissions (reported as SO_2) continued to decrease and Stora Enso is making good progress towards the Group's reduction target. Reductions in 2006 are primarily attributed to the following:

- operation of a desulphurisation system at Suzhou Mill;
- improvement of malodorous gas control at Norrsundet and Skutskär pulp mills;
- improvement of SO_2 control at Nymölla Mill;
- overall improvements in energy efficiency.

NO_x emissions increased slightly in 2006 due to increased internal power generation; however, there has been an overall downward trend since 2002.

Water discharges

Discharges of AOX have increased due to increased bleached chemical pulp production and process and waste water treatment upsets at a few mills. Over the last five years, AOX discharges have fluctuated within a good performance range.

In 2006, COD discharges increased slightly, but the long-term trend is down and Stora Enso continues to make progress towards achieving the Group's COD reduction target. The 2006 increase is largely due to increased internal pulp production, and process and waste water treatment upsets at some mills.

Nitrogen and phosphorus discharges were reduced. The reductions are due to improvements in waste water treatment plant nutrient control. Nitrogen and phosphorus are added as nutrient sources for the biological organisms in the waste water treatment process.

Stora Enso's production units have made steady improvements over the last five years in reducing the amount of process water discharged. Stora Enso has made a good first step in 2006 towards achieving its newly established process water reduction target. The reductions are the result of small investments and improvements in process control. Some examples include substitution of fresh water with filtrate or white water, changes in process chemistry allowing for process water reuse and energy efficiency projects to recover heat.

Solid waste

Due to Stora Enso's continuous efforts to reduce waste and find beneficial uses, the quantity landfilled continued to decrease. Stora Enso has already met the Group's waste to landfill target and will continue efforts to improve. Significant contributions in 2006 included:

- use of all boiler ash from Anjalankoski Mill in road construction projects;
- combustion of waste water treatment and de-inking sludge in Hylte Mill's newly rebuilt biofuel boiler;
- increased use of de-inking sludge from Duluth Mill for daily cover at municpal landfills.

The waste utilisation rate, expressed as the percentage of residuals being used for beneficial purposes, such as energy recovery, soil improvement, road construction and brick manufacturing, remained high at 97%.

Hazardous waste

Hazardous wastes from Stora Enso's units generally include used oils, solvents, paints, laboratory chemicals, batteries and some spills. Hazardous waste is reported on the basis of the country-specific definitions applied in national regulations. In 2006, Stora Enso's facilities generated 5 210 tonnes of hazardous waste compared to 5 140 tonnes in 2005. Hazardous wastes may either be burned for energy recovery or safely handled and disposed of at licensed hazardous waste facilities or incinerators.

See unit-specific sustainability data on pp. 44–47.

Air emissions, water discharges and waste[1]

Total sulphur as SO_2


21 20 19 18 17 16 15 14 13
1.25 1.20 1.15 1.10 1.05 1.00 0.95 0.90 0.85

	2002	2003	2004	2005	2006	Trend: 2002—2006
1 000 tonnes	19.5	19.8	20.2	17.8	17.8	-9%
kg/tonne	1.19	1.17	1.12	1.02	0.99	-17%

NO_x


20.0 19.5 19.0 18.5 18.0 17.5 17.0 16.5 16.0
1.25 1.20 1.15 1.10 1.05 1.00 0.95 0.90 0.85

	2002	2003	2004	2005	2006	Trend: 2002—2006
1 000 tonnes	18.7	19.3	19.5	18.0	18.8	0%
kg/tonne	1.14	1.14	1.08	1.03	1.05	-8%

AOX[2]


700 650 600 550 500 450 400 350 300
0.22 0.20 0.18 0.16 0.14 0.12 0.10 0.08 0.06

	2002	2003	2004	2005	2006	Trend: 2002—2006
tonnes	579	663	645	568	663	+14%
kg/tonne	0.135	0.150	0.143	0.135	0.146	+8%

COD


180 170 160 150 140 130 120 110 100
16 14 12 10 8 6 4 2 0

	2002	2003	2004	2005	2006	Trend: 2002—2006
1 000 tonnes	153	170	166	145	155	+1%
kg/tonne	9.3	10.0	9.2	8.3	8.6	-7%

Nitrogen


2.0 1.9 1.8 1.7 1.6 1.5 1.4 1.3 1.2
0.16 0.14 0.12 0.10 0.08 0.06 0.04 0.02 0.00

	2002	2003	2004	2005	2006	Trend: 2002—2006
1 000 tonnes	1.73	1.84	1.82	1.88	1.86	+8%
kg/tonne	0.105	0.108	0.100	0.108	0.104	-1%

Phosphorous


400 350 300 250 200 150 100 50 0
0.026 0.024 0.022 0.020 0.018 0.016 0.014 0.012 0.010

	2002	2003	2004	2005	2006	Trend: 2002—2006
tonnes	329	338	303	313	249	-24%
kg/tonne	0.020	0.020	0.017	0.018	0.014	-31%

Process water discharge


500 480 460 440 420 400 380 360 340
30 29 28 27 26 25 24 23 22

	2002	2003	2004	2005	2006	Trend: 2002—2006
million m^3	460	466	470	443	445	-3%
m^3/tonne	28.0	27.5	26.0	25.4	24.8	-11%

Waste to landfill


400 350 300 250 200 150 100 50 0
24 22 20 18 16 14 12 10 8

	2002	2003	2004	2005	2006	Trend: 2002—2006
1 000 tonnes	293	324	348	293	269	-8%
kg/tonne	17.9	19.1	19.2	16.8	15.0	-16%

[1] From pulp, paper, board and converted product facilities. Normalised figures are reported per unit sales production.
[2] From bleached chemical pulp production facilities only. Normalised figures are reported per unit bleached chemical pulp production.

Working to ensure compliance

The requirements of environmental permits regulating operations at Stora Enso's units were fully met in most cases. Whenever environmental incidents are identified, Stora Enso's policy is that units promptly notify the appropriate authorities and initiate corrective measures to achieve compliance and prevent recurrence. Mills also occasionally receive complaints from local residents, most commonly concerning noise and odour problems. Such issues are addressed promptly and resolved to the extent possible. Stora Enso paid no fines during 2006 (EUR 15 000 in 2005) to settle environmental incidents. The list below includes environmental incidents resulting in major permit violations, claims for compensation, or reported in the media.

Unit	Incident	Status/corrective action
Biron Mill	Volatile organic compound permit limit for a thermo-mechanical pulp line exceeded.	Pending – Continue to work with the regulatory agency to resolve.
Imatra Mills	Sodium hydroxide from the scrubber storage tank of the recovery boiler was spilled into Lake Saimaa through a clean water sewer.	Resolved – Risk analysis and operating procedures have been updated. The authorities issued no legal actions, as environmental impacts were considered to be negligible.
Imatra Mills	Particulate emission limit for the lime kiln exceeded.	Resolved – Air flow changes have been introduced and electrostatic precipitators cleaned.
Kemijärvi Pulp Mill	*Particulate emission limit for the bark boiler exceeded.*	*Pending – A new electrostatic precipitator will be installed.*
Kemijärvi Pulp Mill	Waste water permit limits for AOX, BOD, COD, and phosphorous exceeded.	Resolved – A new activated sludge plant was installed.
Kvarnsveden Mill	Phosphorous guideline value exceeded.	Resolved – Improvements have been made to the flotation stage at the waste water treatment plant. Optimisation of nutrient addition continues.
Kvarnsveden Mill	NO_x guideline value exceeded.	Pending – Optimising of operation of the new boiler 8 is ongoing.
Ostrołęka Mill	Noise limits exceeded.	Resolved – The wood yard has been reorganised and noise reduction equipment installed.
Oulu Mill	Particulate emission limit for the soda recovery boiler exceeded.	Resolved – A new electrostatic precipitator has been installed.
Packaging Poland – Mosina Converting Plant	Noise limits exceeded.	Resolved – Noise reduction equipment has been installed.
Zdírec Sawmill	Particulate emission limit for the boiler exceeded.	Pending – A new cyclone filter has been installed. Measurements have been conducted, and submitted for confirmation from the authorities.
Skoghall Mill	Sulphur guideline-level exceeded.	Resolved – An automatic cleaning system will be installed for a new gas destruction incinerator.
Skoghall Mill	Noise guideline-level exceeded.	Pending – Based on noise measurements closer to the mill, new permit levels have been suggested. Further actions are pending based on a decision from the environmental court.
Skutskär Pulp Mill	Dust emissions from lime kilns during the autumn stoppage.	Resolved – Assisted neighbours in cleaning their houses and cars. Procedures for repairing lime kilns have been improved.
Water Renewal Center (Stevens Point and Whiting mills)	Total suspended solids daily limit exceeded on one occasion.	Resolved – New tools have been purchased to better predict runnability of the treatment plant. Improvements have also been made to increase the level of dissolved oxygen in the aeration basins.
Wood Supply Baltic, Estonia	Logging area exceeded by 2.1 ha in Vabadiko, Estonia.	Pending – An official investigation is ongoing. Additional training has been provided for employees, and further training on GPS use will be conducted.

Investing in improved performance

Environmental investments are mainly directed to improve the quality of air and water, to enhance resource utilisation, and to minimise the risk of accidental spills. Total environmental investments amounted to EUR 86 million during 2006, up from EUR 64 million in 2005.

Environmental expenditures consist of investments, costs and liabilities.

EUR million	2004	2005	2006
Environmental investments	87	64	86
Environmental costs*)	174	169	157
Environmental liabilities	45	44	42

*) Excluding interest and depreciation

Air emissions

Niagara Mill invested EUR 5.9 million to install a new particulate control system to meet future US regulatory requirements.

Heinola Fluting Mill is investing EUR 13.8 million in environmental protection projects that will be completed by the end of 2007. The projects will reduce airborne emissions from the power plant, pulp mill and evaporation plant, and also modernise boiler automation. The mill's particulate and sulphur dioxide emissions are expected to be reduced by 50%. These projects will additionally reduce noise levels and upgrade the mill's landfill to meet new environmental requirements.

Oulu Mill has completed an investment in a new electrostatic precipitator for the recovery boiler. This EUR 5.5 million investment will reduce particulate emissions by 80–90%.

Water discharges

Anjalankoski Mill has completed a EUR 7.0 million project to increase the capacity of its waste water treatment plant. This investment will minimise the risk of accidental discharges, and also reduce noise levels.

Stora Enso is investing in a waste water treatment plant at the **Falun Copper Mine**, to remove heavy metals from the mine water, and extract saleable minerals. The project's goal is to reduce costs and minimise risks related to waste management. The Swedish government is contributing to the investment and operational costs. The total investment will be EUR 12.6 million, of which Stora Enso will contribute EUR 11.5 million.

Barcelona Mill has installed a new primary clarifier and added two biological reactors for secondary treatment to the existing waste water treatment plant. This investment will improve COD removal and reduce fresh water use by circulating more water for reuse in the mill. These EUR 3.0 million facilities started up in summer 2006.

Imatra Mills installed two new cooling towers to reduce disturbances in the mills' waste water treatment plant, and improve COD removal. The total investment amounted to EUR 1.4 million.

Kemijärvi Pulp Mill has invested EUR 11.2 million in a new biological waste water treatment plant to comply with new environmental permit limits. The new system started up in October 2006.

Environmental costs

Stora Enso's environmental costs totalled EUR 157 million (excluding interest and depreciation) in 2006 down from EUR 169 million in 2005. Total environmental costs (including depreciation) were 195 million in 2006. The main environmental cost categories are taxes, fees, refunds and permit-related costs EUR 48 million, repair and maintenance EUR 31 million, and chemicals and materials EUR 33 million.

Environmental liabilities

Estimates indicate that a total of EUR 42 million will be required to cover future corporate environmental liabilities. There are currently no active or pending legal claims concerning environmental issues which could have a material adverse effect on Stora Enso's financial position.

For details on environmental liabilities and environmental legal proceedings, see Financials 2006 report.


KVÆRNER

Skoghall Mill has invested in an energy project including conversion of a boiler to use biofuels instead of oil.

Supporting global agreements on social responsibility

Stora Enso supports the United Nations Universal Declaration of Human Rights and the Core Conventions of the International Labour Organization (ILO). These international multilateral treaties guide Stora Enso's operations in areas where local legislation is weak or non-existent. Based on these agreements, Stora Enso has developed its own principles for managing social responsibility.

Focus areas for 2006 included broadening the coverage of social management systems, increasing gender diversity, and improving occupational *health and safety* performance.

At Stora Enso, each unit must develop related action plans and define key performance indicators by the end of 2007. These social management systems help units to identify and manage the most significant social aspects of their operations. By the end of the year 48.5% of the Group's employees were covered by these management systems. In addition, 11 units started to create their social responsibility action plans during 2006.

Aspects most commonly identified as crucial in the units include business practices, employee health and safety, internal and external communications, and the management of social responsibility along the supply chain. During 2007, Group-wide indicators will be developed on the basis of these results.

Many ways to manage diversity

A key component of Stora Enso's workforce strategy is to continuously emphasize and develop diversity within the Group. To be a successful global company, Stora Enso believes in fostering and respecting diversity in all its forms including country cultures, ethnic origins, gender, ideas and styles and expects the leaders of the Group to take an active role in promoting diversity as part of their leadership responsibilities and as a key consideration in defining future business success.



A key component of our workforce strategy is to continuously emphasise and develop diversity within our company. To be a successful global company, we believe in fostering and respecting diversity in all its forms including country cultures, ethnic origins, gender, age, ideas and styles. We expect the leaders of our company to take an active role in promoting diversity as part of their leadership responsibilities and as a key consideration in defining future business success.

- Jukka Härmälä, CEO

Where nationality ratios are concerned, the number of employees in China, Germany and Russia have increased due to acquisitions and expanding operations. Stora Enso's total workforce decreased due to the sale or closure of mills, staff reductions and outsourcing carried out as part of two major profitability improvement programmes.

The average age of Stora Enso's employees is rising, mainly because many employees in the Nordic countries are approaching retirement age. This enables the active use of early retirement and pension schemes in connection with workforce reductions. However, this also means that action needs to be taken to ensure that knowledge and capabilities are retained and transferred within the Group's operations.

Trends in gender diversity

In 2006, the WISE (Women in Stora Enso) network was strengthened with new members. Work has focused on continuing work with the related action plan, and finding best practices. For 2007,



Employee distribution and contracts by country

Number of employees per country[1]	2002	2003	2004	2005	2006	% share 2006	Union memberships[2],% 2006	Employee contracts in 2006 [3], % Full time	Part-time	Average age (years)
Finland	14 676	14 479	13 820	13 596	12 879	28.2	92	97	3	46.0
Sweden	9 187	9 068	8 848	8 523	8 128	17.8	99	94	6	45.5
Germany	4 761	4 785	4 734	5 165	5 786	12.7	67	98	2	41.9
USA	5 731	5 182	4 644	4 454	4 314	9.5	71	99	1	46.7
Russia	581	741	1 710	1 927	2 199	4.8	N/A	99	1	37.3
Poland	83	75	69	1 936	1 848	4.0	46	100	0	42.4
France	1 333	1 312	1 260	1 345	1 307	2.9	4)	98	2	43.2
Austria	1 189	1 226	1 261	1 278	1 227	2.7	55	99	1	36.6
China	816	811	849	919	1 067	2.3	-	93	7	34.6
Estonia	132	1 140	970	1 079	1 045	2.3	N/A	100	0	36.5
Belgium	645	623	603	633	715	1.6	4)	93	7	41.4
Netherlands	858	829	954	945	697	1.5	N/A	87	13	42.6
Canada	850	849	775	664	608	1.3	82	100	0	45.3
Other countries	3 011	3 144	3 282	3 702	3 811	8.4	-	98	2	39.8
Total, average	43 853	44 264	43 779	46 166	45 631	100.0				
Total, year end	42 461	42 814	45 307	46 664	43 887			97	3	43.2

[1] Source: financial accounting [2] % of union members amongst blue-collar workers in 2006 [3] Source: HR statistics database [4] In these countries it is illegal to collect union membership data

Diversity indicators

	2002	2003	2004	2005	2006	
Gender distribution						
Female	19%	18%	18%	19%	18%	
Male	81%	82%	82%	81%	82%	
Women in management						
Board of Directors	0%	9%	9%	10%	20%	2 women
Management Group	0%	4%	4%	5%	5%	1 woman
Divisional management teams	5%*	7%*	7%*	3%*	4%	2 women
Staff unit management teams	-	14%	23%	19%	19%	54 women
Unit management teams	14%	16%	17%	18%	17%	150 women
Women in recruitment						
Permanent hires	-	25%	26%	19%	21%	
Permanent hires, bachelor's or higher degree	-	33%	38%	33%	40%	
Temporary contracts	-	32%	28%	27%	25%	
Women in HR Development						
Stora Enso Management Programme	11%	30%	24%	25%	21%	
Stora Enso Executive Progamme	14%	3%	25%	12%	22%	
Management audits: early career talents	-	20%	28%	26%	27%	
Management audit: TOP 200	-	-	-	-	19%	
Total in Talent Pools	-	-	-	-	23%	

*) The figures are not comparable with 2006 figure due to organisational changes. Source: HR statistics database

Age distribution


35%
30%
25%
20%
15%
10%
5%
0
<20
21-30
31-40
41-50
51-60
>61
2006
2005
2004
2003
2002

Source: HR statistics database

Stora Enso has set a target to train female candidates for management vacancies as part of the 2007, Management Audit Process. During 2007, the Group will continue with the WISE network meetings and establish a pilot mentor programme for WISE Network members.

Currently, 23% of potential future managers in Stora Enso's talent pool are women and 27% of identified young talents are female. This is proportionally higher than the proportion of women in Stora Enso's whole workforce (18%). These figures correspond to the amount of women in the human resource management programmes Stora Enso Manager and Stora Enso Executive.

Talent management

The Group is investing in its employees' competence development in different ways. Employees are offered opportunities to participate in different types of training at Group, regional and business unit level. Many tailor-made leadership and business knowledge courses are also offered to divisions and business units. These courses cover a broad range of topics from leadership training to business environment. All Group-level courses contain a sustainability module.

Stora Enso is currently running many different rotation activities in order to increase the employees' business knowledge and competence. One Group-level initiative, known as Go!, consists of a rotation programme for Early Career Talents.

Read more about Stora Enso's human resources strategy in the Company 2006 report on pp. 32–33.

Employee relations

The majority of Stora Enso employees are members of trade unions. However, the data on union membership is not complete, as it is not legally possible to collect such information from all countries where Stora Enso operates. Stora Enso has employee representatives in several Group, divisional and unit level committees. Employee relations are managed on a national level.

In Europe, the annual works council meeting was organised in March 2006, involving 30 employee representatives from several EU countries. Topics discussed included the CEO's review, the Profit 2007 programme, and reviews of the product divisions.

The North American Works Council (NAWC) also met during 2006. The Council aims to create a shared perspective on business results and strategies through open dialogue, and to share information on business results with all employees.

Labour disputes

Port Hawkesbury Mill was shutdown on 26 January when Stora Enso declared a lock-out of the unionised workforce after representatives failed to agree to the mill's final contract offer. Contract negotiations ended when the union ratified a new collective agreement on 20 June, which will run until 31 May 2009. The mill restarted its operations in October.

As part of the Asset Performance Review, Stora Enso permanently shut down two paper machines at **Corbehem Mill**. A group of employees and union members offered to acquire the two machines, but an agreement was not reached. This resulted in demonstrations and court actions against Stora Enso. The court ruled that Stora Enso has conformed to French laws during the process.

In Belgium, workers at **Langerbrugge Mill** went on strike in October 2005, claiming that the salary increase offered was not acceptable. After 11 days the majority of the workers voted to return to their jobs, thus ending the strike.

After the strike, Stora Enso dismissed two shop stewards from the mill, as they did not command respect among the majority of the employees or other union representatives. However, this dismissal



caused demonstrations at the mill. Stora Enso has followed Belgian legal procedures for dismissals, and paid an indemnity to the two former employees. No lawsuit was filed regarding this incident.

Employees of the **Finnish paper industry** were on strike 15–17 May, stopping production at Stora Enso's mills. In addition, the clerical employees not covered by the collective labour agreement went on strike 17–18 May. According to the employees, the reason for these strikes was the Finnish forest industry's reductions in workforce. The employers' representatives consider these strikes to be illegal, and have taken the cases to Finnish labour court.

Reductions in workforce

One of Stora Enso's social responsibility principles addresses responsible reductions in workforce. This principle is based on respect for the individual and sensitivity to the employees' needs. Group-wide guidelines for responsible reductions in workforce define responsible practices, principles, processes and tools, and they are to be used across the whole organisation in all personnel reduction cases.

The background, reasons, and rational behind reductions in the workforce are to be clearly communicated by managers and supervisors to all employees affected. Decisions related to restructuring must be unbiased and based on openly communicated criteria. Factors such as the need to maintain diversity and prevent discrimination also have to be considered.

Hammarby closure – intensive co-operation between all stakeholders

In November 2005, Stora Enso decided to close down Hammarby Mill in Sweden. There were 85 people employed at the mill, which was located in a very small village with only 300 households.

The overall objective agreed during the closure process was to find new jobs for all employees affected by the closure. This process was initiated by contacting the regional and local government authorities, as well as all network organisations like Swedish Council of Outplacement, to receive their support during the process.

Altogether 37 people showed interest in retraining. Eight persons were employed by an external company that provides sheeting services to Fors Mill in Sweden. Some 30 people were employed on temporary contracts by a steel manufacturer located in a nearby village.

Voluntary employees at Fors Mill were offered early retirement packages and 17 people accepted this offer. These retirees were replaced by workers from Hammarby Mill. By the end of the closedown, around 90% of Hammarby's employees were working in permanent or new temporary positions at Stora Enso or external companies, and a new entrepreneur was also found to buy the mill premises.

Discussions with stakeholders have confirmed that the closure of Hammarby Mill was well-planned and executed. The negotiations held with unions during the process were very constructive, and co-operation with the local authorities was also fruitful. All Stora Enso's Swedish units and networks were involved throughout the process.

Open communication ease Varkaus shutdown

In October 2005, Stora Enso announced the shutdown of one paper machine at Varkaus Mill, Finland due to the machine's old age and poor profitability. Altogether 800 people were affected by the decision.

The planning of the shutdown started immediately. The overreaching principle applied during the shutdown was that co-operation and communications should be honest, direct and consistent. A survey of resource requirements was carried out in order to find out the future organisation structure, map the experiences and knowledge profiles of the employees.

During the process, the need for a total staff reduction of 155 was identified with relocation being a possibility for 70 of these employees. In the end, 65 persons were offered a retirement or unemployment pension package, 39 temporary contracts were cancelled and 45 contracts needed to be terminated, meaning that a total of 143 persons were made redundant.

The reasons behind these redundancy decisions were clearly communicated to the employees. The HR department ensured that the process was conducted fairly and even-handedly. The supervisors were trained to support the employees through these discussions.

All employees were offered various support services including written information, psychological services, voluntary crisis discussions, and meetings with the labour market authorities. A Questions & Answers service was also made available on Stora Enso's intranet to promote openness during the process.

Retraining, coaching, outplacement services and change support were also organised on a voluntary basis. A special labour forum was held to exchange information about job opportunities within the metal industry and other companies located in the same region.

Major reductions in 2006

Due to the Asset Performance Review, Stora Enso divested Grycksbo Mill and Linghed Sawmill in Sweden, Pankakoski Mill in Finland, Celbi Pulp Mill in Portugal and Wolfsheck Mill in Germany and the 1 280 employees were transferred to the new owners.

Wood Supply Russia – 490 employees due to restructuring and reorganisation. 17 employees were eligible for old-age retirement and 12 positions were outsourced. Employees were offered voluntary severance packages and outplacement services.

Corbehem Mill – 394 employees due to shutting down two paper machines in conjunction with the APR programme. Two employees accepted internal job transfers, 75 employees retired early and the remaining employees have been offered voluntary severance packages, outplacement services and further education.

Papyrus – 221 employees were made redundant at various Papyrus companies in Europe due to reorganisations and continuous efficiency work.

Varkaus Mill – 143 employees were made redundant due to the shutdown of PM1. Read more on p. 38.

Berghuizer Mill – 147 employees, due to cost savings. 58 employees were outsourced, 25 accepted early retirement, one retired, one qualified for disability pension. Voluntary severance packages, outplacement services and training were offered.

Stora Enso Poland – 120 employees, due to restructuring and Profit 2007 cost-cutting programme. Ten persons found new jobs through internal transfers, three retired, 25 early retirements and nine temporary contracts were not renewed. Voluntary severance packages, outplacement services and other forms of support were offered to the 80 persons let go.

Sales offices – 96 employees were made redundant at various sales offices due to Profit 2007 cost-cutting programme.

Imatra Mills – 96 employees, due to restructuring. 71 were eligible for old-age retirement and 25 received unemployment pensions.

Hammarby Mill – 85 employees were affected by the closure of the mill. Read more on p. 38.

Uetersen Mill – 85 employees, due to Profit 2007 cost-cutting programme. The mill was under scrutiny as part of the APR programme. Six employees found jobs through internal transfers, 25 retired, seven temporary contracts were not renewed and individual early retirement plans were made. Further education was offered, and 65 were offered voluntary severance packages and 20 people were offered outplacement services.

Norrsundet and Skutskär pulp mills – 54 employees, due to cost cutting. Two found other jobs through internal transfers, 33 employees retired early, nine retired, eight temporary contracts were not renewed and 12 were let go. They were offered voluntary severance packages, outplacement services and further education.

Wood Supply Finland – 54 employees due to the development of wood terminal operations and forestry work, and to increase productivity. 18 employees found new jobs at Stora Enso mills, eight employees retired, 22 accepted unemployment pension packages, four temporary contracts were not renewed and two employees were let go.

Honkalahti Sawmill – 52 employees were laid off due to decreased production. 27 accepted unemployment pension packages, two temporary contracts were not renewed and 23 employees were given notice.

Reisholz Mill – 50 employees. Five employees found jobs through internal transfers, six retired, 20 retired early, two temporary contracts were not renewed. Voluntary severance packages, outplacement services and further education were offered.

Packaging Finland – 47 employees, due to restructuring and outsourcing. 29 temporary contracts were not renewed, 13 employees retired and five accepted unemployment pension packages.

Wood Supply Sweden – 39 employees due to cost cutting and outsourcing. 10 retired, five accepted early retirement packages. Voluntary severance packages and outplacement services were offered to and accepted by 24 employees.

Stevens Point Mill – 31 employees due to the closure of PM31 and an off-machine coater. Six found jobs through internal transfers. Voluntary severance packages were offered.

Keräyskuitu Mill – 34 employees were made redundant due to the closure of the mill. Seven employees found jobs through internal transfers, four retired and nine accepted unemployment pension packages. Outplacement services were offered to all.

Summa Mill – 30 employees, due to restructuring. One found a new job through an internal transfer, eight retired and 21 retired early.

Anjalankoski Mill – 27 employees due to centralising service functions, outsourcing and cost-cutting. Opportunities for internal transfer were identified for seven employees, nine employees retired, seven accepted unemployment pension packages and four positions were outsourced.

Still room for safety improvement

Safety improvement actions resulted in better safety in 2006, but the need to improve safety performance still represents a considerable challenge. The number of fatal accidents has diminished, and the average accident rates were slightly lower than in 2005. However, three fatal accidents occurred at 2006, and safety performance levels at several units are not yet up to expectations. There is a special need to focus on occupational health and safety (OHS) in emerging markets, to ensure that Stora Enso's high performance expectations will be met.

Fatal accidents

On 27 January, an employee of a contractor company working for Wood Supply Baltic in Lithuania died from injuries sustained from a falling piece of tree during manual logging.

On 9 November, an employee of Launkalne Sawmill in Latvia died from injuries sustained from a fall in the log sorting area.

On 4 December, an employee of a supplier of Barcelona Mill died from injuries sustained while unloading bales of recovered paper from the supplier's truck at the mill site.

Investigations into the Gruvön Sawmill fatality case from 2005 were finalised in 2006. According to the authorities, the accident was work-related. The most probable cause for this accident, which had no eye-witnesses, was that the employee had been hit on the head by a falling board.

Accident rates

According to the Group target, the lost-time accident rate at each unit should be in the upper quartile within the national forest industry. The corporate average lost-time accident rate in 2006 was 16.9 accidents per one million worked hours, down from 17.1 in 2005. The rate of all accidents in the workplace was 45.9 in 2006, compared to a corresponding rate of 52.1 in 2005. Injuries requiring first aid occurring at the US units have been included in the statistics for the second year in 2006,



Accident rates and absenteeism[1]

	2002	2003	2004	2005	2006
Accident rates					
Lost-time accidents					
○ number of accidents per million worked hours	24.0	20.6[2]	20.4	17.1	16.9
○ number of accidents per 100 employees	4.0	3.5[2]	3.5	2.8	2.9
All accidents in the workplace					
○ number of accidents per million worked hours	52.5	46.2[2]	49.4	52.1	45.9
○ number of accidents per 100 employees	8.7	7.8[2]	8.3	8.5	7.7
Absenteeism					
Absenteeism due to sickness and accidents					
% of total theoretical working hours	4.9	4.8	4.6	4.5	4.5

[1] Stora Enso's own employees only

[2] Correction: Imatra Mills reported incorrect figures for accident rates for 2003, and due to the large size of this unit the figures had an effect on the Group averages. The figures presented here have been corrected.

and this still has an effect on the overall accident rate.

As before, there were still marked differences in safety performance between different countries and between different units within specific countries, clearly indicating that it is worthwhile to continue on-going safety improvement projects and actions. More specific figures for Finland, Germany, Sweden and North America are reported below as they cover altogether 70% of the Stora Enso personnel.

In Finland, the average lost-time accident rate at Stora Enso's pulp, paper and board mills was 28.6 per one million worked hours (29.9 in 2005). For comparison, the national pulp and paper industry average in 2005 (the latest available figure) was 27.5 per one million worked hours. In 2006, 8 out of Stora Enso's 33 Finnish pulp, paper, board and maintenance units belonged to the best quartile of the Finnish pulp and paper industry in this respect, with 17 units having a lost- time accident rate better than the national average. The corresponding figures for Stora Enso's sawmills were 57.6 (48.5 in 2005), compared to 48.7 for the whole Finnish sawmill industry. One sawmill belonged to the best quartile and 4 were better than the national average in this respect.

In **Germany**, the average rate of accidents causing absenteeism of four days or more was 11.3 per one million worked hours in 2006 (11.1 in 2005). The corresponding national paper industry average was 19.8 in 2005.

In **Sweden**, the average lost-time accident rate at Stora Enso pulp, paper and board mills was 9.5 per one million worked hours (10.0 in 2005). The national pulp and paper industry average in 2005 was 12.2 per one million worked hours. 2 out of Stora Enso's 10 Swedish pulp, paper, board and maintenance units belonged to the best quartile of the Swedish pulp and paper industry, with 8 units being better than the national average. At Stora Enso's Swedish sawmills, the lost-time accident rate was 19.9 (26.5 in 2005).

In **North America,** the average lost-time accident rate at Stora Enso's pulp, paper and board mills was 7.1 per one million worked hours (8.5 in 2005), compared to the American Forest and Paper Association 2005 average of 3.8. None out of 9 Stora Enso's North American mills belonged to the best national quartile, and 2 were better than the national average.

Absenteeism

According to the Group target, the absenteeism rate at each unit should be lower than the national forest industry average. The corporate average rate of absenteeism due to illnesses and accidents was 4.5%, having been the same in 2005. There are still marked differences in absenteeism rates between different countries and units, partly related to cultural differences and compensation practices.

In **Finland**, the average absenteeism rate at Stora Enso pulp, paper and board mills was 7.0% (6.5% in 2005), compared to the 2005 national pulp and paper industry average of 7.0%. The average for Stora Enso's Finnish sawmills was 5.9% (6.0% in 2005), with the national industry 2005 average being 6.1%.

In **Germany**, the average absenteeism rate was 4.3% (4.7% in 2005).

In **Sweden**, the average absenteeism rate for Stora Enso's pulp, paper and board mills was 4.6% (4.7% in 2005), compared to the Swedish pulp and paper industry national average of 5.4% in 2005. The average absenteeism rate for the whole Stora Enso organisation in Sweden was 4.5% (4.7% in 2005). The Group's Swedish units have set a target that 40% of all employees should be in the category of "long-term healthy employees", i.e. persons who have been employed for at least three years, and have not been on sick leave during two consecutive years. This target was met in 45% of the units.

In **North America**, the average absenteeism rate was 2.0% (2.7% in 2005).

According to the Group guidelines, Stora Enso units shall also monitor and report accident rates among contractors' employees who are working within their premises. Coverage of this reporting is improving but not complete yet.

OHS certificates and safety audits

The Group target is that all production units should have a certified OHS management system in place by the end of 2007. By the end of 2006, a total of 32 OHS management system certificates had been issued according to OHSAS 18001 or equivalent standards, covering 47 units.

Regular external audits are run by the certification bodies at the OHS-certified units. Internal safety auditing systems are also in place as an essential part of safety improvement efforts, and 33 internal safety, health and loss protection audits were conducted during 2006. These internal audits revealed that the majority of the audited units already had quite good OHS management systems and guidelines in place, but there is still generally a need to integrate occupational health and safety issues into everyday activities more comprehensively, in order to improve overall OHS performance.

Emerging markets

Stora Enso is increasingly involved in emerging markets: China, Latin America and Russia. A strong focus on OHS issues is also an essential part of the Group's social responsibility approach in these areas.

The safety improvement programme launched at Wood Supply Russia in spring 2005 was implemented accordingly, and concluded in September 2006. During 2006, there were no fatal accidents in the operations of Wood Supply Russia.

At the on-going Huatai paper mill project in Dongying, China, a joint venture with Shandong Huatai Paper Co., Ltd., special emphasis has been placed on safety training for construction personnel and compliance with safety regulations and guidelines.

Employee satisfaction

By the end of 2006, a total of 34 747 persons (79% of the total Stora Enso workforce) had been covered by the standardised employee satisfaction survey. When analysing the survey results, four indexes are calculated on the basis of respondents' answers to selected sets of questions. Group averages and ranges for these four indexes have been derived for the surveys run in 2006:

- Employee Satisfaction Index 58.2 (47.7–82.6)
- Organisational Culture Index 56.7 (47.1–86.1)
- Competence Index 61.2 (50.4–84.3)
- Talent Index 60.7 (48.4–85.6)

There are still marked differences in the scores between different units, and many units have identified specific areas for improvement. *Profit 2007* and Asset Performance Review programmes have had a slightly negative effect on employee satisfaction in some units. Stora Enso is continuing to promote employee satisfaction and well-being by taking concrete actions based on the survey results and other feedback from employees.

Rewarding top OHS performer

For the first time, Stora Enso has presented an award to the Group's top OHS performer as part of the Business Excellence Award. The winner for 2006 was Duluth Mill in USA, where there has been a continuous focus on OHS issues. The lost-time accident rate and absenteeism rate have been well below the Stora Enso average and also low by US pulp and paper industry standards. The unit has also been well rated in internal safety audits.



Addressing customers' sustainability concerns

During summer 2006, Stora Enso organised interviews on sustainability matters with 15 key customers. In addition, sales managers at more than 20 Stora Enso sales offices worldwide were interviewed about their customers' perspectives.

The purpose of these interviews was to identify the sustainability issues that are most important for Stora Enso's customers, and to find out how they would like the Group to address these issues.

According to the interview results, customers generally appreciated Stora Enso's sustainability performance and many see Stora Enso as a sustainability leader in the forest industry. The customers also recognised the importance of the sustainability of both the raw material supply and production.

Read more about stakeholder reviews on pp. 8–9.

Supporting customers

The Customer Support Team is one of the Sustainability Committee's four support teams. It addresses the customer concerns about sustainability, and ensures that their requests are met with consistent and well-managed messages. The team also oversees the formulation of core messages and information support for Stora Enso's global sales network and customers.

Sales office sustainability co-ordinators are the first point of contact between Stora Enso and the customer regarding sustainability issues. On more complex questions, the staff of Stora Enso's specific sustainability functions, such as Social Responsibility, Environment, Energy Services, Research and Wood Supply, can also provide support for customers and their stakeholders.

Renewable and recyclable products

All of Stora Enso's paper, board and wood products are made from a renewable resource – wood, and at the end of their life cycle, they can all be recycled. Stora Enso's products are also safe to use. Stora Enso studies the effects of its products' life cycles as part of product and process development.

Reducing environmental impacts

By setting targets and using environmental management systems, Stora Enso reduces the various environmental impacts of its products. Information on these impacts is available in mill-specific EMAS statements, and in Paper Profiles which are product declarations that contain information on the environmental impacts of specific paper types. Paper Profiles are available for paper grades produced by Stora Enso mills in Belgium, China, Finland, France, Germany, the Netherlands and Sweden. EMAS statements are published at **www.storaenso.com/emas.**

Meeting product safety standards

Stora Enso uses hygiene management systems to ensure that all board products that come into direct contact with food or pharmaceuticals meet product safety requirements. Nearly all of Stora Enso's mills producing such board have already had their hygiene management systems certified, or are in the process of doing so.

Increasing use of ecolabels

Many of Stora Enso's mills are now labelling their products with information on forest certification systems or ecolabels. For example, Stora Enso's office papers may use the Nordic Swan ecolabel, which is widely recognised in the Nordic Countries. In 2006, Stora Enso's US mills introduced a range of FSC-certified coated papers. These papers contain at least 10% fibre content that comes from FSC-certified forests.

Recycling customer's products

Stora Enso's customer, the global consumer packaging company Huhtamaki, is a major supplier of paper cups, containers, plates and trays to fast food restaurants, food service operators and food manufacturers.

Huhtamaki sees sustainability issues as increasingly important in their choice of packaging solutions, especially concerning the renewability of raw materials and the potential for recovery. Board packaging solutions also play an important role in making food and beverages easily available to modern, busy consumers.

For example, Stora Enso's Corenso Board Mill in Varkaus, Finland, annually produces about 95 000 tonnes of coreboard from recovered fibre, including paper cups, plates, general packages and trays, as well as milk and juice cartons. During the process fibres are recycled to produce core board and plastic coatings are combusted to generate energy. Aluminium coating from beverage cartons can also be recovered and sold externally.

Huhtamaki is a consumer packaging and specialty packaging company with operations in more than 30 countries. It has about 15 000 employees and net sales totalled EUR 2 244 million in 2005. Huhtamaki has been included in the Dow Jones STOXX Index since 2003.

Pioneering sustainable forestry in Russia

The Tikhvin-Chalna project, started in 2004, is a joint project with customers and wood suppliers to further improve the social and environmental aspects of wood procurement from Russia, and to communicate the results openly. Six of Stora Enso's partners along the entire wood supply chain have joined this co-operation: Russian logging companies Russkiy Les and Shuyales, and customers Axel Springer, The Random House Group UK, Tetra Pak and Time Inc. External reviews were provided by a research institute, the Karelian Research Center, and a non-governmental organisation, Transparency International.

The project team focused on the legality of wood, labour conditions, and forest certification. Community involvement was identified as a fourth priority area.

During the project, the partners reviewed and upgraded their sustainability policies, guidelines, supplier requirements, and management systems. Risk and gap analyses were also developed to recognise all legality, safety and environmental risks.

The logging companies adopted new technical tools such as environmental data mapping systems and a GPS system for monitoring logging and transportation vehicles, to ensure the legality of wood. The adoption of new logging technology and an extensive training programme resulted in improved labour safety.

Furthermore, five of Stora Enso's Russian subsidiaries prepared more than 400 000 hectares of lease areas for FSC forest management certification.

Results and best practices from Tikhvin-Chalna are shared with other Russian wood suppliers through supplier training.

Read more at www.tikhvinproject.ru

Unit	Number of employees b)	Product	Production c)	Recovered fibre d)	Certificates EMAS	ISO 9001	ISO 14001	OHSAS 18001	Chain of custody	Social ponsi manage syste
Baltic countries										
Stora Enso Packaging Tallinn, Tartu, Riga and Kaunas mills	259	❺	45 000			x				
Belgium										
Langerbrugge Mill	431	❶	501 000	x	x	x	x			
Brazil										
Arapoti Mill j)	118	❶	66 000							
Canada										
Port Hawkesbury Mill	608	❶	94 000			x	x			x
China										
Suzhou Mill	665	❷	174 000			x	x	x		x
Finland										
Anjalankoski Mill	1 153	❶❸	661 000		x	x	x	x	FSC/PEFC	x
Enocell Pulp Mill	324	❹	655 000		x	x	x	x	PEFC	x
Heinola Fluting Mill	305	❸	275 000	x	x		x	x	PEFC	x
Imatra Mills	2 365	❷❸❹	1 214 000		x	x	x		FSC/PEFC	x
Kemijärvi Pulp Mill	228	❹	227 000		x	x	x		PEFC	x
Keräyskuitu k)	11	❹	22 000							
Kotka Mill	617	❶❸❺	315 000		x	x	x	x	PEFC	x
Oulu Mill	1 023	❷❹	1 017 000		x	x	x	x	PEFC	x
Pankakoski Mill k)	185	❸	43 000		x		x		PEFC	
Stora Enso Packaging, Lahti, Heinola, Ruovesi, Tiukka mills	769	❺	95 000		x	x	x			x
Summa Mill	471	❶	400 000		x	x	x		FSC/PEFC	
Varkaus Mill	1 103	❶❷❸❺	674 000	x	x	x	x		PEFC	x
Veitsiluoto Mill	1 284	❶❷❹	897 000		x	x	x	x	FSC/PEFC	x
France										
Corbehem Mill	807	❶	286 000		x	x	x		PEFC	
Germany										
Baienfurt Mill	472	❸	192 000		x	x	x	x		
Kabel Mill	1 065	❶	492 000		x	x	x	x	PEFC	x
Maxau Mill	859	❶	673 000	x	x	x	x	x	FSC/PEFC	
Reisholz Mill	384	❶	197 000		x	x	x		PEFC	
Sachsen Mill	361	❶❹	363 000	x	x	x	x	x		
Uetersen Mill	499	❷❸	251 000		x	x	x			
Wolfsheck Mill k)	90	❶❸	67 000		x	x	x	x	FSC/PEFC	
Hungary										
Stora Enso Packaging Páty Mill	108	❺	7 000			x	x			
Malaysia										
Pasir Gudang Mill	41	❺	6 000			x	x			
Netherlands										
Berghuizer Mill	342	❷	222 000		x	x	x	x	FSC/PEFC	
Poland										
Ostrołęka Mill	1 126	❸❺	309 000	x		x	x	x		x

Footnotes

a) See pages 44–47 in the Sustainability 2005 report for unit-specific environmental data for years 2004 and 2005.

b) Source: financial accounting database

c) Figures refer to sales production excluding inventory changes. Production of sawn timber is reported in m^3, other products in metric tonnes.

d) Mills using recovered fibre as raw material (fully or partly).

e) Waste is reported in its dry state.

f) Reported on the basis of country-specific definitions applied in national regulations. Heinola Fluting Mill figure includes 1 090 tonnes of contaminated soil.

g) Total sulphur is reported as SO_2 (sulphur dioxide) and includes all sulphurous compounds.

h) NOx is calculated as NO_2 (nitrogen dioxide).

i) All CO_2 figures are calculated using the WRI/WBCSD greenhouse gas protocol. Direct emissions from internal transport and indirect emissions from external transport and from purchased heat and electricity are excluded.

j) Acquired in 2006. Data only reflects period of ownership.

k) Sold or closed in 2006. Data only reflects period of ownership.

l) WQC serves Biron Mill and Wisconsin Rapids Mill.

m) WRC serves Stevens Point Mill and Whiting Mill.

n) No energy production on site.

o) Process water is treated in an external treatment facility.

p) Šabac excluded

...d- ...e)	Hazardous waste f)	SO_2 g)	NO_X h)	CO_2 fossil i)	CO_2 renewable i)	COD	AOX	Phosphorous	Nitrogen	Process water discharge
42	2			3		30				24
81	58	8	105	7 832	137 544	1 577		2.1	0	7 007
661	0	0	3	51	47 801	247				1 230
36	1	153	107	17 773	79 952	989		6.9	0.9	5 728
779	10	174	139	203 245		155		0.8	5.4	2 759
663	81	18	292	349 577	179 221	2 902		5.6	148.9	12 359
350	37	363	1 035	102 807	1 732 735	8 856	124.6	2.8	48.3	24 477
959	1 180	1 450	449	179 576	211 747	1 115		2.3	18.3	4 121
490	255	176	2 030	179 642	2 648 613	22 069	179	11.8	188.8	64 108
067	37	262	410	42 375	730 254	9 849	40.4	11.3	120.4	16 659
256	14	0		4 504		145		0.3	0.6	444
898	72	47	348	260 399	347 412	2 279		4.6	38	9 430
177	69	615	992	401 611	1 214 973	8 418	71.2	10	59.3	18 804
6	0	4	40	1 126	45 629	114		0.1	1.3	1 086
258	41	33	15	4 155						29
601	72	28	138	12 103	185 299	3 137		7.2	87	8 081
985	455	344	998	163 932	822 694	5 746	24.3	7.1	80.7	17 419
041	27	1 054	1 199	433 526	1 331 828	12 834	53.6	7.9	90.5	14 106
898	34	980	571	254 190		917	1.7	16.1	0	9 568
335	36	0	5	4 880		354	0.4	1.5	8.7	4 195
887	173	0 n)	17 n)	21 139		1 141	0.2	3.7	18.9	7 552
047	558	3	233	213 016	76 101	2 540	0.8	5.1	11.5	7 069
0	8	n)	n)	65		97 o)	0.1 o)	o)	o)	1 996
14	1	0	340	163 708	69 594	757	0.7	1.8	14.8	3 820
0	60	0	36	71 006		43 o)	0.1 o)	0 o)	0.3 o)	1 542
0	18	n)	n)			105	0.1	0.9	6.9	3 379
14	26	0	1	667						2
		0	0	1 132						
4	59	0	121	284 043		57	0.1	1	12.7	1 850
) 249	1	173	81	15 612	188 811	788		1.2	15.8	5 095

q) Mosina and Šabac excluded
r) Included in the primary mill figures
s) Employees belong to the Wisconsin Rapids Mill.
t) Water Quality Center is covered by the Wisconsin Rapids Mill ISO 14001 certificate.
u) Employees belong to the Whiting Mill.
v) Water Renewal Center is covered by the Biron & Whiting Mill ISO 14001 certificate.
w) Water Renewal Center is covered by the Biron & Whiting Mill OHSAS 18001 certificate.
x) See www.storaenso.com/certificates

Products

- ❶ = newsprint and magazine paper
- ❷ = fine paper
- ❸ = board and packaging paper
- ❹ = market pulp
- ❺ = converted products (e.g. cores, impregnated laminating paper, corrugated board)
- ❻ = laminating paper
- ❼ = wood products
- ❽ = red paint pigment

Unit	Number of employees b)	Product	Production c)	Recovered fibre d)	Certificates EMAS	ISO 9001	ISO 14001	OHSAS 18001	Chain of custody	Social ponsib manage syste
Poland and Serbia										
Stora Enso Poland Łódź, Mosina, Tychy and Šabac mills	495	❺	65 000			x p)	x q)	x q)		x
Portugal										
Celbi Pulp Mill k)	256	❹	182 000		x		x	x	FSC	
Russia										
Stora Enso Packaging										
Arzamas Mill	169	❺	47 000			x				
Balabanovo Mill	305	❺	80 000			x				
Spain										
Barcelona Mill	281	❸	157 000	x	x	x	x			
Sweden										
Falu Rödfärg	12	❽	1 000		x		x			
Fors Mill	809	❸	357 000		x	x	x	x		x
Fors Mill, Hammarby k)	r)	❺	7 000		x	x	x	x		x
Grycksbo Mill k)	120	❷	65 000		x		x			
Hylte Mill	855	❶	788 000	x	x	x	x	x		
Kvarnsveden Mill	1 011	❶	857 000		x	x	x			
Norrsundet Pulp Mill	349	❹	290 000		x		x		FSC	
Nymölla Mill	833	❷❹	431 000		x	x	x		PEFC	x
Stora Enso Packaging Jönköping, Vikingstad and Skene mills	518	❺	84 000			x	x			
Skoghall Mill	1 188	❸	683 000		x	x	x		FSC/PEFC	x
Skoghall Mill, Forshaga	r)	❺	105 000		x	x	x		FSC/PEFC	x
Skutskär Pulp Mill	488	❹	522 000		x	x	x		FSC	
USA										
Biron Mill	408	❶	323 000	x		x	x	x	FSC	
Duluth Mill	295	❶❹	303 000	x		x	x	x	FSC	x
Kimberly Mill	609	❷❸	591 000	x		x	x		FSC	
Niagara Mill	326	❶	213 000	x		x	x		FSC	x
Stevens Point Mill	256	❸	128 000			x	x	x		x
Whiting Mill	340	❶	172 000	x		x	x	x	FSC	
Wisconsin Rapids Mill	1 027	❷❸❹	652 000	x		x	x		FSC	
Water Quality Center l)	s)						t)			
Water Renewal Center m)	u)						v)	w)		
Corenso										
Corenso, core factories	863	❺	197 000		x)	x)	x)	x)	x)	
Corenso Finland, Pori Board Mill	110	❸	105 000	x		x	x	x		x
Corenso France, Soustre Mill	83	❸	87 000	x		x	x	x		
Stora Enso Timber										
Non-integrated sawmills	4 700	❼	6 195 000		43% x)	x)	78% x)	48% x)	x)	x
Integrated sawmills	321	❼	622 000		100% x)	x)	100% x)	40% x)	x)	x
Total pulp, paper, board and converted products, tonnes			17 929 000							
Total wood products, m³			6 817 000							
Grand total										

Footnotes

a) See pages 44–47 in the Sustainability 2005 report for unit-specific environmental data for years 2004 and 2005.
b) Source: financial accounting database
c) Figures refer to sales production excluding inventory changes. Production of sawn timber is reported in m³, other products in metric tonnes.
d) Mills using recovered fibre as raw material (fully or partly).
e) Waste is reported in its dry state.
f) Reported on the basis of country-specific definitions applied in national regulations. Heinola Fluting Mill figure includes 1 090 tonnes of contaminated soil.
g) Total sulphur is reported as SO_2 (sulphur dioxide) and includes all sulphurous compounds.
h) NOx is calculated as NO_2 (nitrogen dioxide).
i) All CO_2 figures are calculated using the WRI/WBCSD greenhouse gas protocol. Direct emissions from internal transport and indirect emissions from external transport and from purchased heat and electricity are excluded.
j) Acquired in 2006. Data only reflects period of ownership.
k) Sold or closed in 2006. Data only reflects period of ownership.
l) WQC serves Biron Mill and Wisconsin Rapids Mill.
m) WRC serves Stevens Point Mill and Whiting Mill.
n) No energy production on site.
o) Process water is treated in an external treatment facility.
p) Šabac excluded

d- e)	Hazardous waste f)	SO_2 g)	NO_x h)	CO_2 fossil i)	CO_2 renewable i)	COD	AOX	Phosphorous	Nitrogen	Process water discharge
117	1			6 278						33
334	20	48	229	27 768	341 532	3 436	15.5	34.1	31.9	5 870
250	4	1	4	3 092						26
510	5	1	3	4 831						65
812	43	0	89	188 403		1 378				1 924
1	1	1		741						
205	100	32	99	40 676	207 924	2 410	0.2	1.2	22	4 179
0	17			8						
7	0	43	16	22 877		26	0.1	0	1.7	441
214	297	12	262	71 164	225 440	1 853	1.4	3.6	31	7 148
115	230	57	216	79 263	313 531	3 305	1.8	3.9	121.7	13 458
319	197	470	374	40 321	890 350	4 680	28	14	56	13 800
145	84	491	522	0	884 455	13 236	4.9	14	116.1	31 205
16	15	4		3 537						
023	240	281	477	133 501	867 408	7 518	15.5	7.2	70.5	21 382
9	1			31						
961	27	522	756	72 991	1 489 220	10 801	64.8	27.3	247.9	21 955
291	1	5 377	2 247	476 524	16 082	o)	o)	o)	o)	8 517
886	0	0 n)	0 n)	313		o)	o)	o)	o)	5 849
893	125	1 732	658	333 687		260	2.6	9.1	21.8	11 801
062	1	1 076	699	194 330	25 446	1 773	7.5	8.5	9.8	8 139
228	1	0	36	69 687		o)	o)	o)	o)	3 811
693	1	201	456	103 848	38 989	o)	o)	o)	o)	3 521
740	1	1 529	1 955	321 156	1 369 437	o)	o)	o)	o)	26 387
823	0	0	0	169		15 438	40.7	10.2	109.7	36 577
778	0	0	0	188		764	0.7	3.2	37.9	8 104
072	6			5 821						29
61	3	2	3	962		499		0.1	6.5	602
245	11			22 393		278				502
292	399	13	571	5 539	354 269	300		5.7	3.9	400
609	4 815	17 764	18 804	5 618 248	16 720 020	154 914	681	248.5	1 862.5	444 578
292	399	13	571	5 539	354 269	300		5.7	3.9	400
901	5 214	17 777	19 375	5 623 787	17 074 289	155 214	681	254.2	1 866.4	444 978

q) Mosina and Šabac excluded
r) Included in the primary mill figures
s) Employees belong to the Wisconsin Rapids Mill.
t) Water Quality Center is covered by the Wisconsin Rapids Mill ISO 14001 certificate.
u) Employees belong to the Whiting Mill.
v) Water Renewal Center is covered by the Biron & Whiting Mill ISO 14001 certificate.
w) Water Renewal Center is covered by the Biron & Whiting Mill OHSAS 18001 certificate.
x) See www.storaenso.com/certificates

Products

❶ = newsprint and magazine paper
❷ = fine paper
❸ = board and packaging paper
❹ = market pulp
❺ = converted products (e.g. cores, impregnated laminating paper, corrugated board)
❻ = laminating paper
❼ = wood products
❽ = red paint pigment

Comparison of report content with the GRI guidelines

The Sustainability 2006 report follows the new Global Reporting Initiative (GRI) as far as it is appropriate and applicable to Stora Enso. The index below shows how and where Stora Enso addresses GRI indicators and the ten principles of the UN Global Compact in the Group's annual reports for 2006.

Stora Enso's reports in 2006
Company 2006 (CR)
Financials 2006 (FR)
Sustainability 2006 (SR)

● Fully reported
O Partially reported
○ Not reported
· Corresponds with the UN Global Compact

	Location	Level
PROFILE		
1. STRATEGY AND ANALYSIS		
1.1 Statement from the Chairman of the Sustainability Committee	SR 4-5	●
1.2 Description of key impacts, risks and opportunities	SR 4-5, 25	●
2. ORGANISATIONAL PROFILE		
2.1 *Name of the organisation*	SR 1	●
2.2 Primary brands, products and/or services	CR 4-5	●
2.3 Operational structure of the organisation	CR 42-44	**O**
2.4 Location of organisation's headquarters	CR 34	●
2.5 Countries in which the organisation's operations are located	CR cover	●
2.6 Nature of ownership and legal form	FR	●
2.7 Markets served	CR 4-5	●
2.8 Scale of the reporting organisation	SR 1	●
2.9 Significant changes during the reporting period	CR 56 SR 1	●
2.10 Awards received during the reporting period		○
3. REPORT PARAMETERS		
Report profile		
3.1 Reporting period	SR 1	●
3.2 Date of most recent previous report	SR 1	●
3.3 Reporting cycle	SR 1	●
3.4 Contact point for questions	SR cover	●
Report scope and boundary		
3.5 Process for defining report content	SR 8-9	●
3.6 Boundary of the report	SR 1	●
3.7 Specific limitations on the scope or boundary	SR 1	●
3.8 Basis for reporting on joint ventures, subsidiaries etc.	SR 1	●
3.9 Data measurement techniques	SR 1	●
3.10 Explanation of the effect of any re-statements of information	SR 1, 30, 44-47	●
3.11 Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied	SR 1	●
Assurance		
3.13 Policy and current practice with regard to seeking external assurance	SR 52	●

	Location	Level
4. GOVERNANCE, COMMITMENTS AND ENGAGEMENT		
Governance		
4.1 Governance structure	CR 34-39	●
4.2 Position of the chair of the board of directors	CR 40	●
4.3 Independent, non-executive directors on the board of directors	CR 34, 40-41	●
4.4 Mechanisms for shareholders and employees to *provide recommendations to the board of* directors		○
4.5 Executive compensation	FR Notes	**O**
4.6 Avoiding conflicts of interest	CR 34	●
4.7 Determining the qualifications and expertise board members need for guiding strategy on sustainability		○
4.8 Mission or values statements, codes of conduct, sustainability principles	CR 8 SR cover	●
4.9 Board-level procedures overseeing sustainability performance		○
4.10 Evaluating board performance with respect to sustainability performance		○
Commitments to external initiatives		
4.11 Addressing the precautionary approach or principle	SR 25	●
4.12 External charters, principles or initiatives endorsed	SR 4-5, 34	●
4.13 Memberships in associations	SR 9	●
Stakeholder engagement		
4.14 Stakeholder groups engaged	SR 8-9	●
4.15 Identification and selection of stakeholders	SR 8-9	●
4.16 Approaches to stakeholder engagement	SR 8-9	●
4.17 Responding to key topics resulting from stakeholder engagements	SR 8-9	●
5. MANAGEMENT APPROACH AND PERFORMANCE INDICATORS		
ECONOMIC INDICATORS		
Economic performance		
EC1. Direct economic value generated and distributed	SR 24-26	●
EC2. Risks and opportunities due to climate change	SR 21-23	●
EC3. Coverage of defined benefit plan obligations	FR Notes	**O**
EC4. Significant financial assistance from government	FR Notes	●

Stora Enso's reports in 2006
Company 2006 (CR)
Financials 2006 (FR)
Sustainability 2006 (SR)

● Fully reported
O Partially reported
O Not reported

Corresponds with the UN Global Compact

	Location	Level
Market presence		
EC5. Entry level wage compared to minimum wage		O
EC6. Spending on locally-based suppliers		O
EC7. Local hiring		O
Indirect economic impacts		
EC8. Infrastructure investments provided for public benefit	SR 29	**O**
EC9. Significant indirect impacts	SR 25	**O**
ENVIRONMENTAL INDICATORS		
Materials		
EN1. Materials used by weight or volume		O
EN2. Recycled materials used	SR 19	●
Energy		
EN3. Direct energy consumption	SR 21	**O**
EN4. Indirect energy consumption	SR 21	**O**
EN5. Energy saved through conservation and efficiency improvements	SR 21	**O**
EN6. Initiatives to provide energy-efficient or renewable energy based products	SR 21	**O**
EN7. Initiatives to reduce indirect energy consumption	SR 21	**O**
Water		
EN8. Total water withdrawal	SR 31	**O**
EN9. Water sources significantly affected		O
EN10. Total recycling and reuse of water	SR 11 SR 30-31	**O**
Biodiversity		
EN11. Location and size of land holdings in biodiversity-rich habitats	SR 13	**O**
EN12. Significant impacts on biodiversity in protected areas and biodiversity-rich areas outside protected areas		O
EN13. Habitats protected or restored	SR 13	**O**
EN14. Managing impacts on biodiversity	SR 17-18, 29	**O**
EN15. Species with extinction risk with habitats in areas affected by operations		
Emissions, effluents and waste		
EN16. Total direct and indirect greenhouse gas emissions	SR 44-47	**O**
EN17. Other relevant indirect greenhouse gas emissions		O
EN18. Initiatives to reduce greenhouse gas emissions	SR 21-23	**O**
EN19. Emissions of ozone-depleting substances		O
EN20. NO_x, SO_x, and other significant air emissions	SR 44-47	**O**
EN21. Total water discharge	SR 44-47	●
EN22. Total amount of waste	SR 44-47	**O**
EN23. Significant spills	SR 32	**O**
EN24. Transported, imported, exported or treated hazardous waste	SR 44-47	**O**
EN25. Water bodies and habitats affeced by discharges of water		O
Products and services		
EN26. Mitigating environmental impacts of products and services	SR 43	**O**
EN27. Reclaimable products and reuse	SR 19, 43	**O**
Compliance		
EN28. Fines and sanctions for non-compliance with environmental regulations	SR 32	●
Transport		
EN29. Environmental impacts of transportation	SR 15	**O**
Overall		
EN30. Environmental expenditures	SR 33	●
SOCIAL INDICATORS		
Labour practices and decent work		
Employment		
LA1. Breakdown of workforce	SR 36	●
LA2. Breakdown of employee turnover	CR 33	**O**
LA3. Employee benefits	SR 25	**O**
Labour/management relations		
LA4. Coverage of collective bargaining agreements		O
LA5. Minimum notice period regarding operational changes		O
Occupational health and safety		
LA6. Workforce representation in joint health and safety committees	SR 37	**O**
LA7. Injuries, lost days, absentee rates and fatalities	SR 40-41	●
LA8. Programmes to assist workforce members regarding serious diseases		O
LA9. Health and safety topics covered in trade union agreements		O
Training and education		
LA10. Average hours of training per year per employee	CR 33	**O**
LA11. Programmes for skills management and lifelong learning to support continued employability and manage career endings		O
LA12. Employees receiving performance and career development reviews		O
Diversity and equal opportunity		
LA13. Composition of governance bodies and employee breakdown	SR 36	**O**
LA14. Ratio of basic salary of men to women		O
Human rights		
Investment and procurement practices		
HR1. Human rights screening or clauses included in significant investment agreements	SR 25	**O**
HR2. Screening suppliers and contractors on human rights and actions taken	SR 14-19	**O**
HR3. Employee training on human rights	SR 37	**O**

Stora Enso's reports in 2006
Company 2006 (CR)
Financials 2006 (FR)
Sustainability 2006 (SR)

● Fully reported
O Partially reported
O Not reported

Corresponds with the UN Global Compact

		Location	Level
Non-discrimination			
HR4.	Actions taken in incidents of discrimination		O
Freedom of association and collective bargaining			
HR5.	Supporting right to freedom of association and collective bargaining in risk areas		O
Child labour			
HR6.	Measures taken to eliminate child labour in risk areas	SR 14-15, 18-19, 25	**O**
Forced and compulsory labour			
HR7.	Measures taken to eliminate forced and compulsory labour in risk areas	SR 14-15, 18-19, 25	**O**
Security practices			
HR8.	Human rights training for security personnel		O
Indigenous rights			
HR9.	Violations of indigenous people's rights and actions taken		O
Society			
Community			
SO1.	Management of impacts on communities in areas affected by activities	SR 29, 38-39	**O**
Corruption			
SO2.	Business units analyzed for corruption risks	SR 27	**O**
SO3.	Anti-corruption training	SR 37	**O**
SO4.	Actions taken in response to incidents of corruption		O
Public policy			
SO5.	Public policy development and lobbying	SR 9	**O**
SO6.	Contributions to political parties, politicians and institutions	SR 27	●
Anti-competitive behaviour			
SO7.	Anti-trust and monopoly court cases	SR 27	●
Compliance			
SO8.	Fines and sanctions for non-compliance with laws and regulations	FR Note	●

		Location	Level
Product responsibility			
Customer health and safety			
PR1.	Assessment of health and safety impacts of products	SR 43	**O**
PR2.	Non-compliance with regulations concerning health and safety impacts of products		O
Product and service labelling			
PR3.	Product information required by procedures	SR 43	**O**
PR4.	Non-compliance with regulations concerning product information and labelling		O
PR5.	Customer satisfaction	SR 8-9, 43	**O**
Marketing communications			
PR6.	Adherence to marketing communications laws, standards and voluntary codes		O
PR7.	Non-compliance with marketing communications regulations and voluntary codes		O
Customer privacy			
PR8.	Complaints regarding breaches of customer privacy		O
Compliance			
PR9.	Fines for non-compliance concerning the provision and use of products and services		O

AOX
Adsorbable organic halogen compounds – a collective term for the amount of chlorine or other halogens bound to organic matter in waste water.

ATFS
American Tree Farm System – a US forest certification system.

Biofuels
Fuels derived from renewable raw materials, such as bark, black liquor or logging residuals.

BOD
Biological Oxygen Demand – a measure of the amount of oxygen consumed by micro-organisms in breaking down organic matter in effluent during a certain period.

CERFLOR
Sistema Brazileiro de Certificação Florestal – a Brazilian forest certification system endorsed by PEFC.

Chain-of-custody
Certified chain-of-custody systems are used to ensure that wood comes from certified forests. They are established and audited according to rules set by the relevant forest certification system, for example PEFC or FSC.

Combined heat and power
An efficient, clean, and reliable approach to generating power and thermal energy from a common fuel source

CO_2
Carbon dioxide – a gas formed during combustion and certain natural processes. Trees utilise carbon dioxide as they grow, through photosynthesis.

COD
Chemical Oxygen Demand – a measure of the amount of oxygen required for the total chemical breakdown of organic substances in water.

Controlled wood
FSC standard developed for wood without FSC forest management certification to ensure that wood in FSC-certified products is not mixed with wood from unacceptable sources.

CSA Z809
Canada's National Standard on Sustainable Forest Management – a Canadian forest certification system endorsed by PEFC.

De-inking
Chemical and mechanical processes used to separate inks from fibres when pulp is processed from recovered paper.

EMAS
Eco-Management and Audit Scheme – a voluntary environmental management system applicable in Europe, based on the EU EMAS Regulation.

ESIA
Environmental and Social Impact Assessment – a thorough study of the impact of an investment project on the environmental and social foundation of local communities.

Forest certification
A procedure whereby an independent third party inspects forest management and utilisation practices to assess compliance with a set of ecological, economic and social standards for sustainable forestry.

Fossil fuels
Solid, liquid or gaseous fuels formed in the ground over millions of years by chemical and physical changes in plant and animal residues under high temperature and pressure, e.g. oil, natural gas and coal.

FSC
Forest Stewardship Council – an international forest certification system.

GMP
Good Manufacturing Practice – a system designed to prevent hazards in food packaging processes.

Greenhouse gases
A collective term for following gases: carbon dioxide (CO_2), methane (CH_4), and nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), and sulphur hexafluoride (SF_6).

GRI
Global Reporting Initiative – a widely used set of guidelines for sustainability reporting.

HACCP
Hazard Analysis and Critical Control Point – a system designed to prevent hazards in food packaging processes.

ISO 14001
A global standard created for corporate environmental management systems by the International Organization for Standardization. Other ISO certifications cover issues including quality management (ISO 9001).

NGO
Non-governmental organisation

Nitrogen
An element common as a gas in the atmosphere. Excessive concentrations of nitrogen compounds in water can lead to increased biological activity, through eutrophication. Nitrogen is added during the waste water treatment process to aid in the breakdown of soluble organics.

NO_x
A collective term for the nitrogen oxides formed during combustion, which can contribute to the acidification of soil and water.

OHSAS 18001
A global standard created for occupational health and safety management by the International Organization for Standardization.

PEFC
Programme for the Endorsement of Forest Certification schemes – an international forest certification system.

Phosphorus
Excessive concentrations of phosphorus compounds in water can lead to increased biological activity, through eutrophication. Phosphorus is added during the waste water treatment process to aid in the breakdown of soluble organics.

REACH
The EU's new regulation covering the Registration, Evaluation, Authorization and Restriction of Chemicals

Recovered fibre
Fibre raw material produced from recovered paper.

Recovered paper
Used paper and board collected for re-use as fibre raw material.

SFI
Sustainable Forestry Initiative® program – a North American forest certification programme endorsed by PEFC.

SO_2
Sulphur dioxide – a gas formed when fuels that contain sulphur, such as oil and coal, are burned. Sulphur dioxide contributes to the acidification of soil and water.

Sustainability
Stora Enso equates sustainability with corporate responsibility in the broadest sense, including economic, environmental and social responsibility.

Traceability
The ability to trace the wood from the first reception point back to its forest origin.

Total Suspended Solids (TSS)
Measure of the amount of non-dissolved solid material present in water or waste water

Volatile Organic Compounds (VOC)
Any organic compound which participates in atmospheric photochemical reactions; a precursor to ground-level ozone formation

Abbreviations and conversion table for units of measurement

TJ: Terajoule (1 000 billion joules)
GWh: Gigawatt-hours (1 billion watt-hours)
TWh: Terawatt-hours (1 000 billion watt-hours)

1 million gallons = 3 785.4 cubic metres
1 short ton = 0.907 metric tonnes
1 million BTU = 1.055056 GJ
1 Great Lakes rough cord = 2.33 cubic metres of solid wood under bark (sub)

csrnetwork™
making csr a reality

csrnetwork is a business focused, corporate social responsibility consultancy organisation, bringing together specialists from the fields of environmental management, social accounting, and sustainable development. www.csrnetwork.com

SCOPE AND OBJECTIVES

Stora Enso commissioned csrnetwork to provide independent assurance on the sustainability information within the Stora Enso Sustainability 2006 Report (the Report). The objective of the assurance process was to check claims and review the arrangements for the management of social and environmental issues and the systems for collection of data. csrnetwork took account of the principles underlying the AA1000 Assurance Standard in designing the assurance process. Case studies are excluded from the scope of this assurance process. Financially related human resources data and environmental investment, cost and liability data is also excluded. The systems for collection of these data were reviewed, but no independent assessment of environmentally-related financial liabilities has been made. Verification of greenhouse gas releases for carbon emission trading will be subject to a separate regulatory process and is outside the scope of this assurance process.

RESPONSIBILITIES OF THE MANAGEMENT OF STORA ENSO AND THE ASSURANCE PROVIDERS

The management of Stora Enso has the sole responsibility for the preparation of the Report. This statement represents our independent opinion. We were not involved in the preparation of any part of the Report and we have no other contract with Stora Enso. This is the fourth year that we have acted as their independent assurance providers. A statement of impartiality relating to our contract with Stora Enso will be made available on request. The opinion expressed in this assurance statement should not be relied upon as the basis for any financial or investment decisions. The independent assurance team for this contract comprised Mark Line, Todd Cort, Katy Anderson and Richard Hughes. Further information, including a statement of competencies relating to the team can be found at www.csrnetwork.com.

METHOD

Basis of Our Opinion

Our work was designed to gather evidence on which to base our conclusions and to provide a limited level of assurance. We undertook the following activities:

- We conducted interviews in Stockholm, Helsinki and London with a selection of directors and senior managers responsible for areas of management and stakeholder relationships covered by the Report. The objective of these discussions was to understand Stora Enso's governance arrangements and management priorities;
- We discussed Stora Enso's approach to stakeholder engagement with relevant managers at both the Group and site levels, although we undertook no direct engagement with stakeholders to test the findings from these discussions;
- We conducted a general review of issues raised by external parties that could be relevant to Stora Enso's policies to provide a check on the appropriateness of statements made in the Report. This review included the findings from the United Nations Development Program Environmental and Social Impact Assessment for Stora Enso plantation development in Guangxi, China as well as an independent opinion obtained by Stora Enso regarding Greenpeace allegations relating to Wood Supply from Russia;
- The scope of our work included four operational site visits to: the mills situated at Ostrołęka, Poland and Suzhou, China; Wood Supply Finland's offices in Imatra, Finland and plantation operations in Guangxi province, China. Site-level sustainability data for January through September 2006 was reviewed during these site visits. We also discussed local management arrangements with managers at each site;
- We reviewed full 12-month sustainability data collated at the corporate level, and claims made in the Report. The external assurance team worked in parallel with, but independently from, Stora Enso's internal data validation processes. We interviewed managers responsible for internal data validation, reviewed their work processes and undertook sample checks on consolidated sustainability data and also sustainability data submitted by the four sites visited during the assurance process;
- We undertook an assessment of the company's reporting and management processes against the principles of materiality, completeness and responsiveness as described in the AA1000 Assurance Standard. The scope of our work did not include a formal review of the Report against the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines;
- The English language version of the report was used as the basis for the assurance.

OPINION

Completeness

On the basis of the method and scope of work undertaken and the information provided to us by Stora Enso:

For Raw Materials Data (including Wood Supply data) and Environmental Performance Data (including compliance data):

- We are not aware of any material reporting units which have been excluded from the Group data, beyond those specified in the scope of the Report.
- Nothing has come to our attention that causes us to believe that the data have not been properly collated from information reported at operations level.
- We are not aware of any errors that would materially affect the Group data.

For Social Performance Data (including Employee Relations data) and Employee Well-Being and Occupational Health and Safety Data:

- We are not aware of any material reporting units which have been excluded from the Group data, beyond those specified in the scope of the Report.
- Nothing has come to our attention that causes us to believe that the data has not been properly collated from information reported at operations level; however, between regions, there are differences in the definitions of theoretical working hours, which are used to calculate occupational health and safety metrics. Although redundancy data is not collated to present Group level statistics, differences remain in definitions used to derive local data.
- We are not aware of any calculation or transcription errors that would materially affect the Group data.

Materiality

Nothing came to our attention to suggest that material issues have been omitted from the scope of the Report. We found evidence that appropriate systems are in place for monitoring and gathering information on relevant management arrangements and performance.

This year's Report contains a clearer expression of Stora Enso's understanding of material Sustainability issues offering the prospect of greater clarity on the approach to future reporting priorities.

The adoption of the new Sustainability Policy is a particularly positive development and now sets the framework for future activities. There is evidence that Stora Enso's management recognise that the implementation of the new policy will be challenging, particularly in emerging markets, and that work is already ongoing towards identifying and responding to standards that fail to meet Stora Enso's own for labour practice, environmental protection and social development. Stora Enso's efforts to promote the development of forest certification systems in emerging markets in cooperation with governments and non-governmental organisations is a good example of this commitment.

Although we saw good examples of awareness of business ethics issues at the units which we visited, there is again no formal corporate monitoring of compliance. The new Sustainability Policy represents a significant driver for Stora Enso to specifically review and develop its internal controls regarding business ethics and other management priorities.

Recommendations for Future Reporting

The Group has made progress for example by adopting a new Traceability Guideline for Wood and Purchased Pulp as well as a new Environmental Statement for all European wood supply units in line with EU EMAS Regulations. These developments provide an opportunity for Stora Enso to further refine its communications strategy for wood supply to better address the specific needs of stakeholders.

In order to overcome incompatibilities in OHS and HR data between sites, Stora Enso should continue to evaluate and seek methods to overcome national and regional differences in data reporting practices.

Recommendations for Future Management

Stora Enso has demonstrated a commitment to growing its own energy production as part of its overall energy strategy in order to mitigate risk of supply disruptions. We recommend that the Group evaluate and progressively report upon its management of sustainability issues associated with energy production and procurement.

Given the strong sustainability context for the new risk management text in the Group's financial disclosure and the commitments listed in the new Sustainability Policy, the Group should reflect upon setting targets to fulfil its commitments to continuous improvement and in order to manage the identified risks.

The role of the Sustainability Committee and EMG should be reviewed to better integrate all of the Senior Executive into the management of sustainability performance.

csr network ltd
U.K. February 2007

Mark Line, Director

Todd Cort, Project Manager

Stora Enso's

Sustainability Policy

Stora Enso is committed to managing and developing its business in a sustainable manner. Balancing our economic, environmental and social responsibilities is necessary for sustainable business and beneficial to our stakeholders.

We strive to continually improve our sustainability performance. We are transparent in our communication and engage our stakeholders in active and constructive dialogue. We measure and publicly report our sustainability performance.

As a global company we operate according to our values, policies and principles everywhere; we respect different cultures, customs and values of the societies where we operate. We comply with and when necessary go beyond the requirements of national legislation and regulations.

We address sustainability throughout our value chain, and we expect our suppliers and partners to comply with Stora Enso's policies and principles related to sustainability.

Economic responsibility

We must be a profitable business and an attractive and trustworthy investment, employer, supplier and business partner. We strive to contribute to the economic well-being of the societies in which we operate.

Environmental responsibility

To minimise our impact on the environment, we consider a life cycle approach and use applicable control technologies. We use raw materials, energy and other resources efficiently. Our products are mainly produced from renewable raw materials, are recyclable and safe to use. We verify the origin of wood and fibre, only procure them from legal and acceptable sources and promote sustainable forestry.

Social responsibility

We adhere to ethical business practices in all our activities. We honour and support globally accepted human and labour rights, and we create a healthy and safe workplace for all of our employees. We are a responsible neighbour, and we do our part in supporting social development.

Management

Sustainability is part of Stora Enso's corporate governance, and responsibilities are assigned throughout the organisation. We expect all of our employees to observe these commitments and responsibilities in their every day work.

Stora Enso Oyj
P.O. Box 309
FI-00101 Helsinki, Finland
Visiting address: Kanavaranta 1
Tel. +358 2046 131
Fax +358 2046 21471

Stora Enso AB
P.O. Box 70395
SE-107 24 Stockholm, Sweden
Visiting address: World Trade Center,
Klarabergsviadukten 70
Tel. +46 1046 46000
Fax +46 8 10 60 20

Stora Enso International Office
9 South Street
London W1K 2XA, UK
Tel. +44 20 7016 3100
Fax +44 20 7016 3200

www.storaenso.com
corporate.communications@storaenso.com


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Graphic design: Incognito
Photos: Lasse Arvidson, Taisto Saari, Stora Enso image archive and UNICEF/ HQ06-1473/Giacomo Pirozzi
Printing: Libris Oy
Cover stock: Ensocoat 230 g/m², Stora Enso, Imatra Mills (ISO 14001 -certified and EMAS-registered FIN-000009)
Text stock: MultiFine 115 g/m², Stora Enso, Nymölla Mill (ISO 14001 -certified and EMAS-registered S-000090)